As filed with the Securities and Exchange Commission on June 11, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CBS OUTDOOR AMERICAS INC.

(Exact name of Registrant as specified in its charter)

Maryland	6500	46-4494703
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

405 Lexington Avenue, 17th Floor

New York, NY 10174

(212) 297-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard H. Sauer

Executive Vice President, General Counsel and Secretary

405 Lexington Avenue, 17th Floor

New York, NY 10174

(212) 297-6400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Lawrence P. Tu Senior Executive Vice President and Chief Legal Officer CBS Corporation 51 West 52nd Street New York, NY 10019 (212) 975-4321 (Telephone)	Copies to: David E. Shapiro Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000 (Telephone)	Matthew D. Bloch Jennifer A. Bensch Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000 (Telephone)

Approximate date of commencement of proposed sale of the securities to the public: As promptly as practicable after the filing of this registration statement and other conditions to the commencement of the exchange offer described herein have been satisfied or, where permissible, waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accredited filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, par value $0.01 per share	97,000,000	N/A	$2,907,891,077	$374,537

(1)	Represents the maximum number of shares of common stock, par value $0.01 per share (“Outdoor Americas common stock”), of CBS Outdoor Americas Inc., a Maryland corporation, to be exchanged for shares of Class B common stock, par value $0.01 per share (“CBS Class B common stock”), of CBS Corporation, a Delaware corporation, as described in the prospectus filed as part of this registration statement.
(2)	This maximum aggregate offering price assumes the acquisition of up to 47,929,637 shares of CBS Class B common stock in exchange for up to 97,000,000 shares of Outdoor Americas common stock held by CBS Corporation. This maximum aggregate offering price, estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and Rule 457(f) under the Securities Act of 1933, as amended (the “Securities Act”), is based on the product of (i) $60.67 the average of the high and low sale prices of CBS Class B common stock on the New York Stock Exchange on June 10, 2014 and (ii) 47,929,637, the maximum number of shares of CBS Class B common stock to be acquired in the exchange offer (based on the indicative exchange ratio of 2.0238 shares of Outdoor Americas common stock per share of CBS Class B common stock in effect following the close of trading on the New York Stock Exchange on June 10, 2014, the last trading day prior to commencement of the exchange offer).
(3)	Computed in accordance with Rule 457(f) under the Securities Act to be $374,537, which is equal to 0.00012880 multiplied by the maximum aggregate offering price of shares of CBS Class B common stock to be acquired of $2,907,891,077.

The Registrant hereby amends the registration statement of which this prospectus forms a part on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement of which this prospectus forms a part shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement of which this prospectus forms a part shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus may change. CBS Corporation may not complete the exchange offer and the securities being registered may not be exchanged or distributed until the registration statement filed with the Securities and Exchange Commission of which this prospectus forms a part is effective. This prospectus is not an offer to sell or exchange these securities and CBS Corporation is not soliciting offers to buy or exchange these securities in any jurisdiction where the exchange offer or sale is not permitted.

CBS CORPORATION

Offer to Exchange Up to 97,000,000 Shares of Common Stock of

CBS OUTDOOR AMERICAS INC.

Which are Owned by CBS Corporation for Outstanding Shares of

Class B Common Stock of

CBS CORPORATION

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 9, 2014 UNLESS THE EXCHANGE OFFER IS EXTENDED OR TERMINATED.

CBS Corporation (“CBS”) is offering to exchange (the “exchange offer”) up to 97,000,000 shares of CBS Outdoor Americas Inc. (“Outdoor Americas”) common stock, par value $0.01 per share (“Outdoor Americas common stock”), in the aggregate that are owned by CBS for outstanding shares of CBS Class B common stock, par value $0.001 per share (“CBS Class B common stock”), that are validly tendered and not validly withdrawn.

For each share of CBS Class B common stock that you tender in the exchange offer and do not validly withdraw, and that is accepted by CBS, you will receive a number of shares of Outdoor Americas common stock at a discount of 7%, subject to an upper limit of 2.1917 shares of Outdoor Americas common stock per share of CBS Class B common stock. Stated another way, for each $100 of your shares of CBS Class B common stock that are accepted in the exchange offer, you will receive approximately $107.53 of Outdoor Americas common stock, based on the average trading prices of Outdoor Americas common stock and CBS Class B common stock on the New York Stock Exchange (the “NYSE”) as described below, and subject to an upper limit of 2.1917 shares of Outdoor Americas common stock per share of CBS Class B common stock. The exchange offer does not provide for a lower limit or minimum exchange ratio. IF THE UPPER LIMIT IS IN EFFECT, YOU WILL RECEIVE LESS THAN $107.53 OF OUTDOOR AMERICAS COMMON STOCK FOR EACH $100 OF CBS CLASS B COMMON STOCK THAT YOU VALIDLY TENDER, AND YOU COULD RECEIVE MUCH LESS.

The average values of the CBS Class B common stock and the Outdoor Americas common stock will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAPs”) of CBS Class B common stock (the “Average CBS Price”) and Outdoor Americas common stock (the “Average Outdoor Americas Price”), respectively, on the NYSE during the three consecutive trading days ending on and including the expiration date of the exchange offer (the “Averaging Dates” and this three-day period, the “Averaging Period”), which are currently expected to be July 7, July 8 and July 9, 2014. The Averaging Period will not change, however, if the exchange offer is extended solely as a result of any extension triggered by the upper limit (as discussed below). See “The Exchange Offer—Terms of the Exchange Offer.”

CBS Class B common stock and Outdoor Americas common stock are listed on the NYSE under the symbols “CBS” and “CBSO,” respectively. The reported last sales prices of CBS Class B common stock and Outdoor Americas common stock on the NYSE on June 10, 2014 were $61.13 and $32.06 per share, respectively. The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on June 10, 2014, based on the VWAPs of CBS Class B common stock and Outdoor Americas common stock on June 6, June 9 and June 10, 2014, would have provided for 2.0238 shares of Outdoor Americas common stock to be exchanged for every share of CBS Class B common stock accepted.

Subject to any voluntary extension by CBS of the exchange offer period, the final exchange ratio will be announced by 4:30 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be July 9, 2014). At such time, the final exchange ratio will be available at www.cbscorpexchange.com and from the information agent, Georgeson Inc., at 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey 07310 or by calling 1-888-624-7035 (toll-free for all stockholders in the United States) or +1-781-575-3340 (outside the United States). CBS will announce the final exchange ratio and whether the upper limit on the number of shares that can be received for each share of CBS Class B common stock tendered is in effect at the expiration of the exchange offer, through www.cbscorpexchange.com and by press release, no later than 4:30 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be July 9, 2014). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit and the exchange offer will be automatically extended until 12:00 midnight, New York City time, on the second following trading day to permit stockholders to tender or withdraw their shares of CBS Class B common stock during those days. Commencing on the third day of the exchange offer, indicative exchange ratios (calculated in the manner described in this prospectus) will also be available on that website and from the information agent.

Following the full disposition by CBS of the Outdoor Americas common stock that CBS owns (the “separation”) which may occur pursuant to the exchange offer, Outdoor Americas intends to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. Assuming the completion of the exchange offer and that it is fully subscribed, Outdoor Americas intends to make an election to be taxed as a REIT for its taxable year beginning the day after the effective date of the separation and ending December 31, 2014. However, there can be no assurance that the separation will be consummated within such time frame. To assist Outdoor Americas in qualifying and maintaining its status as a REIT, among other purposes, its charter contains certain restrictions relating to the ownership and transfer of shares of Outdoor Americas stock, including a provision restricting stockholders from owning more than 9.8% in value or number of shares, whichever is more restrictive, of outstanding shares of Outdoor Americas common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of Outdoor Americas stock without the prior consent of the board of directors of Outdoor Americas. See “Description of Capital Stock of Outdoor Americas—Restrictions on Ownership and Transfer.”

You should carefully read the terms and conditions of the exchange offer described in this prospectus. None of CBS, Outdoor Americas or any of their respective directors or officers or any of the dealer managers makes any recommendation as to whether you should tender all, some or none of your shares of CBS Class B common stock. You must make your own decision after reading this document and consulting with your advisors.

CBS’s obligation to exchange its shares of Outdoor Americas common stock for shares of CBS Class B common stock is subject to the conditions listed under “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

See “Risk Factors” beginning on page 44 for a discussion of factors that you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be exchanged under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The dealer managers for the exchange offer are:

Goldman, Sachs & Co.	Morgan Stanley

The date of this prospectus is June 11, 2014.

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This prospectus incorporates by reference important business and financial information about CBS from documents filed with the Securities and Exchange Commission (the “SEC”) that have not been included herein or delivered herewith. This information is available without charge at the website that the SEC maintains at http://www.sec.gov, as well as from other sources. See “Incorporation by Reference.” In addition, you may ask any questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference in this prospectus from CBS, without charge, upon written or oral request to the information agent, Georgeson Inc., at 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey 07310 or by calling 1-888-624-7035 (toll-free for all stockholders in the United States) or +1-781-575-3340 (outside the United States). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of CBS Class B common stock or Outdoor Americas common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. stockholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in CBS Class B common stock or Outdoor Americas common stock that may apply in their home countries. CBS, Outdoor Americas and the dealer managers cannot provide any assurance about whether such limitations exist.

As used in this prospectus, unless the context requires otherwise or unless otherwise expressly indicated, (i) references to “CBS” refer to CBS Corporation and its consolidated subsidiaries other than Outdoor Americas and its subsidiaries, (ii) references to “Outdoor Americas” refer to CBS Outdoor Americas Inc. and its consolidated subsidiaries and (iii) it is assumed that the exchange offer is fully subscribed and that all shares of Outdoor Americas common stock held by CBS are distributed through the exchange offer.

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INCORPORATION BY REFERENCE

The SEC allows certain information to be “incorporated by reference” into this prospectus by CBS, which means that CBS can disclose important information to you by referring you to another document it has separately filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that CBS has previously filed with the SEC. These documents contain important information about CBS and its business, financial condition and results of operations:

CBS SEC Filings

•	CBS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013;

•	The portions of CBS’s Definitive Proxy Statement on Schedule 14A filed on April 11, 2014 that are incorporated by reference in CBS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013;

•	CBS’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014;

•	CBS’s Current Reports on Form 8-K filed on February 6, 2014 and May 28, 2014; and

•	The description of the CBS Class B common stock contained in CBS’s Registration Statement on Form 8-A/A filed on November 23, 2005.

All documents filed by CBS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of this prospectus to the date that this offering is terminated or expires shall also be deemed to be incorporated into this prospectus by reference (except for any information therein which has been furnished rather than filed). Subsequent filings with the SEC will automatically modify and supersede the information in this prospectus.

Documents incorporated by reference are available without charge, upon written or oral request to the information agent, Georgeson Inc., at 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey 07310 or by calling 1-888-624-7035 (toll-free for all stockholders in the United States) or +1-781-575-3340 (outside the United States). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

Where You Can Find More Information About CBS and Outdoor Americas

Each of CBS and Outdoor Americas files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that each of CBS and Outdoor Americas files electronically with the SEC. The address of that website is http://www.sec.gov.

Outdoor Americas has filed a registration statement on Form S-4 under the Securities Act, of which this prospectus forms a part, to register with the SEC the offering to CBS stockholders of the shares of Outdoor Americas common stock to be exchanged in the exchange offer. CBS will file a Tender Offer Statement on Schedule TO with the SEC with respect to the exchange offer. This prospectus constitutes CBS’s offer to exchange, in addition to being a prospectus of Outdoor Americas. This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information pertaining to CBS, Outdoor Americas and Outdoor Americas common stock,

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reference is made to the registration statement and its exhibits. Statements contained in this prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to within this prospectus or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this prospectus is qualified in its entirety by reference to the underlying documents.

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QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

CBS is offering to exchange up to 97,000,000 shares of Outdoor Americas common stock that are owned by CBS for outstanding shares of CBS Class B common stock that are validly tendered and not validly withdrawn. Following the completion of the exchange offer, assuming the exchange offer is fully subscribed, Outdoor Americas will be wholly independent from CBS, except that certain agreements between CBS and Outdoor Americas will remain in place. See “Agreements Between CBS and Outdoor Americas and Other Related Party Transactions—Agreements between CBS and Outdoor Americas Relating to the Exchange Offer or the Separation” and “Description of Capital Stock of Outdoor Americas.” If the exchange offer is consummated and not fully subscribed because less than all shares of Outdoor Americas common stock owned by CBS are exchanged, the remaining shares of Outdoor Americas common stock owned by CBS may be offered in one or more subsequent exchange offers and/or distributed on a pro rata basis to CBS stockholders whose shares of CBS Class B common stock remain outstanding after consummation of the exchange offer(s) (such distribution, together with the exchange offer(s), the “split-off”). The determination of whether, when and how to proceed with the separation is entirely within the discretion of CBS. Assuming the completion of the exchange offer and that it is fully subscribed, Outdoor Americas intends to make an election on its federal income tax return for its taxable year beginning the day after the separation and ending December 31, 2014 to be treated as a REIT (the “REIT election”), and Outdoor Americas, together with one or more of its subsidiaries, will jointly elect to treat such subsidiaries as “taxable REIT subsidiaries” (each, a “TRS” and such election, the “TRS election”) effective on the first day of its first taxable year as a REIT, as defined below. The following are answers to common questions about the exchange offer.

1.	Why has CBS decided to separate Outdoor Americas from CBS through the exchange offer?

CBS has decided to pursue the exchange offer in order to facilitate the separation of the Outdoor Americas out-of-home advertising business from CBS’s mass media business in a tax-efficient manner, thereby enhancing stockholder value and better positioning CBS to focus on its core businesses.

CBS believes that the separation and the exchange offer have the potential to, among other things, (a) create a fully independent company, Outdoor Americas, focused exclusively on the out-of-home advertising business, that can pursue future business initiatives, including acquisitions and other capital investments, without the influence of a controlling stockholder (assuming the exchange offer is fully subscribed), (b) create a widely held, publicly traded equity security linked only to the performance of the out-of-home advertising business, rather than CBS’s much larger mass media businesses, which can be used efficiently to attract, retain, and incentivize employees of the out-of-home advertising business and to pursue attractive acquisition and capital raising opportunities, (c) allow Outdoor Americas to qualify and be taxed as a REIT for U.S. federal income tax purposes and thereby generally not be subject to U.S. federal income tax on Outdoor Americas net taxable income that Outdoor Americas distributes to its stockholders and (d) enhance the capital markets efficiency of CBS stock by eliminating a non-core business which investors may not appropriately value when assessing CBS’s business operations.

2.	Why did CBS choose an exchange offer as the way to separate Outdoor Americas from CBS?

CBS believes that the split-off, including the exchange offer, is a tax-efficient way to divest its remaining interest in Outdoor Americas. The split-off, together with certain related transactions, is expected to qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and will thus give CBS’s stockholders an opportunity to adjust their current CBS investment between CBS and Outdoor Americas in a tax-free manner for U.S. federal income tax purposes (except with respect to cash received in lieu of a fractional share).

CBS and Outdoor Americas also have different competitive strengths and operating strategies and operate in different industries. The exchange offer is an efficient means of placing Outdoor Americas common stock with holders of CBS Class B common stock who wish to directly own an interest in Outdoor Americas.

3.	What is a REIT?

Following the separation, Outdoor Americas intends to make the REIT election (and the TRS election), which (assuming the exchange offer is fully subscribed) is expected to be effective for its taxable year beginning the day after the effective date of the separation and ending December 31, 2014. However, the exchange offer may not be fully subscribed, and Outdoor Americas may cease to be a member of the CBS consolidated tax group prior to the effective date of the separation. In such circumstance, Outdoor Americas may make its REIT election (and the TRS election) effective as of the day after it ceases to be a member of the CBS consolidated tax group.

As a REIT, Outdoor Americas generally will not be subject to U.S. federal income tax on its REIT taxable income that it distributes to its stockholders. Outdoor Americas’ qualification to be taxed as a REIT will depend on its ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares. Outdoor Americas believes that it is organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that its manner of operation enables it to meet the requirements for qualification and taxation as a REIT.

Following the REIT election, Outdoor Americas anticipates that distributions it makes to its stockholders generally will be taxable to its stockholders as ordinary income, although a portion of the distributions may be designated by Outdoor Americas as qualified dividend income or capital gain dividends or may constitute a return of capital. For a more complete discussion of the U.S. federal income tax treatment of distributions to holders of Outdoor Americas common stock, see “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders.”

If CBS completes the separation by means of the split-off, CBS will allocate its earnings and profits between CBS and Outdoor Americas in accordance with provisions of the Code. In order to comply with certain REIT qualification requirements, Outdoor Americas expects, before the end of any REIT taxable year in which it has accumulated earnings and profits attributable to a non-REIT year, to declare a dividend to its stockholders to distribute such accumulated earnings and profits, including any earnings and profits allocated to Outdoor Americas by CBS in connection with the split-off (any such distribution declared in its first REIT taxable year or with respect to earnings and profits allocated to Outdoor Americas by CBS, the “Purging Distribution(s)”).

4.	What will I receive in connection with the Purging Distribution(s)?

Outdoor Americas expects to pay the Purging Distribution(s) in a combination of cash and Outdoor Americas common stock. Assuming a ratio of Outdoor Americas equity value to CBS’s equity value of approximately 10%, Outdoor Americas currently estimates that the Purging Distribution(s) will total approximately $500 million, of which approximately 20%, or $100 million, will be paid in cash and approximately 80%, or $400 million, will be paid in shares of Outdoor Americas common stock. The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from current estimates based on a number of factors, including (1) the relative equity values of

Outdoor Americas and CBS, (2) the timing of the split-off and (3) the financial performance of CBS, Outdoor Americas and their respective subsidiaries through the closing of the split-off. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of the Purging Distribution(s) will be. Each percentage point change to the ratio of Outdoor Americas equity value to CBS’s equity value would result in a change to the estimated $500 million Purging Distribution(s) of approximately $50 million.

Following the final payment of the Purging Distribution(s) declared in its first REIT taxable year, if any, Outdoor Americas will pay to CBS, or CBS will pay to Outdoor Americas, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the current estimate of $100 million.

5.	What are the main ways that the relationship between Outdoor Americas and CBS will change after the exchange offer is completed?

Following the completion of the exchange offer, assuming the exchange offer is fully subscribed, Outdoor Americas will be wholly independent from CBS, except that certain agreements between CBS and Outdoor Americas will remain in place. See “Agreements Between CBS and Outdoor Americas and Other Related Party Transactions—Agreements between CBS and Outdoor Americas Relating to the Exchange Offer or the Separation” and “Description of Capital Stock of Outdoor Americas.”

6.	Who will receive dividends on Outdoor Americas common stock declared prior to the completion of the exchange offer?

On April 28, 2014, Outdoor Americas announced that its board of directors had authorized a quarterly cash dividend of $.37 per share on Outdoor Americas common stock, payable on June 30, 2014 to holders of record at the close of business on June 9, 2014.

Because the record date for this dividend precedes the expiration date of the exchange offer, holders of shares distributed in the exchange offer will not participate in the second quarter dividend, but will have the right to participate in any dividends declared after completion of the exchange offer to the extent they hold the shares on the relevant record date.

7.	Who may participate in the exchange offer and will it be extended outside the United States?

Any U.S. holder of CBS Class B common stock during the exchange offer period, which will be at least 20 business days, may participate in the exchange offer, including directors and officers of CBS, Outdoor Americas and their respective subsidiaries. This includes shares held for the account of participants in the CBS 401(k) Plan and the Outdoor 401(k) Plan (collectively, the “Savings Plans”).

Although CBS will deliver this prospectus to its stockholders to the extent required by United States law, including stockholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of CBS Class B common stock or Outdoor Americas common stock in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. CBS has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange CBS Class B common stock or Outdoor Americas common stock outside the United States but may take steps to facilitate such tenders. Therefore, the ability of any non-U.S. person to tender CBS Class B common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for CBS or Outdoor Americas to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

All tendering stockholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. stockholders, as to the availability of an exemption under their home country laws that would allow them to participate in the exchange offer without the need for CBS or Outdoor Americas to take any action to facilitate a public offering in that country or otherwise. CBS will rely on those representations and plans to accept shares tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

Participants in the Savings Plans should follow the special instructions that are being sent to them by the plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of CBS Class B common stock held in these plans. As described in the special instructions, such participants may direct the applicable plan trustee to tender all, some or none of the shares of CBS Class B common stock allocable to their Savings Plan accounts, subject to certain limitations set forth in any instructions provided by the plan administrator. To allow sufficient time for the tender of shares by the trustee of the applicable Savings Plan, tendering holders must provide the tabulator for the trustee of the applicable Savings Plan with the requisite instructions so that such instructions can be received by or processed before, as applicable, 1:00 p.m., New York City time, on July 3, 2014, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of your direction may also be extended.

Holders who are participants in the Outdoor 401(k) Plan should note that Outdoor Americas intends to remove both the CBS Class B Company Stock Fund and the Outdoor Americas common stock fund from the Outdoor 401(k) Plan following the consummation of the exchange offer. The CBS Class B Company

Stock Fund will be closed on July 25, 2014 and the Outdoor Americas common stock fund will be closed on September 26, 2014. To the extent that participants have any assets remaining in the funds after such dates, the assets will be liquidated over a period of up to four days and the proceeds will be transferred to such participants’ qualified default investment alternative which is the target retirement fund in the Outdoor 401(k) Plan with the target date closest to the year that such participant will reach age 65.

Holders who are participants in the CBS 401(k) Plan should note that CBS intends to remove the Outdoor Americas common stock fund from the CBS 401(k) Plan following the consummation of the exchange offer. The Outdoor Americas common stock fund will be closed on September 26, 2014. To the extent that participants have any assets remaining in the Outdoor Americas common stock fund after September 26, 2014, the assets will be liquidated over a period of up to four days and the proceeds will be transferred to such participants’ qualified default investment alternative which is the target retirement fund in the CBS 401(k) Plan with the target date closest to the year that such participant will reach age 65.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in CBS Class B common stock or Outdoor Americas common stock that may apply in their home countries. CBS, Outdoor Americas and the dealer managers cannot provide any assurance about whether such limitations exist.

8.	How many shares of Outdoor Americas common stock will I receive for my shares of CBS Class B common stock accepted in the exchange offer?

For each share of CBS Class B common stock that you tender in the exchange offer and do not validly withdraw, and that is accepted by CBS, you will receive a number of shares of Outdoor Americas common stock at a discount of

7%, subject to an upper limit of 2.1917 shares of Outdoor Americas common stock per share of CBS Class B common stock. Stated another way, unless the upper limit is in effect, for each $100 of your CBS Class B common stock accepted in the exchange offer, you will receive approximately $107.53 of Outdoor Americas common stock based on the calculated per-share values determined by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAPs”) for CBS Class B common stock (the “Average CBS Price”) and Outdoor Americas common stock (the “Average Outdoor Americas Price”) on the NYSE during the three consecutive trading days ending on and including the expiration date of the exchange offer (the “Averaging Dates,” and this three-day period, the “Averaging Period”), which are expected to be July 7, July 8 and July 9, 2014.

Please note, however, that the number of shares you can receive is subject to an upper limit of 2.1917 shares of Outdoor Americas common stock for each share of CBS Class B common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $107.53 of Outdoor Americas common stock for each $100 of CBS Class B common stock that you tender, based on the Average CBS Price and Average Outdoor Americas Price, and you could receive much less. The exchange offer does not provide for a lower limit or minimum exchange ratio. In addition, because the exchange offer is subject to proration, the number of shares of CBS Class B common stock that CBS accepts in the exchange offer may be less than the number of shares you tender.

No fractional shares of Outdoor Americas common stock will be distributed to tendering CBS stockholders in connection with the exchange offer. All such fractional shares resulting from the exchange offer will be aggregated and sold by the exchange agent, and the proceeds, if any, less any brokerage commissions or other fees, will be distributed to tendering CBS stockholders in accordance with their fractional interest in the aggregate number of shares sold.

CBS will announce the final exchange ratio and whether the upper limit on the number of shares that can be received for each share of CBS Class B common stock tendered is in effect at the expiration of the exchange offer, through www.cbscorpexchange.com and by press release, no later than 4:30 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be July 9, 2014). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit and you will receive 2.1917 shares of Outdoor Americas common stock for each share of CBS Class B common stock accepted in the exchange offer, and the exchange offer will be extended until 12:00 midnight, New York City time, on the second following trading day to permit stockholders to tender or withdraw their shares of CBS Class B common stock during those days. Any changes in the prices of CBS Class B common stock or Outdoor Americas common stock on those additional days of the exchange offer period will not affect the final exchange ratio.

9.	Why is there an upper limit on the number of shares of Outdoor Americas common stock I can receive for each share of CBS Class B common stock that I tender?

The upper limit represents a 13% discount for shares of Outdoor Americas common stock based on the closing prices of shares of CBS Class B common stock and Outdoor Americas common stock on the NYSE on June 10, 2014 of $61.13 per share and $32.06 per share, respectively (the trading day immediately preceding the date of the commencement of the exchange offer). CBS set this upper limit to ensure that any unusual or unexpected decrease in the trading price of Outdoor Americas common stock, relative to the trading price of CBS Class B common stock during the exchange offer period, would not result in an unduly high number of shares of Outdoor Americas common stock being exchanged for each share of CBS Class B common stock accepted in the exchange offer.

10.	What will happen if the upper limit is in effect?

CBS will announce the final exchange ratio and whether the upper limit on the number of shares of Outdoor Americas common stock that can be received for each share of CBS Class B common stock tendered is in effect at the expiration of the exchange offer, through www.cbscorpexchange.com and by press release, no later than 4:30 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be July 9, 2014). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit and you will receive
2.1917 shares of Outdoor Americas common stock for each share of CBS Class B common stock accepted in the exchange offer, and the exchange offer will be extended until 12:00 midnight, New York City time, on the second following trading day to permit stockholders to tender or withdraw their shares of CBS Class B common stock during those days. Any changes in the prices of the shares of CBS Class B common stock or Outdoor Americas common stock on those additional days of the exchange offer period will not affect the exchange ratio. If the upper limit is in effect, you will receive less than $107.53 of Outdoor Americas common stock for each $100 of CBS Class B common stock that you tender based on the Average CBS Price and Average Outdoor Americas Price, and you could receive much less.

11.	How are the Average CBS Price and the Average Outdoor Americas Price determined for purposes of calculating the number of shares of Outdoor Americas common stock to be received for each share of CBS Class B common stock accepted in the exchange offer?

The Average CBS Price and the Average Outdoor Americas Price for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of shares of CBS Class B common stock and Outdoor Americas common stock, respectively, on the NYSE during the Averaging Period. CBS will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final. The Averaging Period of the exchange offer period currently is expected to be July 7, July 8 and July 9, 2014. If the upper limit is in effect, you will receive 2.1917 shares of Outdoor Americas common stock for each share of CBS Class B common stock accepted in the exchange offer, and the Average CBS Price and Average Outdoor Americas Price will no longer affect the exchange ratio.

12.	What is the daily volume-weighted average price or “VWAP”?

The daily VWAPs for shares of CBS Class B common stock or Outdoor Americas common stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAPs will be as reported by Bloomberg L.P. as displayed under the heading “Bloomberg VWAP” on the Bloomberg pages “CBS UN<Equity>AQR” with respect to CBS common Class B stock and “CBSO UN<Equity>AQR” with respect to Outdoor Americas common stock (or their equivalent successor pages if such pages are not available). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. CBS will determine the simple arithmetic average of the VWAPs of each stock in its sole discretion, and such determination will be final.

13.	How and when will I know the final exchange ratio?

CBS will announce the final exchange ratio and whether the upper limit on the number of shares of Outdoor Americas common stock that can be received for each share of CBS Class B common stock tendered is in effect at the expiration of the exchange offer, through www.cbscorpexchange.com and by press release, no later than 4:30 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be July 9, 2014). In addition, as described below, you may also contact the information agent to obtain indicative exchange ratios (prior to the time the final exchange ratio becomes available) and the final exchange ratio (after the time the final exchange ratio becomes available) at its toll-free number provided on the back cover of this prospectus.

14.	Will indicative exchange ratios be provided during the exchange offer period?

Yes. A website will be maintained at www.cbscorpexchange.com that will provide the daily VWAPs of both CBS Class B common stock and Outdoor Americas common stock during the exchange offer. You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.

Prior to the Averaging Period, commencing on the third trading day of the exchange offer, the website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of CBS Class B common stock and Outdoor Americas common stock on each day, calculated as though that day were the expiration date of the exchange offer, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of CBS Class B common stock and Outdoor Americas common stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the expiration date of the exchange offer.

During the Averaging Period, the website will provide indicative exchange ratios that will be calculated based on the Average CBS Price and Average Outdoor Americas Price using cumulative actual trading data, as calculated by CBS based on data as reported by Bloomberg L.P. Thus, the indicative exchange ratios will be calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the actual intra-day VWAP during the elapsed portion of that first day of the Averaging Period, (ii) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the VWAP for the first day of the Averaging Period averaged with the actual intra-day VWAP during the elapsed portion of that second day of the Averaging Period, and (iii) on the third day of the Averaging Period, the indicative exchange ratio will be calculated based on the VWAP for the first and second days of the Averaging Period averaged with the actual intra-day VWAP during the elapsed portion of that third day of the Averaging Period. During the Averaging Period, the indicative exchange ratios will be updated on the website at 10:30 a.m., 1:30 p.m. and 4:30 p.m., New York City time, with the final exchange ratio available by 4:30 p.m., New York City time, on the third day of the Averaging Period. The data used to derive the intra-day VWAP during the Averaging Period will reflect a 30-minute reporting and upload delay.

In addition, a table indicating the number of shares of Outdoor Americas common stock that you would receive per share of CBS Class B common stock, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the VWAPs of CBS Class B common stock and Outdoor Americas common stock on the last three trading days of the exchange offer period is provided herein for purposes of illustration. See “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio.”

15.	What if the trading market in either shares of CBS Class B common stock or Outdoor Americas common stock is disrupted on one or more days during the Averaging Period?

If a market disruption event (as defined below under “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio”) occurs with respect to shares of CBS Class B common stock or Outdoor Americas common stock on any day during the Averaging Period, the simple arithmetic average stock price of CBS Class B common stock and Outdoor Americas common stock will be determined using the daily VWAPs of shares of Class B CBS Class B common stock and Outdoor Americas common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, CBS decides to extend the exchange offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs, CBS may terminate the exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the exchange offer. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

16.	Are there circumstances under which I would receive fewer shares of Outdoor
Americas common stock than I would have received if the exchange ratio were determined using the closing prices of the shares of CBS Class B common stock and Outdoor Americas common stock on the expiration date of the exchange offer?

Yes. For example, if the trading price of shares of CBS Class B common stock were to increase during the Averaging Period, the Average CBS Price would likely be lower than the closing price of shares of CBS Class B common stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Outdoor Americas common stock for each share of CBS Class B common stock than you would have if the Average CBS Price were calculated on the basis of the closing price of shares of CBS Class B common stock on the expiration date of the exchange offer. Similarly, if the trading price of Outdoor Americas common stock were to decrease during the Averaging Period, the Average Outdoor Americas Price would likely be higher than the closing price of shares of Outdoor Americas common stock on the expiration date of the exchange offer. This could also result in your receiving fewer shares of Outdoor Americas common stock for each share of CBS Class B common stock than you would otherwise receive if the Average Outdoor Americas Price were calculated on the basis of the closing price of shares of Outdoor Americas common stock on the expiration date of the exchange offer.

In addition, if the upper limit is in effect at the expiration of the exchange offer and the exchange offer is automatically extended until 12:00 midnight, New York City time, on the second following trading day, then the number of shares you will receive in exchange for each share of CBS Class B common stock tendered will be fixed at the upper limit and any changes in the prices of CBS Class B common stock or Outdoor Americas common stock on those additional days of the exchange offer period will not affect the final exchange ratio.

17.	Will I receive any fractional shares of Outdoor Americas common stock in the exchange offer?

No. Fractional shares of Outdoor Americas common stock will not be distributed in the exchange offer. Instead, you will receive cash in lieu of a fractional share. The exchange agent, acting as agent for the CBS stockholders otherwise entitled to receive a fractional share of Outdoor Americas common stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of those stockholders. The distribution of fractional share proceeds will take longer than the distribution of shares of Outdoor Americas common stock. As a result, stockholders will not receive fractional share proceeds at the same time they receive shares of Outdoor Americas common stock.

Holders who are tendering shares allocable to their Savings Plan accounts should note that their accounts do not hold fractional shares, given the unitized nature of the Savings Plans’ stock funds, and such holders should refer to the special instructions provided to them by their plan administrator for more information.

18.	Will all the shares of CBS Class B common stock that I tender be accepted in the exchange offer?

Not necessarily. The maximum number of shares of CBS Class B common stock that will be accepted if the exchange offer is completed will be equal to the number of shares of Outdoor Americas common stock held by CBS (i.e., 97,000,000) divided by the final exchange ratio (which will be subject to the upper limit). Depending on the number of shares of CBS Class B common stock validly tendered in the exchange offer and not validly withdrawn, and the Average CBS Price and Average Outdoor Americas Price, CBS may have to limit the number of shares of CBS Class B common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described under “The Exchange Offer—Terms of the Exchange Offer—Proration; Odd-Lots.”

19.	Are there any conditions to CBS’s obligation to complete the exchange offer?

Yes. CBS is not required to complete the exchange offer unless the conditions described under “The Exchange Offer—Conditions to Completion of the Exchange Offer” are satisfied or, where permissible, waived before the expiration of the exchange offer. For example, CBS is not required to complete the exchange offer unless (i) at least 58,200,000 shares of Outdoor Americas common stock will be distributed in exchange for shares of CBS Class B common stock that are tendered in the exchange offer, (ii) CBS receives opinions of counsel with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, to the effect that such requirements will be satisfied, and (iii) the private letter rulings from the Internal Revenue Service (“IRS”), regarding the split-off and certain issues relevant to Outdoor Americas’ qualification as a REIT, among other things, continue to be effective and valid. The minimum number of shares of CBS Class B common stock that must be tendered in order for at least 58,200,000 shares of Outdoor Americas common stock to be distributed in the exchange offer is referred to as the “minimum amount.” CBS may waive any or all of the conditions to the exchange offer, subject to limited exceptions. Outdoor Americas has no right to waive any of the conditions to the exchange offer.

20.	How many shares of CBS Class B common stock will CBS acquire if the exchange offer is completed?

The number of shares of CBS Class B common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of CBS Class B common stock validly tendered and not validly withdrawn. The maximum number of shares of CBS Class B common stock that will be accepted if the exchange offer is completed will be equal to the number of shares of Outdoor Americas common stock held by CBS (i.e., 97,000,000) divided by the final exchange ratio (which will be subject to the upper limit). For example, assuming that the final exchange ratio is 2.1917 (the upper limit for shares of Outdoor Americas common stock that could be exchanged for one share of CBS Class B common stock), then CBS would accept up to 44,257,882 shares of CBS Class B common stock.

21.	What happens if more than the minimum amount of shares are tendered, but not enough shares of CBS Class B common stock are tendered to allow CBS to exchange all of the shares of Outdoor Americas common stock it owns?

In that case, following the completion of the exchange offer, CBS will continue to hold shares of Outdoor Americas common stock not converted and distributed in the exchange offer. Depending on the number of shares tendered, CBS may be able to influence the outcome of certain corporate actions requiring stockholder approval so long as it owns a significant portion of Outdoor Americas common stock. In addition, if the exchange offer is not fully subscribed, and CBS continues to hold more than 50% of the outstanding Outdoor Americas common stock, then Outdoor Americas will be considered a “controlled company” under NYSE rules. In such case, the typical independence requirements under the NYSE rules would not apply to Outdoor Americas.

In order to effect the separation by means of the split-off, if the exchange offer is consummated and not fully subscribed because less than all shares of Outdoor Americas common stock owned by CBS are exchanged, the remaining shares of Outdoor Americas common stock owned by CBS may be offered in one or more subsequent exchange offers and/or distributed on a pro rata basis to CBS stockholders whose shares of CBS Class B common stock remain outstanding after consummation of the exchange offer(s). The determination of whether, when and how to proceed with the separation is entirely within the discretion of CBS.

If more than the minimum amount of shares of CBS Class B common stock are tendered, but not enough shares of CBS Class B common stock are tendered to allow CBS to exchange all of the shares of Outdoor Americas common stock that CBS owns, and if CBS chooses not to complete the separation by means of the split-off, it will not be able to rely on the IRS private letter ruling with respect to the qualification of the exchange offer as a tax-free distribution under Section 355 of the Code. In such circumstance, the exchange offer may be taxable. See “Material U.S. Federal Income Tax Consequences of the Split-Off—Undersubscription of the Exchange Offer and Non-Completion of the Split-Off” for more information regarding the disposition of some, but not all, of the Outdoor Americas stock owned by CBS.

22.	What happens if the exchange offer is oversubscribed and CBS is unable to fulfill all tenders of CBS Class B common stock at the exchange ratio?

In that case, all shares of CBS Class B common stock that are validly tendered and not validly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered, which is referred to as “proration.” Stockholders who directly or beneficially own “odd-lots” (less than 100 shares) of CBS Class B common stock and who validly tender all of their shares will not be subject to proration. For instance, if you directly or beneficially own 50 shares of CBS Class B common stock and tender all 50 shares, your odd-lot will not be subject to proration. If, however, you hold less than 100 shares of CBS Class B common stock, but do not tender all of your shares, you will be subject to proration to the same extent as holders of more than 100 shares if the exchange offer is oversubscribed. Direct or beneficial holders of 100 or more shares of CBS Class B common stock will be subject to proration.

Proration for each tendering stockholder will be based on the number of shares of CBS Class B common stock tendered by that stockholder in the exchange offer, and not on that stockholder’s aggregate ownership of CBS Class B common stock. Except as described in the following sentence, any shares of CBS Class B common stock not accepted for exchange as a result of proration will be returned to tendering stockholders.

CBS will announce its preliminary determination, if any, of the extent to which tenders will be prorated by press release by 9:00 a.m., New York City time, on the business day immediately following the expiration of the exchange offer. This preliminary determination is referred to as the “preliminary proration factor.” CBS will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made. This final determination is referred to as the “final proration factor.”

23.	How long will the exchange offer be open?

The period during which a holder is permitted to tender your shares of CBS Class B common stock in the exchange offer will expire at 12:00 midnight, New York City time, on the expiration date of the exchange offer (currently expected to be July 9, 2014), unless the exchange offer is extended or terminated. In addition, if the upper limit is in effect at the expiration of the exchange offer, then the final exchange ratio will be fixed at the upper limit, and the exchange offer will be extended until 12:00 midnight, New York City time, on the second following trading day. CBS may extend the exchange offer in the circumstances described in “The Exchange Offer—Extension; Termination; Amendment.”

The period during which you are permitted to tender shares of CBS Class B common stock allocable to a Savings Plan may be different. To allow sufficient time for the tender of shares by the trustee of the applicable Savings Plan, tendering holders must provide the tabulator for the trustee of the applicable Savings Plan with the requisite instructions by 1:00 p.m., New York City time, on July 3, 2014, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of your direction may also be extended.

24.	Under what circumstances can the exchange offer be extended by CBS?

CBS can extend the exchange offer at any time, in its sole discretion, regardless of whether any condition to the exchange offer has been satisfied or, where permissible, waived. If CBS extends the exchange offer, it must publicly announce the extension by press release at any time prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer (currently expected to be July 9, 2014).

25.	How do I decide whether to participate in the exchange offer?

Whether you should participate in the exchange offer depends on many factors. You should carefully examine your specific financial position, plans and needs before you decide whether to participate, as well as the relative risks associated with an investment in Outdoor Americas and CBS.

In addition, you should consider all of the factors described in “Risk Factors.” None of

CBS, Outdoor Americas or any of their

respective directors or officers or any of the dealer managers or any other person makes any recommendation as to whether you should tender all, some or none of your shares of CBS Class B common stock. You must make your own decision after carefully reading this prospectus, and the documents incorporated by reference, and consulting with your advisors in light of your own particular circumstances. You are strongly encouraged to read this prospectus in its entirety, including any documents referred to herein, very carefully.

26.	How do I participate in the exchange offer?

The procedures you must follow to participate in the exchange offer will depend on whether your shares of CBS Class B common stock are registered directly in your name in CBS’s share register (“Direct Registration Shares”) or are held through a broker, dealer, commercial bank, trust company, custodian or similar institution or otherwise. For specific instructions about how to participate, see “The Exchange Offer—Procedures for Tendering.”

27.	Can I tender only a part of my CBS Class B common stock in the exchange offer?

Yes. You may tender all, some or none of your CBS Class B common stock.

28.	Can I participate in the exchange offer if I hold CBS Class A common stock?

CBS is only offering to exchange shares of Outdoor Americas common stock for outstanding shares of CBS Class B common stock that are validly tendered and not validly withdrawn. However, if you hold CBS Class A common stock, par value $0.001 per share (“CBS Class A common stock” and together with the CBS Class B common stock, “CBS common stock”), you can participate in the exchange offer, but only by either:

•	converting your shares of CBS Class A common stock into an equal number of shares of CBS Class B common stock in advance of the expiration of the exchange offer and tendering such shares of CBS Class B common stock received upon conversion in advance of the expiration date; or

•	conditionally converting your shares of CBS Class A common stock into an equal number of shares of CBS Class B common stock pursuant to the procedures set forth herein by executing and delivering to the exchange agent for the exchange offer: (i) a conditional notice of conversion for all such shares of CBS Class A common stock submitted to be exchanged, accompanied by payment of documentary, stamp or similar issue or transfer taxes, if any; (ii) a letter of transmittal for CBS Class B common stock, properly complete and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message, in each case with respect to which the shares of CBS Class A common stock have been submitted for exchange, noting that shares of CBS Class A common stock will be converted to the extent the CBS Class B common stock is accepted for exchange in the exchange offer. To the extent shares of shares of CBS Class A common stock are not converted, the exchange agent will promptly return your payment of documentary, stamp or similar issue or transfer taxes, if any.

If you elect to convert all of your shares of CBS Class A common stock on a non-conditional basis, you may not withdraw such election of a completed conditional notice of conversion and your conversion will be effective immediately upon receipt by the exchange agent. You may withdraw your tender in the exchange offer of the shares of CBS Class B common stock issued upon conversion by following the procedures set forth herein. If you elected to conditionally convert your shares of CBS Class A common stock into shares of CBS Class B common stock to the extent the CBS Class B common stock is accepted for exchange in the exchange offer, you may withdraw your conditional notice of conversion by withdrawing your tender of shares of CBS Class B common stock in the exchange offer, by following the procedures set forth herein.

Participants in the CBS 401(k) Plan that have assets in the CBS Class A Company Stock Fund and would like to participate in the exchange offer should follow the special instructions that are being sent to them by the plan administrator.

29.	Will holders of CBS stock options or restricted stock units (“RSUs”) have the opportunity to exchange their CBS stock options or RSUs for Outdoor Americas common stock in the exchange offer?

No, neither holders of vested or unvested stock options nor holders of RSUs (including performance-based restricted stock units (“PRSUs”) and time-based restricted stock units (“TRSUs”)) can tender the shares of CBS Class B common stock underlying such awards in the exchange offer. However, holders of vested and unexercised CBS stock options can exercise their vested stock options in accordance with the terms of the plans under which the options were issued and tender the shares of CBS Class B common stock received upon exercise in the exchange offer. The exercise of a CBS stock option cannot be revoked for any reason, including if the exchange offer is terminated for any reason or if shares of CBS Class B common stock received upon exercise are tendered and not accepted for exchange in the exchange offer. Additionally, if you hold shares of CBS Class B common stock as a result of the vesting and settlement of RSUs, these shares can be tendered in the exchange offer.

If you are a holder of vested and unexercised CBS stock options and wish to exercise such stock options and tender shares of CBS Class B common stock received upon exercise in the exchange offer, you should be certain to initiate such exercise generally no later than 4:00 p.m., New York City time, on the tenth trading day prior to the expiration of the exchange offer, such that the shares of CBS Class B common stock are received in your account in enough time to tender the shares in accordance with the instructions for tendering available from your broker or account administrator. In the event that you choose to exercise such stock options and tender shares of CBS Class B common stock received in the exchange offer, you will be required to satisfy the exercise price and any applicable tax withholding amounts in cash.

There are tax consequences associated with the exercise of a stock option and individual tax circumstances may vary. You are urged to consult the prospectus provided to you in connection with your participation in the CBS Corporation 2004 Long-Term Management Incentive Plan (as amended and restated through May 25, 2006) and the CBS Corporation 2009 Long-Term Incentive Plan (as amended and restated May 23, 2013) and to consult your own tax advisor regarding the consequences to you of exercising your stock options. You are also urged to read carefully the discussion in “Material U.S. Federal Income Tax Consequences of the Split-Off” and to consult your own tax advisor regarding the consequences to you of the exchange offer.

30.	What do I do if I want to retain all of my CBS Class B common stock?

If you want to retain your CBS Class B common stock, you do not need to take any action in connection with the exchange offer.

31.	Will National Amusements, Inc. participate in the exchange offer?

National Amusements, Inc. (“National Amusements”), the controlling stockholder of CBS, has advised CBS that it does not intend to participate in the exchange offer. As of May 26, 2014, National Amusements beneficially owned shares of CBS Class A common stock representing approximately 79.7% of the voting power of all classes of CBS stock.

32.	Will I be able to withdraw the shares of CBS Class B common stock that I tender in the exchange offer?

Yes. You may withdraw shares tendered at any time before the exchange offer expires. See “The Exchange Offer—Procedures for Tendering—Withdrawal Rights.” If you change your mind again before the expiration of the exchange offer, you can re-tender your CBS Class B common stock by following the tender procedures again.

If you hold your shares through the CBS 401(k) Plan or the Outdoor 401(k) Plan, you may withdraw or change your previously submitted instructions to the trustee by issuing a new instruction to the trustee which will cancel any prior instruction. Any new instructions must be received by the tabulator for the trustee of the applicable Savings Plan on your behalf before 1:00 p.m., New York City time, on July 3, 2014. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of instructions to withdraw or change your previously submitted instructions may also be extended.

33.	Will I be able to withdraw the shares of CBS Class B common stock that I tender in the exchange offer before and after the final exchange ratio has been determined?

Yes. The final exchange ratio used to determine the number of shares of Outdoor Americas common stock that you will receive for each share of CBS Class B common stock accepted in the exchange offer will be announced by 4:30 p.m., New York City time, on the expiration date of the exchange offer. The expiration date of the exchange offer (currently expected to be July 9, 2014) may be extended or the exchange offer may be terminated. You have a right to withdraw shares of CBS Class B common stock you have tendered at any time before 12:00 midnight, New York City time, on the expiration date of the exchange offer. See “The Exchange Offer—Procedures for Tendering—Withdrawal Rights.”

If you are a registered holder of CBS Class B common stock (i.e., you hold Direct Registration Shares), you must provide a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent before 12:00 midnight, New York City time, on the expiration date of the exchange offer. The information that must be included in that notice is specified under “The Exchange Offer—Procedures for Tendering—Withdrawal Rights.”

If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the expiration date of the exchange offer. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent. The Depository Trust Company (“DTC”) is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC during that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then, in order to withdraw your shares, the institution through which your shares are held must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date of the exchange offer. Such notice of withdrawal must be in the form of DTC’s notice of withdrawal. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the exchange offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.

In addition, if the upper limit is in effect at the expiration of the exchange offer, then the final exchange ratio will be fixed at the upper limit, and the exchange offer will be extended until 12:00 midnight, New York City time, on the second following trading day to permit stockholders to tender or withdraw their shares of CBS Class B common stock during those days, either directly or by acting through a broker, dealer, commercial bank, trust company, custodian or similar institution on their behalf.

34.	How soon will I receive delivery of my Outdoor Americas common stock once I have tendered my CBS Class B common stock?

Assuming the shares of CBS Class B common stock tendered in the exchange offer have been accepted for exchange, the exchange agent will cause shares of Outdoor Americas common stock to be credited to you in book-entry form promptly after the expiration of the exchange offer. See “The Exchange Offer—Delivery of Outdoor Americas Common Stock; Book-Entry Accounts.”

35.	What are the U.S. federal income tax consequences of the exchange offer to holders of CBS Class B common stock who exchange CBS Class B common stock for Outdoor Americas common stock?

CBS has received a private letter ruling from the IRS to the effect that the split-off, together with certain related transactions, will qualify as a tax-free distribution under Section 355 of the Code. CBS expects to receive certain opinions from its tax advisors with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, to the effect that such requirements will be satisfied. If CBS effects the separation by means of the split-off, based on the foregoing private letter ruling from the IRS, together with the tax opinions, for U.S. federal income tax purposes, a holder of CBS Class B common stock participating in the exchange offer will not recognize any gain or loss, and no amount will be included in the income of such holder, upon the receipt of Outdoor Americas common stock pursuant to the exchange offer. A holder of CBS Class B common stock generally will recognize capital gain or loss with respect to cash received in lieu of fractional shares of Outdoor Americas common stock. If more than the minimum amount of shares of CBS Class B common stock are tendered, but not enough shares of CBS Class B common stock are tendered to allow CBS to exchange all of the shares of Outdoor

Americas common stock that CBS owns, and if CBS chooses not to complete the separation by means of the split-off, it will not be able to rely on the IRS private letter ruling with respect to the qualification of the exchange offer as a tax-free distribution under Section 355 of the Code. In such circumstance, the exchange offer may be taxable. See “Material U.S. Federal Income Tax Consequences of the Split-Off—Undersubscription of the Exchange Offer and Non-Completion of the Split-Off” for more information regarding the disposition of some, but not all, of the Outdoor Americas stock owned by CBS.

Please see “Risk Factors—Risks Related to the Exchange Offer—If the split-off, including the exchange offer, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, CBS, Outdoor Americas, and CBS stockholders could be subject to significant tax liabilities and, in certain circumstances, Outdoor Americas could be required to indemnify CBS for material taxes pursuant to indemnification obligations under the tax matters agreement.” See “Material U.S. Federal Income Tax Consequences of the Split-Off” for more information regarding the private letter ruling, the tax opinions and the potential tax consequences of the exchange offer. Holders of CBS Class B common stock should consult their own tax advisors as to the particular tax consequences of the exchange offer to them, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the exchange offer being taxable to them.

36.	Are there any appraisal rights for holders of CBS or Outdoor Americas common stock?

No, there are no appraisal rights available to CBS stockholders or Outdoor Americas stockholders in connection with the exchange offer.

37.	What is the accounting treatment of the exchange offer?

The shares of CBS Class B common stock acquired by CBS in the exchange offer will be recorded as treasury stock at a cost equal to the market value of the shares of CBS Class B common stock accepted in the exchange offer. The excess of the market value of CBS Class B common stock acquired over CBS’s carrying value of Outdoor Americas will be recognized by CBS as a gain on disposal of discontinued operations net of any direct and incremental expenses of the exchange offer.

Assuming the completion of the exchange offer and that it is fully subscribed, Outdoor Americas’ historical results will be shown, in CBS’s financial statements, as a discontinued operation, and in periods subsequent to the completion of the exchange offer, CBS’s financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Outdoor Americas.

After the split-off, the assets and liabilities of Outdoor Americas will be accounted for at the historical book values prior to the split-off. Outdoor Americas intends to make the REIT election for its taxable year beginning the day after the effective date of the separation and ending December 31, 2014. In connection with the REIT election, Outdoor Americas intends to reverse deferred taxes that will no longer be realized as a one-time benefit to net income.

38.	What will CBS do with the shares of CBS Class B common stock it acquires in the exchange offer?

CBS Class B common stock acquired by CBS in the exchange offer will be held as treasury stock unless and until retired or used for other purposes.

39.	What is the impact of the exchange offer on the number of CBS shares outstanding?

Any CBS Class B common stock acquired by CBS in the exchange offer will reduce the total number of CBS shares outstanding, although CBS’s actual number of shares outstanding on a given date reflects a variety of factors, including vesting of RSUs, exercises of stock options and purchases of shares by CBS pursuant to its share repurchase program.

40.	Do the statements on the cover page regarding this prospectus being subject to change and the registration statement filed with the SEC not yet being effective mean that the exchange offer has not commenced?

As permitted under SEC rules, CBS has commenced the exchange offer without the registration statement, of which this prospectus forms a part, having been declared effective by the SEC. CBS cannot, however, complete the exchange offer and accept for exchange any shares of CBS Class B common stock tendered in the exchange offer until the registration statement is declared effective by the SEC and the other conditions to the exchange offer have been satisfied or, where permissible, waived.

41.	Where can I find out more information about CBS and Outdoor Americas?

You can find out more information about CBS and Outdoor Americas by reading this prospectus and, with respect to CBS, from various sources described in “Incorporation by Reference.”

42.	Whom should I call if I have questions about the exchange offer or want copies of additional documents?

You may ask any questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference in this prospectus, without charge, from the information agent, Georgeson Inc., at 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey 07310 or by calling 1-888-624-7035 (toll-free for all stockholders in the United States) or +1-781-575-3340 (outside the United States).

SUMMARY

This summary does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the other documents to which it refers to understand the exchange offer. See “Incorporation by Reference.”

The Companies

CBS Corporation

51 West 52nd Street

New York, New York 10019

(212) 975-4321

CBS Corporation, a Delaware corporation, is a mass media company that creates and distributes industry-leading content across a variety of platforms to audiences around the world. CBS has businesses with origins that date back to the dawn of the broadcasting age as well as new ventures that operate on the leading edge of media. CBS owns the most-watched television network in the United States and one of the world’s largest libraries of entertainment content, making its brand—“the Eye”—one of the most recognized in business. CBS’s operations span virtually every field of media and entertainment, including cable, publishing, radio, local TV, film, outdoor advertising, and interactive and socially responsible media. CBS’s businesses include CBS Television Network, The CW (a joint venture between CBS Corporation and Warner Bros. Entertainment), Showtime Networks, CBS Sports Network, TVGN (a joint venture between CBS Corporation and Lionsgate), Smithsonian Networks, Simon & Schuster, CBS Television Stations, CBS Radio, CBS Television Studios, CBS Global Distribution Group (CBS Studios International and CBS Television Distribution), CBS Interactive, CBS Consumer Products, CBS Home Entertainment, CBS Films and CBS EcoMedia and, until the separation, Outdoor Americas.

CBS Outdoor Americas Inc.

405 Lexington Avenue, 17th Floor

New York, NY 10174

(212) 297-6400

CBS Outdoor Americas Inc., a Maryland corporation, is one of the largest lessors of advertising space on out-of-home advertising structures and sites across the United States, Canada and Latin America. Its portfolio primarily consists of billboard displays that are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. In addition, it has a number of exclusive multi-year contracts that allow it to operate advertising displays in municipal transit systems where customers are able to reach millions of commuters on a daily basis. Outdoor Americas has displays in all of the 25 largest markets in the United States and over 180 markets in the United States, Canada and Latin America, including in some of the most heavily trafficked locations, such as the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City.

The Exchange Offer

Terms of the Exchange Offer

CBS is offering to exchange up to 97,000,000 shares of Outdoor Americas common stock in the aggregate that are owned by CBS for outstanding shares of CBS Class B common stock that are validly tendered and not validly withdrawn. You may tender all, some or none of your shares of CBS Class B common stock.

Shares of CBS Class B common stock that are validly tendered and not validly withdrawn will be accepted for exchange at the final exchange ratio, on the terms and conditions of the exchange offer and subject to the limits described below, including the proration provisions. Shares of CBS Class B common stock not accepted for exchange will remain in book-entry form in the holder’s name promptly following the expiration or termination of the exchange offer, as applicable.

For each share of CBS Class B common stock that you tender in the exchange offer and do not validly withdraw, and that is accepted by CBS, you will receive a number of shares of Outdoor Americas common stock at a discount of 7%, subject to an upper limit of 2.1917 shares of Outdoor Americas common stock per share of CBS Class B common stock. Stated another way, unless the upper limit is in effect, for each $100 of your CBS Class B common stock accepted in the exchange offer, you will receive approximately $107.53 of Outdoor Americas common stock based on the calculated per share values determined by reference to the simple arithmetic average of the Average CBS Price and Average Outdoor Americas Price on the NYSE during the Averaging Period, which are expected to be July 7, July 8 and July 9, 2014. Please note, however, that the number of shares you can receive is subject to an upper limit of 2.1917 shares of Outdoor Americas common stock for each share of CBS Class B common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $107.53 of Outdoor Americas common stock for each $100 of CBS Class B common stock that you tender, based on the Average CBS Price and Average Outdoor Americas Price, and you could receive much less. The exchange offer does not provide for a lower limit or minimum exchange ratio. In addition, because the exchange offer is subject to proration, the number of shares of CBS Class B common stock that CBS accepts in the exchange offer may be less than the number of shares you tender.

Extension; Amendment; Termination

The exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on July 9, 2014, unless the exchange offer is extended or terminated. You must validly tender your shares of

CBS Class B common stock before this time if you want to participate in the exchange offer. CBS may extend, amend or terminate the exchange offer as described in this prospectus.

Automatic Extension

If the upper limit on the number of shares of Outdoor Americas common stock that can be received for each share of CBS Class B common stock tendered is in effect at the expiration of the exchange offer, then the final exchange ratio will be fixed at the upper limit and the exchange offer will be extended until 12:00 midnight, New York City time, on the second following trading day to permit stockholders to tender or withdraw their shares of CBS Class B common stock during those days.

Conditions to Completion of the Exchange Offer

The exchange offer is subject to various conditions, including that (i) at least 58,200,000 shares of Outdoor Americas common stock will be distributed in exchange for shares of CBS Class B common stock that are tendered in the exchange offer, (ii) CBS receives opinions of counsel with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, to the effect that such requirements will be satisfied, and (iii) the private letter rulings from the IRS regarding the split-off and certain issues relevant to Outdoor Americas’ qualification as a REIT, among other things, continue to be effective and valid. All conditions to the completion of the exchange offer must be satisfied or, where permissible, waived by CBS before the expiration of the exchange offer. CBS may waive any or all of the conditions to the exchange offer, subject to limited exceptions. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

Proration; Odd-Lots

If, upon the expiration of the exchange offer, CBS stockholders have validly tendered more shares of CBS Class B common stock than CBS is able to accept for exchange, CBS will accept for exchange the shares of CBS Class B common stock validly tendered and not validly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of CBS Class B common stock to be accepted for exchange bears to the total number of shares of CBS Class B common stock validly tendered and not validly withdrawn (rounded to the nearest whole number of shares of CBS Class B common stock, and subject to any adjustment necessary to ensure the exchange of all shares of Outdoor Americas common stock owned by CBS), except for tenders of odd-lots, as described below.

Except as otherwise provided in this Prospectus, direct or beneficial holders of less than 100 shares of CBS Class B common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. Direct or beneficial holders of more than 100 shares of CBS Class B common stock, and those who own less than 100 shares but do not tender all of their shares, will be subject to proration. In addition, shares held on behalf of participants in the Savings Plans (each of which plans holds more than 100 shares of CBS Class B common stock) will be subject to proration.

CBS will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the business day following the expiration date of the exchange offer (which expiration date is currently expected to be July 9, 2014). Upon determining the number of shares of CBS Class B common stock validly tendered for exchange, CBS will announce the final results, including the final proration factor, if any.

Fractional Shares

Fractional shares of Outdoor Americas common stock will not be distributed in the exchange offer. The exchange agent, acting as agent for the tendering CBS stockholders, will aggregate any fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market. You will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these shares in accordance with your fractional interest in the aggregate number of shares sold. The distribution of fractional share proceeds will take longer than the distribution of shares of Outdoor Americas common stock. As a result, stockholders will not receive fractional share proceeds at the same time they receive shares of Outdoor Americas common stock.

Holders who are tendering shares allocable to their Savings Plan accounts should note that their accounts do not hold fractional shares, given the unitized nature of the Savings Plans’ stock funds, and such holders should refer to the special instructions provided to them by their plan administrator for more information.

Procedures for Tendering

The procedures you must follow to participate in the exchange offer will depend on how you hold your shares of CBS Class B common stock. For you to validly tender your shares of CBS Class B common stock pursuant to the exchange offer, before the expiration of the exchange offer, you will need to take the following steps:

•	If you hold Direct Registration Shares, you must deliver to the exchange agent at the appropriate address listed in the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents;

•	If you hold shares of CBS Class B common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should receive instructions from that institution on how to participate in the exchange offer. In this situation, do not complete the letter of transmittal. Please contact the institution through which you hold your shares directly if you have not yet received instructions. Some financial institutions may effect tenders by book-entry transfer through DTC;

•	Participants in the Savings Plans should follow the special instructions that are being sent to them by the plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of CBS Class B common stock held in these plans. As described in the special instructions, such participants may direct the applicable plan trustee to tender all, some or none of the shares of CBS Class B common stock allocable to their Savings Plan accounts, subject to certain limitations set forth in any instructions provided by the plan administrator. To allow sufficient time for the tender of shares by the trustee of the applicable Savings Plan, tendering holders must provide the tabulator for the trustee of the applicable Savings Plan with the requisite instructions so that such instructions can be received by or processed before, as applicable, 1:00 p.m., New York City time, on July 3, 2014, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of your direction may also be extended; and

•	If you wish to tender your shares of CBS Class B common stock but the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

Delivery of Shares of Outdoor Americas Common Stock

Assuming the shares of CBS Class B common stock tendered in the exchange offer have been accepted for exchange, the exchange agent will cause shares of Outdoor Americas common stock to be credited in book-entry form to direct registered accounts maintained by Outdoor Americas’ transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders) promptly after the expiration of the exchange offer. Certificates representing Outdoor Americas common stock will not be issued pursuant to the exchange offer.

Withdrawal Rights

You may withdraw your tendered shares of CBS Class B common stock at any time before the expiration of the exchange offer (currently expected to be July 9, 2014). If you change your mind again before the expiration of the exchange offer, you may re-tender your shares of CBS Class B common stock by again following the completion of the exchange offer procedures.

In order to withdraw your shares, you must provide a written notice or facsimile transmission notice of withdrawal to the exchange agent. The information that must be included in that notice is specified under “The Exchange Offer—Procedures for Tendering—Withdrawal Rights.”

If you hold your shares through the CBS 401(k) Plan or the Outdoor 401(k) Plan, you may withdraw or change your previously submitted instructions to the trustee by issuing a new instruction to the trustee which will cancel any prior instruction. Any new instructions must be received by the tabulator for the trustee of the applicable Savings Plan on your behalf before 1:00 p.m., New York City time, on July 3, 2014. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of instructions to withdraw or change your previously submitted instructions may also be extended.

If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, the expiration date of the exchange offer. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

CBS Class A Common Stock

CBS is only offering to exchange shares of Outdoor Americas common stock for outstanding shares of CBS Class B common stock that are validly tendered and not validly withdrawn. However, if you hold CBS Class A common stock, you can participate in the exchange offer, but only by either:

•	converting your shares of CBS Class A common stock into an equal number of shares of CBS Class B common stock in advance of the expiration of the Exchange Offer and tendering such shares of CBS Class B common stock received upon conversion in advance of the expiration date; or

•

conditionally converting your shares of CBS Class A common stock into an equal number of shares of CBS Class B common stock pursuant to the procedures set forth herein by executing and delivering to the exchange agent for the exchange offer: (i) a conditional notice of conversion for all such shares of CBS Class A common stock submitted to be exchanged, accompanied by payment of documentary, stamp or similar issue or transfer taxes, if any; (ii) a letter of transmittal for CBS Class B common stock, properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message, in each case with respect to which the shares of CBS Class A common stock that have been submitted for exchange, noting that shares of CBS Class A common stock will be converted to the extent the CBS Class B common stock is accepted for exchange in the exchange offer. To the extent shares of shares of CBS Class A common stock are not converted, the exchange agent will promptly return your payment of documentary, stamp or similar issue or transfer taxes, if any.

If you elect to convert all of your shares of CBS Class A common stock on a non-conditional basis, you may not withdraw such election of a completed conditional notice of conversion and your conversion will be effective immediately upon receipt by the exchange agent. You may withdraw your tender in the exchange offer of the shares of CBS Class B common stock issued upon conversion by following the procedures set forth herein. If you elected to conditionally convert your shares of CBS Class A common stock into shares of CBS Class B common stock to the extent the CBS Class B common stock is accepted for exchange in the exchange offer, you may withdraw your conditional notice of conversion by withdrawing your tender of shares of CBS Class B common stock in the exchange offer, by following the procedures set forth herein.

Participants in the CBS 401(k) Plan that have assets in the CBS Class A Company Stock Fund and would like to participate in the exchange offer should follow the special instructions that are being sent to them by the plan administrator.

No Appraisal Rights

No appraisal rights are available to CBS stockholders or Outdoor Americas stockholders in connection with the exchange offer.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

Except as described elsewhere in this prospectus, CBS is not aware of any jurisdiction where the making of the exchange offer or its acceptance would not be legal. If CBS learns of any jurisdiction where making the exchange offer or its acceptance would not be permitted, CBS intends to make a good faith effort to comply with the relevant law in order to enable such offer and acceptance to be permitted.

If, after such good faith effort, CBS cannot comply with such law, CBS will determine whether the exchange offer will be made and whether tenders will be accepted from or on behalf of, persons who are holders of shares of CBS Class B common stock residing in any such jurisdiction.

Although CBS will deliver this prospectus to its stockholders to the extent required by United States law, including to stockholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of CBS Class B common stock or Outdoor Americas common stock in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. CBS has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange CBS Class B common stock or Outdoor Americas common stock outside the United States but may take steps to facilitate such tenders. Therefore, the ability of any non-U.S. person to tender CBS Class B common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for CBS or Outdoor Americas to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

All tendering stockholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. stockholders, as to the availability of an exemption under their home country laws that would allow them to participate without the need for CBS or Outdoor Americas to take any action to facilitate a public offering in that country or otherwise. CBS will rely on those representations and, unless the exchange offer is terminated, plans to accept shares tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in CBS Class B common stock or Outdoor Americas common stock that may apply in their home countries. CBS, Outdoor Americas and the dealer managers cannot provide any assurances about whether such limitations may exist. See “The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

The Separation

CBS has informed Outdoor Americas that it currently intends to dispose of all of the shares of Outdoor Americas common stock that it owns by means of a tax-free split-off, pursuant to which CBS is undertaking the exchange offer. In order to effect the separation by means of the split-off, if the exchange offer is consummated and not fully subscribed because less than all shares of Outdoor Americas common stock owned by CBS are exchanged, the remaining shares of Outdoor Americas common stock owned by CBS may be offered in one or more subsequent exchange offers and/or distributed on a pro rata basis to CBS stockholders whose shares of CBS Class B common stock remain outstanding after consummation of the exchange offer(s). The determination of whether, when and how to proceed with the separation is entirely within the discretion of CBS.

If more than the minimum amount of shares of CBS Class B common stock are tendered, but not enough shares of CBS Class B common stock are tendered to allow CBS to exchange all of the shares of Outdoor Americas common stock that CBS owns, and if CBS chooses not to complete the separation by means of the split-off, it will not be able to rely on the IRS private letter ruling with respect to the qualification of the exchange offer as a tax-free distribution under Section 355 of the Code. In such circumstance, the exchange offer may be taxable. See “Material U.S. Federal Income Tax Consequences of the Split-Off—Undersubscription of the Exchange Offer and Non-Completion of the Split-Off” for more information regarding the disposition of some, but not all, of the Outdoor Americas stock owned by CBS.

The separation will separate the Outdoor Americas out-of-home advertising business from CBS’s mass media business. In January 2014, CBS completed certain reorganization transactions (the “reorganization transactions”), resulting in the entities comprising CBS’s Outdoor Americas operating segment being consolidated under Outdoor Americas and the issuance by Outdoor Americas of shares of Outdoor Americas common stock to its parent, an indirect wholly owned subsidiary of CBS, upon which Outdoor Americas became an indirect wholly owned subsidiary of CBS. See “The Transaction—Background of the Exchange Offer—Separation.”

If CBS completes the separation by means of the split-off, CBS will allocate its earnings and profits between CBS and Outdoor Americas in accordance with provisions of the Code. In order to comply with certain REIT qualification requirements, Outdoor Americas will make the Purging Distribution(s) by declaring a dividend to holders of Outdoor Americas common stock to distribute any accumulated earnings and profits attributable to a non-REIT year, including any earnings and profits allocated to Outdoor Americas by CBS in connection with the split-off. Outdoor Americas expects to pay the Purging Distribution(s) in a combination of cash and Outdoor Americas common stock. Assuming a ratio of Outdoor Americas equity value to CBS’s equity value of approximately 10%, Outdoor Americas currently estimates that the Purging Distribution(s) will total approximately $500 million, of which approximately 20%, or $100 million, will be paid in cash and approximately 80%, or $400 million, will be paid in shares of Outdoor Americas common stock.

The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from current estimates based on a number of factors, including (1) the relative equity values of Outdoor Americas and CBS, (2) the timing of the split-off and (3) the financial performance of CBS, Outdoor Americas and their respective subsidiaries through the closing of the split-off. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of the Purging Distribution(s) will be. Each percentage point change to the ratio of Outdoor Americas equity value to CBS’s equity value would result in a change to the estimated $500 million Purging Distribution(s) of approximately $50 million.

Following the final payment of the Purging Distribution(s) declared in its first REIT taxable year, if any, Outdoor Americas will pay to CBS, or CBS will pay to Outdoor Americas, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the current estimate of $100 million. See “The Transaction—The Purging Distribution(s)” for details.

REIT Status

Outdoor Americas is, and until CBS ceases to own at least 80% of outstanding Outdoor Americas common stock, Outdoor Americas will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes. Assuming the completion of the exchange offer and that it is fully subscribed, Outdoor Americas expects to make the REIT election and the TRS election for its taxable year beginning the day after the separation and ending December 31, 2014. However, there can be no assurance that the separation will be consummated within such time frame.

Outdoor Americas’ qualification to be taxed as a REIT will depend upon its ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares. For example, to maintain REIT status, Outdoor Americas must annually distribute to its stockholders at least 90% of its REIT taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gains.

Outdoor Americas believes that it is organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that its manner of operation will enable it to meet the requirements for qualification and taxation as a REIT. Upon completion of this exchange offer, CBS may continue to own over 9.8% of outstanding Outdoor Americas common stock. Outdoor Americas’ board of directors has granted CBS and certain of its affiliates a waiver of the ownership restrictions contained in its charter, subject to initial and ongoing conditions designed to protect its status as a REIT. CBS has received a private letter ruling from the IRS with respect to certain issues relevant to Outdoor Americas’ qualification to be taxed as a REIT.

So long as it qualifies to be taxed as a REIT, Outdoor Americas generally will not be subject to U.S. federal income tax on its net REIT taxable income that it distributes to its stockholders. If Outdoor Americas fails to qualify to be taxed as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal income tax at regular corporate rates and will be precluded from re-electing to be taxed as a REIT for the subsequent four taxable years following the year during which it loses its REIT qualification. Even if Outdoor Americas qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property, and the income of its TRSs will be subject to taxation at regular corporate rates.

Restrictions on Ownership and Transfer of Outdoor Americas Common Stock

To assist Outdoor Americas in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code beginning in its second REIT tax year, among other purposes, its charter generally prohibits, among other prohibitions, any stockholder from beneficially or constructively owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of Outdoor Americas common stock, or 9.8% in value of the aggregate outstanding shares of all classes and series of Outdoor Americas stock. A person that did not acquire more than 9.8% of outstanding Outdoor Americas stock may nonetheless become subject to these charter restrictions in certain circumstances, including if repurchases by Outdoor Americas cause such person’s holdings to exceed the limitations described above. Outdoor Americas’ charter, however, permits exceptions to these restrictions to be made for specific stockholders, as determined in the sole discretion of its board of directors provided that such exceptions will not jeopardize its tax status as a REIT. Outdoor Americas’ board of directors has granted CBS and certain of its affiliates exemptions from the ownership limitations applicable to other holders of outstanding Outdoor Americas common stock, subject to certain initial and ongoing conditions designed to protect its status as a REIT. A transfer of shares of Outdoor Americas stock in violation of the limitations may be void under certain circumstances. See “Description of Capital Stock of Outdoor Americas—Restrictions on Ownership and Transfer.”

These ownership limitations could delay or prevent a transaction or a change in control of Outdoor Americas that might involve a premium price for shares of Outdoor Americas common stock or otherwise be in the best interests of Outdoor Americas stockholders. For more information on the potential effect of these ownership limitations, please read “Risk Factors—Risks Related to Outdoor Americas’ REIT Election and Outdoor Americas’ Status as a REIT—The ownership limitations that apply to REITs, as prescribed by the Code and by Outdoor Americas’ charter, may inhibit market activity in the shares of Outdoor Americas common stock and restrict its business combination opportunities.”

Risk Factors

In deciding whether to tender your shares of CBS Class B common stock, you should carefully consider in their entirety the matters concerning CBS and Outdoor Americas described in “Risk Factors,” as well as other information included in this prospectus and the other documents incorporated by reference herein.

Regulatory Approval

Certain acquisitions of Outdoor Americas common stock under the exchange offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”). If you decide to participate in the exchange offer and acquire enough shares of Outdoor Americas common stock to exceed the $70.9 million threshold stated in the Hart-Scott-Rodino Act and associated regulations, and if no exemption under the Hart-Scott-Rodino Act or regulations applies, you and CBS will be required to make filings under the Hart-Scott-Rodino Act and you will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any stockholder or stockholders required to make such a filing until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.

Summary of the Material U.S. Federal Income Tax Consequences of the Split-Off

CBS has received a private letter ruling from the IRS to the effect that the split-off, together with certain related transactions, will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Code. CBS expects to receive certain opinions from its tax advisors with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, to the effect that such requirements will be satisfied. If CBS effects the separation by means of the split-off, the split-off so qualifies, in general, and for U.S. federal income tax purposes, no gain or loss will be recognized by a holder of CBS Class B common stock upon the receipt of Outdoor Americas common stock pursuant to the exchange offer. A holder of CBS Class B common stock generally will recognize capital gain or loss with respect to cash received in lieu of fractional shares of Outdoor Americas common stock.

If the exchange offer were determined not to qualify for non-recognition of gain and loss under Section 355 of the Code for any reason, including CBS not completing the split-off if the exchange offer is undersubscribed, each CBS stockholder who receives shares of Outdoor Americas common stock in the exchange offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Outdoor Americas common stock received by the stockholder and its tax basis in the shares of CBS Class B common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Outdoor Americas common stock received by the stockholder.

In addition, CBS would generally recognize gain with respect to the transfer of Outdoor Americas common stock in the exchange offer, the Outdoor Americas initial public offering and certain related transactions.

The exchange offer, the initial public offering, and certain related transactions could be taxable to CBS, but not its stockholders, if Outdoor Americas or its stockholders were to engage in certain transactions after the split-off is completed. In such cases, Outdoor Americas would be required to indemnify CBS for any resulting taxes and related expenses, which amount could be material.

Please see “Risk Factors—Risks Related to the Exchange Offer—If the split-off, including the exchange, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, CBS, Outdoor Americas, and CBS stockholders could be subject to significant tax liabilities and, in certain circumstances, Outdoor Americas could be required to indemnify CBS for material taxes pursuant to indemnification obligations under the tax matters agreement” and “Material U.S. Federal Income Tax Consequences of the Split-Off” for more information regarding the private letter ruling, the tax opinions and the potential tax consequences of the exchange offer. Holders of CBS Class B common stock should consult their own tax advisors as to the particular tax consequences of the exchange offer.

Accounting Treatment of the Exchange Offer

The shares of CBS Class B common stock acquired by CBS in the exchange offer will be recorded as treasury stock at a cost equal to the market value of the shares of CBS Class B common stock accepted in the exchange offer. The excess of the market value of

CBS Class B common stock acquired over CBS’s carrying value of Outdoor Americas will be recognized by CBS as a gain on disposal of discontinued operations net of any direct and incremental expenses of the exchange offer.

Assuming the completion of the exchange offer and that it is fully subscribed, Outdoor Americas’ historical results will be shown, in CBS’s financial statements, as a discontinued operation, and in periods subsequent to the completion of the exchange offer, CBS’s financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Outdoor Americas.

After the split-off, the assets and liabilities of Outdoor Americas will be accounted for at the historical book values prior to the split-off. Outdoor Americas intends to make the REIT election for its taxable year beginning the day after the completion of the separation and ending December 31, 2014. In connection with the REIT election, Outdoor Americas intends to reverse deferred taxes that will no longer be realized as a one-time benefit to net income.

Comparison of Stockholder Rights

CBS is incorporated under the laws of the State of Delaware and Outdoor Americas is incorporated under the laws of the State of Maryland. Differences in the rights of a stockholder of CBS from those of a stockholder of Outdoor Americas arise from differences in the laws of these States as well as from provisions of the constitutive documents of each of CBS and Outdoor Americas. See “Comparison of Stockholder Rights.”

The Exchange Agent

The exchange agent for the exchange offer is Wells Fargo Bank, National Association.

The Information Agent

The information agent for the exchange offer is Georgeson Inc.

The Dealer Managers

The dealer managers for the exchange offer are Goldman, Sachs & Co. and Morgan Stanley & Co. LLC. These firms are referred to as the “dealer managers.”

CBS Selected Consolidated Financial Data

The following table sets forth CBS’s selected historical consolidated financial data for the periods indicated. The selected historical consolidated statements of operations data for the three months ended March 31, 2014 and 2013 and the selected historical consolidated balance sheet data at March 31, 2014 have been derived from CBS’s unaudited consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, which is incorporated by reference into this prospectus. The selected historical consolidated financial data for each of the years ended December 31, 2013, 2012 and 2011 have been derived from CBS’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this prospectus. The selected historical consolidated statements of operations data for each of the years ended December 31, 2010 and 2009 and the selected historical consolidated balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from CBS’s audited consolidated financial statements for such years, which have not been included or incorporated by reference into this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as CBS’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this information. The selected consolidated financial data should be read together with CBS’s consolidated financial statements and notes thereto and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in CBS’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, and CBS’s Annual Report on Form 10-K for the year ended December 31, 2013, which are incorporated by reference into this prospectus.

	Three Months Ended March 31,(a)		Year Ended December 31,(a)

(dollars in millions, except per share amounts)	2014	2013	2013	2012	2011	2010	2009(b)
Revenues	$3,856	$4,040	$15,284	$14,089	$13,637	$13,466	$12,405
Operating income	$818	$800	$3,259	$2,983	$2,619	$1,929	$1,156
Net income from continuing operations	$468	$463	$1,873	$1,634	$1,391	$822	$343
Net income (loss) from discontinued operations, net of tax	$—	$(20)	$6	$(60)	$(86)	$(98)	$(116)
Net income	$468	$443	$1,879	$1,574	$1,305	$724	$227
Basic net income (loss) per common share:
Net income from continuing operations	$.80	$.75	$3.08	$2.55	$2.09	$1.21	$.51
Net income (loss) from discontinued operations	$—	$(.03)	$.01	$(.09)	$(.13)	$(.14)	$(.17)
Net income	$.80	$.71	$3.09	$2.45	$1.97	$1.07	$.34
Diluted net income (loss) per common share:
Net income from continuing operations	$.78	$.73	$3.00	$2.48	$2.04	$1.18	$.50
Net income (loss) from discontinued operations	$—	$(.03)	$.01	$(.09)	$(.13)	$(.14)	$(.17)
Net income	$.78	$.69	$3.01	$2.39	$1.92	$1.04	$.33
Dividends per common share	$.12	$.12	$.48	$.44	$.35	$.20	$.20
At Period End:
Total assets:
Continuing operations	$26,005		$26,269	$25,988	$25,695	$25,614	$26,350
Discontinued operations	110		118	478	525	550	618
Total assets	$26,115		$26,387	$26,466	$26,220	$26,164	$26,968

	Three Months Ended March 31,(a)		Year Ended December 31,(a)

(in millions)	2014	2013	2013	2012	2011	2010	2009(b)
Total debt:
Continuing operations, excluding Outdoor Americas debt	$6,396		$6,436	$5,922	$5,982	$6,000	$6,997
Outdoor Americas debt(c)	1,598		—	—	—	—	—
Discontinued operations	13		13	13	21	21	21
Total debt	$8,007		$6,449	$5,935	$6,003	$6,021	$7,018
Total Stockholders’ Equity	$8,467		$9,966	$10,213	$9,908	$9,821	$9,019

(a)	On September 30, 2013, CBS completed the sale of its outdoor advertising business in Europe, which included an interest in an outdoor business in Asia (“Outdoor Europe”), for $225 million. Outdoor Europe has been presented as a discontinued operation in CBS’s consolidated financial statements for all periods presented.
(b)	In 2009, CBS recorded a noncash impairment charge of $210 million ($131 million, net of tax), or $.19 per diluted share, to reduce the carrying value of FCC licenses in certain radio markets and to reduce the carrying value of the allocated goodwill in connection with the sale of certain radio stations.
(c)	Outdoor Americas’ debt is not guaranteed by CBS or any of its subsidiaries, other than Outdoor Americas and certain of Outdoor Americas’ domestic subsidiaries.

CBS Summary Unaudited Pro Forma Condensed Consolidated Financial Information

The following tables summarize the unaudited pro forma condensed consolidated financial information of CBS. The summary unaudited pro forma condensed consolidated financial information is derived from, and should be read in conjunction with, the information provided in “CBS Corporation Unaudited Pro Forma Condensed Consolidated Financial Statements” and the notes thereto. The summary unaudited pro forma condensed consolidated financial information has been derived from the historical financial statements of CBS and has been adjusted to reflect the deconsolidation of Outdoor Americas, assuming the completion of the exchange offer and that it is fully subscribed. The summary unaudited pro forma condensed consolidated statements of operations information is presented as if the exchange offer had been completed on January 1, 2011. The summary unaudited pro forma condensed consolidated balance sheet information is presented as if the exchange offer had been completed on March 31, 2014.

CBS Summary Unaudited Pro Forma Condensed Consolidated Statements of Operations Information

(in millions, except per share amounts)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
Revenues	$3,570	$3,763	$14,005	$12,820	$12,381
Operating income	$791	$771	$3,025	$2,778	$2,423
Net income from continuing operations	$462	$450	$1,738	$1,508	$1,263

Net income from continuing operations per common share:
Basic	$.86	$.79	$3.10	$2.54	$2.05
Diluted	$.84	$.76	$3.02	$2.47	$2.00

Weighted average number of common shares outstanding:
Basic	537	573	560	594	616
Diluted	552	590	576	611	633

CBS Summary Unaudited Pro Forma Condensed Consolidated Balance Sheet Information

(in millions)

At March 31, 2014
Total assets	$23,193
Long-term debt from continuing operations, including capital lease obligations	$5,956
Stockholders’ equity	$7,612

Outdoor Americas Selected Consolidated Financial Data

The following table sets forth Outdoor Americas’ selected historical consolidated financial data for the periods indicated. The selected historical consolidated statements of operations and cash flow information for the three months ended March 31, 2014 and 2013 and the selected historical consolidated balance sheet data at March 31, 2014 have been derived from Outdoor Americas’ unaudited historical consolidated financial statements, which are included elsewhere in this prospectus. The selected historical consolidated statements of operations and cash flow information for the years ended December 31, 2013, 2012 and 2011 and the selected historical consolidated balance sheet information as of December 31, 2013 and 2012 have been derived from Outdoor Americas’ audited historical consolidated financial statements, which are included elsewhere in this prospectus. The selected historical consolidated statements of operations and cash flow information for the year ended December 31, 2010 and the selected historical consolidated balance sheet information as of December 31, 2011 have been derived from Outdoor Americas’ audited historical consolidated financial statements, which are not included in this prospectus. The selected historical consolidated statements of operations and cash flow information for the year ended December 31, 2009 and the selected historical consolidated balance sheet information as of December 31, 2010 and 2009, have been derived from Outdoor Americas’ unaudited historical consolidated financial statements, which are not included in this prospectus. The unaudited historical consolidated financial statements have been prepared on the same basis as Outdoor Americas’ audited historical consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this information.

The Outdoor Americas historical consolidated financial statements for each of the years presented and for the three months ended March 31, 2013, have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities attributable to CBS’s Outdoor Americas operating segment and include allocations of expenses from CBS. These allocations reflect significant assumptions, and the selected historical consolidated financial information set forth below and the financial statements included elsewhere in this prospectus do not necessarily reflect what Outdoor Americas’ results of operations, financial condition or cash flows would have been if Outdoor Americas had operated as a stand-alone company during the periods presented, and, accordingly, such information should not be relied upon as an indicator of its future performance, financial condition or liquidity.

The following information should be read together with “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas” and Outdoor Americas’ consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
(dollars in millions, except per share amounts)	2014	2013	2013	2012	2011	2010	2009
Statement of Operations data:
Revenues	$287.9	$279.2	$1,294.0	$1,284.6	$1,277.1	$1,214.1	$1,103.5
Adjusted OIBDA(a)	75.6	75.4	414.8	408.4	414.3	350.0	272.4
Less:
Stock-based compensation	1.8	1.6	7.5	5.7	5.0	4.3	4.8
Restructuring charges	—	—	—	2.5	3.0	3.9	1.3
Net (gain) loss on dispositions	(.9)	(9.8)	(27.3)	2.2	2.0	1.1	2.0
Depreciation	26.1	26.0	104.5	105.9	109.0	107.6	114.4
Amortization	21.9	22.9	91.3	90.9	102.9	106.6	104.6

Operating income	$26.7	$34.7	$238.8	$201.2	$192.4	$126.5	$45.3
Provision for income taxes	$(5.9)	$(14.9)	$(96.6)	$(89.0)	$(87.8)	$(57.1)	$(20.8)
Net income	$8.4	$19.9	$143.5	$113.4	$107.1	$71.3	$21.9
Basic net income per common share	$.09	$.21	$1.48	$1.17	$1.10	$.74	$.23
Diluted net income per common share	$.09	$.21	$1.48	$1.17	$1.10	$.74	$.23
Funds from Operations (“FFO”)(b)	$50.3	$57.1	$299.5	$288.0	$296.1	$260.5	$209.8
Adjusted FFO (“AFFO”)(b)	$40.8	$46.5	$260.1	$269.2	$316.3	$284.8	$205.3

Balance Sheet data (at period end):
Property and equipment, net	$733.6		$755.4	$807.9	$858.2	$928.4	$982.5
Total assets	$3,458.4		$3,355.5	$3,464.9	$3,603.0	$3,751.5	$3,826.8
Current liabilities	$197.6		$212.2	$205.6	$196.7	$203.4	$188.8
Long-term debt	$1,598.0		—	—	—	—	—
Total stockholders’ equity/ invested equity	$1,285.5		$2,754.4	$2,843.9	$2,990.6	$3,163.3	$3,291.7

Cash Flow data:
Cash flow provided by operating activities	$.3	$9.8	$278.4	$311.3	$342.1	$271.9	$247.5
Capital expenditures:
Growth	$5.2	$4.0	$34.7	$37.6	$30.3	$26.8	$25.3
Maintenance	3.0	2.0	23.5	16.0	15.3	20.4	25.3

Total capital expenditures	$8.2	$6.0	$58.2	$53.6	$45.6	$47.2	$50.6
Cash taxes	$4.8	$1.4	$112.8	$96.5	$50.9	$18.2	$14.4

(a)

Adjusted OIBDA is a financial measure that is not prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”). “Adjusted OIBDA” is defined as operating income before depreciation, amortization, net gain (loss) on dispositions, stock-based compensation and restructuring charges. Outdoor Americas uses Adjusted OIBDA to evaluate its operating performance. Adjusted OIBDA is among the primary measures Outdoor Americas uses for managing its business and for planning and forecasting future periods, as it is an important indicator of operational strength and business performance. Outdoor Americas management believes users of its financial data are best served if the information that is made available to them allows them to align their analysis and evaluation of Outdoor Americas’ operating results along the same lines that Outdoor Americas management uses in managing, planning and executing its business strategy. Outdoor Americas management also believes that the presentation of Adjusted

OIBDA, as a supplemental measure, is useful in evaluating its business because eliminating certain noncomparable items highlights underlying operational trends that may not otherwise be apparent when relying solely on GAAP financial measures. It is Outdoor Americas management’s opinion that this supplemental measure provides users with an important perspective on operating performance and also makes it easier for users to compare its results with other companies that have different financing and capital structures or tax rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas” for further information about Adjusted OIBDA.
(b)	FFO and AFFO are non-GAAP financial measures. Outdoor Americas calculates FFO in accordance with the definition established by the National Association of Real Estate Investment Trusts (“NAREIT”). FFO reflects net income adjusted to exclude gains and losses from the sale of real estate assets, depreciation and amortization of real estate assets and amortization of direct lease acquisition costs, as well as the same adjustments for its equity-based investments, as applicable. Outdoor Americas calculates AFFO as FFO adjusted to include cash paid for direct lease acquisition costs as such costs are generally amortized over a period ranging from four weeks to one year and therefore are incurred on a regular basis. AFFO also includes cash paid for maintenance capital expenditures since these are routine uses of cash that are necessary for Outdoor Americas operations. In addition, AFFO excludes certain noncash items, including non-real estate depreciation and amortization, deferred income taxes, stock-based compensation expense, accretion expense, the noncash effect of straight-line rent and amortization of deferred financing costs.

Outdoor Americas management uses FFO and AFFO for managing its business and for planning and forecasting future periods, and each is an important indicator of Outdoor Americas’ operational strength and business performance, especially compared to other REITs. Outdoor Americas management believes users are best served if the information that is made available to them allows them to align their analysis and evaluation of Outdoor Americas operating results along the same lines that its management uses in managing, planning and executing its business strategy. Outdoor Americas management also believes that the presentations of FFO and AFFO, as supplemental measures, are useful in evaluating Outdoor Americas’ business because adjusting results to reflect items that have more bearing on the operating performance of REITs highlights trends in Outdoor Americas’ business that may not otherwise be apparent when relying solely on GAAP financial measures. It is Outdoor Americas management’s opinion that these supplemental measures provide users with an important perspective on operating performance and also make it easier to compare Outdoor Americas’ results to other companies in its industry, as well as to REITs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas” for further information about FFO and AFFO.

The following table presents a reconciliation of net income to FFO and AFFO:

	Three Months Ended March 31,
			Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
(in millions)
Net income(1)	$8.4	$19.9	$143.5	$113.4	$107.1	$71.3	$21.9
Depreciation of billboard advertising structures	24.2	24.2	97.5	98.8	101.3	99.2	98.8
Amortization of real estate-related intangible assets	10.7	10.7	43.2	42.5	53.5	57.4	56.8
Amortization of direct lease acquisition costs	7.0	7.8	30.9	31.1	32.1	30.9	30.2
Net (gain) loss on disposition of billboard advertising structures, net of tax	(.2)	(5.7)	(16.4)	1.3	1.2	.7	1.2
Adjustment related to equity-based investments	.2	.2	.8	.9	.9	1.0	.9

FFO	50.3	57.1	299.5	288.0	296.1	260.5	209.8
Adjustment for deferred income taxes	(6.9)	(7.8)	(19.4)	(5.7)	33.6	39.5	11.2
Cash paid for direct lease acquisition costs	(8.5)	(9.4)	(31.6)	(30.9)	(31.8)	(29.4)	(31.8)
Maintenance capital expenditures	(3.0)	(2.0)	(23.5)	(16.0)	(15.3)	(20.4)	(25.3)
Other depreciation	1.9	1.8	7.0	7.1	7.7	8.4	15.6
Other amortization	4.2	4.4	17.2	17.3	17.3	18.3	17.6
Stock-based compensation expense	1.8	1.6	7.5	5.7	5.0	4.3	4.8
Noncash effect of straight-line rent	(.2)	.2	1.2	1.2	1.0	.8	1.0
Accretion expense	.5	.6	2.2	2.5	2.7	2.8	2.4
Amortization of deferred financing costs	.7	—	—	—	—	—	—

AFFO	$40.8	$46.5	$260.1	$269.2	$316.3	$284.8	$205.3

(1)	Outdoor Americas’ net income reflects its current tax status as a regular domestic C corporation for U.S. federal income tax purposes. If Outdoor Americas qualifies and elects to be taxed as a REIT, its tax expense in future periods is expected to be substantially lower than it has been historically. Historically, Outdoor Americas incurred tax expense of $96.6 million in 2013, $89.0 million in 2012, $87.8 million in 2011, $57.1 million in 2010 and $20.8 million in 2009 and its assumed cash taxes paid during these periods were $112.8 million in 2013, $96.5 million in 2012, $50.9 million in 2011, $18.2 million in 2010 and $14.4 million in 2009.

Outdoor Americas Summary Unaudited Pro Forma Condensed Consolidated

Financial Information

The following tables summarize the unaudited pro forma condensed consolidated financial information of Outdoor Americas. The summary unaudited pro forma condensed consolidated financial information should be read in conjunction with the information provided in “CBS Outdoor Americas Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements” and the notes thereto.

The summary unaudited pro forma condensed consolidated statements of operations and balance sheet information have been derived from the historical financial statements of Outdoor Americas, adjusted to reflect Outdoor Americas’ initial public offering and REIT election, and is also presented both before and after the Purging Distribution(s). The summary unaudited pro forma condensed consolidated balance sheet information at March 31, 2014 is presented as if these events had occurred on March 31, 2014. The summary unaudited pro forma condensed consolidated statements of operations information is presented as if these events had occurred on January 1, 2013 and also includes pro forma adjustments to reflect costs for the full period associated with Outdoor Americas operating as a stand-alone public company and interest expense relating to Outdoor Americas’ $1.6 billion of debt incurred on January 31, 2014.

The summary unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not necessarily reflect what Outdoor Americas’ results of operations and financial condition would have been had Outdoor Americas operated as a separate, stand-alone company during the periods presented, and, accordingly, such information should not be relied upon as an indicator of Outdoor Americas’ future performance, financial condition or liquidity.

Outdoor Americas Summary Unaudited Pro Forma Condensed Consolidated

Statements of Operations Information(a)

(in millions, except per share amounts)

	Three Months Ended March 31, 2014		Year Ended December 31, 2013
	Pro Forma before Purging Distribution(s)	Pro Forma	Pro Forma before Purging Distribution(s)	Pro Forma
Statement of Operations data:
Revenues	$287.9	$287.9	$1,294.0	$1,294.0
Adjusted OIBDA(b)	$73.7	$73.7	$393.4	$393.4
Less:
Stock-based compensation	1.8	1.8	7.5	7.5
Net gain on dispositions	(.9)	(.9)	(27.3)	(27.3)
Depreciation	26.1	26.1	104.5	104.5
Amortization	21.9	21.9	91.3	91.3

Operating income	$24.8	$24.8	$217.4	$217.4
Benefit (provision) for income taxes	$2.2	$2.2	$(5.9)	$(5.9)
Net income	$8.9	$8.9	$139.7	$139.7
FFO(b)	$50.7	$50.7	$284.7	$284.7
AFFO(b)	$48.2	$48.2	$264.1	$264.1

Net income per common share:
Basic	$.07	$.07	$1.16	$1.06
Diluted	$.07	$.07	$1.15	$1.04

Weighted average number of common shares outstanding:
Basic	120.0	132.4	120.0	132.4
Diluted	121.6	134.0	121.4	133.8

(a)	Outdoor Americas pro forma information is presented both before and after the Purging Distribution(s). In connection with the Purging Distribution(s) Outdoor Americas will issue additional shares of its common stock to its stockholders in the form of a dividend, which will result in a per share dilution to its investors. However, as such dividend will be declared after the completion of this exchange offer, Outdoor Americas management believes that pro forma results before the Purging Distribution(s) are a meaningful indicator of per share financial performance for investors considering participation in this exchange offer.
(b)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas” for further information about Adjusted OIBDA, FFO and AFFO. See “CBS Outdoor Americas Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements” for reconciliations of FFO and AFFO on a pro forma basis.

Outdoor Americas Summary Unaudited Pro Forma Condensed Consolidated

Balance Sheet Information

(in millions)

	At March 31, 2014
	Pro Forma before Purging Distribution(s)	Pro Forma
Property and equipment, net	$733.6	$733.6
Total assets	$3,541.0	$3,441.0
Long-term debt	$1,598.0	$1,598.0
Current liabilities	$197.6	$197.6
Stockholders’ equity	$1,624.4	$1,524.4

Comparative Historical and Pro Forma Per Share Data

The following tables present certain per share information for CBS and Outdoor Americas. Per share information for CBS is shown on a historical basis and on a pro forma basis. For Outdoor Americas, per share information is shown on a historical basis and an equivalent pro forma basis. Equivalent pro forma per share information is calculated by multiplying the applicable pro forma per share amount by 2.0238, which reflects the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on June 10, 2014, based on the Average CBS Price divided by 93% of the Average Outdoor Americas Price on June 6, June 9 and June 10, 2014. The final exchange ratio will be determined based on the Average CBS Price and the Average Outdoor Americas Price on the NYSE during the three consecutive trading days ending on and including the expiration date of the exchange offer. However, the number of shares that can be received in the exchange offer is subject to an upper limit of 2.1917 shares of Outdoor Americas common stock for each share of CBS Class B common stock accepted in the exchange offer. For a full description of all pro forma assumptions, see “CBS Outdoor Americas Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements” and “CBS Corporation Unaudited Pro Forma Condensed Consolidated Financial Statements.”

CBS Per Share Data

	Three Months Ended or at March 31, 2014	Year Ended December 31, 2013
Net income from continuing operations per common share:
Historical:
Basic	$.80	$3.08
Diluted	$.78	$3.00

Pro forma:(1)
Basic	$.86	$3.10
Diluted	$.84	$3.02

Dividends per common share	$.12	$.48

Book value per common share:(2)
Historical	$14.72
Pro forma(1)	$14.44

(1)	Pro forma shares outstanding used to calculate CBS pro forma net income from continuing operations and book value per common share reflect the receipt of 47,929,637 shares of CBS Class B common stock in exchange for the 97,000,000 shares of Outdoor Americas common stock in the exchange offer based on the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on June 10, 2014 which would have provided for 2.0238 shares of Outdoor Americas common stock to be exchanged for each share of CBS Class B common stock accepted.
(2)	The book value per common share is calculated by dividing stockholders’ equity by the number of common shares outstanding at the end of the period.

Outdoor Americas Per Share Data

	Three Months Ended or at March 31, 2014	Year Ended December 31, 2013
Net income per common share:
Historical:
Basic	$.09	$1.48
Diluted	$.09	$1.48

Equivalent pro forma before Purging Distribution(s)(1):
Basic	$.15	$2.36
Diluted	$.15	$2.33

Equivalent pro forma(1):
Basic	$.14	$2.14
Diluted	$.13	$2.11

Book value per common share(2):
Historical	$13.25
Equivalent pro forma before Purging Distribution(s)(1)	$27.40
Equivalent pro forma(1)	$23.30

(1)	Equivalent pro forma per share data is calculated by multiplying the pro forma per share amount by 2.0238, which reflects the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on June 10, 2014, based on the Average CBS Price divided by 93% of the Average Outdoor Americas Price on June 6, June 9 and June 10, 2014. Pro forma outstanding shares used to calculate equivalent pro forma before Purging Distribution(s) net income per common share and book value per common share reflect the issuance of 23,000,000 shares of Outdoor Americas common stock in its initial public offering. Pro forma outstanding shares used to calculate equivalent pro forma net income per common share and book value per share also reflects the issuance of approximately 12,400,000 shares of Outdoor Americas common stock in connection with the share portion of the Purging Distribution(s). Outdoor Americas pro forma information is presented both before and after the Purging Distribution(s). In connection with the Purging Distribution(s), Outdoor Americas will issue additional shares of its common stock to its stockholders in the form of a dividend, which will result in a per share dilution to its investors. However, as such dividend will be declared after the completion of this exchange offer, Outdoor Americas management believes that pro forma results before the Purging Distribution(s) is a meaningful indicator of per share financial performance for investors considering participation in this exchange offer.
(2)	The book value per common share is calculated by dividing stockholders’ equity by the number of common shares outstanding at the end of the period.

Market Price and Dividend Information

The market prices of CBS and Outdoor Americas common stock are subject to fluctuation. The exchange ratio will be set based on the simple arithmetic average of the daily VWAPs of CBS Class B common stock and Outdoor Americas common stock over a three day period, subject to an upper limit. As a result, you should, among other things, obtain current market quotations before deciding to tender your shares of CBS Class B common stock. There can be no assurance of what the market price of shares will be before, on, or after the date on which the exchange offer is completed. CBS Class A common stock and CBS Class B common stock are listed and traded on the NYSE under the symbols “CBS.A” and “CBS,” respectively. Outdoor Americas common stock is listed and traded on the NYSE under the symbol “CBSO.”

CBS

The following table sets forth, for the calendar periods indicated, the per share range of high and low sales prices, as reported by the NYSE, for CBS Class A common stock and CBS Class B common stock and dividends declared per share of CBS common stock.

	Market Price for CBS Voting Class A Common Stock		Market Price for CBS Non-Voting Class B Common Stock		Dividends Declared Per Share
	High	Low	High	Low
2012
First Quarter	$34.26	$27.82	$33.94	$27.18	$.10
Second Quarter	$35.56	$30.49	$35.00	$29.81	$.10
Third Quarter	$38.46	$30.55	$38.32	$29.85	$.12
Fourth Quarter	$38.02	$32.39	$38.10	$31.84	$.12
2013
First Quarter	$47.30	$37.48	$47.42	$37.43	$.12
Second Quarter	$52.34	$43.84	$52.46	$43.77	$.12
Third Quarter	$57.14	$48.68	$57.47	$48.45	$.12
Fourth Quarter	$64.00	$53.15	$64.06	$53.01	$.12
2014
First Quarter	$68.00	$55.74	$68.10	$55.71	$.12
Second Quarter (through June 10, 2014)	$63.82	$55.33	$63.96	$55.01	$.12

As of May 26, 2014, there were 39,050,902 shares of CBS Class A common stock outstanding and 531,584,501 shares of CBS Class B common stock outstanding. As of May 26, 2014, there were approximately 1,731 record holders of CBS Class A common stock and approximately 24,976 record holders of CBS Class B common stock.

On June 10, 2014, the NYSE trading day immediately preceding the initial filing of the registration statement of which this prospectus forms a part, the closing sales price per share of CBS Class A common stock as reported by the NYSE was $60.89 and the closing price per share of CBS Class B common stock as reported by the NYSE was $61.13.

CBS declared a quarterly cash dividend on its Class A and Class B common stock during each of the first two quarters of 2014 and during each of the four quarters of 2013 and 2012, as set forth above. CBS’s board of directors assesses relevant factors when considering the declaration of a dividend on CBS’s common stock. CBS currently expects to continue to pay a regular cash dividend to its stockholders; however, CBS cannot guarantee that it will continue to declare dividends, including at the same or similar rates.

Outdoor Americas

The following table sets forth, for the calendar periods indicated, the per share range of high and low sales prices, as reported by the NYSE, for Outdoor Americas common stock and dividends declared per share of Outdoor Americas common stock.

	Market Price for Outdoor Americas Common Stock		Dividends Declared Per Share
	High	Low
2014
First Quarter (since March 28, 2014)	$30.47	$28.95	—
Second Quarter (through June 10, 2014)	$33.25	$27.88	$.37

As of May 26, 2014, there were 120,000,000 shares of Outdoor Americas common stock outstanding. As of May 26, 2014, there were two record holders of Outdoor Americas common stock. Immediately before the commencement of the exchange offer, CBS beneficially owned 97,000,000 shares of Outdoor Americas common stock in the aggregate, representing approximately 81% of the outstanding Outdoor Americas common stock.

On June 10, 2014, the last NYSE trading day immediately preceding the initial filing of the registration statement of which this prospectus forms a part, the closing sales price per share of Outdoor Americas common stock as reported by the NYSE was $32.06.

On April 28, 2014, Outdoor Americas announced that its board of directors had authorized a quarterly cash dividend of $.37 per share on its common stock, payable on June 30, 2014 to holders of record at the close of business on June 9, 2014. The declaration and payment of dividends to holders of common stock of Outdoor Americas is at the discretion of Outdoor Americas’ board of directors in accordance with applicable law after taking into account various factors. Outdoor Americas intends to maintain its initial quarterly dividend amount, subject to the approval of its board of directors, until the earlier of 12 months following completion of its initial public offering and the effective date of its REIT election, unless actual results of operations, economic conditions or other factors differ materially from its historical operating results or its current assumptions. See “Summary—Distribution Policy.”

Outdoor Americas’ Tax Status

Outdoor Americas is, and, until CBS ceases to own at least 80% of outstanding Outdoor Americas’ common stock, including by way of the exchange offer, will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes (i.e., Outdoor Americas will be subject to taxation at regular corporate rates). Pursuant to the tax matters agreement that Outdoor Americas has entered into with CBS, it will be liable to pay CBS in respect of any taxes imposed on or with respect to it while Outdoor Americas is a member of the CBS consolidated tax group. Outdoor Americas could be liable to CBS for consolidated group losses used by Outdoor Americas even if Outdoor Americas does not owe any amount to a governmental authority.

Following the separation, which may be effected by the exchange offer, Outdoor Americas intends to make the REIT election and the TRS election. Assuming the completion of the exchange offer and that it is fully subscribed, Outdoor Americas expects to make the REIT election (and the TRS election) for its taxable year beginning the day after the effective date of the separation and ending December 31, 2014. However, if the exchange offer is not fully subscribed, Outdoor Americas may cease to be a member of the CBS consolidated tax group prior to the effective date of the separation. In such circumstance, it may make its REIT election (and the TRS election) effective as of the day after it ceases to be a member of the CBS consolidated tax group.

Outdoor Americas’ qualification to be taxed as a REIT will depend upon its ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares. Outdoor Americas believes it is organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that its manner of operation will enable it to meet the requirements for qualification and taxation as a REIT. On April 16, 2014, CBS received a private letter ruling from the IRS, subject to the terms and conditions contained therein, with respect to certain issues relevant to Outdoor Americas’ qualification to be taxed as a REIT. Although CBS may generally rely upon the ruling, subject to the completeness and accuracy of the representations made to the IRS, no assurance can be given that the IRS will not challenge Outdoor Americas’ qualification as a REIT if the representations made by CBS are inaccurate or on the basis of other issues or facts outside the scope of the ruling.

So long as Outdoor Americas qualifies to be taxed as a REIT, it generally will not be subject to U.S. federal income tax on its net REIT taxable income that it distributes to its stockholders. If Outdoor Americas fails to qualify to be taxed as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal income tax at regular corporate rates and will be precluded from re-electing to be taxed as a REIT for the subsequent four taxable years following the year during which it loses its REIT qualification. Even if Outdoor Americas qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property, and the income of its TRSs will be subject to taxation at regular corporate rates. See “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock.”

If CBS completes the separation by means of the split-off, CBS will allocate its earnings and profits between CBS and Outdoor Americas in accordance with provisions of the Code. In order to comply with certain REIT qualification requirements, Outdoor Americas will make the Purging Distribution(s) by, before the end of any REIT taxable year in which it has accumulated earnings and profits attributable to a non-REIT year, declaring a dividend to its stockholders to distribute such accumulated earnings and profits, including any earnings and profits allocated to Outdoor Americas by CBS in connection with the split-off and paying such dividend by January 31st of the following year. Outdoor Americas expects to pay the Purging Distribution(s) in a combination of cash and Outdoor Americas common stock. Assuming a ratio of Outdoor Americas equity value to CBS’s equity value of approximately 10%, Outdoor Americas currently estimates that the Purging Distribution(s) will total approximately $500 million, of which approximately 20%, or $100 million, will be paid in cash and approximately 80%, or $400 million, will be paid in shares of Outdoor Americas common stock. The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from current estimates based on a number of factors, including (1) the relative equity values of Outdoor Americas and CBS, (2) the timing of the split-off and (3) the financial performance of CBS, Outdoor Americas and their respective subsidiaries through the closing of the split-off. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of the Purging Distribution(s) will be. Each percentage point change to the ratio of Outdoor Americas equity value to CBS’s equity value would result in a change to the estimated $500 million Purging Distribution(s) of approximately $50 million.

Following the final payment of the Purging Distribution(s) declared in its first REIT taxable year, if any, Outdoor Americas will pay to CBS, or CBS will pay to Outdoor Americas, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the current estimate of $100 million. See “The Transaction—The Purging Distribution(s).”

Distribution Policy

On April 28, 2014, Outdoor Americas announced that its board of directors had authorized a quarterly cash dividend of $.37 per share on its common stock, payable on June 30, 2014 to holders of record at the close of business on June 9, 2014. This dividend amount is based on Outdoor Americas’ historical results of operations and cash flows, and its pro forma results of operations. Outdoor Americas believes this financial information provides a reasonable basis to evaluate its ability to pay future dividends. Outdoor Americas intends to maintain its initial quarterly dividend amount, subject to the approval of its board of directors, until the earlier of twelve (12) months following completion of its initial public offering and the effective date of its REIT election, unless actual results of operations, economic conditions or other factors differ materially from Outdoor Americas’ historical operating results or its current assumptions.

From and after the effective date of Outdoor Americas’ REIT election, Outdoor Americas intends to pay regular quarterly distributions to holders of its common stock in an amount not less than 100% of its REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains). In addition, Outdoor Americas anticipates making one or more Purging Distribution(s) comprised of a combination of cash and Outdoor Americas stock, a substantial portion of which will be in stock.

U.S. federal income tax law generally requires that, to maintain its status as a REIT, a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. Outdoor Americas intends to make distributions to its stockholders to comply with the REIT requirements of the Code.

Distributions that Outdoor Americas makes will be authorized and determined by its board of directors in its sole discretion out of assets legally available therefor. While Outdoor Americas anticipates maintaining relatively stable distribution(s) during each year, the amount, timing and frequency of distributions will be at the sole discretion of its board of directors, and distributions will be declared based upon various factors, including but not limited to: the amount and timing of Purging Distribution(s), future taxable income, limitations contained in debt instruments, debt service requirements, operating cash inflows and outflows, including capital expenditures and acquisitions, limitations on its ability to use cash generated in the TRSs to fund distributions and applicable law. Outdoor Americas may need to increase its borrowings in order to fund its intended distributions. It expects that, at least initially, its distributions may exceed its net income under generally accepted accounting principles in the United States (“GAAP”), due, in part, to noncash expenses included in net income (loss).

Until the effective date of its REIT election, Outdoor Americas anticipates that its dividends will generally be treated as “qualified dividends.” Such dividends paid to U.S. stockholders that are individuals, trusts or estates will generally be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate stockholders may be eligible for the dividends received deduction with respect to such dividends. Following the REIT election, Outdoor Americas anticipates that its distributions generally will be taxable as ordinary income to its stockholders, although it may designate a portion of the distributions as qualified dividend income or capital gain dividends or a portion of the distributions may constitute a return of capital. Outdoor Americas will furnish annually to each of its stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For a more complete discussion of the U.S. federal income tax treatment of distributions to holders of Outdoor Americas common stock, see “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders.”

Outdoor Americas’ debt agreements permit it to make cash distributions in order to maintain its status as a REIT, subject to certain conditions, but notwithstanding any failure to satisfy the conditions in the debt agreements to making distributions generally.

Restrictions on Ownership and Transfer of Outdoor Americas Stock

To assist Outdoor Americas in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code beginning in its second REIT year, among other purposes, its charter provides for restrictions on ownership and transfer of shares of Outdoor Americas stock, including, in general, prohibitions on any person actually or constructively owning more than 9.8% in value or in number (whichever is more restrictive) of the outstanding shares of Outdoor Americas common stock or 9.8% in value of the aggregate outstanding shares of all classes and series of Outdoor Americas stock. A person that did not acquire more than 9.8% of Outdoor Americas outstanding stock may nonetheless become subject to Outdoor Americas’ charter restrictions in certain circumstances, including if repurchases by Outdoor Americas cause such person’s holdings to exceed the limitations described above. Outdoor Americas’ charter, however, permits exceptions to these restrictions to be made for specific stockholders, as determined in the sole discretion of its board of directors, provided that such exceptions will not jeopardize Outdoor Americas’ tax status as a REIT. The Outdoor Americas board of directors has granted CBS and certain of its affiliates exemptions from the ownership limitations applicable to other holders of Outdoor Americas outstanding common stock, subject to certain conditions designed to protect Outdoor Americas’ status as a REIT.

Outdoor Americas’ ownership limitations could delay or prevent a transaction or a change in control that might involve a premium price for shares of its stock or otherwise be in the best interests of its stockholders.

RISK FACTORS

Investment in Outdoor Americas common stock involves risks. In determining whether or not to tender your shares of CBS Class B common stock in the exchange offer, you should consider carefully all of the information about Outdoor Americas and CBS included or incorporated by reference in this prospectus, as well as the information about the terms and conditions of the exchange offer. For a description of the material risks relating to CBS, please read “Risk Factors” in CBS’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this prospectus. None of CBS, Outdoor Americas or any of their respective directors or officers or any of the dealer managers makes any recommendation as to whether you should tender your shares of CBS Class B common stock. You must make your own decision after reading this prospectus and consulting with your advisors. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Related to Outdoor Americas Business and Operations

Outdoor Americas’ business is sensitive to a decline in advertising expenditures, general economic conditions and other external events beyond its control.

Outdoor Americas derives its revenues from providing advertising space to customers on out-of-home advertising structures and sites. Outdoor Americas’ contracts with its customers generally cover periods ranging from four weeks to one year. A decline in the economic prospects of advertisers, the economy in general or the economy of any individual geographic market or industry, particularly a market or industry in which it conducts substantial business, such as the New York City, Los Angeles and New Jersey metropolitan areas, and the professional services, retail and healthcare/pharmaceuticals industries, could alter current or prospective advertisers’ spending priorities. Disasters, acts of terrorism, political uncertainty, extraordinary weather events, hostilities and power outages could interrupt its ability to display advertising on advertising structures and sites and lead to a reduction in economic certainty and advertising expenditures. Any reduction in advertising expenditures could harm Outdoor Americas’ business, financial condition or results of operations. In addition, advertising expenditures by companies in certain sectors of the economy represent a significant portion of Outdoor Americas’ revenues. Any political, economic, social or technological change resulting in a reduction in these sectors’ advertising expenditures could adversely affect Outdoor Americas’ business, financial condition and results of operations.

Outdoor Americas operates in a highly competitive industry.

The outdoor advertising industry is fragmented, consisting of several large companies operating on a national basis, such as Outdoor Americas, Clear Channel Outdoor Holdings, Inc., JCDecaux S.A. and Lamar Advertising Company, as well as hundreds of smaller regional and local companies operating a limited number of displays in a single or a few local markets. Outdoor Americas competes with these companies for both customers and display locations. If Outdoor Americas’ competitors offer advertising displays at rates below the rates it charges its customers, it could lose potential customers and could be pressured to reduce its rates below those currently charged to retain customers, which could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations. A majority of Outdoor Americas’ display locations are leased, and a significant portion of those leases are month-to-month or have a short remaining term. If Outdoor Americas’ competitors offer to lease display locations at rental rates higher than the rental rates Outdoor Americas offers, it could lose display locations and could be pressured to increase rental rates above those it currently pays to site landlords, which could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Outdoor Americas also competes with other media, including broadcast and cable television, radio, print media, the internet and direct mail marketers, within their respective markets. In addition, Outdoor Americas competes with a wide variety of out-of-home media, including advertising in shopping centers, airports, movie theaters, supermarkets and taxis. Advertisers compare relative costs of available media, including the average cost per thousand impressions or “CPM,” particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, the outdoor advertising industry relies on its relative cost efficiency and its ability to reach specific markets, geographic areas and/or demographics. If Outdoor Americas is unable to compete on these terms, it could lose potential customers and could be pressured to reduce rates below those it currently charges to retain customers, which could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Government regulation of outdoor advertising may restrict Outdoor Americas’ outdoor advertising operations.

The outdoor advertising industry is subject to governmental regulation and enforcement at the federal, state and local levels in the United States and to national, regional and local restrictions in foreign countries. These regulations have a significant impact on the outdoor advertising industry and Outdoor Americas’ business. See “Regulation.” Regulations and proceedings have made it increasingly difficult to develop new outdoor advertising structures and sites. If there are changes in laws and regulations affecting outdoor advertising at any level of government, if there is an increase in the enforcement of regulations or allegations of noncompliance or if Outdoor Americas is unable to resolve allegations, its structures and sites could be subject to removal or modification. If Outdoor Americas is unable to obtain acceptable arrangements or compensation in circumstances in which its structures and sites are subject to removal or modification, it could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations. In addition, governmental regulation of advertising displays could limit Outdoor Americas’ installation of additional advertising displays, restrict advertising displays to governmentally controlled sites or permit the installation of advertising displays in a manner that benefits its competitors disproportionately, any of which could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Outdoor Americas’ inability to increase the number of digital advertising displays in its portfolio could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Outdoor Americas’ ability to increase the number of digital advertising displays in its portfolio is subject to governmental laws and regulations. For example, a recent California court ruled in favor of a competitor who challenged the validity of Outdoor Americas’ digital display permits in the City of Los Angeles and held that such permits should be invalidated. As another example, in January 2013, Scenic America, Inc., a nonprofit membership organization, filed a lawsuit against the U.S. Department of Transportation and the Federal Highway Administration alleging, among other things, that the Federal Highway Administration exceeded its authority when, in 2007, the Federal Highway Administration issued guidance to assist its division offices in evaluating state regulations that authorize the construction and operation of digital billboards. If the Federal Highway Administration guidance is vacated, the Federal Highway Administration could then elect to undertake rulemaking or other new administrative action with respect to digital billboard displays that, if enacted in a way that places additional restrictions on digital billboards, could also have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Any new governmental restrictions on digital advertising displays could limit Outdoor Americas’ installation of additional digital advertising displays, restrict digital advertising displays to governmentally controlled sites or permit the installation of digital advertising displays in a manner that benefits its competitors disproportionately, any of which could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations. Furthermore, as technology for converting traditional static billboard displays to digital billboard displays has only recently been developed and introduced into the market on a large scale, and is in the process of being introduced more broadly in Outdoor Americas’ international markets, existing regulations that currently do not apply to digital advertising displays by their terms could be revised to impose specific restrictions on digital advertising displays.

In addition, implementation of digital advertising displays by Outdoor Americas or its competitors at a rate that exceeds the ability of the market to derive new revenues from those displays could also have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Taxes, fees and registration requirements may reduce Outdoor Americas’ profits or expansion opportunities.

A number of foreign, state and local governments have implemented or initiated taxes (including taxes on revenue from outdoor advertising or for the right to use outdoor advertising assets), fees and registration requirements in an effort to decrease or restrict the number of outdoor advertising structures and sites or raise revenue, or both. For example, a tax was imposed on the outdoor advertising industry in Toronto. These efforts may continue, and, if Outdoor Americas is unable to pass on the cost of these items to its customers, the increased imposition of these measures could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

The success of Outdoor Americas’ transit advertising business is dependent on its obtaining and renewing key municipal concessions on favorable terms.

Outdoor Americas’ transit shelter and transit systems businesses require it to obtain and renew contracts with municipalities and other governmental entities. All of these contracts have fixed terms and generally provide for payments to the governmental entity of a revenue share and/or a fixed payment amount. When these contracts expire, Outdoor Americas generally must participate in highly competitive bidding processes in order to obtain a new contract. Outdoor Americas’ inability to successfully obtain or renew these contracts on favorable economic terms or at all could have an adverse effect on its financial condition and results of operations. In addition, the loss of a key municipal concession in one location could adversely affect Outdoor Americas’ ability to compete in other locations by reducing its scale and ability to offer customers multiregional and national advertising campaigns. These factors could have an adverse effect on Outdoor Americas’ financial condition and results of operations.

Government compensation for the removal of lawful billboards could decrease.

Although state and local government authorities from time to time use the power of eminent domain to remove billboards, U.S. law requires payment of compensation if a state or political subdivision compels the removal of a lawful billboard along a primary or interstate highway that was built with federal financial assistance. Additionally, many states require similar compensation (or relocation) with regard to compelled removals of lawful billboards in other locations. Some local governments have attempted to force removal of billboards after a period of years under a concept called amortization. Under this concept, the governmental body asserts that just compensation has been earned by continued operation of the billboard over a period of time. Thus far, Outdoor Americas has generally been able to obtain satisfactory compensation for its billboards purchased or removed as a result of governmental action, although there is no assurance that this will continue to be the case in the future, and, if it does not continue to be the case, there could be an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Content-based restrictions on outdoor advertising may further restrict the categories of customers that can advertise using Outdoor Americas’ structures and sites.

Restrictions on outdoor advertising of certain products and services are or may be imposed by federal, state and local laws and regulations. For example, tobacco products have been effectively banned from outdoor advertising in all of the jurisdictions in which Outdoor Americas currently does business. In addition, state and local governments in some cases limit outdoor advertising of alcohol, which represented 4% of Outdoor Americas’ United States revenues for the twelve months ended March 31, 2014. Legislation regulating out-of-home advertising due to content-based restrictions could cause a reduction in Outdoor Americas’ revenues from leasing advertising space on outdoor advertising displays that display such advertisements and a simultaneous increase in the available space on the existing inventory of billboards in the outdoor advertising industry, which could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Environmental, health and safety laws and regulations may limit or restrict some of Outdoor Americas’ operations.

As the owner or operator of various real properties and facilities, Outdoor Americas must comply with various foreign, federal, state and local environmental, health and safety laws and regulations. Outdoor Americas and its properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and nonhazardous substances and employee health and safety. Historically, with the exception of safety upgrades, Outdoor Americas has not incurred significant expenditures to comply with these laws. However, additional laws that may be passed in the future, or a finding of a violation of or liability under existing laws, could require Outdoor Americas to make significant expenditures and otherwise limit or restrict some of its operations, which could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Outdoor Americas’ operating results are subject to seasonal variations and other factors.

Outdoor Americas’ business has experienced and is expected to continue to experience seasonality due to, among other things, seasonal advertising patterns and seasonal influences on advertising markets. Typically, Outdoor Americas’ revenues and profits are highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers cut back on spending following the holiday shopping season. The effects of such seasonality make it difficult to estimate future operating results based on the previous results of any specific quarter, which may make it difficult to plan capital expenditures and expansion, could affect operating results and could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Future acquisitions and other strategic transactions could have a negative effect on Outdoor Americas’ results of operations.

Outdoor Americas frequently evaluates strategic opportunities both within and outside its existing lines of business. Outdoor Americas expects from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. These acquisitions or dispositions could be material. Outdoor Americas’ acquisition strategy involves numerous risks, including:

•	acquisitions may prove unprofitable and fail to generate anticipated cash flows;

•	to successfully manage its large portfolio of advertising structures and sites, Outdoor Americas may need to:

•	recruit additional senior management, as Outdoor Americas cannot be assured that senior management of acquired businesses will continue to work for it, and Outdoor Americas cannot be certain that its recruiting efforts will succeed; and

•	expand corporate infrastructure to facilitate the integration of its operations with those of acquired businesses, because failure to do so may cause it to lose the benefits of any expansion that it decides to undertake by leading to disruptions in its ongoing businesses or by distracting its management;

•	Outdoor Americas may enter into markets and geographic areas where it has limited or no experience;

•	Outdoor Americas may encounter difficulties in the integration of operations and systems; and

•	because Outdoor Americas must comply with various requirements under the Code in order to maintain its qualification to be taxed as a REIT, including restrictions on the types of assets it may hold, the sources of its income and accumulation of earnings and profits, Outdoor Americas’ ability to engage in certain acquisitions, such as acquisitions of C corporations, may be limited.

Additional acquisitions by Outdoor Americas may require antitrust review by U.S. federal antitrust agencies and may require review by foreign antitrust agencies under the antitrust laws of foreign jurisdictions. Outdoor Americas can give no assurances that the U.S. Department of Justice, the U.S. Federal Trade Commission or foreign antitrust agencies will not seek to bar Outdoor Americas from acquiring additional advertising businesses in any market.

As a stand-alone public company, Outdoor Americas will expend additional time and resources to comply with rules and regulations that did not previously apply to Outdoor Americas.

Upon completion of its initial public offering, Outdoor Americas became required to implement substantial control systems and procedures in order to satisfy its periodic and current reporting requirements under applicable SEC regulations and comply with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and applicable listing standards. As a result, Outdoor Americas began incurring significant legal, accounting and other expenses that it had not previously incurred, and its management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations. These costs and time commitments could be substantially more than Outdoor Americas currently expects. Therefore, Outdoor Americas’ historical consolidated and unaudited pro forma condensed consolidated financial statements may not be indicative of its future costs and performance as a stand-alone public company. If Outdoor Americas’ finance and accounting personnel are unable for any reason to respond adequately to the increased demands resulting from being an independent public company, the quality and timeliness of its financial reporting may suffer, and it could experience significant deficiencies or material weaknesses in its disclosure controls and procedures or internal control over financial reporting.

An inability to establish effective disclosure controls and procedures and internal control over financial reporting or remediate existing deficiencies could cause Outdoor Americas to fail to meet its reporting obligations under the Exchange Act, or result in material weaknesses, material misstatements or omissions in its Exchange Act reports, any of which could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Outdoor Americas has incurred and will continue to incur significant charges in connection with the separation and incremental costs as a stand-alone public company.

Outdoor Americas will need to replicate or replace certain functions, systems and infrastructure to which it no longer will have the same access after the separation. Outdoor Americas will also need to make investments or hire additional employees to operate without the same access to CBS’s existing operational and administrative infrastructure. These initiatives may be costly to implement. For presentations of the estimated impact of incremental stand-alone costs associated with the separation on Outdoor Americas’ results of operations, see “CBS Outdoor Americas Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas.” However, due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than Outdoor Americas’ estimate, and the timing of the incurrence of these costs is subject to change.

Prior to the initial public offering of Outdoor Americas, CBS performed or supported many important corporate functions for Outdoor Americas. Outdoor Americas’ financial statements reflect charges for these services on an allocation basis. In connection with its initial public offering, Outdoor Americas entered into a transition services agreement with CBS, pursuant to which CBS is providing Outdoor Americas with certain services, and Outdoor Americas is providing CBS with certain limited services, in each case, on an interim basis for a limited period until the other party no longer requires such services to be performed by the other party. The services to be provided to Outdoor Americas by CBS include legal, finance, information technology, insurance, tax and employment functions. The agreed-upon charges for such services are generally on a cost-plus-margin basis and each party has agreed to reimburse the other for its out-of-pocket costs in connection therewith. The liability of each party under the transition services agreement for the services it provides is generally limited. Outdoor Americas anticipates that Outdoor Americas will generally be in a position to complete the transition from all services provided by CBS on or before 12 months following the completion of the separation. See “Agreements Between CBS and Outdoor Americas and Other Related Party Transactions—Agreements Between CBS and Outdoor Americas Relating to the Exchange Offer or the Separation—Transition Services Agreement.”

Outdoor Americas may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that Outdoor Americas receives from CBS under the transition services agreement. Additionally, after the transition services agreement terminates, Outdoor Americas may be unable to sustain the services at the same levels or obtain the same benefits as when it was receiving such services and benefits from CBS. When Outdoor Americas begins to operate these functions separately, if Outdoor Americas does not have Outdoor Americas’ own adequate systems and business functions in place, or is unable to obtain them from other providers, Outdoor Americas may not be able to operate its business effectively or at comparable costs, and its profitability may decline. In addition, Outdoor Americas has historically received informal support from CBS, which may not be addressed in the transition services agreement. The level of this informal support may diminish or be eliminated in the future. Outdoor Americas and CBS intend to enter into certain amendments to the transition services agreement in connection with the completion of the exchange offer.

Outdoor Americas is dependent on its management team, and the loss of senior executive officers or other key employees could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Outdoor Americas believes its future success depends on the continued service and skills of its existing management team and other key employees with experience and business relationships within their respective segments. The loss of one or more of these key personnel could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations because of their skills, knowledge of the market, years of industry experience and the difficulty of finding qualified replacement personnel. If any of these personnel were to leave and compete with Outdoor Americas, it could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Outdoor Americas’ board of directors has the power to cause it to issue additional shares of stock without stockholder approval.

Outdoor Americas’ charter authorizes it to issue additional authorized but unissued shares of common or preferred stock. In addition, Outdoor Americas’ charter permits a majority of its entire board of directors to, without stockholder approval, amend its charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that Outdoor Americas has authority to issue. Outdoor Americas’ charter also permits its board of directors to classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, Outdoor Americas’ board of directors will be able to establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of stock or otherwise be in the best interests of Outdoor Americas’ stockholders. See “Description of Capital Stock of Outdoor Americas—Power to Increase or Decrease Authorized Shares of Stock, Reclassify Unissued Shares of Stock and Issue Additional Shares of Common and Preferred Stock.”

Certain provisions of Maryland law may limit the ability of a third party to acquire control of Outdoor Americas.

Certain provisions of the Maryland General Corporation Law (the “MGCL”) may have the effect of delaying or preventing a transaction or a change in control of Outdoor Americas that might involve a premium price for shares of its stock or otherwise be in the best interests of its stockholders, including:

•	“business combination” provisions that, subject to certain exceptions, prohibit certain business combinations between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of a corporation’s outstanding voting stock or an affiliate or associate of a corporation who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that, subject to certain exceptions, holders of “control shares” of a Maryland corporation (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise voting power in the election of directors within one of three increasing ranges) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of issued and outstanding “control shares,” subject to certain exceptions) have no voting rights except to the extent approved by its stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

Additionally, Outdoor Americas may elect to be subject to Title 3, Subtitle 8 of the MGCL, which would permit its board of directors, without stockholder approval and regardless of what is provided in its charter or bylaws, to implement certain takeover defenses. See “Description of Capital Stock of Outdoor Americas—Business Combinations,” “—Control Share Acquisitions” and “—Subtitle 8.”

Outdoor Americas’ board of directors has by resolution exempted from the provisions of the Maryland business combination act all business combinations (i) between CBS or its affiliates and Outdoor Americas and (ii) between Outdoor Americas and any other person, provided that such business combination is first approved by Outdoor Americas’ board of directors (including a majority of Outdoor Americas’ directors who are not affiliates or associates of such person). In addition, the Outdoor Americas bylaws contain a provision opting out of the Maryland control share acquisition act. Moreover, the Outdoor Americas’ charter provides that, effective at such time as Outdoor Americas is able to make a Subtitle 8 election, vacancies on Outdoor Americas’ board may be filled only by the remaining directors and that directors elected by the board to fill vacancies will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies. The Outdoor Americas charter provides that, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, at or after the time when CBS and its affiliates together no longer beneficially own a majority or more of shares of Outdoor Americas’ outstanding stock entitled to vote generally in the election of directors (the “trigger date”), members of its board of directors may be removed only for cause, as defined in its charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Prior to the trigger date, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, Outdoor Americas’ directors may be removed with or without cause by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. The Outdoor Americas bylaws provide that its board of directors has the exclusive power to adopt, alter or repeal any provision of the Outdoor Americas bylaws and to make new bylaws, subject to a consent right of CBS with respect to bylaw provisions regarding stockholder actions by written consent until the trigger date, and subject to a consent right of CBS with respect to CBS’s exemption from Outdoor Americas’ advance notice provisions for so long as CBS beneficially owns 30% of Outdoor Americas common stock. There can be no assurance that these exemptions or provisions will not be amended or eliminated at any time in the future. See “Description of Capital Stock of Outdoor Americas.”

Outdoor Americas’ rights and the rights of its stockholders to take action against its directors and officers are limited.

The Outdoor Americas charter contains a provision that eliminates the liability of its directors and officers to the maximum extent permitted by Maryland law. See “Description of Capital Stock of Outdoor Americas—Indemnification and Limitation of Directors’ and Officers’ Liability.” In addition, the Outdoor Americas charter authorizes it, and its bylaws obligate it, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; and

•	any individual who, while a director or officer of Outdoor Americas and at its request, serves or has served as a director, officer, trustee or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

The Outdoor Americas charter and bylaws also permit it to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee of Outdoor Americas company or a predecessor of Outdoor Americas.

The indemnification and payment or reimbursement of expenses provided by the indemnification provisions of the Outdoor Americas charter and bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification, or payment or reimbursement of expenses may be or may become entitled under any statute, bylaw, resolution, insurance, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, Outdoor Americas has entered into separate indemnification agreements with each of its directors in the form filed as Exhibit 10.5 to the Registration Statement of which this prospectus forms a part. Each indemnification agreement provides, among other things, for indemnification as provided in the agreement and otherwise to the fullest extent permitted by law and the Outdoor Americas charter and bylaws against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees. The indemnification agreements provide for the advancement or payment of expenses to the indemnitee and for reimbursement to Outdoor Americas if it is found that such indemnitee is not entitled to such advancement.

Accordingly, in the event that any of Outdoor Americas’ directors or officers are exculpated from, or indemnified against, liability but whose actions impede Outdoor Americas’ performance, Outdoor Americas’ and its stockholders’ ability to recover damages from that director or officer will be limited.

Outdoor Americas may not realize the expected benefits from the separation of its business from CBS.

By completing the separation of Outdoor Americas from CBS, there is a risk that Outdoor Americas may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while it was still a part of CBS. As part of CBS, Outdoor Americas has been able to benefit from CBS’s operating diversity, economies of scale and related cost benefits and access to capital for investments, which benefits may no longer be available to it after it separates from CBS.

As an independent public company that has completed its separation from CBS, Outdoor Americas believes that its businesses will benefit from, among other things, sharpened focus on the financial and operational resources of its specific business, allowing management to design and implement a capital structure, corporate strategies and policies that are based primarily on the business characteristics and strategic opportunities of its businesses. Outdoor Americas anticipates this will allow it to respond more effectively to industry dynamics and to allow it to create effective incentives for management and employees that are more closely tied to business performance. However, Outdoor Americas may not be able to achieve some or all of the expected benefits. Additionally, completion of the separation will require a significant amount of Outdoor Americas’ management’s time and effort, which may divert attention from operating and growing its business. If Outdoor Americas fails to achieve some or all of the benefits in the time it expects, it could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Outdoor Americas has substantial indebtedness, which could adversely affect Outdoor Americas’ financial condition.

On January 31, 2014, two of Outdoor Americas’ wholly owned subsidiaries, CBS Outdoor Americas Capital LLC (“Capital LLC”) and CBS Outdoor Americas Capital Corporation (“Finance Corp,” and together with Capital LLC, the “Borrowers”), borrowed $800.0 million under a term loan due in 2021 (the “Term Loan”), and entered into a $425.0 million Revolving Credit Facility maturing in 2019 (the “Revolving Credit Facility” and, together with the Term Loan, the “Senior Credit Facilities”), which are governed by a credit agreement, dated as of January 31, 2014, (the “Credit Agreement”). On January 31, 2014, the Borrowers also issued $400.0 million aggregate principal amount of 5.250% Senior Unsecured Notes due 2022 and $400.0 million aggregate principal amount of 5.625% Senior Unsecured Notes due 2024 (together, the “Senior Notes” and, together with the Term Loan, the “formation borrowings”) in a private placement. See “The Transaction—Background of the Exchange Offer.”

As of March 31, 2014, Outdoor Americas had total indebtedness of $1.6 billion (consisting of the Term Loan and the Senior Notes), and had unused commitments under the Senior Credit Facilities available to it of $425.0 million. Additionally, Outdoor Americas may, if it obtains commitments from lenders to do so, increase the Senior Credit Facilities by an amount not to exceed the greater of (i) $400.0 million and (ii) the greatest amount that would not cause, on a pro forma basis after giving effect to any such increases, its Maximum Consolidated Net Secured Leverage Ratio (as defined in the Credit Agreement) to exceed 3.50 to 1.00.

Outdoor Americas’ level of debt could have important consequences, including:

•	making it more difficult for it to satisfy its obligations with respect to its debt;

•	requiring it to dedicate a substantial portion of its cash flow from operations to payments on indebtedness, thereby reducing the availability of cash flow to fund acquisitions, working capital, capital expenditures, research and development efforts and other corporate purposes;

•	increasing its vulnerability to and limiting its flexibility in planning for, or reacting to, changes in the business, the industries in which it operates, the economy and governmental regulations;

•	restricting it from making strategic acquisitions or causing it to make non-strategic divestitures;

•	exposing it to the risk of increased interest rates as borrowings under the Senior Credit Facilities are subject to variable rates of interest;

•	placing it at a competitive disadvantage compared to its competitors that have less debt; and

•	limiting its ability to borrow additional funds.

The terms of the Credit Agreement and the indenture governing the Senior Notes restrict Outdoor Americas’ current and future operations, particularly its ability to incur additional debt that it may need to fund initiatives in response to changes in its business, the industries in which it operates the economy and governmental regulations.

The Credit Agreement and the indenture governing the Senior Notes contain a number of restrictive covenants that impose significant operating and financial restrictions on Outdoor Americas and its subsidiaries and limit its ability to engage in actions that may be in its long-term best interests, including restrictions on its and its subsidiaries’ ability to:

•	incur additional indebtedness;

•	pay dividends on, repurchase or make distributions in respect of its capital stock;

•	make investments or acquisitions;

•	sell, transfer or otherwise convey certain assets;

•	change its accounting methods;

•	create liens;

•	enter into sale/leaseback transactions;

•	enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of its or its subsidiaries’ assets;

•	enter into transactions with affiliates;

•	prepay certain kinds of indebtedness;

•	issue or sell stock of its subsidiaries; and

•	change the nature of its business.

In addition, the Credit Agreement has a financial covenant that requires Outdoor Americas to maintain a Maximum Consolidated Net Secured Leverage Ratio (as defined in the Credit Agreement). Outdoor Americas’ ability to meet this financial covenant may be affected by events beyond its control.

As a result of all of these restrictions, Outdoor Americas may be:

•	limited in how it conducts its business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions could hinder Outdoor Americas’ ability to grow in accordance with its strategy or inhibit the ability to adhere to its intended distribution policy and, accordingly, may cause it to incur additional U.S. federal income tax liability beyond current expectations.

A breach of the covenants under the indenture governing the Senior Notes or under the Credit Agreement could result in an event of default under the applicable agreement. Such a default would allow the lenders under the Senior Credit Facilities and the holders of the Senior Notes to accelerate the repayment of such debt and may result in the acceleration of the repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Credit Agreement would also permit the lenders under the Senior Credit Facilities to terminate all other commitments to extend additional credit under the Senior Credit Facilities.

Furthermore, if Outdoor Americas were unable to repay the amounts due and payable under the Senior Credit Facilities, those lenders could proceed against the collateral that secures such indebtedness. In the event Outdoor Americas’ creditors accelerate the repayment of its borrowings, Outdoor Americas and its subsidiaries may not have sufficient assets to repay that indebtedness.

Despite Outdoor Americas’ substantial indebtedness level, it and its subsidiaries may be able to incur substantially more indebtedness, including secured indebtedness. This could further exacerbate the risks to Outdoor Americas’ financial condition described above.

Outdoor Americas and its subsidiaries may incur significant additional indebtedness in the future, including secured indebtedness. Although the indenture governing the Senior Notes and the Credit Agreement contain restrictions on the incurrence of additional indebtedness and additional liens, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness, including secured indebtedness, incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent Outdoor Americas from incurring obligations that do not constitute indebtedness. If new debt is added to Outdoor Americas’ current debt levels, the related risks that it and its subsidiaries now face would increase.

Outdoor Americas’ variable-rate indebtedness subjects it to interest rate risk, which could cause its debt service obligations to increase significantly.

Borrowings under the Senior Credit Facilities are at variable rates of interest and expose Outdoor Americas to interest rate risk. If interest rates increase, Outdoor Americas’ debt service obligations on the variable-rate indebtedness will increase, even though the amount borrowed remains the same, and Outdoor Americas’ net income and cash flows will correspondingly decrease. At Outdoor Americas’ level of indebtedness, as of March 31, 2014, each 1/8% change in Outdoor Americas’ interest rates on its variable-rate indebtedness would have resulted in an approximate $1 million change in annual estimated interest expense. In the future, Outdoor Americas may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce future interest rate volatility. However, Outdoor Americas may not elect to maintain such interest rate swaps with respect to any of its variable-rate indebtedness, and any swaps Outdoor Americas enters into may not fully mitigate its interest rate risk.

Hedging transactions could have a negative effect on Outdoor Americas’ results of operations.

Outdoor Americas may enter into hedging transactions, including without limitation, with respect to foreign currency exchange rates and interest rate exposure on one or more of its assets or liabilities. The use of hedging transactions involves certain risks, including: (1) the possibility that the market will move in a manner or direction that would have resulted in a gain for Outdoor Americas had a hedging transaction not been utilized, in which case Outdoor Americas’ performance would have been better had it not engaged in the hedging transaction; (2) the risk of an imperfect correlation between the risk sought to be hedged and the hedging transaction used; (3) the potential illiquidity for the hedging instrument used, which may make it difficult for Outdoor Americas to close out or unwind a hedging transaction; (4) the possibility that Outdoor Americas’ counterparty fails to honor its obligations; and (5) the possibility that Outdoor Americas may have to post collateral to enter into hedging transactions, which it may lose if it is unable to honor its obligations. Following the separation, Outdoor Americas intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, as a result of which it will have limitations on its income sources, and the hedging strategies available to it will be more limited than those available to companies that are not REITs. See “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock.”

Outdoor Americas may establish an operating partnership, which could result in conflicts of interests between its stockholders and holders of its operating partnership units and could limit Outdoor Americas’ liquidity or flexibility.

In the future, if Outdoor Americas elects and qualifies to be taxed as a REIT for U.S. federal income tax purposes, it may establish an operating partnership. If Outdoor Americas establishes an operating partnership, persons holding operating partnership units may have the right to vote on certain amendments to the partnership agreement of Outdoor Americas’ operating partnership, as well as on certain other matters. Unitholders holding these voting rights may be able to exercise them in a manner that conflicts with the interests of Outdoor Americas’ stockholders. Circumstances may arise in the future when the interests of unitholders in Outdoor Americas’ operating partnership conflict with the interests of its stockholders. As the sole member of the general partner of the operating partnership or as the managing member, Outdoor Americas would have fiduciary duties to the unitholders of the operating partnership that may conflict with duties that Outdoor Americas’ officers and directors owe to Outdoor Americas.

In addition, if Outdoor Americas establishes an operating partnership, it may acquire certain assets by issuing units in Outdoor Americas’ operating partnership in exchange for an asset owner contributing the asset to the partnership or a subsidiary. If Outdoor Americas enters into such transactions, in order to induce the contributors of such assets to accept units in Outdoor Americas’ operating partnership, rather than cash, in exchange for their assets, it may be necessary for Outdoor Americas to provide them additional incentives. For instance, Outdoor Americas’ operating partnership’s limited partnership or limited liability company agreement may provide that any unitholder of its operating partnership may exchange units for cash equal to the value of an equivalent number of shares of Outdoor Americas common stock or, at Outdoor Americas’ option, for shares of its common stock on a one-for-one basis. Outdoor Americas may also enter into additional contractual arrangements with asset contributors under which it would agree to repurchase a contributor’s units for shares of its common stock or cash, at the option of the contributor, at set times. If the contributor required Outdoor Americas to repurchase units for cash pursuant to such a provision, it would limit Outdoor Americas’ liquidity and thus its ability to use cash to make other investments, satisfy other obligations or make distributions to stockholders. Moreover, if Outdoor Americas were required to repurchase units for cash at a time when it did not have sufficient cash to fund the repurchase, it might be required to sell one or more assets to raise funds to satisfy this obligation. Furthermore, Outdoor Americas might agree that if distributions the contributor received as a unitholder in Outdoor Americas’ operating partnership did not provide the contributor with a defined return, then upon redemption of the contributor’s units it would pay the contributor an additional amount necessary to achieve that return. Such a provision could further negatively impact Outdoor Americas’ liquidity and flexibility. Finally, in order to allow a contributor of assets to defer taxable gain on the contribution of assets to Outdoor Americas’ operating partnership, Outdoor Americas might agree not to sell a contributed asset for a defined period of time or until the contributor exchanged the contributor’s units for cash or shares. Such an agreement would prevent Outdoor Americas from selling those properties, even if market conditions made such a sale favorable to it.

Outdoor Americas could suffer losses due to asset impairment charges for goodwill.

A significant portion of Outdoor Americas’ assets consists of goodwill. Outdoor Americas tests goodwill for impairment during the fourth quarter of each year and between annual tests if events or circumstances require an interim impairment assessment. A downward revision in the estimated fair value of a reporting unit could result in a noncash impairment charge. Any such impairment charge could have a material adverse effect on Outdoor Americas’ reported net income.

Outdoor Americas faces diverse risks in its international business, which could adversely affect its business, financial condition and results of operations.

Outdoor Americas’ International segment contributed 13% to total revenues in 2013, 14% to total revenues in 2012 and 18% to total revenues in 2011. Inherent risks in Outdoor Americas’ international business activities could decrease its International sales and have an adverse effect on its business, financial condition and results of operations. These risks include potentially unfavorable foreign economic conditions, political conditions or national priorities, foreign government regulation, potential expropriation of assets by foreign governments, the failure to bridge cultural differences and limited or prohibited access to its foreign operations and the support they provide. Outdoor Americas may also have difficulty repatriating profits or be adversely affected by exchange rate fluctuations in its international business.

If Outdoor Americas’ security measures are breached, it may face liability, and public perception of its services could be diminished, which would negatively impact its ability to attract business partners and advertisers.

Although Outdoor Americas has implemented physical and electronic security measures to protect against the loss, misuse and alteration of its websites, digital assets and proprietary business information as well as consumer, business partner and advertiser personally identifiable information, no security measures are perfect and impenetrable and Outdoor Americas may be unable to anticipate or prevent unauthorized access. A security breach could occur due to the actions of outside parties, employee error, malfeasance or a combination of these or other actions. If an actual or perceived breach of Outdoor Americas’ security occurs, it could lose competitively sensitive business information or suffer disruptions to its business operations. In addition, the public perception of the effectiveness of Outdoor Americas’ security measures or services could be harmed, it could lose consumers, business partners and advertisers, and it could suffer financial exposure in connection with remediation efforts, investigations and legal proceedings and changes in its security and system protection measures.

Outdoor Americas will have the right to use the “CBS” mark and logo only for a limited period of time. If Outdoor Americas fails to establish in a timely manner a new, independently recognized brand name with a strong reputation, its revenue and profitability could decline.

In connection with its initial public offering, Outdoor Americas entered into a license agreement with a wholly owned subsidiary of CBS, pursuant to which Outdoor Americas has the right to use “CBS” in the corporate names of Outdoor Americas and its subsidiaries for up to 90 days following the separation. Pursuant to the license agreement, Outdoor Americas will also have the right to use the “CBS” mark and the “CBS” logo on Outdoor Americas’ outdoor advertising billboards for up to eighteen (18) months following the separation. Outdoor Americas and CBS intend to enter into certain amendments to the license agreement in connection with the completion of the exchange offer. When Outdoor Americas’ right to use the CBS brand name and logo expires, Outdoor Americas may not be able to maintain or enjoy comparable name recognition or status under Outdoor Americas’ new brand. If Outdoor Americas is unable to successfully manage the transition of its business to a new brand, Outdoor Americas’ business could be adversely affected. See “Agreements Between CBS and Outdoor Americas and Other Related Party Transactions—Agreements Between CBS and Outdoor Americas Relating to the Exchange Offer or the Separation.”

The historical and pro forma financial information that Outdoor Americas has included in this prospectus may not be representative of the results it would have achieved as a stand-alone public company and may not be a reliable indicator of its future results.

The historical consolidated and unaudited pro forma condensed consolidated financial statements that Outdoor Americas has included in this prospectus have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities attributable to CBS’s Outdoor Americas operating segment and include allocations of expenses from CBS. As a result, Outdoor Americas’ historical and pro forma financial statements may not necessarily reflect what Outdoor Americas’ financial condition, results of operations or cash flows would have been had Outdoor Americas been an independent, stand-alone entity during the periods presented or those that it will be in the future. Outdoor Americas was not operated as a separate, stand-alone company for the historical periods presented. Therefore, Outdoor Americas’ consolidated historical financial statements that have been included in this prospectus may not necessarily be indicative of what Outdoor Americas’ financial condition, results of operations or cash flows will be in the future. For additional information, see “Outdoor Americas Selected Consolidated Financial Data,” “CBS Outdoor Americas Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas” and Outdoor Americas’ financial statements and related notes thereto included elsewhere in this prospectus.

Outdoor Americas’ cash available for distribution to stockholders may not be sufficient to make distributions at expected levels, and it may need to borrow in order to make such distributions or may not be able to make such distributions in full.

Distributions that Outdoor Americas makes will be authorized and determined by Outdoor Americas’ board of directors in its sole discretion out of funds legally available therefor. While Outdoor Americas anticipates maintaining relatively stable distribution(s) during each year, the amount, timing and frequency of distributions will be at the sole discretion of its board of directors and will be declared based upon various factors, including, but not limited to: the amount and timing of Purging Distribution(s), future taxable income, limitations contained in debt instruments, debt service requirements, operating cash inflows and outflows, including capital expenditures and acquisitions, limitations on Outdoor Americas’ ability to use cash generated in the TRSs to fund distributions and applicable law. Outdoor Americas may need to increase its borrowings in order to fund its intended distributions. See “Summary—Distribution Policy.”

Risks Related to Outdoor Americas’ REIT Election and Outdoor Americas’ Status as a REIT

Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have a negative effect on Outdoor Americas.

The rules dealing with U.S. federal income taxation are continually under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the “Treasury”). Changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect Outdoor Americas or its investors. Outdoor Americas cannot predict how changes in the tax laws might affect it or its investors. New legislation, Treasury or tax regulations, administrative interpretations or court decisions could significantly and negatively affect Outdoor Americas’ ability to qualify to be taxed as a REIT or the U.S. federal income tax consequences to Outdoor Americas and its investors of such qualification.

On February 26, 2014, the Chairman of the Ways and Means Committee of the U.S. House of Representatives released draft proposals titled the Tax Reform Act of 2014 that include several provisions that would impact Outdoor Americas’ ability to qualify to be taxed as a REIT. Under the draft proposals, in the case of a tax-free separation of a parent and a subsidiary such as the split-off, both the parent and the newly separated subsidiary would be prohibited from qualifying as a REIT for 10 years following such tax-free separation. In addition, the draft proposals would impose immediate corporate level tax on the built-in gain in the assets of every C corporation that elects to be treated as a REIT, effective for elections made after February 26, 2014. The draft proposals would also require that a REIT distribute earnings and profits accumulated prior to its conversion to a REIT in cash, rather than a combination of cash and stock, effective for distributions made after February 26, 2014. Finally, the proposals would, effective December 31, 2016, exclude all tangible property with a depreciable class life of less than 27.5 years (such as the advertising structures and sites owned and leased by Outdoor Americas) from the definition of “real property” for purposes of the REIT asset and income tests. If any of these proposals or legislation containing similar provisions, with such effective dates, were to become law, it could eliminate Outdoor Americas’ ability to qualify to be taxed as a REIT and Outdoor Americas would be subject to U.S. federal income tax on its taxable income at regular corporate rates. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to holders of Outdoor Americas common stock, which in turn could have an adverse impact on the value of Outdoor Americas common stock.

If Outdoor Americas does not qualify to be taxed as a REIT, or fails to remain qualified as a REIT, Outdoor Americas will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to Outdoor Americas stockholders.

Outdoor Americas intends to operate in a manner that will allow Outdoor Americas to qualify to be taxed as a REIT for U.S. federal income tax purposes. Outdoor Americas has received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“REIT Tax Counsel”), with respect to its qualification to be taxed as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of REIT Tax Counsel represents only the view of REIT Tax Counsel, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by CBS and Outdoor Americas, including representations relating to the values of Outdoor Americas’ assets and the sources of its income. The opinion was expressed as of the date issued. REIT Tax Counsel will have no obligation to advise CBS, Outdoor Americas, or the holders of Outdoor Americas common stock of any subsequent changes in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of REIT Tax Counsel and Outdoor Americas’ qualification to be taxed as a REIT will depend on satisfaction by Outdoor Americas of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, and compliance with these requirements will not be monitored by REIT Tax Counsel. Outdoor Americas’ ability to satisfy the asset tests depends upon its analysis of the characterization and fair market values of its assets, some of which are not susceptible to a precise determination, and for which it will not obtain independent appraisals.

CBS has received a private letter ruling from the IRS with respect to certain issues relevant to Outdoor Americas’ qualification to be taxed as a REIT. In general, the ruling provides, among other things, subject to the terms and conditions contained therein, that Outdoor Americas’ lease revenues from certain advertising structure and sites and certain services that Outdoor Americas, an independent contractor or a TRS may provide, directly or through subsidiaries, to its customers, will enable it to qualify to be taxed as a REIT. Although Outdoor Americas may generally rely upon the ruling, no assurance can be given that the IRS will not challenge its qualification to be taxed as a REIT if the representations made by CBS are inaccurate or on the basis of other issues or facts outside the scope of the ruling. If Outdoor Americas were to fail to qualify to be taxed as a REIT in any taxable year, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and dividends paid to its stockholders would not be deductible by it in computing its taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to holders of Outdoor Americas common stock, which in turn could have an adverse impact on the value of Outdoor Americas common stock. Unless Outdoor Americas were entitled to relief under certain Code provisions, it would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which it failed to qualify to be taxed as a REIT.

Qualifying to be taxed as a REIT involves highly technical and complex provisions of the Code, and failure to comply with these provisions could jeopardize Outdoor Americas’ REIT qualification.

Qualification to be taxed as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent failure to comply with these provisions could jeopardize Outdoor Americas’ REIT qualification. Outdoor Americas’ qualification to be taxed as a REIT will depend on its satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, its ability to satisfy the requirements to qualify to be taxed as a REIT may depend in part on the actions of third parties over which it has no control or only limited influence.

The ownership limitations that apply to REITs, as prescribed by the Code and by Outdoor Americas’ charter, may inhibit market activity in the shares of Outdoor Americas common stock and restrict its business combination opportunities.

In order for Outdoor Americas to qualify to be taxed as a REIT, not more than 50% in value of the outstanding shares of Outdoor Americas stock may be owned, beneficially or constructively, by five or fewer individuals, as defined in the Code to include certain entities, at any time during the last half of each taxable year after the first year for which it elects to qualify to be taxed as a REIT. Additionally, at least 100 persons must beneficially own Outdoor Americas stock during at least 335 days of a taxable year (other than the first taxable year for which it elects to be taxed as a REIT). Subject to certain exceptions, Outdoor Americas’ charter authorizes its board of directors to take such actions as are necessary and desirable to preserve its qualification to be taxed as a REIT. Its charter also provides that, unless exempted by the board of directors, no person may own more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of Outdoor Americas common stock or 9.8% in value of the aggregate outstanding shares of all classes and series of Outdoor Americas stock, including if repurchases by Outdoor Americas cause a person’s holdings to exceed such limitations. See “Description of Capital Stock of Outdoor Americas—Restrictions on Ownership and Transfer” and “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock.” Outdoor Americas’ board of directors has granted CBS and certain of its affiliates exemptions from the ownership limits applicable to other holders of Outdoor Americas common stock, subject to certain initial and ongoing conditions designed to protect Outdoor Americas’ status as a REIT. The constructive ownership rules are complex and may cause shares of stock owned directly or constructively by a group of related individuals to be constructively owned by one individual or entity. These ownership limits could delay or prevent a transaction or a change in control of Outdoor Americas that might involve a premium price for shares of its stock or otherwise be in the best interests of its stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts or estates is currently 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including Outdoor Americas common stock.

REIT distribution requirements could adversely affect Outdoor Americas’ ability to execute Outdoor Americas’ business plan.

To maintain REIT status, Outdoor Americas must meet a number of organizational and operational requirements, including a requirement that it annually distribute to its stockholders at least 90% of its REIT taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gains. See “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock.” To the extent that Outdoor Americas satisfies this distribution requirement and qualifies for taxation as a REIT but distributes less than 100% of its REIT taxable income, determined without regard to the dividends-paid deduction and including any net capital gains, it will be subject to U.S. federal corporate income tax on its undistributed net taxable income. In addition, Outdoor Americas will be subject to a nondeductible 4% excise tax if the amount that it actually distributes to its stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. Outdoor Americas intends to make distributions to its stockholders to comply with the REIT requirements of the Code.

From time to time, Outdoor Americas may generate taxable income greater than its cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If Outdoor Americas does not have other funds available in these situations, it could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable it to pay out enough of its taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase its costs or reduce its equity. Thus, compliance with the REIT requirements may hinder Outdoor Americas’ ability to grow, which could adversely affect the value of Outdoor Americas common stock.

To fund its growth strategy and refinance its indebtedness, Outdoor Americas may depend on external sources of capital, which may not be available to it on commercially reasonable terms or at all.

To maintain REIT status, Outdoor Americas must meet a number of organizational and operational requirements, including a requirement that it annually distributes to its stockholders at least 90% of its REIT taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gains. See “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock.” As a result of these requirements, Outdoor Americas may not be able to fund future capital needs, including any necessary acquisition financing, solely from operating cash flows. Consequently, Outdoor Americas expects to rely on third-party capital market sources for debt or equity financing to fund its business strategy. In addition, Outdoor Americas will likely need third-party capital market sources to refinance its indebtedness at maturity. Continued or increased turbulence in the United States or international financial markets and economies could adversely impact Outdoor Americas’ ability to replace or renew maturing liabilities on a timely basis or access the capital markets to meet liquidity and capital expenditure requirements and may result in adverse effects on its business, financial condition and results of operations. As such, Outdoor Americas may not be able to obtain financing on favorable terms or at all. Outdoor Americas’ access to third-party sources of capital also depends, in part, on:

•	the market’s perception of Outdoor Americas’ growth potential;

•	Outdoor Americas’ then-current levels of indebtedness;

•	Outdoor Americas’ historical and expected future earnings, cash flows and cash distributions; and

•	the market price per share of Outdoor Americas common stock.

In addition, Outdoor Americas’ ability to access additional capital may be limited by the terms of the indebtedness it incurred in connection with its formation transactions, which may restrict its incurrence of additional debt. If Outdoor Americas cannot obtain capital when needed, it may not be able to acquire or develop properties when strategic opportunities arise or refinance its debt, which could have an adverse effect on its business, financial condition and results of operations.

Even if Outdoor Americas qualifies and remains qualified to be taxed as a REIT, it may face other tax liabilities that reduce its cash flow.

Even if Outdoor Americas qualifies and remains qualified for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. See “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock—Taxation of Outdoor Americas.” For example, in order to meet the REIT qualification requirements, Outdoor Americas may hold some of its assets or conduct certain of its activities through one or more TRSs or other subsidiary corporations that will be subject to foreign, federal, state and local corporate-level income taxes as regular C corporations. In addition, Outdoor Americas may incur a 100% excise tax on transactions with a TRS if the transactions are not conducted on an arm’s-length basis. Any of these taxes would decrease cash available for distribution to holders of Outdoor Americas common stock.

Complying with REIT requirements may cause Outdoor Americas to liquidate investments or forgo otherwise attractive opportunities.

To qualify to be taxed as a REIT for U.S. federal income tax purposes, Outdoor Americas must ensure that, at the end of each calendar quarter, at least 75% of the value of its assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code), including certain mortgage loans and securities. The remainder of its investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of Outdoor Americas’ total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of its total assets can be represented by securities of one or more TRSs. See “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock—Taxation of Outdoor Americas.” If Outdoor Americas fails to comply with these requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter of qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering adverse tax consequences. As a result, Outdoor Americas may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing Outdoor Americas’ income and amounts available for distribution to holders of Outdoor Americas common stock.

In addition to the assets tests set forth above, to qualify to be taxed as a REIT Outdoor Americas must continually satisfy tests concerning, among other things, the sources of its income, the amounts it distributes to its stockholders and the ownership of its stock. Outdoor Americas may be unable to pursue investments that would be otherwise advantageous to it in order to satisfy the source-of-income or asset-diversification requirements for qualifying to be taxed as a REIT. Thus, compliance with the REIT requirements may hinder Outdoor Americas’ ability to make certain attractive investments.

Complying with REIT requirements may depend on Outdoor Americas’ ability to contribute certain contracts to a taxable REIT subsidiary.

Outdoor Americas’ ability to satisfy certain REIT requirements may depend on it contributing to a TRS certain contracts, or portions of certain contracts, with respect to outdoor advertising assets that do not qualify as real property for purposes of the REIT asset tests. Moreover, Outdoor Americas’ ability to satisfy the REIT requirements may depend on it properly allocating between Outdoor Americas and its TRS the revenue or cost, as applicable, associated with the portion of any such contract contributed to the TRS. There can be no assurance that the IRS will not determine that such contribution was not a true contribution as between Outdoor Americas and its TRS or that it did not properly allocate the applicable revenues or costs. Were the IRS successful in such a challenge, it could adversely impact Outdoor Americas’ ability to qualify to be taxed as a REIT or its effective tax rate and tax liability.

Outdoor Americas’ planned use of taxable REIT subsidiaries may cause it to fail to qualify to be taxed as a REIT.

The net income of Outdoor Americas’ TRSs is not required to be distributed to Outdoor Americas, and income that is not distributed to Outdoor Americas generally will not be subject to the REIT income distribution requirement. However, there may be limitations on Outdoor Americas’ ability to accumulate earnings in its TRSs and the accumulation or reinvestment of significant earnings in its TRSs could result in adverse tax treatment. In particular, if the accumulation of cash in its TRSs causes the fair market value of Outdoor Americas’ securities in its TRSs and certain other nonqualifying assets to exceed 25% of the fair market value of Outdoor Americas’ assets, Outdoor Americas would fail to qualify to be taxed as a REIT.

Complying with REIT requirements may limit Outdoor Americas’ ability to hedge effectively and may cause it to incur tax liabilities.

The REIT provisions of the Code substantially limit Outdoor Americas’ ability to hedge its assets and liabilities. Any income from a hedging transaction that Outdoor Americas enters into primarily to manage risk of currency fluctuations or to manage risk of interest rate changes with respect to borrowings made or to be made or to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that Outdoor Americas enters into other types of hedging transactions or fails to properly identify such a transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common

Stock—Taxation of Outdoor Americas.” As a result of these rules, Outdoor Americas may be required to limit its use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of its hedging activities because its TRS may be subject to tax on gains or expose Outdoor Americas to greater risks associated with changes in interest rates that it would otherwise choose to bear. In addition, losses in Outdoor Americas’ TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

Outdoor Americas expects to pay the Purging Distribution(s) in common stock and cash and may in the future pay taxable dividends on Outdoor Americas common stock in common stock and cash, and the issuance of additional common stock may cause the market price of Outdoor Americas common stock to decline.

If CBS completes the separation by means of the split-off, CBS will allocate its earnings and profits between CBS and Outdoor Americas in accordance with provisions of the Code. In order to comply with certain REIT qualification requirements, Outdoor Americas will make the Purging Distribution(s) by declaring a dividend to holders of Outdoor Americas common stock to distribute any accumulated earnings and profits attributable to a non-REIT year, including any earnings and profits allocated to Outdoor Americas by CBS in connection with the split-off. Outdoor Americas expects to pay the Purging Distribution(s) in a combination of cash and Outdoor Americas common stock. Assuming a ratio of Outdoor Americas equity value to CBS’s equity value of approximately 10%, Outdoor Americas currently estimates that the Purging Distribution(s) will total approximately $500 million, of which approximately 20%, or $100 million, will be paid in cash and approximately 80%, or $400 million, will be paid in shares of Outdoor Americas common stock. The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from current estimates based on a number of factors, including (1) the relative equity values of Outdoor Americas and CBS, (2) the timing of the split-off and (3) the financial performance of CBS, Outdoor Americas and their respective subsidiaries through the closing of the split-off. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of the Purging Distribution(s) will be. Each percentage point change to the ratio of Outdoor Americas equity value to CBS’s equity value would result in a change to the estimated $500 million Purging Distribution(s) of approximately $50 million.

Following the final payment of the Purging Distribution(s) declared in its first REIT taxable year, if any, Outdoor Americas will pay to CBS, or CBS will pay to Outdoor Americas, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the current estimate of $100 million. See “The Transaction—The Purging Distribution(s).”

If Outdoor Americas makes the Purging Distribution(s) or future dividends payable in cash and shares of Outdoor Americas common stock, stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of Outdoor Americas’ current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, and may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a taxable stockholder sells the stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of Outdoor Americas common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, Outdoor Americas may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of holders of Outdoor Americas common stock determine to sell shares of Outdoor Americas common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of Outdoor Americas common stock. Moreover, if Outdoor Americas’ per share FFO decreases as a result of the Purging Distribution(s), it may put downward pressure on the trading price of Outdoor Americas common stock.

If the total cash payable to stockholders in the Purging Distribution(s) is limited, the amount of cash received by each stockholders is dependent on the election of other stockholders.

Outdoor Americas expects to limit the total amount of cash payable in the Purging Distribution(s) to a maximum of 20% of the total value of the Purging Distribution(s) (the “Cash Limitation”). The balance of the Purging Distribution(s) will be in the form of shares of Outdoor Americas common stock. Each holder of Outdoor Americas common stock will be permitted to elect to receive the stockholders’ entire entitlement under the Purging Distribution(s) in either cash or Outdoor Americas common stock, subject to the Cash Limitation. The Cash Limitation will in no event be less than 20% of each Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares), although it is currently expected to comprise approximately 20% of each Purging Distribution. If holders of Outdoor Americas common stock elect to receive an amount of cash in excess of the Cash Limitation, each such stockholders will receive a pro rata amount of cash corresponding to the such stockholders’ respective entitlement under the Purging Distribution declaration. Therefore, Outdoor Americas stockholders may not receive exactly the dividend that they elect and may receive a pro rata amount of the Cash Limitation and shares of Outdoor Americas common stock.

If Outdoor Americas fails to meet the REIT income tests as a result of receiving non-qualifying rental income, it would be required to pay a penalty tax in order to retain its REIT status.

As described above, CBS indirectly owns approximately 81% of the outstanding Outdoor Americas common stock. Outdoor Americas’ board of directors has granted CBS and certain of its affiliates a waiver of the ownership restrictions contained in Outdoor Americas’ charter, subject to certain initial and ongoing conditions designed to protect its status as a REIT. Notwithstanding the satisfaction of such conditions, certain income Outdoor Americas receives could be treated as non-qualifying income for purposes of the REIT requirements. See “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock—Taxation of Outdoor Americas—Income Tests—Rents from Real Property.” Even if Outdoor Americas has reasonable cause for a failure to meet the REIT income tests as a result of receiving non-qualifying rental income, it would nonetheless be required to pay a penalty tax in order to retain its REIT status.

Even if Outdoor Americas qualifies to be taxed as a REIT, it could be subject to tax on any unrealized net built-in gains in the assets held before electing to be treated as a REIT.

Following the REIT election, Outdoor Americas will own appreciated assets that were held by a C corporation and were acquired by Outdoor Americas in a transaction in which the adjusted tax basis of the assets in its hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation. If Outdoor Americas disposes of any such appreciated assets in a taxable transaction during the 10-year period following its acquisition of the assets from the C corporation (i.e., during the 10-year period following its qualification to be taxed as a REIT), it will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were acquired by Outdoor Americas (i.e., at the time that Outdoor Americas became a REIT) over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. Outdoor Americas would be subject to this tax liability even if it qualifies to be taxed and maintains its status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and Outdoor Americas’ distribution requirement for the year such gain is recognized. Any tax on the recognized built-in gain will reduce REIT taxable income. Outdoor Americas may choose not to sell in a taxable transaction appreciated assets that it might otherwise sell during the 10-year period in which the built-in gain tax applies in order to avoid the built-in gain tax. However, there can be no assurances that such a taxable transaction will not occur. If Outdoor Americas sells such assets in a taxable transaction, the amount of corporate tax that it will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time Outdoor Americas became a REIT. The amount of tax could be significant.

The IRS may deem the gains from sales of Outdoor Americas’ outdoor advertising assets to be subject to a 100% prohibited transaction tax.

From time to time, Outdoor Americas may sell outdoor advertising assets. The IRS may deem one or more sales of Outdoor Americas’ outdoor advertising assets to be “prohibited transactions” (generally, sales or other dispositions of property that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business). If the IRS takes the position that Outdoor Americas has engaged in a “prohibited transaction,” the gain Outdoor Americas recognizes from such sale would be subject to a 100% tax. Outdoor Americas does not intend to hold outdoor advertising assets as inventory or for sale in the ordinary course of business; however, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances and there is no assurance that Outdoor Americas’ position will not be challenged by the IRS especially if Outdoor Americas makes frequent sales or sales of outdoor advertising assets in which it has short holding periods.

Outdoor Americas has no operating history as a REIT, and its inexperience may impede its ability to successfully manage its business or implement effective internal controls.

Outdoor Americas has no operating history as a REIT. Outdoor Americas cannot assure you that its past experience will be sufficient to successfully operate its company as a REIT. Outdoor Americas is in the process of implementing substantial control systems and procedures in order to maintain the possibility of qualifying to be taxed as a REIT. As a result, Outdoor Americas is incurring and will continue to incur significant legal, accounting and other expenses that it has not previously incurred, and management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and controls demanded of a REIT. These costs and time commitments could be substantially more than currently expected. Therefore, Outdoor Americas’ historical combined consolidated and unaudited pro forma condensed combined consolidated financial statements may not be indicative of its future costs and performance as a REIT.

Risks Related to the Exchange Offer

Your investment will be subject to different risks after the exchange offer regardless of whether you elect to participate in the exchange offer.

Holders of CBS Class B common stock will be affected by the exchange offer as follows:

•	Holders who exchange all of their shares of CBS Class B common stock, if the exchange offer is not oversubscribed, will no longer have any ownership interest in CBS Class B common stock but will instead directly own only an interest in Outdoor Americas common stock. As a result, their investment will be subject exclusively to risks associated with Outdoor Americas common stock and not risks associated solely with CBS Class B common stock.

•	Holders who exchange all of their shares of CBS Class B common stock will, if the exchange offer is oversubscribed, be subject to proration and, unless their odd-lot tender is not subject to proration, will own an interest in both CBS Class B common stock and Outdoor Americas common stock. As a result, their investment will continue to be subject to risks associated with both CBS and Outdoor Americas, though such holders may be subject to these risks to a different degree than prior to the exchange offer.

•	Holders who exchange some, but not all, of their shares of CBS Class B common stock, regardless of whether the exchange offer is fully subscribed, will own fewer shares of CBS Class B common stock and more shares of Outdoor Americas common stock than prior to the exchange offer, unless they otherwise acquire CBS Class B common stock. As a result, their investment will continue to be subject to risks associated with both CBS Class B common stock and Outdoor Americas common stock, though such holders may be subject to these risks to a different degree than prior to the exchange offer.

•	Holders who do not exchange any of their shares of CBS Class B common stock in the exchange offer will have an increased ownership interest in CBS Class B common stock, on a percentage basis, and will, assuming the exchange offer is fully subscribed, have no indirect ownership interest in Outdoor Americas common stock. As a result, their investment will be subject exclusively to risks associated with CBS Class B common stock and not risks associated with Outdoor Americas common stock because CBS will no longer have an investment in Outdoor Americas common stock.

•	Holders who remain stockholders of CBS Class B common stock following the completion of the exchange offer may, if the exchange offer is not fully subscribed and if CBS completes a pro rata spin-off of its remaining interest in Outdoor Americas common stock, receive shares of Outdoor Americas common stock (although such holders may instead receive only cash in lieu of a fractional share). As a result, their investment may be subject to risks associated with both CBS Class B common stock and Outdoor Americas, though such holders may be subject to these risks to a different degree than prior to the exchange offer.

Regardless of whether you tender your shares of CBS common stock, the shares you hold after the completion of the exchange offer will reflect a different investment from the investment you previously held.

The exchange offer and related transactions will result in a substantial amount of Outdoor Americas common stock entering the market, which may adversely affect the market price of Outdoor Americas common stock.

Immediately before the commencement of the exchange offer, CBS owned 97,000,000 shares of Outdoor Americas common stock in the aggregate, representing approximately 81% of Outdoor Americas’ outstanding common stock. Assuming the completion of the exchange offer and that it is fully subscribed, CBS will distribute 97,000,000 shares of Outdoor Americas common stock in the aggregate in the exchange offer, as a result of which all shares of Outdoor Americas common stock not held by its affiliates will be freely tradable. If the exchange offer is not fully subscribed, CBS may in the future complete subsequent exchange offers and/or distribute its remaining shares of Outdoor Americas common stock on a pro rata basis to CBS stockholders whose shares of CBS Class B common stock remain outstanding after consummation of the exchange offer(s). The distribution of such a large number of shares of Outdoor Americas common stock in the exchange offer and any subsequent exchange offers or a distribution of its Outdoor Americas common stock on a pro rata basis to CBS stockholders could adversely affect the market price of Outdoor Americas common stock.

The trading prices of shares of CBS Class B common stock and Outdoor Americas common stock will fluctuate and the final per-share values used in determining the exchange ratio may not be indicative of future trading prices.

The price history for shares of CBS Class B common stock and Outdoor Americas common stock may not provide investors with a meaningful basis for evaluating an investment in either company’s common stock. Outdoor Americas has been a publicly traded company only since April 2014. The trading prices of CBS Class B common stock have risen 94% over the last two years from June 11, 2012 to June 10, 2014. As a result, the prior performance of CBS Class B common stock and Outdoor Americas common stock may not be indicative of the performance of their common stock after the exchange offer. In addition, the indicative and final per share values used in determining the exchange ratio may not be indicative of the prices at which CBS Class B common stock and Outdoor Americas common stock will trade after the exchange offer is completed.

Tendering CBS stockholders may receive Outdoor Americas common stock at a reduced discount or may not receive any discount in the exchange offer.

The exchange offer is designed to permit you to exchange your shares of CBS Class B common stock for shares of Outdoor Americas common stock at a 7% discount. Stated another way, subject to the limitations described below, for each $100 of your shares of CBS Class B common stock accepted in the exchange offer, you will receive approximately $107.53 of Outdoor Americas common stock based on the Average CBS Price and the Average Outdoor Americas Price.

The number of shares of Outdoor Americas common stock that you can receive in the exchange offer is, however, subject to an upper limit of 2.1917 shares of Outdoor Americas common stock for each share of CBS Class B common stock accepted in the exchange offer. The upper limit ensures that any unusual or unexpected decrease in the trading price of Outdoor Americas common stock, relative to the trading price of CBS Class B common stock, would not result in an unduly high number of shares of Outdoor Americas common stock being exchanged for each share of CBS Class B common stock accepted in the exchange offer. As a result, you may receive less than $107.53 of Outdoor Americas common stock for each $100 of CBS Class B common stock accepted in the exchange offer, depending on the Average CBS Price and the Average Outdoor Americas Price. Because of the upper limit, if there is a decrease of sufficient magnitude in the trading price for shares of Outdoor Americas common stock relative to the trading price of shares of CBS Class B common stock, or if there is an increase of sufficient magnitude in the trading price for shares of CBS Class B common stock relative to the trading price for shares of Outdoor Americas common stock during the Averaging Period, you may not receive $107.53 of Outdoor Americas common stock for each $100 of CBS Class B common stock accepted, and could receive much less.

In addition, there is no assurance that you will be able to sell shares of Outdoor Americas common stock that you receive in the exchange offer at prices comparable to the Average Outdoor Americas Price.

There may also be circumstances under which you would receive fewer shares of Outdoor Americas common stock than you would have received if the exchange ratio were determined using the closing prices for shares of CBS Class B common stock and Outdoor Americas common stock on the expiration date of the exchange offer. For example, if the trading price of shares of CBS Class B common stock were to increase during the Averaging Period, the Average CBS Price would likely be lower than the closing price of shares of CBS Class B common stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Outdoor Americas common stock for each share of CBS Class B common stock than you would have if the Average CBS Price were calculated on the basis of the closing price of shares of CBS Class B common stock on the expiration date of the exchange offer.

If the upper limit is in effect on the expiration date of the exchange offer (currently expected to be July 9, 2014), then the final exchange ratio will be fixed at the upper limit, and the exchange offer will be automatically extended until 12:00 midnight, New York City time, on the second following trading day to permit stockholders to tender or withdraw their shares of CBS Class B common stock during those days. Any changes in the prices of CBS Class B common stock or Outdoor Americas common stock on those additional days of the exchange offer period will not affect the final exchange ratio. In other words, the number of shares of Outdoor Americas common stock that holders will receive will not change as a result of changes in the prices of Outdoor Americas common stock or CBS Class B common stock on those additional days that would otherwise have affected the ratio had those movements occurred during the Averaging Period.

Participating CBS stockholders will experience some delay in receiving shares of Outdoor Americas common stock (and cash in lieu of fractional shares of Outdoor Americas common stock, if any) for shares of CBS Class B common stock that are accepted in the exchange offer.

Tendering CBS stockholders whose shares of CBS Class B common stock have been accepted for exchange will not be able to sell the shares of Outdoor Americas common stock to be received until the distribution of shares of Outdoor Americas common stock to individual stockholders has been completed, which Outdoor Americas and CBS expect to occur promptly following the expiration of the exchange offer. Consequently, if the market price for shares of Outdoor Americas common stock should decrease or increase during that period, the relevant stockholder would not be able to stop any losses or recognize any gain by selling the shares of Outdoor Americas common stock. Similarly, you will not be able to invest cash in lieu of fractional shares of Outdoor Americas common stock, if any, until the distribution of such cash has been completed, and you will not receive interest payments for this time period.

Market prices for shares of CBS Class B common stock may be impacted by the exchange offer.

Investors may purchase shares of CBS Class B common stock in order to participate in the exchange offer, which may have the effect of raising market prices for shares of CBS Class B common stock during the pendency of the exchange offer. Following the completion of the exchange offer, the market prices for shares of CBS Class B common stock may decline because any exchange offer-related demand for shares of CBS Class B common stock will cease.

In addition, following the completion of the exchange offer, the market prices for shares of CBS Class B common stock may decline because CBS will no longer have any ownership interest in Outdoor Americas.

If the split-off, including the exchange offer, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, CBS, Outdoor Americas, and CBS stockholders could be subject to significant tax liabilities and, in certain circumstances, Outdoor Americas could be required to indemnify CBS for material taxes pursuant to indemnification obligations under the tax matters agreement.

CBS has received a private letter ruling from the IRS to the effect that the split-off, including the exchange offer, together with certain related transactions, will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Code (the “IRS Split-Off Ruling”). The IRS Split-Off Ruling does not address certain requirements for tax-free treatment of the split-off under Section 355 of the Code, and CBS expects to receive from its tax advisors tax opinions substantially to the effect that, with respect to such requirements on which the IRS will not rule, such requirements will be satisfied. The IRS Split-Off Ruling, and the tax opinions that CBS expects to receive from its tax advisors, relied on and will rely on, among other things, certain representations, assumptions and undertakings, including those relating to the past and future conduct of Outdoor Americas’ business, and the IRS Split-Off Ruling and the opinions would not be valid if such representations, assumptions or undertakings that were included in the request for the IRS Split-Off Ruling are false or have been violated or if it disagrees with the conclusions in the opinions that are not covered by the IRS Split-Off Ruling. For more information regarding the IRS Split-Off Ruling and the opinions, see “Material U.S. Federal Income Tax Consequences of the Split-Off.”

If more than the minimum amount of shares of CBS Class B common stock are tendered, but not enough shares of CBS Class B common stock are tendered to allow CBS to exchange all of the shares of Outdoor Americas common stock that CBS owns, and if CBS chooses not to complete the separation by means of the split-off, it will not be able to rely on the IRS private letter ruling with respect to the qualification of the exchange offer as a tax-free distribution under Section 355 of the Code. In such circumstance, the exchange offer may be taxable. See “Material U.S. Federal Income Tax Consequences of the Split-Off—Undersubscription of the Exchange Offer and Non-Completion of the Split-Off” for more information regarding the disposition of some, but not all, of the Outdoor Americas stock owned by CBS.

If the split-off fails to qualify for tax-free treatment, each holder of CBS Class B common stock who receives shares of Outdoor Americas common stock in the exchange offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Outdoor Americas common stock received by the stockholder and its tax basis in the shares of CBS Class B common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Outdoor Americas common stock received by the stockholder. In addition, CBS would generally recognize gains with respect to the transfer of Outdoor Americas common stock in the exchange offer, the initial public offering and certain related transactions, as well as with respect to the receipt of certain Outdoor Americas debt and cash in connection with the initial public offering.

Under the tax matters agreement that Outdoor Americas has entered into with CBS, Outdoor Americas generally will be required to indemnify CBS against any tax resulting from the split-off to the extent that such tax resulted from (i) an acquisition of all or a portion of the equity securities of assets of Outdoor Americas, whether by merger or otherwise, (ii) other actions or failures to act by Outdoor Americas, or (iii) any of Outdoor Americas’ representations or undertakings being incorrect or violated. For a more detailed discussion, see “Agreements Between CBS and Outdoor Americas and Other Related Party Transactions—Agreements Between CBS and Outdoor Americas Relating to the Exchange Offer or the Separation—The Tax Matters Agreement.” Outdoor Americas’ indemnification obligations to CBS and its subsidiaries, officers and directors are not limited by any maximum amount. If Outdoor Americas is required to indemnify CBS or such other persons under the circumstances set forth in the tax matters agreement, Outdoor Americas may be subject to substantial liabilities. Outdoor Americas could be liable to CBS for consolidated group losses used by Outdoor Americas even if Outdoor Americas does not owe any amount to a governmental authority.

Outdoor Americas may not be able to engage in desirable strategic or capital-raising transactions following the split-off. In addition, Outdoor Americas could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

To preserve the tax-free treatment to CBS of the split-off, for the two-year period following the split-off, Outdoor Americas may be prohibited, except in certain circumstances, from: (1) entering into any transaction pursuant to which all or a portion of Outdoor Americas common stock would be acquired, whether by merger or otherwise, (2) issuing equity securities beyond certain thresholds, (3) repurchasing Outdoor Americas common stock, (4) ceasing to actively conduct the U.S. portion of the outdoor business, or (5) taking or failing to take any other action that prevents the split-off and related transactions from being tax-free.

These restrictions may limit Outdoor Americas’ ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of Outdoor Americas’ business. For more information, see “Material U.S. Federal Income Tax Consequences of the Split-Off” and “Agreements Between CBS and Outdoor Americas and Other Related Party Transactions—Agreements Between CBS and Outdoor Americas Relating to the Exchange Offer or the Separation—The Tax Matters Agreement.”

If the exchange offer is not fully subscribed, CBS may continue to control Outdoor Americas, which could prevent Outdoor Americas stockholders from influencing significant decisions.

Depending on the number of shares tendered, CBS may be able to influence the outcome of certain corporate actions requiring stockholder approval so long as it owns a significant portion of Outdoor Americas common stock. In addition, if the exchange offer is not fully subscribed, and CBS continues to hold more than 50% of the outstanding Outdoor Americas common stock, then Outdoor Americas will be considered a “controlled company” under NYSE rules. See “Description of Capital Stock of Outdoor Americas.” In such case, the typical independence requirements under the NYSE rules would not apply to Outdoor Americas.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

CBS and Outdoor Americas make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “could,” “may,” “might,” “will,” “should,” “seeks,” “likely,” “intends,” “plans,” “pro forma,” “projects,” “predicts,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions. In particular, statements pertaining to Outdoor Americas’ capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, the Outdoor Americas unaudited pro forma condensed consolidated financial statements and all of Outdoor Americas’ statements regarding anticipated growth in its funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and may not be able to be realized. Neither CBS nor Outdoor Americas guarantees that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	Declines in advertising and general economic conditions;

•	Competition;

•	Government regulation;

•	Outdoor Americas’ inability to increase the number of digital advertising displays in Outdoor Americas’ portfolio;

•	Taxes, fees and registration requirements;

•	Outdoor Americas’ ability to obtain and renew key municipal concessions on favorable terms;

•	Decreased government compensation for the removal of lawful billboards;

•	Content-based restrictions on outdoor advertising;

•	Environmental, health and safety laws and regulations;

•	Seasonal variations;

•	Future acquisitions and other strategic transactions;

•	Time and resources to comply with rules and regulations as a stand-alone public company;

•	Charges in connection with the separation and incremental costs as a stand-alone public company;

•	Dependence on Outdoor Americas’ management team and advertising executives;

•	The ability of Outdoor Americas’ board of directors to cause Outdoor Americas to issue additional shares of stock without stockholder approval;

•	Certain provisions of Maryland law may limit the ability of a third party to acquire control of Outdoor Americas;

•	Outdoor Americas’ rights and the rights of Outdoor Americas’ stockholders to take action against Outdoor Americas’ directors and officers are limited;

•	Outdoor Americas may not realize the expected benefits from the separation of its business from CBS;

•	Outdoor Americas has substantial indebtedness, which could adversely affect Outdoor Americas’ financial condition;

•	The terms of the Credit Agreement and the indenture governing the Senior Notes restrict Outdoor Americas’ current and future operations, particularly Outdoor Americas’ ability to incur additional debt that Outdoor Americas may need to fund initiatives in response to changes in Outdoor Americas’ business, the industries in which it operates, the economy and governmental regulations;

•	Incurrence of additional debt;

•	Interest rate risk exposure from Outdoor Americas’ variable-rate indebtedness;

•	Hedging transactions;

•	Establishing an operating partnership;

•	Asset impairment charges for goodwill;

•	Diverse risks in Outdoor Americas’ international business;

•	Breach of security measures;

•	Outdoor Americas has a limited right to use the CBS mark and logo;

•	The financial information included in this prospectus may not be a reliable indicator of Outdoor Americas’ future results;

•	Cash available for distributions;

•	Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS;

•	Outdoor Americas’ failure to qualify, or remain qualified, to be taxed as a REIT;

•	REIT ownership limits;

•	Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends;

•	REIT distribution requirements;

•	Availability of external sources of capital;

•	Outdoor Americas may face other tax liabilities that reduce Outdoor Americas’ cash flows;

•	Complying with REIT requirements may cause Outdoor Americas to liquidate investments or forgo otherwise attractive opportunities;

•	Outdoor Americas’ ability to contribute certain contracts to a TRS;

•	Outdoor Americas’ planned use of TRSs may cause Outdoor Americas to fail to qualify to be taxed as a REIT;

•	Outdoor Americas’ ability to hedge effectively;

•	Paying the Purging Distribution(s) and/or taxable dividends in common stock and cash;

•	Failure to meet the REIT income tests as a result of receiving non-qualifying rental income;

•	Even if Outdoor Americas qualifies to be taxed as a REIT, and Outdoor Americas sells assets, Outdoor Americas could be subject to tax on any unrealized net built-in gains in the assets held before electing to be treated as a REIT;

•	The IRS may deem the gains from sales of Outdoor Americas’ outdoor advertising assets to be subject to a 100% prohibited transaction tax;

•	Outdoor Americas’ lack of an operating history as a REIT;

•	Having a different investment after the completion of the exchange offer;

•	A substantial amount of Outdoor Americas common stock will enter the market as a result of the exchange offer and related transactions;

•	The trading prices of shares of CBS Class B common stock and Outdoor Americas common stock will fluctuate and the final per-share values used in determining the exchange ratio may not be indicative of future trading prices;

•	Tendering CBS stockholders may receive Outdoor Americas common stock at a reduced discount or may not receive any discount in the exchange offer;

•	Participating CBS stockholders will experience some delay in receiving shares of Outdoor Americas common stock (and cash in lieu of fractional shares of Outdoor Americas common stock, if any) for shares of CBS Class B common stock that are accepted in the exchange offer;

•	Market prices for shares of CBS Class B common stock may be impacted by the exchange offer;

•	If the split-off, including the exchange offer, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, CBS, Outdoor Americas, and CBS stockholders could be subject to significant tax liabilities and, in certain circumstances, Outdoor Americas could be required to indemnify CBS for material taxes pursuant to indemnification obligations under the tax matters agreement;

•	Outdoor Americas may not be able to engage in desirable strategic or capital-raising transactions following the split-off. In addition, Outdoor Americas could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions; and

•	If the exchange offer is not fully subscribed, CBS may continue to control Outdoor Americas, which could prevent Outdoor Americas stockholders from influencing significant decisions.

While forward-looking statements reflect CBS’s and Outdoor Americas’ good-faith beliefs, they are not guarantees of future performance. All forward-looking statements in this prospectus apply as of the date of this prospectus or as of the date they were made and, except as required by applicable law, CBS and Outdoor Americas disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact future results, performance or transactions, see the section entitled “Risk Factors.” These factors are noted for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

THE TRANSACTION

Background of the Exchange Offer

Initial Public Offering

In January 2014, CBS completed a series of reorganization transactions, resulting in the entities comprising CBS’s Outdoor Americas operating segment being consolidated under Outdoor Americas and the issuance by Outdoor Americas of shares of Outdoor Americas common stock to its parent, an indirect wholly owned subsidiary of CBS, upon which Outdoor Americas became an indirect wholly owned subsidiary of CBS. In consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment, on January 31, 2014, Outdoor Americas paid approximately $1.52 billion (which reflects the cash proceeds received by Outdoor Americas from its $800 million offering of Senior Notes and its $800 million of borrowings under the Term Loan (as described below), less $50 million), and, on April 2, 2014, Outdoor Americas paid approximately $515.0 million (which was approximately the net proceeds of its initial public offering, less $100 million), to a wholly owned subsidiary of CBS (together with shares of Outdoor Americas common stock transferred on January 15, 2014 pursuant to the reorganization transactions). As a result of these transactions, CBS received aggregate cash consideration of approximately $2.04 billion.

On April 2, 2014, Outdoor Americas completed the initial public offering of 23,000,000 shares of its common stock (including the exercise in full of the underwriters’ option to purchase additional shares) at a price of $28.00 per share. Immediately following the initial public offering, there were 120,000,000 outstanding shares of Outdoor Americas common stock. Immediately prior to the completion of its initial public offering, Outdoor Americas entered into certain agreements with CBS that provide a framework for Outdoor Americas’ ongoing relationship with CBS. For additional information regarding Outdoor Americas’ agreements with CBS, see “Agreements Between CBS and Outdoor Americas and Other Related Party Transactions.”

Senior Notes Offering and Term Loan

In connection with the formation borrowings, Outdoor Americas incurred $1.6 billion of indebtedness, consisting of the Senior Notes (as defined below) and the Term Loan, from which it received net proceeds of approximately $1.57 billion after deducting bank fees, discounts and commissions incurred in connection therewith. Outdoor Americas transferred approximately $1.52 billion of the proceeds from the formation borrowings to a wholly owned subsidiary of CBS in partial consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment.

On January 31, 2014, two of Outdoor Americas’ wholly owned subsidiaries, CBS Outdoor Americas Capital LLC (“Capital LLC”) and CBS Outdoor Americas Capital Corporation (“Finance Corp,” and together with Capital LLC, the “Borrowers”) issued $400 million aggregate principal amount of 5.250% Senior Unsecured Notes due 2022 and $400 million aggregate principal amount of 5.625% Senior Unsecured Notes due 2024 (together, the “Senior Notes”). The Senior Notes were offered within the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act.

On January 31, 2014, the Borrowers also borrowed $800 million under the Term Loan. The Term Loan bears interest at a per annum rate equal to 2.25% plus the greater of the London Interbank Offered Rate (“LIBOR”) or 0.75%. The interest rate on the Term Loan was 3.00% per annum at March 31, 2014. Interest on the Term Loan is payable at the end of each LIBOR period, but in no event less frequently than quarterly.

Revolving Credit Facility

On January 31, 2014, the Borrowers entered into a $425.0 million Revolving Credit Facility. The Revolving Credit Facility will be used for corporate purposes, including the issuance of letters of credit and ongoing cash needs. There are currently no borrowings outstanding under the Revolving Credit Facility.

Borrowing rates under the Revolving Credit Facility are based on LIBOR plus a margin based on Outdoor Americas’ Consolidated Net Secured Leverage Ratio, which is the ratio of (i) Outdoor Americas’ consolidated secured debt (less up to $150 million of unrestricted cash and cash equivalents) to (ii) Outdoor Americas’ Consolidated EBITDA (as defined in the Credit Agreement) for the trailing four consecutive quarters. Interest on the Revolving Credit Facility is payable at the end of each LIBOR period, but in no event less frequently than quarterly. Outdoor Americas pays a commitment fee based on the amount of unused commitments under the Revolving Credit Facility. On January 31, 2014, the Borrowers entered into a letter of credit facility, pursuant to which it may obtain letters of credit from time to time in an aggregate outstanding face amount of up to $80.0 million.

Separation

CBS has decided to pursue the exchange offer of its remaining interest in Outdoor Americas, consisting of 97,000,000 shares of Outdoor Americas common stock, which represents approximately 81% of the outstanding common stock of Outdoor Americas. Following the completion of the exchange offer, assuming the exchange offer is fully subscribed, Outdoor Americas will be wholly independent from CBS, except that certain agreements between CBS and Outdoor Americas will remain in place. See “Agreements Between CBS and Outdoor Americas and Other Related Party Transactions—Agreements between CBS and Outdoor Americas Relating to the Exchange Offer or the Separation” and “Description of Capital Stock of Outdoor Americas.”

In order to effect the separation by means of the split-off, if the exchange offer is consummated and not fully subscribed because less than all shares of Outdoor Americas common stock owned by CBS are exchanged, the remaining shares of Outdoor Americas common stock owned by CBS may be offered in one or more subsequent exchange offers and/or distributed on a pro rata basis to CBS stockholders whose shares of CBS Class B common stock remain outstanding after consummation of the exchange offer(s). The determination of whether, when and how to proceed with the separation is entirely within the discretion of CBS. If more than the minimum amount of shares of CBS Class B common stock are tendered, but not enough shares of CBS Class B common stock are tendered to allow CBS to exchange all of the shares of Outdoor Americas common stock that CBS owns, and if CBS chooses not to complete the separation by means of the split-off, it will not be able to rely on the IRS private letter ruling with respect to the qualification of the exchange offer as a tax-free distribution under Section 355 of the Code. In such circumstance, the exchange offer may be taxable. See “Material U.S. Federal Income Tax Consequences of the Split-Off—Undersubscription of the Exchange Offer and Non-Completion of the Split-Off” for more information regarding the disposition of some, but not all, of the Outdoor Americas common stock owned by CBS.

Outdoor Americas is, and until CBS ceases to own at least 80% of outstanding Outdoor Americas common stock will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes. Following the separation, which may be effected by the exchange offer, Outdoor Americas intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Assuming the completion of the exchange offer and that it is fully subscribed, Outdoor Americas intends to make an election to be taxed as a REIT for its taxable year beginning the day after the effective date of the separation and ending December 31, 2014. However, there can be no assurance that the separation will be consummated within such time frame.

If CBS completes the separation by means of the split-off, CBS will allocate its earnings and profits between CBS and Outdoor Americas in accordance with provisions of the Code. In order to comply with certain REIT qualification requirements, Outdoor Americas will make the Purging Distribution(s) by declaring a dividend to holders of Outdoor Americas common stock to distribute any accumulated earnings and profits attributable to a non-REIT year, including any earnings and profits allocated to Outdoor Americas by CBS in connection with the split-off. Outdoor Americas expects to pay the Purging Distribution(s) in a combination of cash and Outdoor Americas common stock. Assuming a ratio of Outdoor Americas equity value to CBS’s equity value of approximately 10%, Outdoor Americas currently estimates that the Purging Distribution(s) will total approximately $500 million, of which approximately 20%, or $100 million, will be paid in cash and approximately 80%, or $400 million, will be paid in shares of Outdoor Americas common stock. The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from current estimates based on a number of factors, including (1) the relative equity values of Outdoor Americas and CBS, (2) the timing of the split-off and (3) the financial performance of CBS, Outdoor Americas and their respective subsidiaries through the closing of the split-off. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of the Purging Distribution(s) will be. Each percentage point change to the ratio of Outdoor Americas equity value to CBS’s equity value would result in a change to the estimated $500 million Purging Distribution(s) of approximately $50 million.

Following the final payment of the Purging Distribution(s) declared in its first REIT taxable year, if any, Outdoor Americas will pay to CBS, or CBS will pay to Outdoor Americas, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the current estimate of $100 million. See “—The Purging Distribution(s).”

Reasons for the Exchange Offer

CBS has decided to pursue the exchange offer in order to facilitate the separation of the Outdoor Americas out-of-home advertising business from CBS’s mass media business in a tax-efficient manner, thereby enhancing stockholder value and better positioning CBS to focus on its core businesses.

CBS believes that the separation and the exchange offer have the potential to, among other things, (a) create a fully independent company, Outdoor Americas, focused exclusively on the out-of-home advertising business, that can pursue future business initiatives, including acquisitions and other capital investments, without the influence of a controlling stockholder (assuming the exchange offer is fully subscribed), (b) create a widely held, publicly traded equity security linked only to the performance of the out-of-home advertising business, rather than CBS’s much larger mass media businesses, which can be used efficiently to attract, retain, and incentivize employees of the out-of-home advertising business and to pursue attractive acquisition and capital raising opportunities, (c) allow Outdoor Americas to qualify and be taxed as a REIT for U.S. federal income tax purposes and thereby generally not be subject to U.S. federal income tax on Outdoor Americas net taxable income that Outdoor Americas distributes to its stockholders and (d) enhance the capital markets efficiency of CBS stock by eliminating a non-core business which investors may not appropriately value when assessing CBS’s business operations.

Neither CBS nor Outdoor Americas can assure that, following the completion of the exchange offer, any of these benefits will be realized to the extent anticipated or at all.

The following factors were considered by CBS in making the determination to complete the separation by means of the exchange offer:

•	Like a pro rata spin-off transaction, the exchange offer is a tax-efficient way for CBS to divest its interest in Outdoor Americas.

•	The exchange offer presents an opportunity for CBS to reacquire a large number of outstanding shares of CBS Class B common stock without reducing overall cash and financial flexibility.

•	The trading market price of Outdoor Americas common stock reflects a 6% increase in value since the completion of the initial public offering in April 2014.

•	The exchange offer provides CBS’s stockholders with an opportunity to adjust their current CBS investment between CBS and Outdoor Americas on a tax-free basis for U.S. federal income tax purposes (except with respect to cash received in lieu of a fractional share) and, accordingly, is an efficient means of placing Outdoor Americas common stock with only those CBS stockholders who wish to directly own an interest in Outdoor Americas.

•	The exchange offer will likely present stockholders tendering shares of CBS Class B common stock an opportunity to acquire shares of Outdoor Americas common stock at a discount to the then-prevailing market price.

•	The exchange offer presents more execution risk than a pro rata spin-off of CBS’s remaining interest in Outdoor Americas, and may require an extension of the exchange offer period and/or one or more subsequent additional distributions if the exchange offer is not fully subscribed.

•	The exchange offer is required to be conducted pursuant to an effective registration statement under the Securities Act, while a pro rata spin-off of CBS’s remaining interest in Outdoor Americas could be completed without such a registration statement under the Securities Act.

•	The exchange offer will cause CBS to incur certain incremental expenses relating to the exchange offer that it would not otherwise incur in connection with a pro rata spin-off of CBS’s remaining interest in Outdoor Americas.

Effects of the Exchange Offer

Upon the completion of the exchange offer, assuming it is fully subscribed, Outdoor Americas’ historical results will be shown in CBS’s financial statements as discontinued operations, and, in periods subsequent to the completion of exchange offer, CBS’s financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Outdoor Americas.

Holders of CBS Class B common stock will be affected by the exchange offer as follows:

•	Holders who exchange all of their shares of CBS Class B common stock, if the exchange offer is not oversubscribed, will no longer have any ownership interest in CBS Class B common stock but will instead directly own only an interest in Outdoor Americas common stock. As a result, their investment will be subject exclusively to risks associated with Outdoor Americas Class B common stock and not risks associated solely with CBS Class B common stock.

•	Holders who exchange all of their shares of CBS Class B common stock will, if the exchange offer is oversubscribed, be subject to proration and, unless their odd-lot tender is not subject to proration, will own an interest in both CBS Class B common stock and Outdoor Americas common stock. As a result, their investment will continue to be subject to risks associated with both CBS and Outdoor Americas, though such holders may be subject to these risks to a different degree than prior to the exchange offer.

•	Holders who exchange some, but not all, of their shares of CBS Class B common stock, regardless of whether the exchange offer is fully subscribed, will own fewer shares of CBS Class B common stock and more shares of Outdoor Americas common stock than prior to the exchange offer, unless they otherwise acquire CBS Class B common stock. As a result, their investment will continue to be subject to risks associated with both CBS Class B common stock and Outdoor Americas common stock, though such holders may be subject to these risks to a different degree than prior to the exchange offer.

•	Holders who do not exchange any of their shares of CBS Class B common stock in the exchange offer will have an increased ownership interest in CBS Class B common stock, on a percentage basis, and will, assuming the exchange offer is fully subscribed, have no indirect ownership interest in Outdoor Americas common stock. As a result, their investment will be subject exclusively to risks associated with CBS Class B common stock and not risks associated with Outdoor Americas common stock because CBS will no longer have an investment in Outdoor Americas common stock.

•	Holders who remain stockholders of CBS Class B common stock following the completion of the exchange offer may, if the exchange offer is not fully subscribed and if CBS completes a pro rata spin-off of its remaining interest in Outdoor Americas common stock, receive shares of Outdoor Americas common stock (although such holders may instead receive only cash in lieu of a fractional share). As a result, their investment may be subject to risks associated with both CBS Class B common stock and Outdoor Americas, though such holders may be subject to these risks to a different degree than prior to the exchange offer.

Outdoor Americas’ Equity Capitalization

Immediately prior to the commencement of the exchange offer, there were 120,000,000 shares of outstanding Outdoor Americas common stock, and CBS had beneficial ownership of approximately 81% of the outstanding shares of Outdoor Americas common stock. Immediately prior to the commencement of the exchange offer, Outdoor Americas also had approximately 1,176,000 of outstanding RSUs held by its employees.

No Appraisal Rights

Appraisal is a statutory remedy under state law available to corporate stockholders who object to extraordinary actions taken by their corporation. This remedy allows dissenting stockholders to require the corporation to repurchase their stock at a price equivalent to its value immediately prior to the extraordinary corporate action. No appraisal rights are available to CBS stockholders or Outdoor Americas stockholders in connection with the exchange offer.

Participation by National Amusements

National Amusements, the controlling stockholder of CBS, has advised CBS that it does not intend to participate in the exchange offer. As of May 26, 2014, National Amusements beneficially owned shares of CBS Class A common stock representing approximately 79.7% of the voting power of all classes of CBS stock. Mr. Sumner M. Redstone, the controlling stockholder of National Amusements, is the chairman of the board of CBS.

Regulatory Approval

Certain acquisitions of Outdoor Americas common stock under the exchange offer may require a premerger notification filing under the Hart-Scott-Rodino Act. If a holder of CBS Class B common stock decides to participate in the exchange offer and consequently acquires enough shares of Outdoor Americas common stock to exceed the $70.9 million threshold provided for in the Hart-Scott-Rodino Act and associated regulations, and if an exemption under the Hart-Scott-Rodino Act or the regulations promulgated thereunder does not apply, the holder and CBS will be required to make filings under the Hart-Scott-Rodino Act and the holder will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any stockholder or stockholders required to make such a filing until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.

Apart from the registration of shares of Outdoor Americas common stock offered in the exchange offer under applicable securities laws and CBS filing a Schedule TO with the SEC, CBS does not believe that any other material U.S. federal or state regulatory filings or approvals will be necessary to consummate the exchange offer.

Accounting Treatment

The shares of CBS Class B common stock acquired by CBS in the exchange offer will be recorded as treasury stock at a cost equal to the market value of the shares of CBS Class B common stock accepted in the exchange offer. The excess of the market value of CBS Class B common stock acquired over CBS’s carrying value of Outdoor Americas will be recognized by CBS as a gain on disposal of discontinued operations net of any direct and incremental expenses of the exchange offer.

Based on the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on June 10, 2014 of 2.0238 and the closing price of CBS Class B common stock on June 10, 2014 of $61.13 per share, and assuming the exchange offer is fully subscribed, CBS would acquire 47,929,637 shares, or $2.93 billion, of its common stock and recognize a gain of approximately $1.78 billion, after estimated fees and expenses. The actual number of shares of CBS Class B common stock acquired and the amount of the actual gain will be calculated as of the closing of the exchange offer and could differ from the current estimate based on several factors, including the final exchange ratio, the value of CBS Class B common stock and CBS’s carrying value of Outdoor Americas at the time the exchange offer is consummated. For example, assuming the upper limit is in effect at the expiration of the exchange offer, each share of CBS Class B common stock will be exchanged for 2.1917 shares of Outdoor Americas common stock and, assuming the exchange offer is fully subscribed, CBS would acquire 44,257,882 shares of CBS Class B common stock. Based on the closing stock price of CBS Class B common stock on June 10, 2014 of $61.13 per share, the fair value of the shares of CBS Class B common stock acquired would be $2.71 billion and CBS estimates it would recognize a gain of approximately $1.55 billion after estimated fees and expenses.

At the completion of the exchange offer, assuming it is fully subscribed, CBS will no longer control Outdoor Americas. As a result, Outdoor Americas’ historical results will be shown, in CBS’s financial statements, as a discontinued operation, and in periods subsequent to the completion of the exchange offer, CBS’s financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Outdoor Americas.

After the split-off, the assets and liabilities of Outdoor Americas will be accounted for at the historical book values prior to the split-off. Outdoor Americas intends to make the REIT election for its taxable year beginning the day after the effective date of the separation and ending December 31, 2014. In connection with the REIT election, Outdoor Americas intends to reverse deferred taxes that will no longer be realized. The reversal will be recorded as a one-time benefit to net income and is currently estimated at $238.9 million. The actual amount of the deferred tax reversal may be different from current estimates due to activity through the date of the reversal.

The Purging Distribution(s)

If CBS completes the separation by means of the split-off, CBS will allocate its earnings and profits between CBS and Outdoor Americas in accordance with provisions of the Code. In order to comply with certain REIT qualification requirements, Outdoor Americas will make the Purging Distribution(s) by declaring a dividend to holders of Outdoor Americas common stock to distribute any accumulated earnings and profits attributable to a non-REIT year, including any earnings and profits allocated to Outdoor Americas by CBS in connection with the split-off. Outdoor Americas expects to pay the Purging Distribution(s) in a combination of cash and Outdoor Americas common stock. Assuming a ratio of Outdoor Americas equity value to CBS’s equity value of approximately 10%, Outdoor Americas currently estimates that the Purging Distribution(s) will total approximately $500 million, of which approximately 20%, or $100 million, will be paid in cash and approximately 80%, or $400 million, will be paid in shares of Outdoor Americas common stock. The actual amount of the Purging Distribution(s) will be calculated as of a future date and could be materially different from current estimates based on a number of factors, including (1) the relative equity values of Outdoor Americas and CBS, (2) the timing of the split-off and (3) the financial performance of CBS, Outdoor Americas and their respective subsidiaries through the closing of the split-off. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of the Purging Distribution(s) will be. Each percentage point change to the ratio of Outdoor Americas equity value to CBS’s equity value would result in a change to the estimated $500 million Purging Distribution(s) of approximately $50 million.

Following the final payment of the Purging Distribution(s) declared in its first REIT taxable year, if any, Outdoor Americas will pay to CBS, or CBS will pay to Outdoor Americas, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the current estimate of $100 million.

In connection with the Purging Distribution(s), Outdoor Americas shall, if appropriate pursuant to the plan terms, proportionately adjust the number of shares underlying outstanding equity awards and the exercise prices of outstanding options in order to preserve the value of such awards. Outdoor Americas shall also proportionately adjust the maximum share and other share limits under the Outdoor Americas Omnibus SIP consistent with the terms of the plan.

CBS has received a private letter ruling from the IRS with respect to certain issues relevant to Outdoor Americas’ payment of the Purging Distribution(s) in a combination of cash and stock. Each holder of Outdoor Americas common stock will be permitted to elect to receive the holder’s entire entitlement under each Purging Distribution in either cash or Outdoor Americas common stock, subject to the Cash Limitation. The Cash Limitation will in no event be less than 20% of each Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares), although it is currently expected to comprise approximately 20% of each Purging Distribution. If holders of Outdoor Americas common stock elect to receive an amount of cash in excess of the Cash Limitation, each such electing stockholders will receive a pro rata amount of cash corresponding to the stockholder’s respective entitlement under the Purging Distribution declaration. In general, the ruling provides, subject to the terms and conditions contained therein, that (1) a Purging Distribution will be treated as a dividend that will first reduce Outdoor Americas’ earnings and profits attributable to non-REIT years and (2) the amount of Outdoor Americas common stock received by any of Outdoor Americas’ stockholders as part of a Purging Distribution will be considered to equal the amount of cash that could have been received instead. In the Purging Distribution(s) a holder of Outdoor Americas common stock will be required to report dividend income as a result of the Purging Distribution(s) even though Outdoor Americas distributed no cash or only nominal amounts of cash to such holder.

Holders of Outdoor Americas common stock should consult their own tax advisors as to the particular consequences of the Purging Distribution(s) to them, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws.

Tax Treatment

See “Material U.S. Federal Income Tax Consequences of the Split-Off” for a discussion of the tax treatment of the split-off, including the exchange offer.

THE EXCHANGE OFFER

Terms of the Exchange Offer

General

CBS is offering to exchange up to 97,000,000 shares of Outdoor Americas common stock in the aggregate that are owned by CBS for shares of CBS Class B common stock, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the related letter of transmittal (including the instructions thereto), which are properly tendered by 12:00 midnight, New York City time, on July 9, 2014, unless the exchange offer is extended or terminated. The last day on which tenders will be accepted, whether on July 9, 2014 or any later date to which the exchange offer is extended, is referred to in this prospectus as the “expiration date.” You may tender all, some or none of your shares of CBS Class B common stock.

The number of shares of CBS Class B common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of CBS Class B common stock validly tendered and not validly withdrawn. The maximum number of shares of CBS Class B common stock that will be accepted if the exchange offer is completed will be equal to the number of shares of Outdoor Americas common stock held by CBS divided by the final exchange ratio (which will be subject to the upper limit). CBS’s obligation to complete the exchange offer is subject to important conditions that are described in the section entitled “—Conditions to Completion of the Exchange Offer.”

For each share of CBS Class B common stock that you tender in the exchange offer and do not validly withdraw, and that is accepted by CBS, you will receive a number of shares of Outdoor Americas common stock at a discount of 7%, subject to an upper limit of 2.1917 shares of Outdoor Americas common stock per share of CBS Class B common stock. Stated another way, subject to the upper limit described below, for each $100 of CBS Class B common stock accepted in the exchange offer, you will receive approximately $107.53 of Outdoor Americas common stock based on the Average CBS Price and the Average Outdoor Americas Price, as determined by CBS.

The Average CBS Price will be equal to the simple arithmetic average of the daily VWAPs of shares of CBS Class B common stock on the NYSE during the Averaging Period, as determined by CBS, and the Average Outdoor Americas Price will be equal the simple arithmetic average of the daily VWAPs of shares of Outdoor Americas common stock on the NYSE during the Averaging Period, as determined by CBS, as more fully described below under “—Pricing Mechanism.”

The daily VWAP for shares of CBS Class B common stock or Outdoor Americas common stock, as the case may be, will be the volume-weighted average price per share of CBS Class B common stock and Outdoor Americas common stock, respectively, on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading “Bloomberg VWAP” on the Bloomberg pages “CBS UN<Equity>AQR” with respect to CBS Class B common stock and “CBSO UN<Equity>AQR” with respect to Outdoor Americas common stock (or their equivalent successor pages if such pages are not available). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. CBS will determine the simple arithmetic average of the VWAPs of each stock in its sole discretion, and such determination will be final.

For purposes of the exchange offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m., New York City time, through 12:00 midnight, New York City time.

Upper Limit

The number of shares of Outdoor Americas common stock that you can receive is subject to an upper limit of 2.1917 shares of Outdoor Americas common stock for each share of CBS Class B common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $107.53 of Outdoor Americas common stock for each $100 of CBS Class B common stock that you tender based on the Average CBS Price and Average Outdoor Americas Price, and you could receive much less. This upper limit represents a 13% discount for shares of Outdoor Americas common stock based on the closing prices of shares of CBS Class B common stock and Outdoor Americas common stock on June 10, 2014 of $61.13 per share and $32.06 per share, respectively (the trading day immediately preceding the date of the commencement of the exchange offer). CBS set this upper limit to ensure that there would not be an unduly high number of shares of Outdoor Americas common stock being exchanged for each share of CBS Class B common stock accepted in the exchange offer.

Pricing Mechanism

The terms of the exchange offer are designed to result in you receiving approximately $107.53 of Outdoor Americas common stock for each $100 of CBS Class B common stock tendered and accepted in the exchange offer based on the Average CBS Price and the Average Outdoor Americas Price determined as described above and subject to the upper limit. Regardless of the final exchange ratio, the terms of the exchange offer would always result in your receiving approximately $107.53 of Outdoor Americas common stock for each $100 of CBS Class B common stock, based on the Average CBS Price and the Average Outdoor Americas Price, so long as the upper limit described above is not in effect.

To illustrate, the number of shares of Outdoor Americas common stock you will receive for shares of CBS Class B common stock validly tendered and accepted in the exchange offer, and assuming no proration occurs, will be calculated as:

Number of shares of Outdoor Americas common stock	=	(a) number of shares of CBS Class B common stock validly tendered by you and accepted by CBS	multiplied by	(b) the final exchange ratio

The following formula will be used to calculate the final exchange ratio:

Final exchange ratio	= the lesser of:	(a) the Average CBS Price divided by 93% of the Average Outdoor Americas Price	and	(b) 2.1917 (the upper limit)

The Average CBS Price for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of shares of CBS Class B common stock on the NYSE during the three consecutive trading days ending on and including the expiration date of the exchange offer, which is currently expected to be July 9, 2014. The Average Outdoor Americas Price for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of shares of Outdoor Americas common stock on the NYSE during the three consecutive trading days ending on and including the expiration date of the exchange offer, which are currently expected to be July 7, July 8 and July 9, 2014. If the upper limit (as described below) is in effect on the expiration date of the exchange offer (currently expected to be July 9, 2014), then the final exchange ratio will be fixed at the upper limit and the exchange offer will be automatically extended until 12:00 midnight, New York City time, on the second following trading day to permit stockholders to tender or withdraw their shares of CBS Class B common stock during those days. Any changes in the prices of CBS Class B common stock or Outdoor Americas common stock on those additional days of the exchange offer period will not affect the final exchange ratio.

The final exchange ratio, the daily VWAPs used to calculate the final exchange ratio, the Average CBS Price and the Average Outdoor Americas Price will each be rounded to four decimals.

To help illustrate the way these calculations work, below are two examples:

•	Example 1: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $60.7463 per share of CBS Class B common stock and $32.2756 per share of Outdoor Americas common stock, you would receive 2.0238 shares ($60.7463 divided by 93.0% of $32.2756) of Outdoor Americas common stock for each share of CBS Class B common stock accepted in the exchange offer. In this example, the upper limit of 2.1917 shares of Outdoor Americas common stock for each share of CBS Class B common stock would not apply.

•	Example 2: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $65.00 per share of CBS Class B common stock and $30.00 per share of Outdoor Americas common stock, the upper limit of 2.1917 would be in effect and you would only receive 2.1917 shares of Outdoor Americas common stock for each share of CBS Class B common stock accepted in the exchange offer because the upper limit is less than 2.3297 shares ($65.00 divided by 93.0% of $30.00) of Outdoor Americas common stock for each share of CBS Class B common stock.

A website will be maintained at www.cbscorpexchange.com that provides the indicative exchange ratio on each day of the exchange offer period prior to the announcement of the final exchange ratio. You may also contact the information agent, Georgeson Inc., at 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey 07310 or by calling 1-888-624-7035 (toll-free for all stockholders in the United States) or +1-781-575-3340 (outside the United States).

Prior to the Averaging Period, commencing on the third trading day of the exchange offer, the website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of CBS Class B common stock and Outdoor Americas common stock on each day, calculated as though that day were the expiration date of the exchange offer, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of CBS Class B common stock and Outdoor Americas common stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the expiration date of the exchange offer.

During the Averaging Period, the website will provide indicative exchange ratios that will be calculated based on the Average CBS Price and Average Outdoor Americas Price using cumulative actual trading data, as calculated by CBS. Thus, the indicative exchange ratios will be calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the actual intraday VWAP during the elapsed portion of that first day of the Averaging Period, (ii) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the VWAP for the first day of the Averaging Period averaged with the actual intraday VWAP during the elapsed portion of that second day of the Averaging Period, and (iii) on the third day of the Averaging Period, the indicative exchange ratio will be calculated based on the VWAP for the first and second days of the Averaging Period averaged with the actual intraday VWAP during the elapsed portion of that third day of the Averaging Period. During the Averaging Period, the indicative exchange ratios will be updated on the website at 10:30 a.m., 1:30 p.m. and 4:30 p.m., New York City time, with the final exchange ratio available by 4:30 p.m., New York City time, on the third day of the Averaging Period.

Prior to and during the Averaging Period, the data based on which the VWAP is determined will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. In addition, the data used to derive the actual daily volume-weighted average prices during the elapsed portion of the day will reflect a 30-minute reporting and upload delay. The daily VWAPs, and the actual daily volume-weighted average prices during the elapsed portion of the day on each of the Averaging Dates as reported by Bloomberg L.P., may be different from other sources or investors’ or other security holders’ own calculations. CBS will determine the simple arithmetic average of the VWAPs of each, and such determination will be final.

Final Exchange Ratio

The final exchange ratio that shows the number of shares of Outdoor Americas common stock that you will receive for each share of CBS Class B common stock that you tendered and which is accepted in the exchange offer will be announced by press release and available at www.cbscorpexchange.com by 4:30 p.m., New York City time, on the expiration date (currently expected to be July 9, 2014). After that time, you may also contact the information agent, Georgeson Inc., at 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey 07310 or by calling 1-888-624-7035 (toll-free for all stockholders in the United States) or +1-781-575-3340 (outside the United States), to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus.

If a market disruption event occurs with respect to shares of CBS Class B common stock or Outdoor Americas common stock on any day during the Averaging Period, the simple arithmetic average stock price of CBS Class B common stock and Outdoor Americas common stock will be determined using the daily VWAPs of shares of CBS Class B common stock and Outdoor Americas common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, CBS decides to extend the exchange offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs as specified above, CBS may terminate the exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the exchange offer. See “—Conditions to Completion of the Exchange Offer.”

A “market disruption event” with respect to either CBS Class B common stock or Outdoor Americas common stock means a suspension, absence or material limitation of trading of such stock on the NYSE for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE as a result of which the reported trading prices for CBS Class B common stock or Outdoor Americas common stock, as the case may be, during any half-hour trading period during the principal trading session in the NYSE are materially inaccurate, as determined by CBS in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination: (i) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE; and (ii) limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the SEC of similar scope as determined by CBS or the exchange agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.

Since the exchange offer is scheduled to expire at 12:00 midnight, New York City time, on the expiration date (currently expected to be July 9, 2014) and the final exchange ratio will be announced by 4:30 p.m., New York City time, on the expiration date, you will be able to tender or withdraw your shares of CBS Class B common stock after the final exchange ratio is determined until the exchange offer has expired. For more information on tendering and withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”

For the purposes of illustration, the table below indicates the number of shares of Outdoor Americas common stock that you would receive per one share of CBS Class B common stock accepted in the exchange offer, calculated on the basis described under “—Pricing Mechanism” and taking into account the upper limit, assuming a range of simple arithmetic averages of the daily VWAPs of shares of CBS Class B common stock and Outdoor Americas common stock during the assumed Averaging Period. The first line of the table below shows the indicative Average CBS Price and the indicative Average Outdoor Americas Price and indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on June 10, 2014, based on the daily VWAPs of shares of CBS Class B common stock and Outdoor Americas common stock on June 6, June 9 and June 10, 2014. The table also shows the effects of a 10% increase or decrease in either or both the indicative Average CBS Price and indicative Average Outdoor Americas Price based on changes relative to the values as of June 10, 2014.

CBS Class B common stock	Outdoor Americas common stock	Average CBS Price	Average Outdoor Americas Price	Shares of Outdoor Americas common stock per share of CBS Class B common stock tendered	Value Ratio(1)
As of June 10, 2014	As of June 10, 2014	$60.7463	$32.2756	2.0238	1.075
Down 10%	Up 10%	$54.6716	$35.5031	1.6558	1.075
Down 10%	Unchanged	$54.6716	$32.2756	1.8214	1.075
Down 10%	Down 10%	$54.6716	$29.0480	2.0238	1.075
Unchanged	Up 10%	$60.7463	$35.5031	1.8398	1.075
Unchanged	Down 10%	$60.7463	$29.0480	2.1917	1.048	(2)(3)
Up 10%	Up 10%	$66.8209	$35.5031	2.0238	1.075
Up 10%	Unchanged	$66.8209	$32.2756	2.1917	1.059	(2)(4)
Up 10%	Down 10%	$66.8209	$29.0480	2.1917	0.953	(2)(5)

(1)	The “Value Ratio” equals (i) the Average Outdoor Americas Price multiplied by the exchange ratio, divided by (ii) the Average CBS Price.
(2)	In these scenarios, the upper limit of 2.1917 is in effect. CBS would announce that the upper limit on the number of shares that can be received for each share of CBS Class B common stock tendered is in effect no later than 4:30 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be July 9, 2014) and the exchange offer will be extended until 12:00 midnight, New York City time, on the second following trading day to permit stockholders to tender or withdraw their shares of CBS Class B common stock during those days.
(3)	In this scenario, absent the upper limit, the exchange ratio would have been 2.2486 shares of Outdoor Americas common stock per share of CBS Class B common stock tendered.
(4)	In this scenario, absent the upper limit, the exchange ratio would have been 2.2262 shares of Outdoor Americas common stock per share of CBS Class B common stock tendered.
(5)	In this scenario, absent the upper limit, the exchange ratio would have been 2.4735 shares of Outdoor Americas common stock per share of CBS Class B common stock tendered.

If the trading price of shares of CBS Class B common stock were to increase during the Averaging Period, the Average CBS Price would likely be lower than the closing price of shares of CBS Class B common stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Outdoor Americas common stock for each share of CBS Class B common stock that you validly tender than you would have received if the Average CBS Price were calculated on the basis of the closing price of shares of CBS Class B common stock on the expiration date of the exchange offer. Similarly, if the trading price of shares of Outdoor Americas common stock were to decrease during the Averaging Period, the Average Outdoor Americas Price would likely be higher than the closing price of shares of Outdoor Americas common stock on the expiration date of the exchange offer. This could also result in your receiving fewer shares of Outdoor Americas common stock for each $100 of CBS Class B common stock than you would otherwise receive if the Average Outdoor Americas Price were calculated on the basis of the closing price of shares of Outdoor Americas common stock on the expiration date of the exchange offer.

The number of shares of CBS Class B common stock accepted by CBS in the exchange offer may be subject to proration. Depending on the number of shares of CBS Class B common stock validly tendered, and not validly withdrawn, and the final exchange ratio, determined as described above, CBS may have to limit the number of shares of CBS Class B common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described below under “—Proration; Odd-Lots.”

This prospectus and related documents are being sent to:

•	persons who directly held shares of CBS Class B common stock on June 6, 2014;

•	brokers, banks and similar persons whose names or the names of whose nominees appear on CBS’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of CBS Class B common stock; and

•	the plan administrator for, and the applicable trustee under, the Savings Plans, on behalf of the participants and their beneficiaries.

Proration; Odd-Lots

If, upon the expiration of the exchange offer, CBS stockholders have validly tendered more shares of CBS Class B common stock than CBS is able to accept for exchange, CBS will accept for exchange the shares of CBS Class B common stock validly tendered and not validly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of CBS Class B common stock to be accepted for exchange bears to the total number of shares of CBS Class B common stock validly tendered and not validly withdrawn (rounded to the nearest whole number of shares of CBS Class B common stock, and subject to any adjustment necessary to ensure the exchange of all shares of Outdoor Americas common stock owned by CBS), except for tenders of odd-lots, as described below.

Except as otherwise provided in this section, direct or beneficial holders of less than 100 shares of CBS Class B common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. Direct or beneficial holders of more than 100 shares of CBS Class B common stock, and those who own less than 100 shares but do not tender all of their shares, will be subject to proration. In addition, shares held on behalf of participants in the Savings Plans (each of which plans holds more than 100 shares of CBS Class B common stock) will be subject to proration.

CBS will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the business day following the expiration date of the exchange offer (which expiration date currently expected to be July 9, 2014). Upon determining the number of shares of CBS Class B common stock validly tendered for exchange, CBS will announce the final results, including the final proration factor, if any.

Fractional Shares

Fractional shares of Outdoor Americas common stock will not be distributed in the exchange offer. The exchange agent, acting as agent for the CBS stockholders otherwise entitled to receive fractional shares of Outdoor Americas common stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of the stockholders. Any proceeds that the exchange agent realizes from that sale will be distributed, less any brokerage commissions or other fees, to each stockholder entitled thereto in accordance with the stockholder’s fractional interest in the aggregate number of shares sold. The distribution of fractional share proceeds will take longer than the distribution of shares of Outdoor Americas common stock. As a result, stockholders will not receive fractional share proceeds at the same time they receive shares of Outdoor Americas common stock.

None of CBS, Outdoor Americas, the exchange agent or any of the dealer managers or any other person will guarantee any minimum proceeds from the sale of fractional shares of Outdoor Americas common stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. In addition, a stockholder who receives cash in lieu of a fractional share of Outdoor Americas common stock will generally recognize capital gain or loss for U.S. federal income tax purposes on the receipt of the cash to the extent that the cash received exceeds the tax basis allocated to the fractional share. You are urged to read carefully the discussion in “Material U.S. Federal Income Tax Consequences of the Split-Off” and to consult your own tax advisor regarding the consequences to you of the exchange offer.

Holders who are tendering shares allocable to their Savings Plans accounts should note that their accounts do not hold fractional shares, given the unitized nature of the Savings Plans’ stock funds, and such holders should refer to the special instructions provided to them by their plan administrator for more information.

Exchange of Shares of CBS Class B Common Stock

Upon the terms and subject to the conditions of the exchange offer (including, if the exchange offer is extended or amended, the terms and conditions of the extension or amendment), CBS will accept for exchange, and will exchange, for shares of Outdoor Americas common stock owned by CBS, the shares of CBS Class B common stock validly tendered, and not validly withdrawn, prior to the expiration of the exchange offer, promptly after the expiration date of the exchange offer (currently expected to be July 9, 2014).

The exchange of shares of CBS Class B common stock tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

(a) the letter of transmittal for shares of CBS Class B common stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message; and

(b) any other required documents.

For purposes of the exchange offer, CBS will be deemed to have accepted for exchange, and thereby exchanged, shares of CBS Class B common stock validly tendered and not validly withdrawn if and when CBS notifies the exchange agent of its acceptance of the tenders of those shares of CBS Class B common stock pursuant to the exchange offer.

On or prior to the time of consummation of the exchange offer, CBS will irrevocably deliver to the exchange agent Direct Registration Shares representing all of the shares of Outdoor Americas common stock outstanding owned by it, with irrevocable instructions to hold the shares of Outdoor Americas common stock in trust for CBS stockholders whose shares of CBS Class B common stock are being accepted for exchange in the exchange offer. Outdoor Americas common stock and/or cash in lieu of fractional shares will be transferred to CBS stockholders whose shares of CBS Class B common stock are accepted in the exchange offer promptly after the expiration of the exchange offer. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

Return of Shares of CBS Common Stock

If shares of CBS Class B common stock are delivered and not accepted due to proration or a partial tender, (i) Direct Registration Shares of CBS Class B common stock that were delivered will remain in book-entry form in the holder’s name and (ii) shares of CBS Class B common stock held through DTC will be credited back through DTC in book-entry form.

If you validly withdraw your shares of CBS Class B common stock or the exchange offer is not completed, (i) Direct Registration Shares of CBS Class B common stock that were delivered will remain in book-entry form in the holder’s name and (ii) shares of CBS Class B common stock held through DTC will be credited back through DTC in book-entry form.

Procedures for Tendering

Shares Held in Book-Entry Direct Registration System. If you hold Direct Registration Shares of CBS Class B common stock, you must deliver to the exchange agent at an address listed on the letter of transmittal a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents.

Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company, Custodian or Similar Institution. If you hold shares of CBS Class B common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your shares of CBS Class B common stock. If that institution holds shares of CBS Class B common stock through DTC, it must ensure that the exchange agent receives an agent’s message from DTC confirming the book-entry transfer of your shares of CBS Class B common stock. A tender by book-entry transfer will be completed upon receipt by the exchange agent of an agent’s message and any other required documents (and, in the case of a tender through a broker, dealer, commercial bank, trust company, custodian or similar institution, that institution must submit a guarantee by an Eligible Institution).

The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of CBS Class B common stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that CBS may enforce that agreement against the participant.

The exchange agent will establish an account at DTC with respect to the shares of CBS Class B common stock for purposes of the exchange offer, and any eligible institution that is a participant in DTC may make book-entry delivery of shares of CBS Class B common stock by causing DTC to transfer such shares into the exchange agent’s account at DTC in accordance with DTC’s procedure for the transfer. Delivery of documents to DTC does not constitute delivery to the exchange agent.

If you wish to tender your shares of CBS Class B common stock but the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under “—Guaranteed Delivery Procedures.”

Participants in the Savings Plans should follow the special instructions that are being sent to them by the plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of CBS Class B common stock held in these plans. Such participants may direct the applicable plan trustee to tender all, some or none of the shares of CBS Class B common stock allocable to their Savings Plan accounts, subject to certain limitations set forth in any instructions provided by the plan administrator. To allow sufficient time for the tender of shares by the trustee of the applicable Savings Plan, tendering holders must provide the tabulator for the trustee of the applicable Savings Plan with the requisite instructions by 1:00 p.m., New York City time, on July 3, 2014, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of your direction may also be extended.

General Instructions. Do not send letters of transmittal to CBS, Outdoor Americas, the dealer managers or the information agent. Letters of transmittal for shares of CBS Class B common stock should be sent to the exchange agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by CBS.

Letters of transmittal for shares of CBS Class B common stock must be received by the exchange agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent, Georgeson Inc., at 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey 07310 or by calling 1-888-624-7035 (toll-free for all stockholders in the United States) or +1-781-575-3340 (outside the United States), if you have any questions regarding tendering your shares of CBS Class B common stock.

Signature Guarantees. Signatures on all letters of transmittal for shares of CBS Class B common stock must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being a “U.S. eligible institution”), except in cases in which shares of CBS Class B common stock are tendered either (1) by a registered stockholder (which term, for purposes of this document, shall include any participant in DTC whose name appears on a security position listing as the owner of shares of CBS Class B common stock) who has not completed the “Special Transfer Instructions” enclosed with the letter of transmittal or (2) for the account of a U.S. eligible institution.

If Direct Registration Shares are registered in the name of a person other than the person who signs the letter of transmittal, the letter of transmittal must be accompanied by appropriate stock powers signed exactly as the name or names of the registered owner or owners appear on the letter of transmittal accompanying the tender of Direct Registration Shares without alteration, enlargement or any change whatsoever, with the signature(s) on the or stock powers guaranteed by an eligible institution.

Guaranteed Delivery Procedures. If you wish to tender shares of CBS Class B common stock pursuant to the exchange offer but (1) the procedure for book-entry transfer cannot be completed on a timely basis or (2) time will not permit all required documents to reach the exchange agent on or before the expiration date of the exchange offer, you may still tender your shares of CBS Class B common stock, so long as all of the following conditions are satisfied:

•	on or before the expiration date of the exchange offer (currently expected to be July 9, 2014), the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by CBS, in the manner provided below; and

•	within three NYSE trading days after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (1) a letter of transmittal for shares of CBS Class B common stock, properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message and (2) any other required documents (including, for holders of Class A common stock, a properly completed and duly executed Conditional Notice of Conversion).

Registered stockholders (including any participant in DTC whose name appears on a security position listing of DTC as the owner of shares of CBS Class B common stock) may transmit the notice of guaranteed delivery by facsimile transmission or mail it to the exchange agent. If you hold shares of CBS Class B common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, that institution must submit any notice of guaranteed delivery on your behalf, which must include a Medallion guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery. Holders of CBS Class B common stock who cannot complete the procedure for book-entry transfer on a timely basis, or who cannot deliver all other required documents to the Exchange Agent prior to 5:00 p.m., New York City time, on the expiration date, of the Exchange Offer, must deliver to the exchange agent by facsimile transmission a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by CBS.

Tendering Your Shares After the Final Exchange Ratio Has Been Determined. Subject to any voluntary extension by CBS of the exchange offer period, the final exchange ratio will be available by 4:30 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be July 9, 2014). We expect the exchange agent to remain open for hand or overnight courier deliveries only until 5:00 p.m., New York City time. Therefore, if you are a registered stockholder of CBS Class B common stock, then it is unlikely that you will be able to deliver an original executed letter of transmittal to the exchange agent by hand or overnight courier after 4:30 p.m., New York City time, but prior to the expiration of the exchange offer at 12:00 midnight, New York City time. Accordingly, in such a case, if you wish to tender your shares after the final exchange ratio has been determined, you will generally need to do so by means of delivering a written notice of guaranteed delivery or facsimile transmission notice of guaranteed delivery to the exchange agent and complying with the guaranteed delivery procedures described above (and, in the case of a tender through a broker, dealer, commercial bank, trust company, custodian or similar institution, that institution must submit a guarantee by an eligible institution). A Medallion guarantee can generally be obtained from an eligible institution only before the institution providing that guarantee has closed for the day. If you hold CBS Class B common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, that institution must tender your shares on your behalf. DTC is expected to remain open until 5:00 p.m. New York City time, and institutions may be able to process tenders through DTC during that time (although there is no assurance that will be the case). Once DTC has closed, participants in DTC whose name appears on a DTC security position listing as the owner of shares of CBS Class B common stock will still be able to tender shares by delivering a notice of guaranteed delivery to the exchange agent via facsimile. If you hold CBS Class B common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day. In addition, any such institution, if it is not an eligible institution, will need to obtain a Medallion guarantee from an eligible institution in the form set forth in the notice of guaranteed delivery in connection with the delivery of those shares. If the upper limit is in effect at the expiration of the originally contemplated exchange offer period, then the final exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight, New York City time, on the second following trading day to permit stockholders to tender their shares of CBS Class B common stock during those days.

Effect of Tenders. A tender of shares of CBS Class B common stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the exchange offer as well as your representation and warranty to CBS that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of CBS Class B common stock or other securities issued or issuable in respect of such shares); (2) when the same are accepted for exchange, CBS will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims; (3) you have a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act as further explained below; (4) your participation in the exchange offer and tender of such shares complied with Rule 14e-4 and the applicable laws of both the jurisdiction where you received the materials relating to the exchange offer and the jurisdiction from which the tender is being made; and (5) for non-U.S. persons: you acknowledge that CBS has advised you that it has not taken any action under the laws of any country outside the United States to facilitate a public offer to exchange CBS Class B common stock or Outdoor Americas common stock in that country; that there may be restrictions that apply in other countries, including with respect to transactions in CBS Class B common stock or Outdoor Americas common stock in your home country; that, if you are located outside the United States, your ability to tender CBS Class B common stock in the exchange offer will depend on whether there is an exemption available under the laws of your home country that would permit you to participate in the exchange offer without the need for CBS or Outdoor Americas to take any action to facilitate a public offering in that country or otherwise; that your participation in the exchange offer is made pursuant to and in compliance with the applicable laws in the jurisdiction in which you are a resident or from which you are tendering your shares and in a manner that will not require CBS or Outdoor Americas to take any action to facilitate a public offering in that country or otherwise; and that CBS will rely on your representations concerning the legality of your participation in the exchange offer in determining to accept any shares that you are tendering for exchange.

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares of CBS Class B common stock for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares of CBS Class B common stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of CBS Class B common stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise; and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender of a guarantee of a tender on behalf of another person.

The exchange of shares of CBS Class B common stock tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (a) a letter of transmittal for shares of CBS Class B common stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message; and (b) any other required documents.

Appointment of Attorneys-in-Fact and Proxies. By executing a letter of transmittal as set forth above, you irrevocably appoint CBS’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of CBS Class B common stock tendered and accepted for exchange by CBS and with respect to any and all other shares of CBS Class B common stock and other securities issued or issuable in respect of the shares of CBS Class B common stock on or after the expiration of the exchange offer. That appointment is effective when and only to the extent that CBS deposits the shares of Outdoor Americas common stock for the shares of CBS Class B common stock that you have tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the tendered shares of CBS Class B common stock and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). CBS’s designees will, with respect to the shares of CBS Class B common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. CBS reserves the right to require that, in order for shares of CBS Class B common stock to be deemed validly tendered, immediately upon CBS’s acceptance for exchange of those shares of CBS Class B common stock, CBS must be able to exercise full voting rights with respect to such shares.

Determination of Validity. CBS will determine questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of CBS Class B common stock, in CBS’s sole discretion, provided that CBS may delegate such power in whole or in part to the exchange agent. CBS reserves the absolute right to reject any and all tenders of shares of CBS Class B common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. CBS also reserves the absolute right to waive any of the conditions of the exchange offer (other than the conditions relating to the absence of an injunction and the effectiveness of the registration statement for Outdoor Americas common stock to be distributed in the exchange offer), or any defect or irregularity in the tender of any shares of CBS Class B common stock. No tender of shares of CBS Class B common stock is valid until all defects and irregularities in tenders of shares of CBS Class B common stock have been cured or waived. None of CBS, Outdoor Americas, the dealer managers, the exchange agent, the information agent or any other person, nor any of their directors or officers, is under any duty to give notification of any defects or irregularities in the tender of any shares of CBS Class B common stock or will incur any liability for failure to give any such notification. CBS’s determinations and interpretations of the terms and conditions of the exchange offer (including the letter of transmittal and instructions thereto) may be challenged in a court of competent jurisdiction.

Binding Agreement. The tender of shares of CBS Class B common stock pursuant to any of the procedures described above, together with CBS’s acceptance for exchange of such shares pursuant to the procedures described above, will constitute a binding agreement between you and CBS upon the terms of and subject to the conditions to the exchange offer.

The method of delivery of shares of CBS Class B common stock and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Neither CBS nor Outdoor Americas will indemnify any individual stockholder for any taxes that may be incurred in connection with the Exchange Offer.

Withdrawal Rights. Shares of CBS Class B common stock tendered pursuant to the exchange offer may be withdrawn at any time before 12:00 midnight, New York City time, on the expiration date of the exchange offer (currently expected to be July 9, 2014) and, unless CBS has previously accepted them pursuant to the exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the exchange offer. Once CBS accepts shares of CBS Class B common stock pursuant to the exchange offer, your tender is irrevocable.

For a withdrawal of shares of CBS Class B common stock to be effective, the exchange agent must receive from you a written notice of withdrawal or facsimile transmission of notice of withdrawal, in the form of the notice of withdrawal provided by CBS, at one of its addresses or fax numbers, respectively, set forth on the back cover of this prospectus, and your notice must include your name and the number of shares of CBS Class B common stock to be withdrawn.

If shares of CBS Class B common stock have been tendered pursuant to the procedures for book-entry tender through DTC discussed in the section entitled “—Procedures for Tendering,” any notice of withdrawal must comply with the procedures of DTC.

If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the expiration date of the exchange offer. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

CBS will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion. CBS may delegate such power in whole or in part to the exchange agent. None of CBS, Outdoor Americas, any of the dealer managers, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any such determinations may be challenged in a court of competent jurisdiction.

Any shares of CBS Class B common stock validly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer.

However, you may re-tender withdrawn shares of CBS Class B common stock by following one of the procedures discussed in the section entitled “—Procedures for Tendering” at any time prior to the expiration of the exchange offer (or pursuant to the instructions sent to you separately).

If you hold your shares through the CBS 401(k) Plan or the Outdoor 401(k) Plan, you may withdraw or change your previously submitted instructions to the trustee by issuing a new instruction to the trustee which will cancel any prior instruction. Any new instructions must be received by the tabulator for the trustee of the applicable Savings Plan on your behalf before 1:00 p.m., New York City time, on July 3, 2014. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of instructions to withdraw or change your previously submitted instructions may also be extended.

If you elect to convert all of your shares of CBS Class A common stock on a non-conditional basis, you may not withdraw such election of a completed conditional notice of conversion and your conversion will be effective immediately upon receipt by the exchange agent. You may withdraw your tender in the exchange offer of the shares of CBS Class B common stock issued upon conversion by following the procedures set forth herein. If you elected to conditionally convert your shares of CBS Class A common stock into shares of CBS Class B common stock to the extent the CBS Class B common stock is accepted for exchange in the exchange offer, you may withdraw your conditional notice of conversion by withdrawing your tender of shares of CBS Class B common stock in the exchange offer, by following the procedures set forth herein.

Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined. Subject to any extension of the exchange offer period, the final exchange ratio will be available by 4:30 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be July 9, 2014). If you are a registered stockholder of CBS Class B common stock and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date of the exchange offer, in the form of the notice of withdrawal provided by CBS. Medallion guarantees will not be required for such withdrawal notices. If you hold CBS Class B common stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, any notice of withdrawal must be delivered by that institution on your behalf. DTC is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC during that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date of the exchange offer. Such notice of withdrawal must be in the form of DTC’s notice of withdrawal and must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the exchange offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares. If the upper limit is in effect at the expiration of the exchange offer period, then the final exchange ratio will be fixed at the upper limit and the exchange offer will be automatically extended until 12:00 midnight, New York City time, on the second following trading day, which will permit stockholders to withdraw their shares of CBS Class B common stock during those days.

Except for the withdrawal rights described above, any tender made under the exchange offer is irrevocable.

Delivery of Outdoor Americas Common Stock; Book-Entry Accounts

Physical certificates representing shares of Outdoor Americas common stock will not be issued pursuant to the exchange offer. Rather, the exchange agent will cause shares of Outdoor Americas common stock to be credited in book-entry form to direct registered accounts maintained by Outdoor Americas’ transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders). Promptly following the crediting of shares to your respective direct registered account, you will receive a statement from Outdoor Americas’ transfer agent evidencing your holdings, as well as general information on the book-entry form of ownership.

If shares of Outdoor Americas common stock are to be issued to a person other than the signer of the letter of transmittal, a check is to be issued in the name of, and/or shares of CBS Class B common stock not tendered or not accepted for exchange in the exchange offer are to be issued or returned to, a person other than the signer of the letter of transmittal, or a check is to be mailed to a person other than the signer of the letter of transmittal or to an address other than that shown on the first page of the letter of transmittal, then the information in

“Special Transfer Instructions” and “Special Delivery Instructions” enclosed with the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part will need to be completed. CBS has no obligation pursuant to such instructions to transfer any such shares from the name of the registered holder(s) thereof if CBS does not accept any such shares for exchange. If no such instructions are given, all such shares not accepted for exchange in the exchange offer will remain in book-entry form in the holder’s name.

CBS Class A Common Stock

CBS is only offering to exchange shares of Outdoor Americas common stock for outstanding shares of CBS Class B common stock that are validly tendered and not validly withdrawn. However, if you hold CBS Class A common stock, you can participate in the exchange offer, but only by either:

•	converting your shares of CBS Class A common stock into an equal number of shares of CBS Class B common stock in advance of the expiration of the Exchange Offer and tendering such shares of CBS Class B common stock received upon conversion in advance of the expiration date; or

•	conditionally converting your shares of CBS Class A common stock into an equal number of shares of CBS Class B common stock pursuant to the procedures set forth herein by executing and delivering to the exchange agent for the exchange offer: (i) a conditional notice of conversion for all such shares of CBS Class A common stock submitted to be exchanged, accompanied by payment of documentary, stamp or similar issue or transfer taxes, if any; (ii) a letter of transmittal for CBS Class B common stock, properly complete and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message, in each case with respect to which the shares of CBS Class A common stock have been submitted for exchange, noting that shares of CBS Class A common stock will be converted to the extent the CBS Class B common stock is accepted for exchange in the exchange offer. To the extent shares of shares of CBS Class A common stock are not converted, the exchange agent will promptly return your payment of documentary, stamp or similar issue or transfer taxes, if any.

If you elect to convert all of your shares of CBS Class A common stock on a non-conditional basis, you may not withdraw such election of a completed conditional notice of conversion and your conversion will be effective immediately upon receipt by the exchange agent. You may withdraw your tender in the exchange offer of the shares of CBS Class B common stock issued upon conversion by following the procedures set forth herein. If you elected to conditionally convert your shares of CBS Class A common stock into shares of CBS Class B common stock to the extent the CBS Class B common stock is accepted for exchange in the exchange offer, you may withdraw your conditional notice of conversion by withdrawing your tender of shares of CBS Class B common stock in the exchange offer, by following the procedures set forth herein.

Participants in the CBS 401(k) Plan that have assets in the CBS Class A Company Stock Fund and would like to participate in the exchange offer should follow the special instructions that are being sent to them by the plan administrator.

Extension; Termination; Amendment

Extension or Amendment by CBS. CBS expressly reserves the right, in its sole discretion, at any time and for any reason, to extend the period of time during which the exchange offer is open and thereby delay acceptance for exchange of, and the exchange for, any shares of CBS Class B common stock validly tendered and not validly withdrawn in the exchange offer. For example, the exchange offer can be extended if any of the conditions to completion of the exchange offer described in the next section entitled “—Conditions to Completion of the Exchange Offer” are not satisfied or, where permissible, waived prior to the expiration of the exchange offer.

CBS expressly reserves the right, in its sole discretion, at any time and for any reason, to terminate the exchange offer prior to its expiration date, except as noted under “Conditions to Completion of the Exchange Offer.”

CBS also expressly reserves the right, in its sole discretion, at any time and for any reason, to amend the terms of the exchange offer in any respect prior to the expiration date of the exchange offer (currently expected to be July 9, 2014), except as noted under “Conditions to Completion of the Exchange Offer.”

If CBS materially changes the terms of or information concerning the exchange offer, it will extend the exchange offer if required by applicable law. Generally speaking, an offer must remain open under SEC rules for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances giving rise to the extension.

As required by applicable law, the exchange offer will be extended so that it remains open for a minimum of ten business days following the applicable announcement if:

•	CBS changes the method for calculating the number of shares of Outdoor Americas common stock offered in exchange for each share of CBS Class B common stock; and

•	the exchange offer is scheduled to expire within ten business days of announcing any such change.

If CBS extends the exchange offer, is delayed in accepting for exchange any shares of CBS Class B common stock or is unable to accept for exchange any shares of CBS Class B common stock under the exchange offer for any reason, then, without affecting CBS’s rights under the exchange offer, the exchange agent may retain on CBS’s behalf all shares of CBS Class B common stock tendered. These shares of CBS Class B common stock may not be withdrawn except as provided in the section entitled “—Withdrawal Rights.”

CBS’s reservation of the right to delay acceptance of any shares of CBS Class B common stock is subject to applicable law, which requires that CBS pay the consideration offered or return the shares of CBS Class B common stock deposited promptly after the termination or withdrawal of the exchange offer.

CBS will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date of the exchange offer.

Method of Public Announcement. Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the exchange offer be promptly disclosed to stockholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which CBS may choose to make any public announcement, CBS assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service or the Public Relations Newswire.

Automatic Extension

Upper Limit. CBS will announce whether the upper limit is in effect through www.cbscorpexchange.com and by press release by 4:30 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be July 9, 2014). If the upper limit is in effect, then the final exchange ratio will be fixed at the upper limit, and the exchange offer will be automatically extended until 12:00 midnight, New York City time, on the second following trading day, which will permit stockholders to tender or withdraw their shares of CBS Class B common stock during those days.

Conditions to Completion of the Exchange Offer

CBS will not be required to complete the exchange offer and may terminate the exchange offer unless at least 58,200,000 shares of Outdoor Americas common stock would be distributed in exchange for shares of CBS Class B common stock that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. This number of shares of Outdoor Americas common stock represented 60% of the outstanding shares of Outdoor Americas common stock held by CBS as of June 10, 2014.

In addition, CBS will not be required to accept shares for exchange and may extend, terminate or amend the exchange offer if:

•	any condition or event occurs, or CBS reasonably expects any condition or event to occur that CBS reasonably believes would, or would be likely to, cause the exchange offer to be taxable to CBS or its stockholders under U.S. federal income tax laws;

•	the opinions of counsel to the effect that certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule will be satisfied is not received or is withdrawn or otherwise ceases to be effective;

•	the private letter rulings from the IRS regarding the split-off, including the exchange offer, and Outdoor Americas’ qualification as a REIT, among other things, are invalidated or otherwise cease to be effective;

•	CBS notifies Outdoor Americas that CBS has received a written proposal for an unsolicited alternative transaction involving Outdoor Americas, directly or indirectly, that CBS’s board of directors reasonably determines, in its good faith judgment, to be in the best interests of its stockholders;

•	any of the following events occurs, or CBS reasonably expects any of the following events to occur:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity, including an act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer;

•	if any of the situations described in the immediately preceding three bullet points exists, as of the date of the commencement of the exchange offer, the situation deteriorates materially;

•	a decline of at least 10% in the closing level of either the Dow Jones Industrial Average or the Standard & Poor’s 500 Index from the closing level established on July 10, 2014;

•	a material adverse change in the business, prospects, condition (financial or other), results of operations or stock price of Outdoor Americas;

•	a material adverse change in the business, prospects, condition (financial or other), results of operations or stock price of CBS;

•	any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of the exchange offer;

•	any order, stay, judgment or decree is issued by any U.S. federal or state court, government, governmental authority or other regulatory or administrative authority having jurisdiction over CBS and Outdoor Americas and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction shall have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay completion of the exchange offer or materially impair the contemplated benefits of the exchange offer to CBS or Outdoor Americas;

•	the registration statement on Form S-4 of which this prospectus is a part shall not have become effective under the Securities Act prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be July 9, 2014);

•	any stop order suspending the effectiveness of the registration statement of which this prospectus forms a part has been issued, or any proceeding for that purpose has been initiated by the SEC and not concluded or withdrawn; or

•	a market disruption event occurs with respect to CBS Class B common stock or Outdoor Americas common stock and such market disruption event has, in CBS’s reasonable judgment, impaired the benefits of the exchange offer.

If any of the above events occurs and exists at the scheduled expiration date, CBS may:

•	terminate the exchange offer and promptly return all tendered shares of CBS Class B common stock to tendering stockholders;

•	extend the exchange offer and, subject to the withdrawal rights described in “—Withdrawal Rights” above, retain all tendered shares of CBS Class B common stock until the extended exchange offer expires;

•	amend the terms of the exchange offer; and/or

•	waive the unsatisfied condition (except the conditions relating to the absence of an injunction and the effectiveness of the registration statement for shares of Outdoor Americas common stock to be distributed in the exchange offer) and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

These conditions are for the sole benefit of CBS. Except as described in the immediately preceding bullet point, CBS may waive any condition in whole or in part at any time in its sole discretion, subject to applicable law. CBS’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted by CBS at any time. However, all conditions to completion of the exchange offer must be satisfied or, where permissible, waived by CBS before the expiration of the exchange offer. Any determination or interpretation by CBS concerning the conditions described above may be challenged in a court of competent jurisdiction.

If a stop order issued by the SEC is in effect with respect to the registration statement of which this prospectus forms a part, CBS will not accept any shares of CBS Class B common stock tendered and will not exchange shares of Outdoor Americas common stock for any shares of CBS Class B common stock.

Fees and Expenses

CBS has retained Goldman, Sachs & Co. and Morgan Stanley & Co. LLC to act as dealer managers, Georgeson Inc. to act as the information agent and Wells Fargo Bank, National Association, to act as the exchange agent in connection with the exchange offer. CBS has also retained J.P. Morgan as a financial advisor.

The dealer managers, the information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

From time to time in the ordinary course of business, certain of the dealer managers and their respective affiliates have performed, and may in the future perform, various commercial banking, investment banking and other financial services for Outdoor Americas or for CBS for which they received, or will receive, customary fees and reimbursement of expenses. In addition, certain of the dealer managers or their affiliates are parties to credit agreements with CBS and its subsidiaries, are parties to the Senior Credit Facilities, acted as initial purchasers for the offering of the Senior Notes and acted as underwriters for the initial public offering of Outdoor Americas common stock. In particular, Goldman Sachs Bank USA and Morgan Stanley MUFG Loan Partners, LLC acted as co-documentation agents for the Senior Credit Facilities. In addition, one of Outdoor Americas’ directors, Joseph H. Wender, is a Senior Consultant to Goldman, Sachs & Co., a dealer manager in this offering. Mr. Wender was not involved in the selection of the dealer managers for this exchange offer.

In the ordinary course of their various business activities, the dealer managers and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) of Outdoor Americas, CBS and/or persons and entities with relationships with Outdoor Americas and/or CBS. The dealer managers and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. For the purposes of U.S. securities laws, CBS will be deemed to be an underwriter of the shares of Outdoor Americas common stock issued in the exchange offer.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

Although CBS will deliver this prospectus to its stockholders to the extent required by U.S. law, including stockholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of CBS Class B common stock or Outdoor Americas common stock in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. CBS has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange CBS Class B common stock or Outdoor Americas common stock outside the United States but may take steps to facilitate such tenders. Therefore, the ability of any non-U.S. person to tender CBS Class B common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for CBS or Outdoor Americas to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

All tendering holders must make certain representations in the letter of transmittal, including (in the case of non-U.S. holders) as to the availability of an exemption under their home country laws that would allow them to participate in the exchange offer without the need for CBS or Outdoor Americas to take any action to facilitate a public offering in that country or otherwise. CBS will rely on those representations and, unless the exchange offer is terminated, plans to accept shares tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in CBS Class B common stock or Outdoor Americas common stock that may apply in their home countries. CBS, Outdoor Americas and the dealer managers cannot provide any assurance about whether such limitations exist.

Holders who are participants in the Outdoor 401(k) Plan should note that Outdoor Americas intends to remove both the CBS Class B Company Stock Fund and the Outdoor Americas common stock fund from the Outdoor 401(k) Plan following the consummation of the exchange offer. The CBS Class B Company Stock Fund will be closed on July 25, 2014 and the Outdoor Americas common stock fund will be closed on September 26, 2014. To the extent that participants have any assets remaining in the funds after such dates, the assets will be liquidated over a period of up to four days and the proceeds will be transferred to such participants’ qualified default investment alternative which is the target retirement fund in the Outdoor 401(k) Plan with the target date closest to the year that such participant will reach age 65.

Holders who are participants in the CBS 401(k) Plan should note that CBS intends to remove the Outdoor Americas common stock fund from the CBS 401(k) Plan following the consummation of the exchange offer. The Outdoor Americas common stock fund will be closed on September 26, 2014. To the extent that participants have any assets remaining in the Outdoor Americas common stock fund after September 26, 2014, the assets will be liquidated over a period of up to four days and the proceeds will be transferred to such participants’ qualified default investment alternative which is the target retirement fund in the CBS 401(k) Plan with the target date closest to the year that such participant will reach age 65.

POTENTIAL ADDITIONAL DISTRIBUTION OF OUTDOOR AMERICAS COMMON STOCK

CBS has informed Outdoor Americas that it currently intends to dispose of all of the shares of Outdoor Americas common stock that it owns by means of a tax-free split-off, pursuant to which CBS is undertaking the exchange offer. Following the completion of the exchange offer, in the event that more than the minimum amount of shares are tendered but not enough shares of CBS Class B common stock are tendered to allow CBS to exchange all of its shares of Outdoor Americas common stock, in order to complete the split-off, CBS may, from time to time, conduct one or more additional exchange offers and/or distribute its remaining shares of Outdoor Americas common stock on a pro rata basis to CBS stockholders whose shares of CBS Class B common stock remain outstanding after consummation of the exchange offer(s). The determination of whether, when and how to proceed with the separation is entirely within the discretion of CBS.

CBS OUTDOOR AMERICAS INC. UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Approximately 81% of the outstanding shares of Outdoor Americas common stock, or 97,000,000 shares in the aggregate, is currently indirectly owned by CBS. In connection with this exchange offer, CBS is offering to exchange all of the shares of Outdoor Americas common stock that it owns for shares of CBS Class B common stock.

On April 2, 2014, Outdoor Americas completed the Initial Public Offering (“IPO”) of 23,000,000 shares of its common stock, including 3,000,000 shares sold pursuant to the underwriters’ option to purchase additional shares. Prior to the completion of its IPO, Outdoor Americas was an indirect wholly owned subsidiary of CBS.

After completion of the split-off, Outdoor Americas intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. In April 2014, CBS received a private letter ruling from the Internal Revenue Service, subject to the terms and conditions contained therein, with respect to certain issues relevant to Outdoor Americas’ qualification to be taxed as a REIT. If CBS completes the separation by means of a split-off, in order to comply with certain REIT qualification requirements, Outdoor Americas will make one or more Purging Distributions, of which approximately 20% will be paid in cash and approximately 80% will be paid in shares of Outdoor Americas stock, which will result in an immediate per share dilution.

The following unaudited pro forma condensed consolidated statements of operations and balance sheet, as well as the calculations of pro forma FFO and AFFO, have been adjusted to reflect Outdoor Americas’ IPO, the REIT election, and the Purging Distribution(s). The unaudited pro forma condensed consolidated balance sheet at March 31, 2014 is presented as if these events each occurred at March 31, 2014. The unaudited pro forma condensed consolidated statements of operations and the calculations of unaudited pro forma FFO and AFFO for the three months ended March 31, 2014 and the year ended December 31, 2013 are presented as if each of these events had occurred on January 1, 2013 and also include pro forma adjustments to reflect a full period of incremental costs associated with operating as a stand-alone public company, interest expense relating to the formation borrowings incurred on January 31, 2014 and dilution from the conversion of outstanding CBS RSUs to Outdoor Americas RSUs in connection with the IPO and the conversion of outstanding stock options to purchase CBS Class B common stock to stock options to purchase Outdoor Americas common stock (the “Stock Option Conversion”) in connection with the separation.

Outdoor Americas pro forma information is presented both before and after the Purging Distribution(s). In connection with the Purging Distribution(s) Outdoor Americas will issue additional shares of its common stock to its stockholders in the form of a dividend, which will result in a per share dilution to its investors. However, as such dividend will be declared after the completion of this exchange offer, Outdoor Americas management believes that pro forma results before the Purging Distribution(s) is a meaningful indicator of per share financial performance for investors considering participation in this exchange offer.

The unaudited pro forma condensed consolidated financial statements are based upon Outdoor Americas’ historical consolidated financial statements for each period presented. In the opinion of management, all adjustments and/or disclosures necessary for a fair statement of the pro forma data have been made. These unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what Outdoor Americas’ results of operations and financial condition would have been if it had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of Outdoor Americas’ future performance, financial condition or liquidity.

These unaudited pro forma condensed consolidated financial statements and the notes thereto should be read together with the following:

•	Outdoor Americas’ unaudited consolidated financial statements and the notes thereto as of and for the three months ended March 31, 2014 and audited consolidated financial statements and the notes thereto for the year ended December 31, 2013, which are included elsewhere in this prospectus.

•	The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas” included in this prospectus.

CBS OUTDOOR AMERICAS INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AT MARCH 31, 2014

(in millions, except per share amounts)

	Historical	IPO		REIT Election		Pro Forma before Purging Distribution(s)	Purging Distribution(s)		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$113.9	$100.0	(1)	$—		$213.9	$(100.0	)(5)	$113.9
Receivables, net	155.2	—		—		155.2	—		155.2
Prepaid expenses and other current assets	168.7	—		(23.3	)(3)	145.4	—		145.4

Total current assets	437.8	100.0		(23.3)		514.5	(100.0)		414.5

Property and equipment, net	733.6	—		—		733.6	—		733.6
Goodwill	1,863.2	—		—		1,863.2	—		1,863.2
Intangible assets	349.5	—		—		349.5	—		349.5
Other assets	74.3	—		5.9	(3)	80.2	—		80.2

Total assets	$3,458.4	$100.0		$(17.4)		$3,541.0	$(100.0)		$3,441.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and other current liabilities	$197.6	$—		$—		$197.6	$—		$197.6

Total current liabilities	197.6	—		—		197.6	—		197.6

Long-term debt	1,598.0	—		—		1,598.0	—		1,598.0
Deferred income tax liabilities, net	279.5	—		(256.3	)(3)	23.2	—		23.2
Other liabilities	97.8	—		—		97.8	—		97.8

Stockholders’ equity:
Common stock, par value $.01 per share; 450.0 shares authorized; 97.0 shares issued and outstanding on a historical basis; 120.0 shares issued and outstanding on a pro forma before Purging Distribution(s) basis; 132.4 shares issued and outstanding on a pro forma basis	1.0	.2	(1)	—		1.2	.1	(5)	1.3
Additional paid-in-capital	1,350.3	99.8	(1)	—		1,450.1	399.9	(5)	1,596.2
							(253.8	)(5)
Retained earnings	7.3	—		238.9	(3)	246.2	(246.2	)(5)	—
Accumulated other comprehensive loss	(73.1)	—		—		(73.1)	—		(73.1)

Total stockholders’ equity	1,285.5	100.0		238.9		1,624.4	(100.0)		1,524.4

Total liabilities and stockholders’ equity	$3,458.4	$100.0		$(17.4)		$3,541.0	$(100.0)		$3,441.0

The accompanying notes are an integral part of these

unaudited pro forma condensed consolidated financial statements.

CBS OUTDOOR AMERICAS INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2014

(in millions, except per share amounts)

	Historical	Formation Borrowings/IPO and Stand- alone costs		REIT Election/ Stock Option Conversion		Pro Forma before Purging Distribution(s)	Purging Distribution(s)		Pro Forma
Revenues	$287.9	$—		$—		$287.9	$—		$287.9

Operating expenses	163.5	—		—		163.5	—		163.5
Selling, general and administrative expenses	50.6	1.9	(4)	—		52.5	—		52.5
Net gain on dispositions	(.9)	—		—		(.9)	—		(.9)
Depreciation	26.1	—		—		26.1	—		26.1
Amortization	21.9	—		—		21.9	—		21.9

Operating income	26.7	(1.9)		—		24.8	—		24.8

Interest expense	(12.5)	(6.0	)(2)	—		(18.5)	—		(18.5)
Other expense, net	(.5)	—		—		(.5)	—		(.5)

Income before provision for income taxes and equity in earnings of investee companies	13.7	(7.9)		—		5.8	—		5.8

(Provision) benefit for income taxes	(5.9)	3.2	(3)	4.9	(3)	2.2	—		2.2
Equity in earnings of investee companies, net of tax	.6	—		.3	(3)	.9	—		.9

Net income	$8.4	$(4.7)		$5.2		$8.9	$—		$8.9

Net income per common share:
Basic	$.09					$.07			$.07
Diluted	$.09					$.07			$.07

Weighted average shares outstanding:
Basic	97.0	23.0	(1)	—		120.0	12.4	(5)	132.4
Diluted	97.0	23.9	(1),(8)	.7	(8)	121.6	12.4	(5)	134.0

The accompanying notes are an integral part of these

unaudited pro forma condensed consolidated financial statements.

CBS OUTDOOR AMERICAS INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

(in millions, except per share amounts)

	Historical	Formation Borrowings/IPO and Stand-alone Costs		REIT Election/ Stock Option Conversion		Pro Forma before Purging Distribution(s)	Purging Distribution(s)		Pro Forma
Revenues	$1,294.0	$—		$—		$1,294.0	$—		$1,294.0

Operating expenses	686.9	—		—		686.9	—		686.9
Selling, general and administrative expenses	199.8	21.4	(4)	—		221.2	—		221.2
Net gain on dispositions	(27.3)	—		—		(27.3)	—		(27.3)
Depreciation	104.5	—		—		104.5	—		104.5
Amortization	91.3	—		—		91.3	—		91.3

Operating income	238.8	(21.4)		—		217.4	—		217.4

Interest expense	—	(74.6	)(2)	—		(74.6)	—		(74.6)
Other expense, net	(1.2)	—		—		(1.2)	—		(1.2)

Income before provision for income taxes and equity in earnings of investee companies	237.6	(96.0)		—		141.6	—		141.6

Provision for income taxes	(96.6)	39.3	(3)	51.4	(3)	(5.9)	—		(5.9)
Equity in earnings of investee companies, net of tax	2.5	—		1.5		4.0	—		4.0

Net income	$143.5	$(56.7)		$52.9		$139.7	$—		$139.7

Net income per common share:
Basic	$1.48					$1.16			$1.06
Diluted	$1.48					$1.15			$1.04

Weighted average shares outstanding:
Basic	97.0	23.0	(1)	—		120.0	12.4	(5)	132.4
Diluted	97.0	23.8	(1),(8)	.6	(8)	121.4	12.4	(5)	133.8

The accompanying notes are an integral part of these

unaudited pro forma condensed consolidated financial statements.

NOTES TO CBS OUTDOOR AMERICAS INC. UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollars in millions, except per share amounts)

1)     INITIAL PUBLIC OFFERING AND USE OF PROCEEDS

On April 2, 2014, Outdoor Americas completed the initial public offering of 23,000,000 shares of its common stock, including 3,000,000 shares sold pursuant to the underwriters’ option to purchase additional shares, at a price of $28.00 per share for total net proceeds, after underwriting discounts and commissions, of $615.0 million. Of the total net proceeds, $515.0 million was transferred to a wholly owned subsidiary of CBS as partial consideration for the contribution of the entities comprising CBS’ Outdoor Americas operating segment to Outdoor Americas. The remaining $100.0 million was retained by Outdoor Americas and will be used to pay the cash portion of the Purging Distribution(s) to its stockholders, which will be required in connection with its election to be taxed as a REIT after the completion of the split-off. Following the final payment of the Purging Distribution(s) declared in its first REIT taxable year, if any, Outdoor Americas will pay to CBS, or CBS will pay to Outdoor Americas, as applicable, the difference between the actual cash portion of the distribution and the $100.0 million retained by Outdoor Americas.

2)     INTEREST

Interest expense is adjusted by $6.0 million for the three months ended March 31, 2014 and $74.6 million for the year ended December 31, 2013 to reflect interest for the entire period related to the $1.6 billion of debt incurred on January 31, 2014 in connection with the formation borrowings, including the amortization of deferred financing costs, as well as commitment fees on the Senior Credit Facilities. The interest expense adjustments are presented as if the formation borrowings and related financing costs were incurred on January 1, 2013. The following table presents total pro forma interest expense. The pro forma interest expense on the variable-rate Term Loan is calculated using a rate of 3.0%, which was the rate at March 31, 2014.

	Three Months Ended March 31, 2014	Year Ended December 31, 2013
$800 million Term Loan	$6.0	$24.3
$400 million 5.250% Senior Notes due 2022	5.3	21.0
$400 million 5.625% Senior Notes due 2024	5.6	22.5
Amortization of deferred financing costs and commitment fees	1.6	6.8

Pro forma interest expense	$18.5	$74.6

An increase or decrease of 1/8% in the interest rate on the Term Loan will change annual interest expense by approximately $1.0 million.

3)     REIT ELECTION AND INCOME TAXES

On April 16, 2014, CBS received a private letter ruling from the IRS, subject to the terms and conditions therein, with respect to certain issues relevant to Outdoor Americas’ qualification to be taxed as a REIT. Following the split-off, Outdoor Americas intends to elect and qualify to be taxed as a REIT, and it, together with one or more of its subsidiaries, will jointly elect to treat such subsidiaries as taxable REIT subsidiaries. So long as Outdoor Americas qualifies to be taxed as a REIT, it generally will not be subject to U.S. federal income tax on its net taxable income that it distributes to its stockholders. Even if Outdoor Americas qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property, and the income of its TRSs will be subject to taxation at regular corporate rates. The pro forma adjustments for the three months ended March 31, 2014 and the year ended December 31, 2013 to the “(provision) benefit for income taxes” of $4.9 million and $51.4 million, respectively, and to “equity in earnings of investee companies, net of tax” of $.3 million and $1.5 million, respectively, related to the “REIT election/Stock Option Conversion” reflects the reversal of the tax provision on taxable income that will no longer be subject to U.S. federal income tax subsequent to the REIT election. Any remaining tax provision mainly reflects taxes on Outdoor Americas TRSs. The adjustments to “prepaid expenses and other current assets” of $23.3 million and “deferred income tax liabilities, net” of $256.3 million reflects the reversal of deferred taxes that will not be realized as a result of the REIT election. The reversal of deferred taxes will be recorded as a one-time benefit to net income and is not reflected in the unaudited pro forma condensed consolidated statement of operations. The adjustment to “other assets” of $5.9 million reflects deferred income tax assets previously presented as an offset to deferred income tax liabilities, which were reversed as a result of the REIT election.

The pro forma adjustments to the “(provision) benefit for income taxes” related to the “Formation Borrowings/IPO and Stand-alone costs” on the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2014 and the year ended December 31, 2013 of $3.2 million and $39.3 million, respectively, are calculated at an effective tax rate of 40.3% and 40.9%, respectively. These adjustments reflect Outdoor Americas’ current tax status as a regular domestic C corporation for U.S. federal income tax purposes.

4)     INCREMENTAL STAND-ALONE PUBLIC COMPANY EXPENSES

As a stand-alone public company, Outdoor Americas incurs incremental expenses for services previously provided by CBS as well as for additional public company expenses that did not apply to it historically. In addition to costs already incurred, Outdoor Americas estimates these expenses to be $1.9 million for the three months ended March 31, 2014 and $21.4 million for the year ended December 31, 2013.

5)     PURGING DISTRIBUTION(S)

In order to comply with certain REIT qualification requirements, Outdoor Americas expects to make a Purging Distribution(s), subsequent to the completion of this exchange offer, by declaring a dividend to holders of Outdoor Americas common stock to distribute any accumulated earnings and profits attributable to a non-REIT year, including any earnings and profits allocated to Outdoor Americas by CBS in connection with the split-off. Assuming a ratio of Outdoor Americas equity value to CBS’s equity value of approximately 10%, Outdoor Americas currently estimates that the Purging Distribution(s) will total approximately $500 million, of which approximately 20%, or $100 million, will be paid in cash and approximately 80%, or $400 million, will be paid in shares of Outdoor Americas common stock. Based on the closing price of Outdoor Americas on June 9, 2014 of $32.17 per share, Outdoor Americas currently estimates that 12.4 million additional shares of its stock will be issued in connection with the Purging Distribution(s), which will result in a per share dilution to its investors. For the three months ended March 31, 2014 the share portion of the Purging Distribution(s) would have reduced AFFO per diluted share by $.04. For the year ended December 31, 2013, the share portion of the Purging Distribution(s) would have reduced diluted net income per share by $.11 and AFFO per diluted share by $.21. The amount of the Purging Distribution(s) in excess of retained earnings of $253.8 million has been reflected as a reduction to “additional paid-in-capital” on the pro forma condensed consolidated balance sheet.

The actual amount of and number of shares issued for the Purging Distribution(s) will be calculated as of a future date and could be materially different from current estimates based on a number of factors, including (1) the relative equity values of Outdoor Americas and CBS, (2) the timing of the split-off, (3) the financial performance of CBS, Outdoor Americas and their respective subsidiaries through the closing of the split-off and (4) for the share portion of the Purging Distribution(s), the per-share market value of Outdoor Americas common stock at the time of distribution. Accordingly, these estimates should not be relied upon as an indicator of what the actual cash portion and stock portion of the Purging Distribution(s) will be. Each percentage point change to the ratio of Outdoor Americas equity value to CBS’s equity value would result in a change to the estimated $500 million Purging Distribution(s) of approximately $50 million.

Following the final payment of the Purging Distribution(s) declared in its first REIT taxable year, if any, Outdoor Americas will pay to CBS, or CBS will pay to Outdoor Americas, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and the current estimate of $100 million.

6)     DIVIDEND

From and after the effective date of Outdoor Americas’ REIT election, Outdoor Americas intends to pay regular quarterly distributions to holders of its common stock in an amount not less than 100% of its REIT taxable income, while U.S. federal income tax law generally requires that a REIT distribute at least 90% of its REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains). For the year ended December 31, 2013, if Outdoor Americas had elected to be taxed as a REIT, the distribution of 90% of REIT taxable income would have been approximately $142 million. However, as dividends are subject to board approval, the actual dividend amount could have differed.

7)     PRO FORMA FFO AND AFFO

The following tables present FFO, AFFO, FFO per weighted average share, and AFFO per weighted average share on a historical basis and on a pro forma basis to adjust net income to reflect additional costs Outdoor Americas will incur as a stand-alone public company (See Note 4), interest expense from the formation borrowings (See Note 2), and the reduction to Outdoor Americas’ tax provision and deferred taxes associated with the expected REIT election (See Note 3). Pro forma weighted average shares are adjusted to reflect Outdoor Americas IPO (See Note 1), the dilutive effect of the conversion of outstanding stock-based compensation awards (See Note 8) and the issuance of shares in connection with the Purging Distribution(s) (See Note 5). FFO per weighted average share and AFFO per weighted average share are also presented both before and after the Purging Distribution(s). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas” for further information about FFO and AFFO.

Three Months Ended March 31, 2014	Historical	Pro Forma Adjustments		Pro Forma before Purging Distribution(s)	Purging Distribution(s)	Pro Forma
Net income	$8.4	$.5	(2)(3)(4)	$8.9	$—	$8.9
Depreciation of billboard advertising structures	24.2	—		24.2	—	24.2
Amortization of real estate-related intangible assets	10.7	—		10.7	—	10.7
Amortization of direct lease acquisition costs	7.0	—		7.0	—	7.0
Net gain on disposition of billboard advertising structures, net of tax	(.2)	(.1)		(.3)	—	(.3)
Adjustment related to equity based investments	.2	—		.2	—	.2

FFO(a)	50.3	.4		50.7	—	50.7
Adjustment for deferred income taxes	(6.9)	6.6	(3)	(.3)	—	(.3)
Cash paid for direct lease acquisition costs	(8.5)	—		(8.5)	—	(8.5)
Maintenance capital expenditures	(3.0)	—		(3.0)	—	(3.0)
Other depreciation	1.9	—		1.9	—	1.9
Other amortization	4.2	—		4.2	—	4.2
Stock-based compensation expense	1.8	—		1.8	—	1.8
Noncash effect of straight-line rent	(.2)	—		(.2)	—	(.2)
Accretion expense	.5	—		.5	—	.5
Amortization of deferred financing costs	.7	.4	(2)	1.1	—	1.1

AFFO(a)	$40.8	$7.4		$48.2	$—	$48.2

FFO per weighted average share:
Basic	$.52			$.42		$.38
Diluted	$.52			$.42		$.38

AFFO per weighted average share:
Basic	$.42			$.40		$.36
Diluted	$.42			$.40		$.36

Weighted average shares outstanding:
Basic	97.0	23.0		120.0	12.4	132.4
Diluted	97.0	24.6		121.6	12.4	134.0

Year Ended December 31, 2013	Historical	Pro Forma Adjustments		Pro Forma before Purging Distribution(s)	Purging Distribution(s)	Pro Forma
Net income	$143.5	$(3.8	)(2)(3)(4)	$139.7	$—	$139.7
Depreciation of billboard advertising structures	97.5	—		97.5	—	97.5
Amortization of real estate-related intangible assets	43.2	—		43.2	—	43.2
Amortization of direct lease acquisition costs	30.9	—		30.9	—	30.9
Net gain on disposition of billboard advertising structures, net of tax	(16.4)	(11.0)		(27.4)	—	(27.4)
Adjustment related to equity based investments	.8	—		.8	—	.8

FFO(a)	299.5	(14.8)		284.7	—	284.7
Adjustment for deferred income taxes	(19.4)	14.5	(3)	(4.9)	—	(4.9)
Cash paid for direct lease acquisition costs	(31.6)	—		(31.6)	—	(31.6)
Maintenance capital expenditures	(23.5)	—		(23.5)	—	(23.5)
Other depreciation	7.0	—		7.0	—	7.0
Other amortization	17.2	—		17.2	—	17.2
Stock-based compensation expense	7.5	—		7.5	—	7.5
Noncash effect of straight-line rent	1.2	—		1.2	—	1.2
Accretion expense	2.2	—		2.2	—	2.2
Amortization of deferred financing costs	—	4.3	(2)	4.3	—	4.3

AFFO(a)	$260.1	$4.0		$264.1	$—	$264.1

FFO per weighted average share:
Basic	$3.09			$2.37		$2.15
Diluted	$3.09			$2.35		$2.13

AFFO per weighted average share:
Basic	$2.68			$2.20		$1.99
Diluted	$2.68			$2.18		$1.97

Weighted average shares outstanding:
Basic	97.0	23.0		120.0	12.4	132.4
Diluted	97.0	24.4		121.4	12.4	133.8

(a)	FFO and AFFO are non-GAAP financial measures. Outdoor Americas calculates FFO in accordance with the definition established by NAREIT. FFO reflects net income adjusted to exclude gains and losses from the sale of real estate assets, depreciation and amortization of real estate assets and amortization of direct lease acquisition costs, as well as the same adjustments for Outdoor Americas’ equity-based investments, as applicable. Outdoor Americas calculates AFFO as FFO adjusted to include cash paid for direct lease acquisition costs as such costs are generally amortized over a period ranging from four weeks to one year and therefore are incurred on a regular basis. AFFO also includes cash paid for maintenance capital expenditures since these are routine uses of cash that are necessary for Outdoor Americas’ operations. In addition, AFFO excludes certain non-cash items, including non-real estate depreciation and amortization, deferred income taxes, stock-based compensation expense, accretion expense, the non-cash effect of straight-line rent and amortization of deferred financing costs. Outdoor Americas’ management believes that adjusting for these items provides a better measure of Outdoor Americas operating performance. Outdoor Americas’ management uses FFO and AFFO measures for managing Outdoor Americas business and for planning and forecasting future periods, and each is an important indicator of Outdoor Americas operational strength and business performance, especially compared to other REITs. Outdoor Americas management believes users are best served if the information that is made available to them allows them to align their analysis and evaluation of Outdoor Americas operating results along the same lines that its management uses in managing, planning and executing its business strategy. Outdoor Americas’ management also believes that the presentations of FFO and AFFO, as supplemental measures, are useful in evaluating Outdoor Americas’ business because adjusting results to reflect items that have more bearing on the operating performance of REITs highlights trends in its business that may not otherwise be apparent when relying solely on GAAP financial measures. It is Outdoor Americas management’s opinion that these supplemental measures provide users with an important perspective on Outdoor Americas’ operating performance and also makes it easier to compare its results to other companies in its industry, as well as to REITs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas” for further information about FFO and AFFO.

8)     CONVERSION OF OUTSTANDING STOCK-BASED COMPENSATION AWARDS

In connection with Outdoor Americas’ initial public offering, 256,172 non-vested CBS RSUs held by Outdoor Americas’ employees were converted into 561,021 non-vested Outdoor Americas RSUs. The number of RSUs was converted at a ratio of approximately 2.2 to 1.0 in order to preserve the fair value of the awards both before and after conversion. In connection with the separation of Outdoor Americas from CBS, approximately 240,000 stock options to purchase CBS Class B common stock held by Outdoor Americas’ employees will be converted into stock options to purchase Outdoor Americas common stock. The number of converted stock options and the exercise price of each converted stock option will be adjusted in order to preserve the intrinsic value of the award at the time of conversion. Weighted average diluted shares outstanding on a pro forma basis, reflects the dilutive effect of the assumed vesting of these RSUs and exercise of these stock options, assuming RSUs and stock options for shares of Outdoor Americas common stock have been outstanding since January 1, 2013. For illustrative purposes, stock options were assumed to be converted based on the closing prices of shares of CBS Class B common stock and Outdoor Americas common stock on June 10, 2014. The estimated dilutive effect of the assumed vesting of RSUs of .9 million shares and .8 million shares is reflected as a pro forma adjustment to diluted weighted average shares outstanding relating to the “Formation Borrowings/ IPO and Stand-alone costs” in the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. The estimated dilutive effect of the assumed exercise of stock options of .7 million shares and .6 million shares is reflected as a pro forma adjustment to diluted weighted average shares outstanding relating to the “REIT Election/Stock Option Conversion” in the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively.

CBS CORPORATION UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to this exchange offer, CBS is offering to exchange up to 97,000,000 shares of Outdoor Americas common stock in the aggregate that are owned by CBS for outstanding shares of CBS Class B common stock that are validly tendered and not validly withdrawn. For each $100 of shares of CBS Class B common stock that are accepted in the exchange offer, shareholders will receive approximately $107.53 of Outdoor Americas common stock, based on the average trading prices of Outdoor Americas common stock and CBS Class B common stock on the NYSE as described in this prospectus, and subject to an upper limit of 2.1917 shares of Outdoor Americas common stock per share of CBS Class B common stock. Upon completion of the split-off, Outdoor Americas will be accounted for as a discontinued operation of CBS (the “split-off and related events”).

The following unaudited pro forma condensed consolidated balance sheet of CBS as of March 31, 2014 is presented as if the split-off and related events, as described in the notes to these unaudited pro forma condensed consolidated financial statements, had occurred at March 31, 2014, assuming the exchange offer is completed and fully subscribed. The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, are presented as if such events had occurred on January 1, 2011. The unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of CBS and Outdoor Americas for each period presented and in the opinion of CBS management, all adjustments and disclosures necessary for a fair presentation of the pro forma data have been made.

These unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the results of operations or financial condition that would have been achieved had the split-off been completed as of the dates indicated or of the results that may be obtained in the future. These unaudited pro forma condensed consolidated financial statements and the notes thereto should be read together with the following:

•	Outdoor Americas’ unaudited pro forma condensed consolidated financial statements included in this prospectus.

•	CBS’s consolidated financial statements and the notes thereto as of and for the year ended December 31, 2013, and Management’s Discussion and Analysis included in CBS’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this prospectus.

•	CBS’s consolidated financial statements and the notes thereto as of and for the three months ended March 31, 2014, and Management’s Discussion and Analysis included in CBS’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, which is incorporated by reference into this prospectus.

•	Outdoor Americas’ unaudited consolidated financial statements and the notes thereto as of and for the three months ended March 31, 2014, and Outdoor Americas’ audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2013, each included in this prospectus.

•	The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas” included in this prospectus.

CBS CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AT MARCH 31, 2014

(in millions)

			Deconsolidation(2)
	CBS Historical	Outdoor Americas IPO(1)	Outdoor Americas Post IPO	Adjustments	Effects of the Exchange(3)	CBS Pro Forma
ASSETS
Cash and cash equivalents	$311	$615	$(214)	$—	$—	$712
Receivables, net	3,301	—	(155)	—	—	3,146
Programming and other inventory	541	—	—	—	—	541
Other current assets	924	—	(155)	—	—	769

Total current assets	5,077	615	(524)	—	—	5,168

Property and equipment, net	2,179	—	(733)	—	—	1,446
Programming and other inventory	1,635	—	—	—	—	1,635
Goodwill	8,559	—	(1,863)	—	—	6,696
Intangible assets	6,407	—	(349)	—	—	6,058
Investment in Outdoor Americas	—	—	—	1,154	(1,154)	—
Other assets	2,258	—	(68)	—	—	2,190

Total assets	$26,115	$615	$(3,537)	$1,154	$(1,154)	$23,193

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	$106	$—	$—	$—	$—	$106
Commercial paper	440	—	—	—	—	440
Accounts payable and accrued expenses	1,012	15	(134)	—	27	920
Other current liabilities	2,514	—	(52)	—	—	2,462

Total current liabilities	4,072	15	(186)	—	27	3,928

Long-term debt	7,448	—	(1,598)	—	—	5,850
Other liabilities	6,128	—	(325)	—	—	5,803

Stockholders’ equity:
Common stock	1	—	(363)	363	—	1
Additional paid-in-capital	43,225	315	(10,419)	10,419	—	43,540
Accumulated deficit	(24,422)	—	9,306	(9,306)	1,776	(22,646)
Accumulated other comprehensive loss	(543)	11	48	(48)	(27)	(559)

	18,261	326	(1,428)	1,428	1,749	20,336
Less treasury stock, at cost	9,794	—	—	—	2,930	12,724

Total CBS stockholders’ equity	8,467	326	(1,428)	1,428	(1,181)	7,612
Noncontrolling interest	—	274	—	(274)	—	—

Total stockholders’ equity	8,467	600	(1,428)	1,154	(1,181)	7,612

Total liabilities and stockholders’ equity	$26,115	$615	$(3,537)	$1,154	$(1,154)	$23,193

The accompanying notes are an integral part of these

unaudited pro forma condensed consolidated financial statements.

CBS CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2014

(in millions, except per share amounts)

		Deconsolidation(2)
	CBS Historical	Outdoor Americas	Adjustments	Effects of the Exchange(3)	CBS Pro Forma
Revenues	$3,856	$(288)	$2	$—	$3,570

Operating expenses	2,284	(163)	—	—	2,121
Selling, general and administrative expenses	642	(57)	2	—	587
Depreciation and amortization	112	(41)	—	—	71

Operating income	818	(27)	—	—	791

Interest expense	(106)	13	—	—	(93)
Interest income	3	—	—	—	3
Other items, net	5	—	—	—	5

Income from continuing operations before income taxes and equity in loss of investee companies	720	(14)	—	—	706

Provision for income taxes	(242)	8	—	—	(234)
Equity in loss of investee companies, net of tax	(10)	—	—	—	(10)

Net income from continuing operations	$468	$(6)	$—	$—	$462

Net income from continuing operations per common share:
Basic	$.80				$.86
Diluted	$.78				$.84

Weighted average number of common shares outstanding:
Basic	585			(48)	537
Diluted	600			(48)	552

The accompanying notes are an integral part of these

unaudited pro forma condensed consolidated financial statements.

CBS CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2013

(in millions, except per share amounts)

		Deconsolidation(2)
	CBS Historical	Outdoor Americas	Adjustments	Effects of the Exchange(3)	CBS Pro Forma
Revenues	$4,040	$(281)	$4	$—	$3,763

Operating expenses	2,474	(167)	2	—	2,309
Selling, general and administrative expenses	650	(43)	2	—	609
Depreciation and amortization	116	(42)	—	—	74

Operating income	800	(29)	—	—	771

Interest expense	(95)	1	—	—	(94)
Interest income	2	—	—	—	2
Other items, net	(2)	—	—	—	(2)

Income from continuing operations before income taxes and equity in loss of investee companies	705	(28)	—	—	677

Provision for income taxes	(234)	16	—	—	(218)
Equity in loss of investee companies, net of tax	(8)	(1)	—	—	(9)

Net income from continuing operations	$463	$(13)	$—	$—	$450

Net income from continuing operations per common share:
Basic	$.75				$.79
Diluted	$.73				$.76

Weighted average number of common shares outstanding:
Basic	621			(48)	573
Diluted	638			(48)	590

The accompanying notes are an integral part of these

unaudited pro forma condensed consolidated financial statements.

CBS CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

(in millions, except per share amounts)

		Deconsolidation(2)
	CBS Historical	Outdoor Americas	Adjustments	Effects of the Exchange(3)	CBS Pro Forma
Revenues	$15,284	$(1,304)	$25	$—	$14,005

Operating expenses	8,813	(698)	9	—	8,124
Selling, general and administrative expenses	2,735	(205)	16	—	2,546
Restructuring charges	20	—	—	—	20
Depreciation and amortization	457	(167)	—	—	290

Operating income	3,259	(234)	—	—	3,025

Interest expense	(376)	1	—	—	(375)
Interest income	8	—	—	—	8
Other items, net	6	1	—	—	7

Income from continuing operations before income taxes and equity in loss of investee companies	2,897	(232)	—	—	2,665

Provision for income taxes	(978)	100	—	—	(878)
Equity in loss of investee companies, net of tax	(46)	(3)	—	—	(49)

Net income from continuing operations	$1,873	$(135)	$—	$—	$1,738

Net income from continuing operations per common share:
Basic	$3.08				$3.10
Diluted	$3.00				$3.02

Weighted average number of common shares outstanding:
Basic	608			(48)	560
Diluted	624			(48)	576

The accompanying notes are an integral part of these

unaudited pro forma condensed consolidated financial statements.

CBS CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

(in millions, except per share amounts)

		Deconsolidation(2)
	CBS Historical	Outdoor Americas	Adjustments	Effects of the Exchange(3)	CBS Pro Forma
Revenues	$14,089	$(1,296)	$27	$—	$12,820

Operating expenses	7,967	(710)	7	—	7,264
Selling, general and administrative expenses	2,634	(212)	20	—	2,442
Restructuring charges	19	—	—	—	19
Impairment charges	11	—	—	—	11
Depreciation and amortization	475	(169)	—	—	306

Operating income	2,983	(205)	—	—	2,778

Interest expense	(402)	1	—	—	(401)
Interest income	6	(1)	—	—	5
Net loss on early extinguishment of debt	(32)	—	—	—	(32)
Other items, net	6	1	—	—	7

Income from continuing operations before income taxes and equity in loss of investee companies	2,561	(204)	—	—	2,357

Provision for income taxes	(892)	80	—	—	(812)
Equity in loss of investee companies, net of tax	(35)	(2)	—	—	(37)

Net income from continuing operations	$1,634	$(126)	$—	$—	$1,508

Net income from continuing operations per common share:
Basic	$2.55				$2.54
Diluted	$2.48				$2.47

Weighted average number of common shares outstanding:
Basic	642			(48)	594
Diluted	659			(48)	611

The accompanying notes are an integral part of these

unaudited pro forma condensed consolidated financial statements.

CBS CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

(in millions, except per share amounts)

		Deconsolidation(2)
	CBS Historical	Outdoor Americas	Adjustments	Effects of the Exchange(3)	CBS Pro Forma
Revenues	$13,637	$(1,286)	$30	$—	$12,381

Operating expenses	7,882	(697)	6	—	7,191
Selling, general and administrative expenses	2,598	(210)	24	—	2,412
Restructuring charges	43	(1)	—	—	42
Depreciation and amortization	495	(182)	—	—	313

Operating income	2,619	(196)	—	—	2,423

Interest expense	(435)	2	—	—	(433)
Interest income	6	(1)	—	—	5
Other items, net	(11)	(1)	—	—	(12)

Income from continuing operations before income taxes and equity in loss of investee companies	2,179	(196)	—	—	1,983

Provision for income taxes	(751)	70	—	—	(681)
Equity in loss of investee companies, net of tax	(37)	(2)	—	—	(39)

Net income from continuing operations	$1,391	$(128)	$—	$—	$1,263

Net income from continuing operations per common share:
Basic	$2.09				$2.05
Diluted	$2.04				$2.00

Weighted average number of common shares outstanding:
Basic	664			(48)	616
Diluted	681			(48)	633

The accompanying notes are an integral part of these

unaudited pro forma condensed consolidated financial statements.

NOTES TO CBS CORPORATION UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollars in millions, except per share amounts)

1)    INITIAL PUBLIC OFFERING OF OUTDOOR AMERICAS

On April 2, 2014, Outdoor Americas completed the initial public offering of its common stock, through which it sold 23,000,000 shares of its outstanding common stock, representing 19% of its outstanding common stock, for $28.00 per share. Total proceeds from the initial public offering aggregated $615 million, net of $29 million of underwriting discounts and commissions and before $15 million of other offering expenses. As a result of the initial public offering, CBS established a noncontrolling interest on its consolidated balance sheet of $274 million for the carrying value of the 19% public ownership in Outdoor Americas. The initial public offering has been accounted for as an equity transaction, as CBS retained a controlling financial interest and continued to consolidate Outdoor Americas. The adjustment of $315 million to “additional paid-in-capital” reflects the excess of the net proceeds received from the initial public offering over the carrying value of the noncontrolling interest and the effect of the adjustment of $11 million to “accumulated other comprehensive loss” due to the 19% public ownership of Outdoor Americas.

2)    DECONSOLIDATION OF OUTDOOR AMERICAS

Prior to the completion of its initial public offering, Outdoor Americas was an indirect wholly owned subsidiary of CBS. Following the initial public offering of Outdoor Americas, CBS indirectly owns 97,000,000 shares of Outdoor Americas common stock in the aggregate, representing approximately 81% of the outstanding shares of Outdoor Americas common stock. In connection with this exchange offer, CBS intends to dispose of all of the shares of Outdoor Americas common stock that it indirectly owns by means of a tax-free split-off.

Following the completion of the split-off, Outdoor Americas will be accounted for as a discontinued operation of CBS. The deconsolidation adjustments include the reversal of (i) the historical assets and liabilities and results of operations of Outdoor Americas, including the related tax impact (ii) consolidation entries and (iii) previously eliminated transactions between Outdoor Americas and subsidiaries of CBS, as a result of the completion of the split-off.

3)    EXCHANGE OFFER AND SPLIT-OFF OF OUTDOOR AMERICAS

These unaudited pro forma condensed consolidated financial statements assume an exchange ratio of 2.0238 shares of Outdoor Americas common stock for each share of CBS Class B common stock tendered, which represents the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on June 10, 2014, and is calculated as the average CBS price of $60.75 per share divided by 93.0% of the average Outdoor Americas price of $32.28 per share, reflecting a discount of 7.0%. The average prices reflect the simple arithmetic average of the daily volume-weighted average prices of shares of CBS Class B common stock and Outdoor Americas common stock on the NYSE during the three consecutive trading days ending on and including June 10, 2014. These unaudited pro forma condensed consolidated financial statements assume the exchange offer is fully subscribed, with 47,929,637 shares of CBS Class B common stock being exchanged for the 97,000,000 shares of Outdoor Americas common stock that are owned by CBS in the aggregate.

Shares of Outdoor Americas common stock owned by CBS	97,000,000
Exchange ratio	2.0238

Total shares of CBS Class B common stock accepted	47,929,637

The final exchange ratio will be determined based on the Average CBS Price and Average Outdoor Americas Price on the NYSE during the three consecutive trading days ending on and including the expiration date of the exchange offer, subject to the upper limit of 2.1917 shares of Outdoor Americas common stock for each share of CBS Class B common stock tendered. The actual number of shares of CBS Class B common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of CBS Class B common stock validly tendered and not validly withdrawn. For example, assuming the upper limit is in effect at the expiration of the exchange offer and the exchange offer is fully subscribed, CBS would acquire 44,257,882 shares of CBS Class B common stock.

If the exchange offer is consummated and not fully subscribed because less than all shares of Outdoor Americas common stock owned by CBS are exchanged, the remaining shares of Outdoor Americas common stock owned by CBS may be offered in one or more subsequent exchange offers and/or distributed on a pro rata basis to CBS stockholders whose shares of CBS Class B common stock remain outstanding after consummation of the exchange offer(s). The determination of whether, when and how to proceed with the completion of the split-off is entirely within the discretion of CBS.

The 47,929,637 shares of CBS Class B common stock acquired in the exchange offer have been reflected as treasury stock on the unaudited pro forma condensed consolidated balance sheet. This transaction results in a one-time gain to CBS estimated to be approximately $1.78 billion calculated as follows:

Estimated fair value of CBS Class B common stock tendered (47,929,637 shares at $61.13 per share as of June 10, 2014)	$2,930
CBS’s carrying value in Outdoor Americas	(1,154)
Accumulated other comprehensive loss	27
Estimated transaction costs	(27)

Net gain on split-off of Outdoor Americas from CBS	$1,776

The split-off is accounted for as a tax-free transaction and therefore, there is no tax impact on the gain. This gain, which will be reflected in discontinued operations in CBS’s consolidated statement of operations, has not been reflected in the pro forma condensed consolidated statements of operations.

The amount of the actual gain will be calculated as of the closing of the exchange offer and could differ from the current estimate based on several factors, including the final exchange ratio, the value of CBS Class B common stock and CBS’s carrying value of Outdoor Americas at the time the exchange offer is consummated. For example, assuming the upper limit is in effect at the expiration of the exchange offer (each share of CBS Class B common stock will be exchanged for 2.1917 shares of Outdoor Americas common stock), the exchange offer is fully subscribed, the market value of CBS Class B common stock is $61.13 per share, and there is no change to any other assumptions presented in the gain calculation above, the fair value of CBS Class B common stock tendered would be $2.71 billion and the net gain on the split-off of Outdoor Americas from CBS would be approximately $1.55 billion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF OUTDOOR AMERICAS

(tabular dollars in millions, except per share amounts)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas should be read in conjunction with Outdoor Americas’ historical consolidated financial statements and the notes thereto and the unaudited pro forma consolidated financial statements and the notes thereto included elsewhere in this prospectus. This section contains forward-looking statements that involve numerous risks and uncertainties. The forward-looking statements are subject to a number of important factors, including, but not limited to, those factors discussed in the section entitled “Risk Factors” and the section entitled “Cautionary Statement Concerning Forward-Looking Statements,” that could cause Outdoor Americas’ actual results to differ materially from the results described herein or implied by such forward-looking statements.

The Outdoor Americas prior period financial statements and the notes thereto were presented on a “carve-out” basis from the consolidated financial statements of CBS, Outdoor Americas’ indirect parent, using the historical results of operations, cash flows, assets and liabilities attributable to CBS’s Outdoor Americas operating segment and include allocations of expenses from CBS. These allocations reflect significant assumptions, and the financial statements do not necessarily reflect what Outdoor Americas’ financial position, results of operations or cash flows would have been had Outdoor Americas been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of Outdoor Americas’ future results of operations, financial position or cash flows.

Overview

Outdoor Americas provides advertising space (“displays”) on out-of-home advertising structures and sites in the United States, Canada and Latin America. Outdoor Americas manages its business through two segments — United States and International. As of March 31, 2014, Outdoor Americas was wholly owned by CBS. On April 2, 2014, Outdoor Americas completed the initial public offering of its common stock, through which it sold 23,000,000 shares of its common stock, including 3,000,000 shares of its common stock sold pursuant to the underwriters’ option to purchase additional shares. See “—Initial Public Offering.” As a result of the initial public offering, immediately prior to the commencement of the exchange offer, CBS indirectly owns approximately 81% of the outstanding shares of Outdoor Americas common stock. In connection with this exchange offer, CBS intends to dispose of all of the shares of Outdoor Americas common stock that it indirectly owns through a tax-free split-off, pursuant to which CBS is undertaking the exchange offer. In order to effect the separation by means of a tax-free split-off, if the exchange offer is consummated and not fully subscribed because less than all shares of Outdoor Americas common stock owned by CBS are exchanged, the remaining shares of Outdoor Americas common stock owned by CBS may be offered in one or more subsequent exchange offers and/or distributed on a pro rata basis to CBS stockholders whose shares of CBS Class B common stock remain outstanding after consummation of the exchange offer(s). The determination of whether, when and how to proceed with the separation is entirely within the discretion of CBS.

Outdoor Americas intends to make an election on its federal income tax return for its taxable year beginning the day after the separation and ending December 31, 2014 to be treated as a REIT. On April 16, 2014, CBS received a private letter ruling from the IRS, subject to the terms and conditions contained therein, with respect to certain issues relevant to Outdoor Americas’ qualification to be taxed as a REIT.

If CBS completes the separation by means of the split-off, CBS will allocate its earnings and profits between CBS and Outdoor Americas in accordance with provisions of the Code. In order to comply with certain REIT qualification requirements, Outdoor Americas expects, before the end of any REIT taxable year in which it has accumulated earnings and profits attributable to a non-REIT year, to declare a dividend to its stockholders to distribute such accumulated earnings and profits, including any earnings and profits allocated to Outdoor Americas by CBS in connection with the split-off (any such distribution declared in its first REIT taxable year or with respect to earnings and profits allocated to Outdoor Americas by CBS, the “Purging Distribution(s)”).

Business

Outdoor Americas is one of the largest lessors of advertising space on out-of-home advertising structures and sites across the United States, Canada and Latin America. The majority of Outdoor Americas’ inventory is billboard displays, which are primarily located on the most heavily traveled highways and roadways in the top Nielsen Media Research’s Designated Marketing Areas; Outdoor Americas also operates a transit advertising display network with exclusive multi-year contracts with municipalities in large cities across the United States. In total, Outdoor Americas has displays in all of the 25 largest markets in the United States and over 180 markets in the United States, Canada and Latin America. Outdoor Americas’ top market, high profile location focused portfolio includes sites such as the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles, and both Grand Central Station and Times Square in New York. With newly deployed metrics (“TAB Out of Home Ratings”), Outdoor Americas is able to provide advertisers with the actual audience, in terms of audience size and demographic composition that is exposed to individual signs. The combination of location and audience delivery is a selling proposition unique to the out-of-home industry. The breadth and depth of Outdoor Americas’ portfolio provides its customers with a multitude of options to address a wide range of marketing objectives from national, brand-building campaigns to hyper local businesses who want to drive customers to their retail location “one mile down the road.”

Outdoor Americas believes that out-of-home advertising is an attractive form of advertising as its displays are ALWAYS ON™ and cannot be turned off, skipped or fast-forwarded, and that it provides customers with a differentiated advertising solution at an attractive price point relative to other forms of advertising. In addition to leasing displays, Outdoor Americas provides other value-added services to its customers, such as pre-campaign category research, creative design support and post-campaign tracking and analytics. Outdoor Americas uses a real-time mobile operations reporting system that enables proof of performance to customers. Outdoor Americas has a diversified base of customers across various industries. During the three months ended March 31, 2014, Outdoor Americas’ largest categories of advertisers were retail, television and professional services, which represented 9%, 8% and 7% of its total United States revenues, respectively.

Outdoor Americas manages its business through the following two segments:

United States. As of March 31, 2014, Outdoor Americas had the largest number of advertising displays of any out-of-home advertising company operating in the 25 largest markets in the United States. For both the three months ended March 31, 2014 and the year ended December 31, 2013, Outdoor Americas’ United States segment generated 20% of its revenues in the New York City metropolitan area and 12% of its revenues in the Los Angeles metropolitan area. For the three months ended March 31, 2014, Outdoor Americas’ United States segment generated $255.0 million of revenues and $80.3 million of Adjusted OIBDA. For the year ended December 31, 2013, Outdoor Americas’ United States segment generated $1.13 billion of revenues and $406.4 million of Adjusted OIBDA.

International. Outdoor Americas’ International segment includes Outdoor Americas’ operations in Canada and Latin America, including Mexico, Argentina, Brazil, Chile and Uruguay. For the three months ended March 31, 2014, Outdoor Americas’ International segment generated $32.9 million of Revenues and $1.1 million of Adjusted OIBDA. For the year ended December 31, 2013, Outdoor Americas’ International segment generated $163.9 million of revenues and $29.1 million of Adjusted OIBDA.

Initial Public Offering

On April 2, 2014, Outdoor Americas completed the initial public offering of 23,000,000 shares of its common stock, including 3,000,000 shares of its common stock sold pursuant to the underwriters’ option to purchase additional shares, at a price of $28.00 per share for total net proceeds, after underwriting discounts and commissions, of $615.0 million. Of the total net proceeds, $515.0 million was transferred to a wholly owned subsidiary of CBS as partial consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment to Outdoor Americas. The remaining $100.0 million was retained by Outdoor Americas and will be used to pay the cash portion of the Purging Distribution(s) (i.e., the distribution(s) to its stockholders of historical earnings and profits, which will be required in connection with Outdoor Americas’ election to be taxed as a REIT after the completion of the split-off). Following the final payment of this required Purging Distribution(s), Outdoor Americas will pay to CBS, or CBS will pay to Outdoor Americas, as applicable, the difference between the actual cash portion of the distribution and the $100.0 million retained by Outdoor Americas.

After the completion of Outdoor Americas’ initial public offering and immediately prior to the commencement of the exchange offer, CBS indirectly owned approximately 81% of the outstanding shares of Outdoor Americas common stock.

Economic Environment

Outdoor Americas’ revenues and operating results are sensitive to fluctuations in advertising expenditures, general economic conditions and other external events beyond its control.

Business Environment

Outdoor Americas operates in a highly competitive industry. Increasing the number of digital billboard displays in the most heavily trafficked locations is an important element of its organic growth strategy. Digital billboard displays generate approximately three to four times more revenue per display on average than traditional static billboard displays and are attractive to Outdoor Americas’ customers because they allow for the development of richer and more visually engaging messages, as well as provide its customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns.

Outdoor Americas’ revenues and profits may fluctuate due to seasonal advertising patterns and influences on advertising markets. Typically, Outdoor Americas’ revenues and profits are highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers cut back on spending following the holiday shopping season.

Outdoor Americas’ large-scale portfolio allows its customers to reach a national audience and also provides the flexibility to tailor campaigns to specific regions or markets. For each of the three months ended March 31, 2014 and 2013, Outdoor Americas generated approximately 37% of its United States revenues from national advertising campaigns.

Tax Status

Outdoor Americas is, and, until CBS ceases to own at least 80% of its outstanding common stock, including by way of the exchange offer, will remain, a member of CBS’s consolidated tax group and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes. Pursuant to the tax matters agreement that Outdoor Americas entered into with CBS, Outdoor Americas is liable to pay CBS for any taxes imposed on or relating to Outdoor Americas while it is a member of the CBS consolidated tax group.

Following the separation, which may be effected by the exchange offer, Outdoor Americas intends to elect and qualify to be taxed as a REIT, and Outdoor Americas, together with one or more of its subsidiaries, will jointly elect to treat such subsidiaries as taxable REIT subsidiaries (the “TRS election”). Outdoor Americas expects the separation to be consummated in 2014 and to make the REIT election for Outdoor Americas’ taxable year beginning the day after the effective date of the separation and ending December 31, 2014. However, Outdoor Americas may cease to be a member of the CBS consolidated tax group prior to the effective date of the separation. In such circumstance, Outdoor Americas may make its REIT election (and the TRS election) effective as of the day after it ceases to be a member of the CBS consolidated tax group. On April 16, 2014, CBS received a private letter ruling from the IRS, subject to the terms and conditions contained therein, with respect to certain issues relevant to Outdoor Americas’ qualification to be taxed as a REIT.

To maintain REIT status, Outdoor Americas must meet a number of organizational and operational requirements (see “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock”), including a requirement that it annually distributes to its stockholders at least 90% of its REIT taxable income, determined without regards to the dividends-paid deduction and excluding any net capital gains.

Revenues

Outdoor Americas derives revenues primarily from providing advertising space to customers on Outdoor Americas’ advertising structures and sites. Outdoor Americas’ contracts with customers generally cover periods ranging from four weeks to one year. Revenues from billboard displays are recognized as rental income on a straight-line basis over the contract term. Transit and other revenues are recognized as earned, which is typically ratably over the contract period. For space provided to advertisers through the use of an advertising agency whose commission is calculated based on a stated percentage of gross advertising spending, Outdoor Americas’ revenues are reported net of agency commissions.

Expenses

Operating Expenses. Outdoor Americas’ major categories of operating expenses are as follows:

Billboard property lease expenses. These expenses reflect the cost of leasing the real property on which Outdoor Americas’ billboards are mounted. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. Rental expenses are comprised of a fixed monthly amount and under certain agreements also include contingent rent, which varies based on the revenues Outdoor Americas generates from the leased site. Property leases are generally paid in advance for periods ranging from one to 12 months. The fixed rent is expensed evenly over the contract term and the contingent rent is expensed, as it becomes probable, which is consistent with when the related revenues are recognized.

Transit franchise expenses. These expenses reflect costs charged by municipalities and transit operators under transit advertising contracts and are generally calculated based on a percentage of the revenues Outdoor Americas generates under the contract, with a minimum guarantee. The costs that are determined based on a percentage of revenues are expensed as incurred when the related revenues are recognized, and the minimum guarantee is expensed over the contract term.

Posting, maintenance and other site-related expenses. These expenses primarily reflect costs associated with posting and rotation, materials, repairs and maintenance, utilities and property taxes.

Selling, General and Administrative Expenses. Outdoor Americas’ selling, general and administrative (“SG&A”) expenses include selling costs, employee compensation and other costs for back office support. During 2014, Outdoor Americas expects increased SG&A expenses associated with services previously provided by CBS as well as for additional public company expenses that did not apply to Outdoor Americas historically.

Depreciation. Outdoor Americas’ depreciation primarily relates to its advertising structures which are depreciated over the shorter of the contract term or useful life. Depreciation also relates to furniture, equipment, buildings and improvements.

Amortization. Outdoor Americas’ intangible assets subject to amortization are primarily comprised of acquired permits and leasehold agreements and franchise agreements which grant Outdoor Americas the right to operate out-of-home advertising structures in specified locations and the right to provide advertising space on railroad and municipal transit properties. Amortization also includes the amortization of direct lease acquisition costs, which are variable commissions directly associated with billboard revenues. These costs are amortized on a straight-line basis over the related customer lease term, which generally ranges from four weeks to one year.

Analysis of Results of Operations—Three Months Ended March 31, 2014 vs. Three Months Ended March 31, 2013

Key Performance Indicators

Outdoor Americas’ management reviews its performance by focusing on the indicators described below.

Several of Outdoor Americas’ key performance indicators are not prepared in conformity with GAAP. Outdoor Americas believes these non-GAAP performance indicators are meaningful supplemental measures of its operating performance and should not be considered in isolation of, or as a substitute for, their most directly comparable GAAP financial measures.

In addition, in the first quarter of 2014, Outdoor Americas incurred $4.9 million of costs associated with operating as a stand-alone public company ($3.8 million incrementally over the first quarter of 2013) and $12.4 million of interest expense relating to its entry into the Senior Credit Facilities (as defined herein) and the issuance of the Senior Notes (as defined herein). In the first quarter of 2013, Outdoor Americas incurred a significant net gain of $9.8 million on the disposition of most of its billboards in Salt Lake City in exchange for billboards in New Jersey. In an effort to help users evaluate its operating performance for three months ended March 31, 2014 versus the three months ended March 31, 2013, where indicated, Outdoor Americas presents Operating income, Net income, Adjusted OIBDA, FFO and AFFO and related adjusted weighted average per share amounts for the first quarter of 2013 on a comparable basis to 2014.

	Three Months Ended March 31,
	2014	2013	% Change
Revenues	$287.9	$279.2	3%
Constant dollar revenues(a)	287.9	275.7	4
Operating income
Reported	26.7	34.7	(23)
2013 on a comparable basis	26.7	21.1	27
Adjusted OIBDA(b):
Reported	75.6	75.4	—
2013 on a comparable basis	75.6	71.6	6
FFO(b):
Reported	50.3	57.1	(12)
2013 on a comparable basis	50.3	47.9	5
AFFO(b):
Reported	40.8	46.5	(12)
2013 on a comparable basis	40.8	38.0	7
Net income:
Reported	8.4	19.9	(58)
2013 on a comparable basis(c)	8.4	5.0	68

(a)	Revenues on a constant dollar basis is calculated as reported revenues excluding the impact of foreign currency exchange rates between periods. Outdoor Americas provides constant dollar revenues to understand the underlying growth rate of revenue excluding the impact of changes in foreign currency exchange rates between periods, which are not under management’s direct control. Outdoor Americas management believes constant dollar revenues are useful to users because it enables them to better understand the level of growth of Outdoor Americas’ business period to period. Since constant dollar revenues is not a measure calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, revenues as an indicator of operating performance. Constant dollar revenues, as Outdoor Americas calculates it, may not be comparable to similarly titled measures employed by other companies.
(b)	See “—Reconciliation Tables” for a reconciliation of Operating income to Adjusted OIBDA, Net income to FFO and AFFO, and results for the three months ended March 31, 2013, on a comparable basis.
(c)	See “—Net income” for a reconciliation of 2013 Net income to 2013 Net income on a comparable basis.

Adjusted OIBDA

Outdoor Americas calculates “Adjusted OIBDA” as operating income before depreciation, amortization, net gain (loss) on dispositions, stock-based compensation and restructuring charges. Outdoor Americas calculates Adjusted OIBDA margin by dividing Adjusted OIBDA by total revenues. Outdoor Americas uses Adjusted OIBDA and Adjusted OIBDA margin to evaluate its operating performance. Adjusted OIBDA and Adjusted OIBDA margin are among the primary measures Outdoor Americas uses for managing its business, and for planning and forecasting future periods, as each is an important indicator of its operational strength and business performance. Outdoor Americas management believes users of its financial data are best served if the information that is made available to them allows them to align their analysis and evaluation of Outdoor Americas’ operating results along the same lines that Outdoor Americas management uses in managing, planning and executing its business strategy. Outdoor Americas management also believes that the presentations of Adjusted OIBDA and Adjusted OIBDA margin, as supplemental measures, are useful in evaluating its business because eliminating certain noncomparable items highlights underlying operational trends that may not otherwise be apparent when relying solely on GAAP financial measures. It is Outdoor Americas management’s opinion that these supplemental measures provide users with an important perspective on operating performance and also make it easier for users to compare its results with other companies that have different financing and capital structures or tax rates.

FFO and AFFO

Outdoor Americas calculates FFO in accordance with the definition established by NAREIT. FFO reflects net income adjusted to exclude gains and losses from the sale of real estate assets, depreciation and amortization of real estate assets, and amortization of direct lease acquisition costs, as well as the same adjustments for its equity-based investments, as applicable. Outdoor Americas calculates AFFO as FFO adjusted to include cash paid for direct lease acquisition costs as such costs are generally amortized over a period ranging from four weeks to one year and therefore are incurred on a regular basis. AFFO also includes cash paid for maintenance capital expenditures since these are routine uses of cash that are necessary for Outdoor Americas operations. In addition, AFFO excludes certain noncash items, including non-real estate depreciation and amortization, deferred income taxes, stock-based compensation expense, accretion expense, the noncash effect of straight-line rent and amortization of deferred financing costs. Outdoor Americas management uses FFO and AFFO measures for managing its business and for planning and forecasting future periods, and each is an important indicator of Outdoor Americas operational strength and business performance, especially compared to other REITs. Outdoor Americas management believes users are best served if the information that is made available to them allows them to align their analysis and evaluation of Outdoor Americas operating results along the same lines that its management uses in managing, planning and executing its business strategy. Outdoor Americas’ management also believes that the presentations of FFO, AFFO, and FFO and AFFO per adjusted weighted average share, as supplemental measures, are useful in evaluating Outdoor Americas’ business because adjusting results to reflect items that have more bearing on the operating performance of REITs highlights trends in Outdoor Americas’ business that may not otherwise be apparent when relying solely on GAAP financial measures. It is Outdoor Americas management’s opinion that these supplemental measures provide users with an important perspective on operating performance and also make it easier to compare Outdoor Americas’ results to other companies in its industry, as well as to REITs.

Adjusted Weighted Average Shares

Outdoor Americas presents weighted average shares on an adjusted basis of 120,000,000 shares to give effect to 23,000,000 shares issued on April 2, 2014 from its initial public offering, in addition to the 97,000,000 shares outstanding as of March 31, 2014, for basic and diluted earnings per share (“EPS”). Outdoor Americas also presents FFO, AFFO and Net income per adjusted weighted average share. Outdoor Americas’ management believes that these presentations are useful in evaluating its business because they allow users to evaluate Outdoor Americas’ per share results after giving effect to the issuance of shares of Outdoor Americas common stock in connection with its initial public offering, which increased the outstanding shares of Outdoor Americas common stock.

Comparable Basis for 2013 Adjustments

Outdoor Americas calculates Operating income, Net income, Adjusted OIBDA, FFO and AFFO, and related per adjusted weighted average share amounts, for the three months ended March 31, 2013, on a comparable basis by adjusting to exclude a significant net gain of $9.8 million incurred in the first quarter of 2013 on the disposition of most of its billboards in Salt Lake City in exchange for billboards in New Jersey, and to include $3.8 million of incremental costs associated with operating as a stand-alone public company incurred in the first quarter of 2014 and $12.4 million of interest expense relating to the entry into the Senior Credit Facilities (as defined herein) and the issuance of the Senior Notes (as defined herein), which were also incurred in the first quarter of 2014. Outdoor Americas management believes these adjusted presentations are useful in evaluating Outdoor Americas’ business because they allow users to compare Outdoor Americas’ operating performance for the first quarter of 2013 against the operating performance of the first quarter of 2014, including certain significant costs arising as a result of its separation from CBS.

Since adjusted weighted average shares, Adjusted OIBDA, Adjusted OIBDA margin, FFO, AFFO, FFO and AFFO per adjusted weighted average share and, on a comparable basis for 2013, operating income, net income, Adjusted OIBDA, FFO and AFFO and related per adjusted weighted average share amounts, are not measures calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, weighted average shares outstanding for basic and diluted EPS, operating income, net income and revenues, and the related weighted average per share amounts, the most directly comparable GAAP financial measures, as indicators of operating performance. These measures, as Outdoor Americas calculates them, may not be comparable to similarly titled measures employed by other companies. In addition, these measures do not necessarily represent funds available for discretionary use and are not necessarily a measure of Outdoor Americas’ ability to fund its cash needs.

Reconciliation Tables

The following tables reconcile operating income to Adjusted OIBDA, and net income to FFO and AFFO. The table also reconciles 2013 Adjusted OIBDA, FFO and AFFO to 2013 Adjusted OIBDA, FFO and AFFO on a comparable basis and includes FFO and AFFO per adjusted weighted average share (2013 on a comparable basis).

	Three Months Ended March 31,
	2014	2013
Operating income	$26.7	$34.7
Net gain on dispositions	(.9)	(9.8)
Depreciation	26.1	26.0
Amortization	21.9	22.9
Stock-based compensation	1.8	1.6
Restructuring charges	—	—

Adjusted OIBDA	75.6	75.4
Incremental stand-alone costs(a)	—	(3.8)

Adjusted OIBDA, 2013 on a comparable basis	$75.6	$71.6

Net income	$8.4	$19.9
Depreciation of billboard advertising structures	24.2	24.2
Amortization of real estate related intangible assets	10.7	10.7
Amortization of direct lease acquisition costs	7.0	7.8
Net gain on disposition of billboard advertising structures, net of tax	(.2)	(5.7)
Adjustment related to equity based investments	.2	.2

FFO	50.3	57.1
Incremental stand-alone costs, net of tax(a)	—	(2.2)
Incremental interest expense, net of tax(b)	—	(7.0)

FFO, 2013 on a comparable basis	$50.3	$47.9

FFO	$50.3	$57.1
Adjustment for deferred income taxes	(6.9)	(7.8)
Cash paid for direct lease acquisition costs	(8.5)	(9.4)
Maintenance capital expenditures	(3.0)	(2.0)
Other depreciation	1.9	1.8
Other amortization	4.2	4.4
Stock-based compensation	1.8	1.6
Non-cash effect of straight-line rent	(.2)	.2
Accretion expense	.5	.6
Amortization of deferred financing costs	.7	—

AFFO	40.8	46.5
Incremental stand-alone costs, net of tax(a)	—	(2.2)
Incremental interest expense, net of tax(b)	—	(7.0)
Amortization of deferred financing costs	—	.7

AFFO, 2013 on a comparable basis	$40.8	$38.0

FFO, 2013 on a comparable basis, per adjusted weighted average share(c)	$.42	$.40
AFFO, 2013 on a comparable basis, per adjusted weighted average share(c)	$.34	$.32
Adjusted weighted average shares(c)	120.0	120.0
Weighted average shares for basic and diluted EPS(d)	97.0	97.0

(a)	Adjustment to reflect incremental costs to operate as a stand-alone company at the same level as 2014.
(b)	Adjustment to reflect incremental interest expense, net of tax, at the same level as 2014.
(c)	Adjusted weighted average shares of 120,000,000 includes 23,000,000 shares issued on April 2, 2014 from Outdoor Americas’ initial public offering, in addition to the 97,000,000 shares outstanding as of March 31, 2014 for basic and diluted EPS. See “—Initial Public Offering.”
(d)	On March 14, 2014, Outdoor Americas’ board of directors declared a 970,000 to 1 stock split. As a result of the stock split, the 100 shares of Outdoor Americas common stock then outstanding were converted into 97,000,000 shares of Outdoor Americas common stock. The effects of the stock split have been applied retroactively to all reported periods for EPS purposes.

FFO for the three months ended March 31, 2014, of $50.3 million, decreased 12% compared to the same prior-year period, primarily due to higher interest costs, net of tax, of $7.0 million and incremental stand-alone costs, net of tax, of $2.2 million. AFFO for the three months ended March 31, 2014 was $40.8 million, a decrease of 12% compared to the same prior-year period. On a 2013 comparable basis, FFO increased 5% and AFFO increased 7% in the first quarter of 2014. AFFO per adjusted weighted average share for basic EPS was $.34 per share for the three months ended March 31, 2014, and AFFO, 2013 on a comparable basis, was $.32 per share.

Revenues

				(in constant dollars)(b)
	Three Months Ended March 31,		% Change	Three Months Ended March 31, 2013	% Change
	2014	2013
Revenues:
Billboard	$207.7	$205.3	1%	$202.5	3%
Transit and other	80.2	73.9	9	73.2	10

Total revenues	$287.9	$279.2	3	$275.7	4

Same-site revenues(a)	$286.3	$276.4	4
Noncomparable revenues	1.6	2.8	(43)

Total revenues	$287.9	$279.2	3

(a)	Same-site revenues are adjusted to exclude revenues attributable to any billboards or transit agreements which were not in place for both periods in their entirety, as a result of new acquisitions, new agreements, divestitures and non-renewals (“noncomparable revenues”). Outdoor Americas provides same-site revenues to understand the underlying growth rate of revenue excluding the impact of noncomparable revenues. Outdoor Americas management believes same-site revenues is useful to users because it enables them to better understand the level of growth of its business period to period. Since same-site revenues is not a measure calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, revenues as an indicator of operating performance. Same-site revenues, as Outdoor Americas calculates it, may not be comparable to similarly titled measures employed by other companies.
(b)	Revenues on a constant dollar basis is calculated as reported revenues excluding the impact of foreign currency exchange rates between periods.

Total revenues increased $8.7 million, or 3%, and same-site revenues increased $9.9 million, or 4%, in the three months ended March 31, 2014, compared to the same prior-year period. Outdoor Americas’ constant dollar revenues increased 4% compared to the same prior-year period.

Total billboard revenues increased $2.4 million, or 1%, in the three months ended March 31, 2014, compared to the same prior-year period, principally driven by growth in average revenue per display (yield) attributable to the conversion of traditional static billboard displays to digital billboard displays, partially offset by foreign currency exchange losses of $2.8 million. In constant dollars, billboard revenues increased $5.2 million, or 3%.

Total transit and other revenues increased $6.3 million, or 9%, in the three months ended March 31, 2014, compared to the same prior-year period, driven by higher revenues in 2014 from the television and movie industries and stronger local sales in the New York metropolitan area.

Expenses

The table below presents Outdoor Americas’ expenses by type.

	Three Months Ended March 31,		% Change
	2014	2013
Expenses:
Operating	$163.5	$162.2	1%
Selling, general and administrative	50.6	43.2	17
Net gain on dispositions	(.9)	(9.8)	(91)
Depreciation	26.1	26.0	—
Amortization	21.9	22.9	(4)

Total expenses	$261.2	$244.5	7

Operating Expenses

The table below presents Outdoor Americas’ operating expenses by type.

	Three Months Ended March 31,		% Change
	2014	2013
Operating expenses:
Billboard property lease	$69.1	$71.9	(4)%
Transit franchise	44.2	42.5	4
Posting, maintenance and other	50.2	47.8	5

Total operating expenses	$163.5	$162.2	1

Billboard property lease expenses represented 33% of billboard revenues in the three months ended March 31, 2014, and 35% in the three months ended March 31, 2013. Transit franchise expenses represented 67% of transit revenues for each of the three months ended March 31, 2014 and 2013.

Posting, maintenance and other expenses as a percentage of revenues were 17% for each of the three months ended March 31, 2014 and 2013. Posting, maintenance and other expenses increased $2.4 million, or 5%, in the three months ended March 31, 2014, compared to the same prior-year period, principally due to higher production and installation costs and an increase in property taxes.

Selling, General and Administrative Expenses. SG&A expenses represented 18% of revenues for the three months ended March 31, 2014, and 15% for the same prior-year period. SG&A expenses increased $7.4 million, or 17%, in the three months ended March 31, 2014, compared to the same prior-year period, primarily due to incremental stand-alone costs of $3.8 million, a higher provision for bad debt relative to last year, which benefited from an improved trend in receivable collections, and increased compensation-related expenses, partially offset by lower costs associated with Outdoor Americas’ planned conversion to a REIT.

Net Gain on Dispositions. Net gain on dispositions was $.9 million for the three months ended March 31, 2014, and includes a gain of $.6 million related to the divestiture of a transit shelter operation in Los Angeles. Net gain on dispositions for the three months ended March 31, 2013 represented a gain of $9.8 million from the disposition of most of Outdoor Americas’ billboards in Salt Lake City in exchange for billboards in New Jersey.

Depreciation. Depreciation in the three months ended March 31, 2014 was comparable to the same prior-year period.

Amortization. Amortization decreased $1.0 million, or 4% in the three months ended March 31, 2014, compared to the same prior-year period, principally driven by lower amortization due to dispositions in 2013. Amortization expense includes the amortization of direct lease acquisition costs of $7.0 million in the three months ended March 31, 2014, and $7.8 million in the same prior-year period. Capitalized direct lease acquisition costs were $7.3 million in the three months ended March 31, 2014, and $7.5 million in the same prior-year period.

Interest Expense. Interest expense was $12.5 million for the three months ended March 31, 2014. Outdoor Americas incurred indebtedness of $1.6 billion on January 31, 2014. See “—Liquidity and Capital Resources.”

Provision for Income Taxes. Outdoor Americas’ income tax provisions for the three months ended March 31, 2014 and 2013 were calculated on a separate tax return basis, even though its United States operating results were included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining Outdoor Americas’ tax provision and related tax accounts in the consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that it would have followed as a separate stand-alone company.

The provision for income taxes was $5.9 million for the three months ended March 31, 2014, and $14.9 million for the three months ended March 31, 2013, reflecting an effective income tax rate of 43.1% for the three months ended March 31, 2014 and 43.2% for the three months ended March 31, 2013.

Net Income. The following table is a reconciliation of reported results for the three months ended March 31, 2013, to results on a comparable basis to 2014. For a discussion of comparable basis for 2013 adjustments, see “—Key Performance Indicators.”

	Three Months Ended March 31,
	2013					2014
	Reported	Net Gain on Dispositions(a)	Stand-Alone Costs (b)	Interest Expense(c)	Comparable to 2014	Reported(e)
Revenues	$279.2	$—	$—	$—	$279.2	$287.9
Operating	162.2				162.2	163.5
Selling, general and administrative	43.2		3.8		47.0	50.6
Net gain on dispositions	(9.8)	9.8			—	(0.9)
Depreciation	26.0				26.0	26.1
Amortization	22.9				22.9	21.9

Operating income	34.7	(9.8)	(3.8)	—	21.1	26.7

Interest expense	(0.1)			(12.4)	(12.5)	(12.5)
Other expense, net	(0.1)				(0.1)	(0.5)

Income before provision for income taxes and equity in earnings of investee companies	34.5	(9.8)	(3.8)	(12.4)	8.5	13.7
Provision for income taxes	(14.9)	4.1	1.6	5.4	(3.8)	(5.9)
Equity in earnings of investee companies, net of tax	.3				.3	.6

Net income	$19.9	$(5.7)	$(2.2)	$(7.0)	$5.0	$8.4

Net income per common share:
Basic	$.21				$.05	$.09
Diluted	$.21				$.05	$.09

Weighted average shares outstanding:
Basic	97.0				97.0	97.0
Diluted	97.0				97.0	97.0

Net income per adjusted weighted average share(d)					$.04	$.07
Adjusted weighted average shares(d)					120.0	120.0

(a)	Adjustment to exclude Net gain on dispositions.
(b)	Adjustment to reflect incremental stand-alone costs at 2014 level.
(c)	Adjustment to reflect incremental interest expense at 2014 level.
(d)	Adjusted weighted average shares of 120,000,000 includes 23,000,000 shares issued on April 2, 2014 from Outdoor Americas’ initial public offering, in addition to the 97,000,000 shares outstanding as of March 31, 2014, for basic and diluted EPS. See “—Outdoor Americas’ Initial Public Offering.”
(e)	Net income, excluding Net gain on dispositions, net of tax, for the three months ended March 31, 2014, is $7.9 million.

For the three months ended March 31, 2014, net income was $8.4 million, a decrease of $11.5 million compared to the same prior-year period, primarily due to a $5.7 million after-tax gain on the disposition of most of Outdoor Americas’ billboards in Salt Lake City in 2013 and the incurrence of after-tax interest expense of $7.0 million in 2014. Weighted average shares outstanding as of March 31, 2014 reflect Outdoor Americas’ ownership by CBS and does not reflect the completion of its initial public offering in April 2014.

Net income for the three months ended March 31, 2014 increased 68% over net income for the three months ended March 31, 2013, on a comparable basis of $5.0 million, after excluding the after-tax gain in 2013 and reflecting the same after-tax interest cost and stand-alone costs as those incurred in the first quarter of 2014. Net income per adjusted weighted average share, using Outdoor Americas’ post-initial public offering share count of 120,000,000 shares, was $.07 per share for the three months ended March 31, 2014, and net income per adjusted weighted average share for the three months ended March 31, 2013, on a comparable basis was $.04 per share.

Segment Results of Operations—For the Three Months Ended March 31, 2014 and 2013

Outdoor Americas presents Adjusted OIBDA as the primary measure of profit and loss for its operating segments in accordance with Financial Accounting Standards Board (“FASB”) guidance for segment reporting. See “—Key Performance Indicators.”

The following table presents Outdoor Americas’ revenues, Adjusted OIBDA, operating income (loss) and depreciation and amortization by segment, for the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31,
	2014	2013
Revenues:
United States	$255.0	$245.2
International	32.9	34.0

Total revenues	287.9	279.2
Foreign currency exchange impact	—	(3.5)

Constant dollar revenues(a)	$287.9	$275.7

Operating income	$26.7	$34.7
Net gain on dispositions	(.9)	(9.8)
Depreciation	26.1	26.0
Amortization	21.9	22.9
Stock-based compensation(b)	1.8	1.6

Adjusted OIBDA	$75.6	$75.4

Adjusted OIBDA:
United States	$80.3	$80.1
International	1.1	.6
Corporate	(5.8)	(5.3)

Total Adjusted OIBDA	$75.6	$75.4

Operating income (loss):
United States	$40.0	$48.2
International	(5.7)	(6.6)
Corporate	(7.6)	(6.9)

Total operating income	$26.7	$34.7

(a)	Revenues on a constant dollar basis is calculated as reported revenues excluding the impact of foreign currency exchange rates between periods.
(b)	Stock-based compensation is classified as a Corporate expense.

United States

	Three Months Ended March 31,		% Change
	2014	2013
Revenues:
Billboard	$182.2	$178.4	2%
Transit and other	72.8	66.8	9

Total revenues	$255.0	$245.2	4

Same-site revenues(a)	$253.4	$242.4	5
Noncomparable revenues	1.6	2.8	(43)

Total revenues	255.0	245.2	4
Operating expenses	(139.0)	(136.1)	2
Selling, general and administrative expenses	(35.7)	(29.0)	23

Adjusted OIBDA	$80.3	$80.1	—

Operating income	$40.0	$48.2	(17)
Net gain on dispositions	(.8)	(9.9)	(92)
Depreciation and amortization	41.1	41.8	(2)

Adjusted OIBDA	$80.3	$80.1	—

(a)	Same-site revenues are adjusted to exclude revenues attributable to any billboards or transit agreements which were not in place for both periods in their entirety, as a result of new acquisitions, new agreements, divestitures and non-renewals (“noncomparable revenues”).

Total United States revenues increased $9.8 million, or 4%, and United States same-site revenues increased $11.0 million, or 5%, in the first quarter of 2014, compared to the same prior-year period. Total revenue growth was led by increases in the New Jersey and New York markets, which increased a total of $7.9 million. For each of the three months ended March 31, 2014 and 2013, Outdoor Americas generated approximately 37% of its United States revenues from national advertising campaigns.

Revenues from United States billboards increased $3.8 million, or 2%, in the three months ended March 31, 2014, compared to the same prior-year period, reflecting growth in average revenue per display (yield) attributable to the conversion of traditional static billboard displays to digital billboard displays, and an increase in average rates.

Transit and other revenues in the United States increased $6.0 million, or 9%, in the three months ended March 31, 2014, compared to the same prior-year period, reflecting higher revenues in 2014 from the television and movie industries and stronger local sales in the New York metropolitan area.

United States operating and SG&A expenses increased $2.9 million and $6.7 million, or 2% and 23%, respectively, in the three months ended March 31, 2014, compared to the same prior-year period, primarily due to incremental stand-alone costs, a higher provision for bad debt relative to last year, which benefited from an improved trend in receivable collections, increased compensation-related expenses and higher transit franchise expenses due to the increase in transit revenues.

United States Adjusted OIBDA increased $.2 million in the three months ended March 31, 2014, while the three months ended March 31, 2014, includes $1.7 million of incremental stand-alone costs. Adjusted OIBDA margin decreased to 31% in the three months ended March 31, 2014, from 33% in the same prior-year period.

International

	Three Months Ended March 31,		% Change	(in constant dollars)(a)
				Three Months Ended March 31, 2013	% Change
	2014	2013
Revenues:
Billboard	$25.5	$26.9	(5)%	$24.1	6%
Transit and other	7.4	7.1	4	6.4	16

Total revenues	$32.9	$34.0	(3)	$30.5	8

Same-site revenues(b)	$32.9	$34.0	(3)
Noncomparable revenues	—	—	NM

Total revenues	$32.9	$34.0	(3)

Canada	$16.5	$15.7	5	$14.4	15
Latin America	16.4	18.3	(10)	16.1	2

Total revenues	32.9	34.0	(3)	30.5	8

Operating expenses	(24.5)	(26.1)	(6)	(23.3)	5
Selling, general and administrative expenses	(7.3)	(7.3)	—	(6.5)	12

Adjusted OIBDA	$1.1	$.6	83	$.7	57

Operating loss	$(5.7)	$(6.6)	(14)
Net (gain) loss on dispositions	(.1)	.1	NM
Depreciation and amortization	6.9	7.1	(3)

Adjusted OIBDA	$1.1	$.6	83

NM Calculation is not meaningful.

(a)	Revenues on a constant dollar basis is calculated as reported revenues excluding the impact of foreign currency exchange rates between periods.
(b)	Same-site revenues are adjusted to exclude revenues attributable to any billboards or transit agreements which were not in place for both periods in their entirety, as a result of new acquisitions, new agreements, divestitures and non-renewals (“noncomparable revenues”).

Total international revenues decreased $1.1 million, or 3%, in the three months ended March 31, 2014, compared to the same prior-year period, reflecting the negative impact of foreign exchange. In constant dollars, total international revenues increased 8%, driven by an increase in Canada of 15% and an increase in Latin America of 2%.

International operating expenses decreased $1.6 million, or 6%, in the three months ended March 31, 2014, compared to the same prior-year period, while selling, general and administrative expenses were comparable to the prior-year period, primarily driven by the impact of foreign exchange rate changes, partially offset by higher costs from the timing of severance expenses in 2013.

International Adjusted OIBDA increased $.5 million, or 83%, in the three months ended March 31, 2014, compared to the same prior-year period, driven by the increase in revenues, partially offset by higher expenses, both on a constant dollar basis. In constant dollars, international Adjusted OIBDA increased $.4 million, or 57%, compared to the same prior-year period.

Corporate

Corporate expenses primarily include expenses associated with employees who provide centralized services. Corporate expenses, excluding stock-based compensation, were $5.8 million in the three months ended March 31, 2014 and $5.3 million in the three months ended March 31, 2013, reflecting incremental stand-alone costs of $2.1 million, partially offset by lower costs associated with Outdoor Americas’ planned conversion to a REIT.

Analysis of Results of Operations—2013 vs. 2012 and 2012 vs. 2011

The following table sets forth Outdoor Americas’ results of operations.

	Year Ended December 31,
	2013	2012	2011
Revenues:
Billboard	$925.7	$913.6	$894.2
Transit and other	368.3	371.0	382.9

Total revenues	1,294.0	1,284.6	1,277.1

Expenses:
Operating	686.9	700.1	689.4
Selling, general and administrative	199.8	181.8	178.4
Restructuring charges	—	2.5	3.0
Net (gain) loss on dispositions	(27.3)	2.2	2.0
Depreciation	104.5	105.9	109.0
Amortization	91.3	90.9	102.9

Total expenses	1,055.2	1,083.4	1,084.7

Operating income	238.8	201.2	192.4
Other income (expense), net	(1.2)	(1.0)	.8

Income before income taxes and equity in earnings of investee companies	237.6	200.2	193.2
Provision for income taxes	(96.6)	(89.0)	(87.8)
Equity in earnings of investee companies, net of tax	2.5	2.2	1.7

Net income	$143.5	$113.4	$107.1

Revenues. For 2013, total revenues increased $9.4 million, or 1%, to $1.29 billion from $1.28 billion in 2012. Outdoor Americas’ “same-site” revenues, which exclude the impact of new billboards and transit agreements, as well as divested billboards and the nonrenewal of transit agreements, increased 1% compared to the prior year.

Total billboard revenues increased $12.1 million, or 1%, to $925.7 million in 2013 from $913.6 million in 2012, principally driven by an increase in the number of digital billboard displays, which were mainly converted from static displays, to approximately 390 at December 31, 2013 from approximately 280 at December 31, 2012. Revenues generated from billboard displays that were digital at December 31, 2013 were $74.3 million for 2013, an increase of $13.0 million, or 21%, compared to revenues on the same billboard displays (whether static or digital) for the comparable prior-year period. Billboard revenue growth also reflects higher average rates in the United States, partially offset by lower political advertising in Mexico due to the presidential election in 2012, a decline in Canada and the negative impact of foreign exchange rate changes. Billboard occupancy in the United States in 2013 was comparable to 2012.

For 2013, total transit and other revenues decreased $2.7 million, to $368.3 million from $371.0 million in 2012, driven by a decrease of $5.7 million attributable to the nonrenewal of several low-margin and unprofitable transit agreements in Canada, partially offset by growth in the United States attributable to higher average rates.

The following table presents a reconciliation of same-site revenues to total reported revenues. Same-site revenues are adjusted to exclude revenues attributable to any billboards or transit agreements which were not in place for each of the years in their entirety, as a result of new acquisitions, new agreements, divestitures, and nonrenewals (“noncomparable revenues”).

	2013	2012
Year Ended December 31,
Same-site revenues	$1,276.7	$1,261.5
Noncomparable revenues	17.3	23.1

Total revenues	$1,294.0	$1,284.6

For 2012, total revenues increased $7.5 million, or 1%, to $1.28 billion, compared to the prior year reflecting improvement in the economy, partially offset by the impact of the nonrenewal of certain contracts. Same-site revenues for 2012 increased 3% from 2011.

Total billboard revenues increased $19.4 million, or 2%, to $913.6 million in 2012 from $894.2 million in 2011, principally driven by an increase in the number of digital billboard displays, which were mainly converted from static displays, to approximately 280 at December 31, 2012 from approximately 170 at December 31, 2011. Revenues generated from billboard displays that were digital at December 31, 2012 were $57.4 million for 2012, an increase of $14.6 million, or 34%, compared to revenues on the same billboard displays (whether static or digital) for the comparable prior-year period. Billboard revenue growth also reflects increased occupancy in the United States and higher political advertising in Mexico due to the presidential election in 2012, partially offset by the negative impact of foreign exchange rate changes.

Total transit and other revenues decreased $11.9 million, or 3%, to $371.0 million in 2012 from $382.9 million in 2011, driven by the nonrenewal of several transit contracts with municipalities, mainly with the Toronto Transit Commission, which was partially offset by new transit contracts with the New York Metropolitan Transportation Authority (“MTA”) to operate certain digital transit displays in New York City. In aggregate, the nonrenewal and addition of new transit agreements resulted in a net decrease to transit and other revenues of eight percentage points. Absent these additional and nonrenewed agreements, underlying growth in transit revenues for 2012 mainly reflects increased occupancy.

The following table presents a reconciliation of same-site revenues to total reported revenues. Same-site revenues are adjusted to exclude revenues attributable to any billboards or transit agreements which were not in place for each of the years in their entirety, as a result of new acquisitions, new agreements, divestitures and nonrenewals.

	2012	2011
Year Ended December 31,
Same-site revenues	$1,253.6	$1,217.0
Noncomparable revenues	31.0	60.1

Total revenues	$1,284.6	$1,277.1

Operating Expenses. For 2013, operating expenses decreased $13.2 million, or 2%, to $686.9 million from $700.1 million in 2012, and for 2012 increased $10.7 million, or 2%, to $700.1 million from $689.4 million in 2011.

The table below presents Outdoor Americas’ operating expenses by type.

	2013	2012	Increase/(Decrease) 2013 vs. 2012		2011	Increase/(Decrease) 2012 vs. 2011
Year Ended December 31,
Billboard property lease	$285.4	$279.0	$6.4	2%	$272.2	$6.8	2%
Transit franchise	197.1	203.8	(6.7)	(3)	208.1	(4.3)	(2)
Posting, maintenance and other site-related	195.6	207.8	(12.2)	(6)	198.5	9.3	5
Other	8.8	9.5	(.7)	(7)	10.6	(1.1)	(10)

Total operating expenses	$686.9	$700.1	$(13.2)	(2)	$689.4	$10.7	2

Billboard property lease expenses represented 42%, 40% and 39% of total operating expenses for 2013, 2012 and 2011, respectively. Billboard property lease expenses increased $6.4 million, or 2%, to $285.4 million in 2013 from $279.0 million in 2012, principally due to higher contractual rent from lease renewals and higher contingent rent expenses associated with increased billboard revenues. Billboard property lease expenses increased $6.8 million, or 2%, to $279.0 million in 2012 from $272.2 million in 2011, principally due to higher contingent rent expenses associated with the increase in billboard revenues. Billboard property lease expenses represented 31% of billboard revenues in each of 2013 and 2012, and represented 30% of billboard revenues in 2011.

Transit franchise expenses represented 29% of total operating expenses in each of 2013 and 2012, and represented 30% of total operating expenses for 2011. Transit franchise expenses decreased $6.7 million, or 3%, to $197.1 million in 2013 from $203.8 million in 2012, principally driven by cost reductions upon the renewal of a transit contract in Los Angeles at more favorable terms and the nonrenewal of several low margin and unprofitable transit agreements, mainly in Canada, partially offset by higher revenue-sharing expenses in the United States associated with the increase in the related transit and other revenues. For 2012, transit franchise expenses decreased $4.3 million, or 2%, to $203.8 million from $208.1 million in 2011, principally driven by the nonrenewal of the contract with the Toronto Transit Commission, partially offset by higher revenue-sharing expenses in the United States associated with the increase in transit and other revenues. Transit franchise expenses represented 62%, 64% and 63% of transit revenues in 2013, 2012 and 2011, respectively.

Posting, maintenance and other site-related expenses represented 28%, 30% and 29% of total operating expenses for 2013, 2012 and 2011, respectively. Posting, maintenance and other site-related expenses decreased $12.2 million, or 6%, to $195.6 million in 2013 from $207.8 million in 2012, principally due to a tax imposed on the billboard industry in Toronto, which resulted in a one-time retroactive payment of $7.9 million in 2012 and lower direct costs for compensation in 2013. For 2012, posting, maintenance and other site-related expenses increased $9.3 million, or 5%, to $207.8 million from $198.5 million in 2011, principally due to the aforementioned Toronto billboard tax which resulted in a $12.4 million expense in 2012. This increase was partially offset by cost decreases associated with foreign exchange rate changes.

Selling, General and Administrative Expenses. SG&A expenses represented 15% of revenues in 2013 and 14% of revenues in each of 2012 and 2011. SG&A expenses increased $18.0 million, or 10%, to $199.8 million in 2013 from $181.8 million in 2012, primarily reflecting professional fees of $7.3 million associated with matters related to Outdoor Americas’ expected election and qualification to be taxed as a REIT, incremental costs of $5.2 million related to Outdoor Americas’ preparation to operate as a stand-alone public company, and other increases in professional fees. For 2012, SG&A expenses increased $3.4 million, or 2%, to $181.8 million from $178.4 million in 2011, principally reflecting higher employee compensation expenses, including benefits.

Restructuring Charges. During 2012 and 2011, in efforts to reduce its cost structure, Outdoor Americas recorded restructuring charges of $2.5 million and $3.0 million, respectively, primarily in the United States segment. The charges principally reflect severance costs associated with the elimination of positions across various departments. There were no restructuring charges in 2013.

Net (Gain) Loss on Dispositions. Net gain on dispositions in 2013 was $27.3 million, which included a gain of $9.8 million from the disposition of most of Outdoor Americas’ billboards in Salt Lake City in exchange for billboards in New Jersey and a gain of $17.5 million associated with the disposition of its transit shelter operations in Los Angeles. During 2013, Outdoor Americas sold 50% of its transit shelter operations in Los Angeles, and Outdoor Americas and the buyer each subsequently contributed their respective 50% interests in these operations to a 50/50 joint venture they own together.

During 2012 and 2011, Outdoor Americas recorded a net loss from dispositions of $2.2 million and $2.0 million, respectively.

Depreciation. For 2013, depreciation decreased $1.4 million, or 1%, to $104.5 million from $105.9 million in 2012. For 2012, depreciation decreased $3.1 million, or 3%, to $105.9 million from $109.0 million in 2011. Both of these decreases were principally driven by lower depreciation associated with disposed billboards.

Amortization. For 2013, amortization increased $.4 million to $91.3 million from $90.9 million in 2012. For 2012, amortization decreased $12.0 million, or 12%, to $90.9 million from $102.9 million in 2011, principally a result of certain leasehold agreements becoming fully amortized. During 2013, 2012 and 2011, direct lease acquisition costs of $30.8 million, $31.4 million and $32.1 million, respectively, were capitalized and $30.9 million, $31.1 million and $32.1 million, respectively, were amortized.

Other Income (Expense), Net. For all the years presented “Other income (expense), net” primarily reflects foreign exchange gains and losses.

Provision for Income Taxes. Outdoor Americas’ income tax provisions as presented herein are calculated on a separate tax return basis, even though Outdoor Americas’ United States operating results are included in the consolidated federal and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining Outdoor Americas’ tax provision and related tax accounts in the consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that Outdoor Americas would have followed as a separate stand-alone company.

The provision for income taxes represents federal, state, local and foreign income taxes on income before taxes and equity in earnings of investee companies. The provision for income taxes was $96.6 million in 2013, $89.0 million in 2012 and $87.8 million in 2011, reflecting an effective income tax rate of 40.7% in 2013, 44.5% in 2012 and 45.4% in 2011. The decrease in the effective tax rate for 2013 was primarily driven by lower state taxes resulting from changes in state tax legislation.

Equity in Earnings of Investee Companies, Net of Tax. Equity in earnings of investee companies, net of tax of $2.5 million in 2013, $2.2 million for 2012 and $1.7 million for 2011 reflects Outdoor Americas’ share of the operating results of its 50% owned joint ventures, which consists of two out-of-home advertising companies that operate transit shelters in Los Angeles and Vancouver.

Net Income. Outdoor Americas reported net income of $143.5 million in 2013, $113.4 million in 2012 and $107.1 million in 2011. The increases in net income were mainly driven by revenue growth.

Segment Results of Operations—For the Years Ended December 31, 2013, 2012 and 2011

Outdoor Americas presents Adjusted OIBDA as the primary measure of profit and loss for its operating segments in accordance with FASB guidance for segment reporting.

The following tables present Outdoor Americas’ revenues, Adjusted OIBDA, operating income (loss) and depreciation and amortization by segment, for each of the years ended December 31, 2013, 2012 and 2011.

	2013	2012	2011
Year Ended December 31,
Revenues:
United States	$1,130.1	$1,098.6	$1,051.5
International	163.9	186.0	225.6

Total revenues	$1,294.0	$1,284.6	$1,277.1

	2013	2012	2011
Year Ended December 31,
Adjusted OIBDA:
United States	$406.4	$385.4	$364.7
International	29.1	30.5	57.2
Corporate	(20.7)	(7.5)	(7.6)

Total Adjusted OIBDA	414.8	408.4	414.3
Stock-based compensation(a)	(7.5)	(5.7)	(5.0)
Restructuring charges	—	(2.5)	(3.0)
Net gain (loss) on dispositions	27.3	(2.2)	(2.0)
Depreciation	(104.5)	(105.9)	(109.0)
Amortization	(91.3)	(90.9)	(102.9)

Operating income	238.8	201.2	192.4
Other income (expense), net	(1.2)	(1.0)	.8

Income before income taxes and equity in earnings of investee companies	237.6	200.2	193.2
Provision for income taxes	(96.6)	(89.0)	(87.8)
Equity in earnings of investee companies, net of tax	2.5	2.2	1.7

Net income	$143.5	$113.4	$107.1

	2013	2012	2011
Year Ended December 31,
Operating income (loss):
United States	$267.1	$216.4	$192.2
International	(.1)	(2.0)	12.8
Corporate	(28.2)	(13.2)	(12.6)

Total operating income	$238.8	$201.2	$192.4

	2013	2012	2011
Year Ended December 31,
Depreciation and amortization:
United States	$166.8	$165.6	$168.2
International	29.0	31.2	43.7

Total depreciation and amortization	$195.8	$196.8	$211.9

(a)	Stock-based compensation is classified as a corporate expense.

United States. Outdoor Americas’ United States segment contributed 87% to total revenues in 2013, 86% to total revenues in 2012 and 82% to total revenues in 2011.

2013 vs. 2012

	2013	2012
Year Ended December 31,
Same-site revenues	$1,112.8	$1,083.2
Noncomparable revenues	17.3	15.4

Total revenues	1,130.1	1,098.6
Operating and SG&A expenses	(723.7)	(713.2)

Adjusted OIBDA	406.4	385.4
Restructuring charges	—	(1.8)
Net gain (loss) on dispositions	27.5	(1.6)
Depreciation and amortization	(166.8)	(165.6)

Operating income	$267.1	$216.4

For 2013, total United States revenues increased $31.5 million, or 3%, to $1.13 billion from $1.10 billion in 2012. Revenues from United States billboards increased $25.9 million, or 3%, to $796.6 million in 2013 from $770.7 million in 2012, reflecting growth attributable to the conversion of traditional static billboard displays to digital billboard displays, and an increase in average rates. Total revenue growth was led by increases from the New York City and San Francisco markets, which increased 3% and 10%, respectively. Revenues generated from billboard displays that were digital at December 31, 2013 were $72.7 million in 2013, an increase of $12.3 million, or 20%, compared with revenues on the same billboard displays (whether static or digital) in 2012. At December 31, 2013, there were 373 digital billboard displays in the United States, compared to 277 at December 31, 2012. Transit and other revenues in the United States increased $5.6 million, or 2%, to $333.5 million in 2013 from $327.9 million in 2012, reflecting an increase in average rates.

For 2013, United States operating and SG&A expenses increased $10.5 million, or 1%, to $723.7 million from $713.2 million in 2012. United States billboard property lease costs increased 4%, primarily reflecting higher contingent rent associated with the increase in revenues and higher contractual rent from lease renewals. United States transit franchise expenses decreased 2%, primarily reflecting cost reductions upon the renewal of a transit contract in Los Angeles at more favorable terms, partially offset by higher revenue-sharing expense associated with the increase in transit and other revenues. In the United States, billboard property lease expenses represented 29% and 30% of billboard revenues in 2013 and 2012, respectively, and transit franchise expenses represented 64% and 66% of transit revenues in 2013 and 2012, respectively.

For 2013, United States Adjusted OIBDA increased $21.0 million, or 5%, to $406.4 million from $385.4 million in 2012 and the Adjusted OIBDA margin increased to 36% in 2013 from 35% in 2012. Net gain on dispositions in 2013 was $27.5 million, which included a gain of $9.8 million from the disposition of most of Outdoor Americas’ billboards in Salt Lake City in exchange for billboards in New Jersey and $17.5 million associated with the disposition of its transit shelter operations in Los Angeles. During 2013, Outdoor Americas sold 50% of its transit shelter operations in Los Angeles, and Outdoor Americas and the buyer each subsequently contributed their respective 50% interests in these operations to a 50/50 joint venture they own together.

2012 vs. 2011

Year Ended December 31,	2012	2011
Same-site revenues	$1,075.1	$1,032.4
Noncomparable revenues	23.5	19.1

Total revenues	1,098.6	1,051.5
Operating and SG&A expenses	(713.2)	(686.8)

Adjusted OIBDA	385.4	364.7
Restructuring charges	(1.8)	(2.2)
Net loss on dispositions	(1.6)	(2.1)
Depreciation and amortization	(165.6)	(168.2)

Operating income	$216.4	$192.2

For 2012, total United States revenues increased $47.1 million, or 4%, to $1.10 billion from $1.05 billion in 2011, primarily reflecting the conversion of additional traditional static billboard displays to digital billboard displays, which generate more revenues than traditional static billboard displays, and improvement in the economy. Total revenue growth was led by increases in Outdoor Americas’ two largest markets, New York City and Los Angeles, which increased 11% and 4%, respectively. Revenues from United States billboards increased $23.9 million, or 3%, to $770.7 million in 2012 from $746.8 million in 2011, reflecting higher pricing and occupancy rates and growth attributable to an increase in the number of digital billboard displays to 277 at December 31, 2012 from 173 at December 31, 2011. Revenues generated from billboard displays that were digital at December 31, 2012 were $57.4 million for 2012, an increase of $14.6 million, or 34%, compared to revenues on the same billboard displays (whether static or digital) for the comparable prior-year period. Transit and other revenues in the United States increased $23.2 million, or 8%, to $327.9 million in 2012 from $304.7 million in 2011, principally driven by new contracts with the New York MTA to operate certain digital displays in New York City and an increase in occupancy.

For 2012, United States operating and SG&A expenses increased $26.4 million, or 4%, to $713.2 million from $686.8 million in 2011. United States billboard property lease costs increased 3%, primarily reflecting higher contingent rent expenses associated with the increase in billboard revenues. United States transit franchise expenses increased 9%, primarily reflecting higher revenue sharing expenses in the United States associated with the increase in the related transit and other revenues. In the United States, billboard property lease expenses represented 30% of billboard revenues in each of 2012 and 2011, and transit franchise expenses represented 66% and 65% of transit revenues in 2012 and 2011, respectively.

For 2012, United States Adjusted OIBDA increased $20.7 million, or 6%, to $385.4 million from $364.7 million in 2011 primarily driven by the aforementioned revenue growth. For the United States, the Adjusted OIBDA margin was 35% in each of 2012 and 2011.

International. Outdoor Americas’ international segment contributed 13% to total revenues in 2013, 14% to total revenues in 2012 and 18% to total revenues in 2011.

2013 vs. 2012

Year Ended December 31,	2013	2012
Same-site revenues	$163.9	$178.3
Noncomparable revenues	—	7.7

Total revenues	163.9	186.0
Operating and SG&A expenses	(134.8)	(155.5)

Adjusted OIBDA	29.1	30.5
Restructuring charges	—	(.7)
Net loss on dispositions	(.2)	(.6)
Depreciation and amortization	(29.0)	(31.2)

Operating loss	$(.1)	$(2.0)

For 2013, total International revenues decreased $22.1 million, or 12%, to $163.9 million from $186.0 million in 2012. In constant dollars, which reflects revenues for the prior-year period translated based on foreign exchange rates during the current year period, total International revenues decreased 10%. Same-site revenues for Outdoor Americas’ International segment decreased 8%, reflecting a decline in Canada associated with the residual impact from the nonrenewal of transit contracts in prior periods and lower political advertising revenues in Mexico due to the presidential election in 2012.

For 2013, International operating and SG&A expenses decreased $20.7 million, or 13%, to $134.8 million from $155.5 million in 2012, primarily driven by lower expenses from the nonrenewal of several low-margin and unprofitable contracts, a tax imposed on the billboard industry in Toronto, which included a one-time retroactive payment of $7.9 million in 2012, and the effect of foreign exchange rates.

For 2013, International Adjusted OIBDA decreased $1.4 million, or 5%, to $29.1 million from $30.5 million in 2012, driven by the decline in same-site revenues partially offset by the aforementioned impact from the tax imposed on the billboard industry in Toronto.

2012 vs. 2011

Year Ended December 31,	2012	2011
Same-site revenues	$178.5	$184.6
Noncomparable revenues	7.5	41.0

Total revenues	186.0	225.6
Operating and SG&A expenses	(155.5)	(168.4)

Adjusted OIBDA	30.5	57.2
Restructuring charges	(.7)	(.8)
Net (loss) gain on dispositions	(.6)	.1
Depreciation and amortization	(31.2)	(43.7)

Operating income (loss)	$(2.0)	$12.8

For 2012, total International revenues decreased $39.6 million, or 18%, to $186.0 million from $225.6 million in 2011 principally reflecting the nonrenewal of contracts in Canada, primarily with the Toronto Transit Commission, and the negative impact of foreign exchange rate changes. In constant dollars, total International revenues decreased 15%. Same-site revenues for Outdoor Americas’ International segment decreased 3% reflecting the negative impact of foreign exchange rate changes.

For 2012, International operating and SG&A expenses decreased $12.9 million, or 8%, to $155.5 million from $168.4 million in 2011, principally reflecting cost decreases from the nonrenewal of transit contracts in Canada and the effect of foreign exchange rate changes, partially offset by a tax imposed on the outdoor billboard industry in Toronto which resulted in a $12.4 million payment in 2012, including a one-time retroactive payment of $7.9 million.

For 2012, International Adjusted OIBDA decreased $26.7 million, or 47%, to $30.5 million from $57.2 million in 2011, principally driven by the nonrenewal of transit contracts and the aforementioned tax imposed on the billboard industry in Toronto. International depreciation and amortization decreased $12.5 million to $31.2 million in 2012 from $43.7 million in 2011, principally resulting from certain leasehold agreements becoming fully amortized.

Corporate. Corporate expenses primarily include expenses associated with employees who provide centralized services. Corporate expenses, excluding stock-based compensation were $20.7 million for 2013, $7.5 million for 2012 and $7.6 million for 2011. The increase in corporate expenses in 2013 was primarily due to higher professional fees, which included professional fees of $7.3 million associated with matters related to Outdoor Americas’ expected election and qualification to be taxed as a REIT, incremental costs of $5.2 million related to Outdoor Americas’ preparation to operate as a stand-alone public company and higher employee compensation expenses, including benefits.

Quarterly Financial Data

Outdoor Americas’ revenues and profits experience seasonality due to seasonal advertising patterns and influences on advertising markets. Typically, Outdoor Americas’ revenues and profits are highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers cut back on spending following the holiday shopping season.

The following tables present Outdoor Americas’ quarterly results, by segment, for the years ended December 31, 2013 and 2012.

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues:
United States	$245.2	$285.9	$296.5	$302.5	$1,130.1
International	34.0	46.8	41.7	41.4	163.9

Total revenues	$279.2	$332.7	$338.2	$343.9	$1,294.0

Adjusted OIBDA:
United States	$80.1	$106.4	$113.7	$106.2	$406.4
International	.6	11.6	7.8	9.1	29.1
Corporate	(5.3)	(4.9)	(5.4)	(5.1)	(20.7)

Total Adjusted OIBDA	75.4	113.1	116.1	110.2	414.8
Restructuring charges	—	—	—	—	—
Stock-based compensation	(1.6)	(1.6)	(2.6)	(1.7)	(7.5)
Net gain (loss) on dispositions	9.8 (a)	(.1)	.1	17.5 (b)	27.3
Depreciation	(26.0)	(25.9)	(26.4)	(26.2)	(104.5)
Amortization	(22.9)	(22.7)	(22.6)	(23.1)	(91.3)

Total operating income	$34.7	$62.8	$64.6	$76.7	$238.8

Operating income (loss):
United States	$48.2	$65.2	$72.0	$81.7	$267.1
International	(6.6)	4.1	.6	1.8	(.1)
Corporate	(6.9)	(6.5)	(8.0)	(6.8)	(28.2)

Total operating income	$34.7	$62.8	$64.6	$76.7	$238.8

Net income	$19.9	$36.4	$37.2	$50.0	$143.5

(a)	During the first quarter of 2013, Outdoor Americas exchanged most of its billboards in Salt Lake City for billboards in New Jersey, resulting in a gain of $9.8 million.
(b)	During the fourth quarter of 2013, Outdoor Americas sold 50% of its transit shelter operations in Los Angeles, and Outdoor Americas and the buyer each subsequently contributed their respective 50% interests in these operations to a 50/50 joint venture they own together. This transaction resulted in a gain of $17.5 million.

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues:
United States	$244.6	$281.7	$284.9	$287.4	$1,098.6
International	41.3	49.7	46.6	48.4	186.0

Total revenues	$285.9	$331.4	$331.5	$335.8	$1,284.6

Adjusted OIBDA:
United States	$76.7	$101.9	$108.1	$98.7	$385.4
International	5.9	13.3	11.0	.3	30.5
Corporate	(1.7)	(1.6)	(2.0)	(2.2)	(7.5)

Total Adjusted OIBDA	80.9	113.6	117.1	96.8	408.4
Restructuring charges	—	(.5)	(1.9)	(.1)	(2.5)
Stock-based compensation	(1.3)	(1.5)	(1.5)	(1.4)	(5.7)
Net loss on dispositions	(.8)	(.7)	(.3)	(.4)	(2.2)
Depreciation	(26.5)	(26.8)	(26.7)	(25.9)	(105.9)
Amortization	(22.1)	(22.8)	(23.0)	(23.0)	(90.9)

Total operating income	$30.2	$61.3	$63.7	$46.0	$201.2

Operating income (loss):
United States	$35.1	$59.3	$64.5	$57.5	$216.4
International	(1.9)	5.1	2.7	(7.9)	(2.0)
Corporate	(3.0)	(3.1)	(3.5)	(3.6)	(13.2)

Total operating income	$30.2	$61.3	$63.7	$46.0	$201.2

Net income	$18.7	$37.2	$38.7	$18.8	$113.4

Financial Position

December 31, 2013 vs. December 31, 2012. Current assets increased by $2.2 million, reflecting a $9.6 million higher cash balance, which was partially offset by a decrease in other prepaid expenses of $6.3 million. The allowance for doubtful accounts as a percentage of receivables decreased to 8.1% at December 31, 2013 from 9.9% at December 31, 2012, reflecting the write-off of certain receivables in litigation. Of the total allowance of $15.7 million at December 31, 2013 and $19.3 million at December 31, 2012, $7.5 million and $10.9 million, respectively, was recorded to fully reserve receivables in litigation, which often take many years to resolve. For those receivables not in litigation, the balance of the allowance was 4.2% of such gross receivables at December 31, 2013 and 4.3% at December 31, 2012.

Net property and equipment, which is mainly comprised of advertising structures, decreased by $52.5 million to $755.4 million at December 31, 2013 from $807.9 million at December 31, 2012, primarily reflecting depreciation expense of $104.5 million and foreign currency translation adjustments, partially offset by capital expenditures of $58.2 million and the acquisition of billboards in New Jersey.

Outdoor Americas’ intangible assets are primarily comprised of acquired permit and leasehold agreements and franchise agreements which grant Outdoor Americas the right to operate out-of-home structures in specified locations and the right to provide advertising space on railroad and municipal transit properties. Intangible assets of $364.4 million at December 31, 2013 decreased $55.6 million from $420.0 million at December 31, 2012, primarily reflecting amortization expense, partially offset by the acquisition of billboards in New Jersey.

Current liabilities increased by $6.6 million to $212.2 million at December 31, 2013 from $205.6 million at December 31, 2012, primarily due to an increase in accounts payable and deferred revenues, partially offset by lower accrued compensation reflecting the timing of payments.

Cash Flows

Prior to the incurrence of $1.6 billion of debt on January 31, 2014, Outdoor Americas participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash Outdoor Americas generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefited from the positive cash flow Outdoor Americas generated, and CBS also provided Outdoor Americas with sufficient daily liquidity to fund Outdoor Americas’ ongoing cash needs. As a result, Outdoor Americas has historically required minimal cash on hand. On January 31, 2014, Outdoor Americas’ participation in CBS’s centralized cash management system ceased. See “—Liquidity and Capital Resources.”

Three Months Ended March 31, 2014 vs. March 31, 2013

The following table sets forth Outdoor Americas’ cash flows for the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31,		% Change

	2014	2013
Cash provided by operating activities	$.3	$9.8	(97)%
Cash used for investing activities	(7.7)	(2.9)	166
Cash provided by (used for) financing activities	92.0	(4.8)	NM
Effect of exchange rate changes on cash and cash equivalents	(.5)	.3	NM

Net increase to cash and cash equivalents	$84.1	$2.4	NM

NM—Calculation is not meaningful.

Operating Activities. Cash provided by operating activities decreased $9.5 million in the three months ended March 31, 2014, compared to the same prior-year period, principally driven by the timing of collections from customers and the timing of international tax payments.

Historically, Outdoor Americas has been a part of the consolidated federal and certain state and local income tax returns filed by CBS. Outdoor Americas’ assumed income tax payments reflected in the Condensed Consolidated Statements of Cash Flows have been prepared as if these amounts were calculated on a separate tax return basis, with Outdoor Americas as the taxpayer. Assumed cash payments for income taxes of $4.8 million in the three months ended March 31, 2014, and $1.4 million in the three months ended March 31, 2013, include operating cash taxes of $4.8 million in the three months ended March 31, 2014, and $5.0 million in the three months ended March 31, 2013, offset by excess tax benefits from stock-based compensation of $3.6 million in the three months ended March 31, 2013, which are presented as cash flows from financing activities.

Investing Activities. Cash used for investing activities increased $4.8 million in the three months ended March 31, 2014, compared to the same prior-year period. In the three months ended March 31, 2014, Outdoor Americas incurred $8.2 million in capital expenditures related to growth and maintenance and received $.5 million in proceeds from dispositions. In the three months ended March 31, 2013, Outdoor Americas incurred $6.0 million in capital expenditures related to growth and maintenance and received proceeds from dispositions of $10.9 million, which was partially offset by payments for acquisitions of $7.8 million related to the disposition of most of Outdoor Americas’ billboards in Salt Lake City in exchange for billboards in New Jersey.

The following table presents Outdoor Americas’ capital expenditures for the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31,		% Change

	2014	2013
Growth	$5.2	$4.0	30%
Maintenance	3.0	2.0	50

Total capital expenditures	$8.2	$6.0	37

Capital expenditures increased $2.2 million, or 37%, in the three months ended March 31, 2014, compared to the same prior-year period, driven by growth in digital billboard displays and increased investments in information technology.

For the full year of 2014, Outdoor Americas expects its capital expenditures to be approximately $65.0 million, which will be used primarily for growth in digital billboard displays, as well as to improve the quality or extend the life of Outdoor Americas’ United States billboards.

Financing Activities. Cash provided by financing activities was $92.0 million in the three months ended March 31, 2014, compared to Cash used for financing activities of $4.8 million in the same prior-year period. In the three months ended March 31, 2014, Outdoor Americas retained $50.0 million related to the incurrence of $1.6 billion of indebtedness on January 31, 2014, and received $42.2 million of net capital contributions from CBS. In the three months ended March 31, 2013, Outdoor Americas made a net capital distribution to CBS of $8.4 million, which was partially offset by an excess tax benefit from stock-based compensation of $3.6 million.

Year Ended December 31, 2013 vs. December 31, 2012 and December 31, 2012 vs. December 31, 2011

In 2013, cash and cash equivalents increased by $9.6 million to $29.8 million at December 31, 2013; in 2012, cash and cash equivalents decreased by $17.4 million to $20.2 million at December 31, 2012; and in 2011, cash and cash equivalents increased by $18.6 million to $37.6 million at December 31, 2011. The changes in cash and cash equivalents were as follows:

Year Ended December 31,	2013	2012	2011
Cash provided by operating activities	$278.4	$311.3	$342.1
Cash used for investing activities	(41.0)	(53.5)	(52.7)
Cash used for financing activities	(227.0)	(277.0)	(267.3)
Effect of exchange rate changes on cash and cash equivalents	(.8)	1.8	(3.5)

Net increase (decrease) in cash and cash equivalents	$9.6	$(17.4)	$18.6

Operating Activities. In 2013, cash provided by operating activities decreased $32.9 million to $278.4 million from $311.3 million in 2012. This decrease was principally driven by lower collections, mainly in international regions resulting from a decrease in revenues and the timing of collections, as well as higher operating cash taxes due to an increase in domestic pre-tax income. In 2012, cash provided by operating activities decreased $30.8 million to $311.3 million from $342.1 million in 2011, as the increase in operating income was more than offset by higher assumed income tax payments.

Assumed cash payments for income taxes of $112.8 million, $96.5 million and $50.9 million in 2013, 2012 and 2011, respectively, include operating cash taxes of $118.6 million, $99.4 million and $53.2 million, respectively, offset by excess tax benefits from stock-based compensation of $5.8 million, $2.9 million and $2.3 million, respectively, which are presented as cash flows from financing activities. For 2013, assumed cash payments for income taxes increased $16.3 million to $112.8 million from $96.5 million in 2012, principally driven by an increase in domestic pre-tax income. For 2012, assumed cash payments for income taxes increased $45.6 million to $96.5 million from $50.9 million in 2011, principally driven by an increase in domestic pre-tax income and a lower tax deduction for capital expenditures due to the expiration of a tax regulation that provided for a 100% upfront deduction for qualified capital expenditures.

Investing Activities. In 2013, cash used for investing activities of $41.0 million consisted of payments for acquisitions of $11.5 million, mainly for billboards and intangible assets in New Jersey, and capital expenditures of $58.2 million, partially offset by proceeds from dispositions of $28.7 million, mainly from the disposition of billboards in Salt Lake City and the sale of 50% of Outdoor Americas’ transit shelter operations in Los Angeles. In 2012, cash used for investing activities of $53.5 million primarily includes capital expenditures of $53.6 million. In 2011, cash used for investing activities of $52.7 million principally reflected capital expenditures of $45.6 million and acquisitions of $7.9 million, primarily for permit and leasehold agreements.

The following table presents Outdoor Americas’ capital expenditures.

Year Ended December 31,	2013	2012	2011
Growth:
Digital	$25.9	$27.7	$19.5
Other	8.8	9.9	10.8
Maintenance	23.5	16.0	15.3

Total capital expenditures	$58.2	$53.6	$45.6

For 2013, capital expenditures increased $4.6 million to $58.2 million from $53.6 million in 2012, due primarily to additional expenditures to improve the quality or extend the lives of Outdoor Americas’ United States billboards and other fixed assets. For 2012, capital expenditures increased $8.0 million to $53.6 million from $45.6 million in 2011, principally driven by growth associated with the conversion of additional traditional static billboards to digital billboards.

For 2014, Outdoor Americas expects its capital expenditures to be approximately $65.0 million. The increase over 2013 will primarily be driven by growth in digital billboard displays.

Financing Activities. Cash used for financing activities of $227.0 million in 2013, $277.0 million in 2012 and $267.3 million in 2011, principally reflected net cash distributions to CBS of $232.6 million, $279.7 million and $269.4 million, respectively.

Capital Structure

The following table sets forth Outdoor Americas’ long-term debt at March 31, 2014. Outdoor Americas did not have any long-term debt at December 31, 2013 or 2012.

At March 31, 2014
Term loan due 2021	$798.0
Senior unsecured notes:
5.250% senior unsecured notes, due 2022	400.0
5.625% senior unsecured notes, due 2024	400.0

Total senior unsecured notes	800.0

Total long-term debt	$1,598.0

Weighted average cost of debt	4.2%

The following table presents principal and interest payments due on Outdoor Americas debt by year. Interest on the Term Loan is variable. For illustrative purposes, an interest rate of 3% is assumed for all periods, which reflects the interest rate at March 31, 2014. An increase or decrease of 1/8% in the interest rate will change the annual interest expense by $1.0 million.

	Payments Due by Period
	Total	2014	2015-2016	2017-2018	2019 and thereafter
Long-term debt	$1,600.0	$—	$—	$—	$1,600.0
Interest payments	563.3	52.6	135.7	135.7	239.3

Total	$2,163.3	$52.6	$135.7	$135.7	$1,839.3

Term Loan

On January 31, 2014, two of Outdoor Americas’ wholly owned subsidiaries, CBS Outdoor Americas Capital LLC (“Capital LLC”) and CBS Outdoor Americas Capital Corporation (“Finance Corp,” and together with Capital LLC, the “Borrowers”), borrowed $800.0 million under a Term Loan due in 2021 (the “Term Loan,” together with the Revolving Credit Facility (as defined below), the “Senior Credit Facilities”). The Senior Credit Facilities are governed by a credit agreement, dated as of January 31, 2014 (the “Credit Agreement”). The Term Loan is unconditionally guaranteed by Outdoor Americas and its material existing and future direct and indirect wholly owned domestic subsidiaries (except the Borrowers), subject to certain exceptions. The Term Loan is secured, subject to certain exceptions, by substantially all of the assets of the Borrowers and the guarantors, including a first-priority pledge of all the capital stock of Outdoor Americas’ subsidiaries directly held by the Borrowers and the guarantors under the Term Loan.

The Term Loan bears interest at a rate per annum equal to 2.25% plus the greater of the LIBOR or 0.75%. The interest rate on the Term Loan was 3.00% per annum as of March 31, 2014. Interest on the Term Loan is payable at the end of each LIBOR period, but in no event less frequently than quarterly. The Term Loan was issued at a discount of $2.0 million, which Outdoor Americas is amortizing through Interest expense on the Consolidated Statement of Operations over the life of the Term Loan.

Senior Unsecured Notes

Also on January 31, 2014, the Borrowers issued $400.0 million aggregate principal amount of 5.250% Senior Unsecured Notes due 2022 and $400.0 million aggregate principal amount of 5.625% Senior Unsecured Notes due 2024 (together, the “Senior Notes”) in a private placement. The Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by Outdoor Americas and each of its direct and indirect domestic subsidiaries that guarantee the Senior Credit Facilities. Interest on the Senior Notes is payable on May 15 and November 15 of each year, beginning on May 15, 2014.

On or after February 15, 2017, the Borrowers may redeem at any time, or from time to time, some or all of the 5.250% Senior Unsecured Notes due 2022, and on or after February 15, 2019, the Borrowers may also redeem at any time, or from time to time, some or all of the 5.625% Senior Unsecured Notes due 2024. Prior to such dates, the Borrowers may redeem some or all of the Senior Notes subject to a customary make-whole premium. In addition, prior to February 15, 2017, the Borrowers may redeem up to 35% of the aggregate principal amount of each series of Senior Notes with the proceeds of certain equity offerings.

Pursuant to a registration rights agreement dated January 31, 2014, Outdoor Americas and the Borrowers have agreed to use commercially reasonable efforts to cause a registration statement to become effective with the SEC relating to an offer to exchange the Senior Notes for registered Senior Notes having substantially identical terms, or, in certain cases, to register the Senior Notes for resale. If Outdoor Americas and the Borrowers do not register or exchange the Senior Notes per the terms of the registration rights agreement, the Borrowers will be required to pay additional interest to the holders of the Senior Notes under certain circumstances.

Revolving Credit Facility

On January 31, 2014, the Borrowers also entered into a $425.0 million Revolving Credit Facility, which matures in 2019 (the “Revolving Credit Facility”). Borrowing rates under the Revolving Credit Facility are based on LIBOR plus a margin based on Outdoor Americas’ Consolidated Net Secured Leverage Ratio, which is the ratio of (i) its consolidated secured debt (less up to $150.0 million of unrestricted cash) to (ii) its Consolidated EBITDA (as defined in the Credit Agreement) for the trailing four consecutive quarters. Interest on the Revolving Credit Facility is payable at the end of each LIBOR period, but in no event less frequently than quarterly. The commitment fee based on the amount of unused commitments under the Revolving Credit Facility for the three months ended March 31, 2014 was immaterial. As of March 31, 2014, there were no outstanding borrowings under the Revolving Credit Facility. The Revolving Credit Facility is unconditionally guaranteed by Outdoor Americas and its material existing and future direct and indirect wholly owned domestic subsidiaries (except the Borrowers), subject to certain exceptions. The Revolving Credit Facility is secured, subject to certain exceptions, by substantially all of the assets of the Borrowers and the guarantors, including a first-priority pledge of all the capital stock of Outdoor Americas’ subsidiaries directly held by the Borrowers and the guarantors under the Revolving Credit Facility.

The Credit Agreement contains certain customary affirmative and negative covenants. The terms of the Revolving Credit Facility require that Outdoor Americas maintains a Maximum Consolidated Net Secured Leverage Ratio of no greater than 3.5 to 1.0. If Outdoor Americas elects to be taxed as a REIT, the Maximum Consolidated Net Secured Leverage Ratio will increase to 4.0 to 1.0. As of March 31, 2014, Outdoor Americas’ Maximum Consolidated Net Secured Leverage Ratio was 1.6 to 1.0. The Credit Agreement requires, in connection with the incurrence of certain indebtedness, that Outdoor Americas maintains a Consolidated Total Leverage Ratio, which is the ratio of its consolidated total debt to its Consolidated EBITDA for the trailing four consecutive quarters, of no greater than 6.0 to 1.0. As of March 31, 2014, its Consolidated Total Leverage Ratio was 3.8 to 1.0.

Letter of Credit Facility

On January 31, 2014, the Borrowers also entered into a letter of credit facility, pursuant to which Outdoor Americas may obtain letters of credit from time to time in an aggregate outstanding face amount of up to $80.0 million. After the first year, the letter of credit facility will automatically extend for successive one-year periods unless either the Borrowers or the issuing bank under it elect not to extend it. The letter of credit facility is unconditionally guaranteed by Outdoor Americas and its material existing and future direct and indirect wholly owned domestic subsidiaries (except the Borrowers), subject to certain exceptions, and is secured on an equal and ratable basis by the same collateral that secure the Senior Credit Facilities. The fees under the letter of credit facility for the three months ended March 31, 2014 were immaterial.

Deferred Financing Costs

Outdoor Americas deferred $29.1 million in fees and expenses associated with the Senior Credit Facilities, Senior Notes and letter of credit facility, which are included in Other current assets and Other assets on the Consolidated Statement of Financial Position. Outdoor Americas is amortizing the deferred fees through Interest expense on the Consolidated Statement of Operations over the term of each debt facility.

Use of Proceeds

On January 31, 2014, Outdoor Americas transferred approximately $1.5 billion of the combined proceeds from the Term Loan and the Senior Notes to a wholly owned subsidiary of CBS, which is an amount equal to the net proceeds from the total indebtedness less $50.0 million, which remained with Outdoor Americas for general corporate purposes.

Liquidity and Capital Resources

	As of
	March 31, 2014	December 31, 2013	% Change
Assets:
Cash and cash equivalents	$113.9	$29.8	NM
Receivables, less allowance ($15.0 in 2014 and $15.7 in 2013)	155.2	178.8	(13)%
Deferred income tax assets, net	24.6	24.5	—
Prepaid lease and transit franchise costs	113.0	62.7	80
Other prepaid expenses	19.6	15.5	26
Other current assets	11.5	5.9	95

Total current assets	$437.8	$317.2	38

Liabilities:
Accounts payable	$59.2	$80.0	(26)
Accrued compensation	13.2	28.2	(53)
Accrued lease costs	14.1	17.7	(20)
Other accrued expenses	49.6	37.8	31
Deferred revenues	30.0	22.9	31
Other current liabilities	31.5	25.6	23

Total current liabilities	$197.6	$212.2	(7)

Working capital	$240.2	$105.0	129

NM—Calculation is not meaningful.

Outdoor Americas generated cash flows from operating activities of $278.4 million in 2013, $311.3 million in 2012, $342.1 million in 2011 and $.3 million for the three months ended March 31, 2014. Outdoor Americas continually projects anticipated cash requirements for its operating, investing and financing needs as well as cash flows generated from operating activities available to meet these needs. Outdoor Americas’ short-term cash requirements primarily include payments for operating leases, franchise rights, capital expenditures, interest and dividends. Additionally, Outdoor Americas’ short-term cash requirements will include dividends to be paid to its stockholders relating to the election to be taxed as a REIT, representing the required distribution of historical earnings and profits. Funding for short-term cash needs will come primarily from Outdoor Americas’ cash on hand, operating cash flows and borrowing capacity under its Revolving Credit Facility.

Outdoor Americas’ long-term cash needs include principal payments on outstanding indebtedness and payments for acquisitions. Funding for long-term cash needs will come from its cash on hand, operating cash flows, the ability to issue debt and equity securities, and borrowing capacity under Outdoor Americas’ Revolving Credit Facility.

Historically, Outdoor Americas participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash Outdoor Americas generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefited from the positive cash flow Outdoor Americas generated, and CBS also provided Outdoor Americas with sufficient daily liquidity to fund its ongoing cash needs. As a result, Outdoor Americas has historically required minimal cash on hand. As of January 31, 2014, such participation ceased.

On April 2, 2014, Outdoor Americas completed the initial public offering of its common stock, through which it sold 23,000,000 shares of its common stock, including 3,000,000 shares of its common stock sold pursuant to the underwriters’ option to purchase additional shares, at a price of $28.00 per share for total net proceeds, after underwriting discounts and commissions, of $615.0 million. Of the total net proceeds, $515.0 million was transferred to a wholly owned subsidiary of CBS as partial consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment to Outdoor Americas. The remaining $100.0 million was retained by Outdoor Americas and will be used to pay the cash portion of the Purging Distribution(s) (i.e., the distribution(s) to its stockholders of historical earnings and profits, which will be required in connection with Outdoor Americas’ election to be taxed as a REIT after the completion of the split-off). Following the final payment of this required Purging Distribution(s), Outdoor Americas will pay to CBS, or CBS will pay to Outdoor Americas, as applicable, the difference between the actual cash portion of the Purging Distribution(s) and the $100.0 million retained by Outdoor Americas.

On April 28, 2014, Outdoor Americas announced that its board of directors had authorized a quarterly cash dividend of $.37 per share on its common stock, payable on June 30, 2014 to holders of record at the close of business on June 9, 2014.

Contractual Obligations

As of December 31, 2013, Outdoor Americas’ significant contractual obligations and payments due by period were as follows:

		Payments Due by Period
	Total	2014	2015- 2016	2017- 2018	2019 and thereafter
Guaranteed minimum franchise payments(a)	$331.3	$150.8	$119.9	$21.9	$38.7
Operating leases(b)	674.0	89.7	157.2	111.6	315.5

Total	$1,005.3	$240.5	$277.1	$133.5	$354.2

(a)	Outdoor Americas has agreements with municipalities and transit operators which entitle it to operate advertising displays within their transit systems, including on the interior and exterior of rail and subway cars and buses, as well as on benches, transit shelters, street kiosks, and transit platforms. Under most of these franchise agreements, the franchisor is entitled to receive the greater of a percentage of the relevant revenues, net of agency fees, or a specified guaranteed minimum annual payment. Franchise rights are generally paid monthly, or in some cases upfront at the beginning of the year.
(b)	Consists of noncancellable operating leases with terms in excess of one year for billboard sites, office space and equipment. Total future minimum payments of $674.0 million include $636.0 million for Outdoor Americas’ billboard sites.

The above table excludes $4.0 million of reserves for uncertain tax positions and the related accrued interest and penalties, as Outdoor Americas cannot reasonably predict the amount of and timing of cash payments relating to this obligation.

In 2014, Outdoor Americas expects to contribute $2.0 million to its pension plans. Contributions to Outdoor Americas’ pension plans were $3.8 million in 2013, $4.1 million in 2012 and $2.9 million in 2011.

Off-Balance Sheet Arrangements

Outdoor Americas has indemnification obligations with respect to letters of credit and surety bonds primarily used as security against non-performance in the normal course of business. The outstanding letters of credit and surety bonds approximated $81.3 million as of March 31, 2014, of which $1.2 million was indemnified by CBS, and $78.3 million as of December 31, 2013, all of which was indemnified by CBS, and were not recorded on the Consolidated Statements of Financial Position. Upon the renewal of Outdoor Americas’ lease and franchise agreements, and upon the entry into new arrangements with respect to its letters of credit and surety bonds, its letters of credit and surety bonds will no longer be indemnified by CBS.

Critical Accounting Policies

The preparation of Outdoor Americas’ financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an ongoing basis, Outdoor Americas evaluates these estimates, which are based on historical experience and on various assumptions that Outdoor Americas believes are reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Outdoor Americas considers the following accounting policies to be the most critical as they are significant to its financial condition and results of operations, and require significant judgment and estimates on the part of management in their application. For a summary of Outdoor Americas’ significant accounting policies see pages F-28 – F-31 of the notes to the consolidated financial statements.

•	Goodwill. Outdoor Americas tests goodwill for impairment on an annual basis and between annual tests should factors or indicators become apparent that would require an interim test. Goodwill is tested for impairment at the reporting-unit level. Each of Outdoor Americas’ segments consists of two reporting units.

The first step of the goodwill impairment test examines whether the carrying value of a reporting unit exceeds its fair value. Outdoor Americas computes the estimated fair value of each reporting unit by adding the present value of the estimated annual cash flows over a discrete projection period to the residual value of the business at the end of the projection period. This technique requires Outdoor Americas to use significant estimates and assumptions such as growth rates, operating margins, capital expenditures and discount rates. The estimated growth rates, operating margins and capital expenditures for the projection period are based on Outdoor Americas’ internal forecasts of future performance as well as historical trends. The residual value is estimated based on a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections. The discount rates are determined based on the average of the weighted average cost of capital of comparable entities. A downward revision of these assumptions would decrease the fair values of Outdoor Americas’ reporting units. If the fair value of a reporting unit falls below its carrying value, Outdoor Americas would then perform the second step of the goodwill impairment test to determine the amount of any noncash impairment charge. Such a charge could have a material effect on the statement of operations and balance sheet.

Based on Outdoor Americas’ most recent impairment test, one reporting unit, with a goodwill balance of $37.4 million at December 31, 2013, had an estimated fair value that exceeded its carrying value by 16%. The fair value of each of the remaining three reporting units exceeded their respective carrying values by 20% or more.

•	Long-lived Assets. Outdoor Americas reports long-lived assets, including billboard advertising structures, other property, plant and equipment and intangible assets, at historical cost less accumulated depreciation and amortization. Outdoor Americas depreciates or amortizes these assets over their estimated useful lives, which generally range from five to 40 years. For billboard advertising structures, Outdoor Americas estimates the useful lives based on the estimated economic life of the asset. Transit fixed assets are depreciated over the shorter of their estimated useful lives or the related contractual term. Outdoor Americas’ long-lived identifiable intangible assets primarily consist of acquired permits and leasehold agreements and franchise agreements, which grant Outdoor Americas the right to operate out-of-home advertising structures in specified locations and the right to provide advertising displays on railroad and municipal transit properties. Outdoor Americas’ long-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which is the respective life of the agreement and in some cases includes an estimation for renewals, which is based on historical experience.

Long-lived assets subject to depreciation and amortization are also reviewed for impairment when events and circumstances indicate that the long-lived asset might be impaired, by comparing the forecasted undiscounted cash flows to be generated by those assets to the carrying values of those assets. The significant assumptions Outdoor Americas uses to determine the useful lives and fair values of long-lived assets include contractual commitments, regulatory requirements, future expected cash flows and industry growth rates, as well as future salvage values.

•	Asset Retirement Obligations. Outdoor Americas records an asset retirement obligation for Outdoor Americas’ estimated future legal obligation, upon termination or nonrenewal of a lease, associated with removing structures from the leased property and, when required by the contract, the cost to return the leased property to its original condition. These obligations are recorded at their present value in the period in which the liability is incurred and are capitalized as part of the related assets’ carrying value. Accretion of the liability is recognized in operating expenses and the capitalized cost is depreciated over the expected useful life of the related asset. The obligation is calculated based on the assumption that all of Outdoor Americas’ advertising structures will be removed within the next 50 years. The significant assumptions used in estimating the asset retirement obligation include the cost of removing the asset, the cost of remediating the leased property to its original condition where required and the timing and number of lease renewals, all of which are estimated based on historical experience.

•	Income Taxes. Income taxes are accounted for under the asset and liability method of accounting. Deferred income tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement carrying amounts and their respective tax basis. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

Outdoor Americas’ income taxes as presented herein, including the provision for income taxes, deferred tax assets and liabilities, and income tax payments are calculated on a separate tax return basis, even though its United States operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining Outdoor Americas’ tax provision, taxes paid and related tax accounts in the consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that Outdoor Americas would have followed as a separate stand-alone company.

Outdoor Americas is subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. When recording the worldwide provision for income taxes during an interim period, an estimated annual effective tax rate is applied to interim operating results. In the event there is a significant or unusual item recognized in the operating results, the tax attributable to that item is separately calculated and recorded in the same interim period.

Legal Matters

On an ongoing basis, Outdoor Americas is engaged in lawsuits and governmental proceedings and respond to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, “litigation”). Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in Outdoor Americas’ opinion, none of its current litigation is expected to have a material adverse effect on its results of operations, financial position or cash flows.

Market Risk

Outdoor Americas is exposed to market risk related to commodity prices and foreign currency exchange rates.

Commodity Price Risk. Outdoor Americas incurs various operating costs that are subject to price risk caused by volatility in underlying commodity values. Commodity price risk is present in electricity costs associated with powering Outdoor Americas’ digital billboard displays and lighting Outdoor Americas’ traditional static billboard displays at night.

Outdoor Americas does not currently use derivatives or other financial instruments to mitigate its exposure to commodity price risk. However, Outdoor Americas does enter into contracts with commodity providers to limit its exposure to commodity price fluctuations. For the years ended December 31, 2013 and 2012, such contracts accounted for 7.8% and 6.9% of Outdoor Americas’ total utility costs, respectively. As of March 31, 2014, Outdoor Americas has active electricity purchase agreements with fixed contract rates for locations throughout Illinois, New York and Texas, which expire in September 2014, August 2014 and July 2018, respectively.

Foreign Exchange Risk. Foreign currency translation risk is the risk that exchange rate gains or losses arise from translating foreign entities’ statements of earnings and balance sheets from functional currency to Outdoor Americas’ reporting currency (the U.S. Dollar) for consolidation purposes. Although certain of Outdoor Americas’ transactions are denominated in the Canadian Dollar, the Mexican Peso and the Brazilian Real, substantially all of Outdoor Americas’ transactions are denominated in the U.S. Dollar, therefore reducing its risk to currency translation exposures.

Accordingly, Outdoor Americas does not currently use derivatives or other financial instruments to mitigate foreign currency risk, although it may do so in the future.

Interest Rate Risk. Outdoor Americas is subject to interest rate risk to the extent it has variable-rate debt outstanding including under the Senior Credit Facilities. As of March 31, 2014, Outdoor Americas had an $800.0 million variable-rate Term Loan due 2021 outstanding, which has an initial interest rate of 3.0% per year. An increase or decrease of 1/8% in Outdoor Americas’ interest rate on the Term Loan will change its annualized interest expense by approximately $1.0 million. Outdoor Americas does not currently use derivatives or other financial instruments to mitigate interest rate risk, although it may do so in the future.

Credit Risk. In the opinion of management, credit risk is limited due to the large number of customers and advertising agencies utilized. Outdoor Americas performs credit evaluations on Outdoor Americas’ customers and agencies and believes that the allowances for doubtful accounts are adequate. Outdoor Americas does not currently use derivatives or other financial instruments to mitigate credit risk.

Related Parties

CBS Corporation. The financial statements include charges from CBS for services, such as tax, internal audit, cash management, insurance, technology systems and other services. In addition, prior to 2014, CBS provided benefits to Outdoor Americas’ employees, including certain post-employment benefits, medical, dental, life and disability insurance and participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the consolidated financial statements based on the specific identification of costs, assets and liabilities or based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to Outdoor Americas, and the number of CBS operating entities benefiting from such services. Charges for these services and benefits have been included in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and totaled $6.4 million and $17.7 million for the three months ended March 31, 2014 and 2013, respectively, and $60.9 million, $47.7 million and $46.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. Also included in these charges are professional fees associated with Outdoor Americas’ planned election to be taxed as a REIT. Outdoor Americas’ expenses as a stand-alone company may be different from those reflected in the Consolidated Statements of Operations prior to Outdoor Americas’ initial public offering. Effective January 1, 2014, Outdoor Americas’ employees began participating in employee benefit plans maintained by it. As a result, there were no benefits provided by CBS in the three months ended March 31, 2014. In addition, during 2014, certain other services previously provided by CBS have been transitioned to Outdoor Americas.

As of March 31, 2014, receivables from CBS were $.4 million and payables to CBS were $2.5 million, which were included in other current assets and other current liabilities, respectively, on Outdoor Americas’ Consolidated Statement of Financial Position. As of December 31, 2013, there were no receivables or payables from CBS on Outdoor Americas’ Consolidated Statement of Financial Position.

On April 2, 2014, Outdoor Americas entered into a transition services agreement with CBS, pursuant to which CBS is temporarily providing Outdoor Americas with certain services (including legal, finance, information technology, insurance, tax and employment functions), and Outdoor Americas is temporarily providing CBS with certain limited services. Outdoor Americas and CBS intend to enter into certain amendments to the transition services agreement in connection with the completion of the exchange offer.

Also on April 2, 2014, Outdoor Americas entered into a license agreement with a wholly owned subsidiary of CBS, pursuant to which Outdoor Americas has the right to use “CBS” in the corporate names of Outdoor Americas and its subsidiaries for up to 90 days after the separation and has the right to use the “CBS” mark and logo on Outdoor Americas’ advertising billboards for up to 18 months after the separation. Outdoor Americas and CBS intend to enter into certain amendments to the license agreement in connection with the completion of the exchange offer.

Prior to the incurrence of indebtedness on January 31, 2014, intercompany transactions between CBS and Outdoor Americas were considered to be effectively settled in cash in the financial statements. The net effect of the settlement of these intercompany transactions, in addition to cash transfers to and from CBS, are reflected in Net cash contribution from (distribution to) CBS on the Condensed Consolidated Statements of Cash Flows and Net contribution from (distribution to) CBS on the Consolidated Statements of Invested Equity/Stockholders’ Equity. The amounts on these financial statement line items differ due to non-cash transactions, such as stock-based compensation expense.

For advertising spending placed by CBS and its subsidiaries, Outdoor Americas recognized total revenues of $1.9 million and $2.5 million for the three months ended March 31, 2014 and 2013, respectively, and $14.9 million, $16.6 million and $20.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Other Related Parties. Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. Revenues recognized for advertising spending placed by various subsidiaries of Viacom Inc. were $1.6 million and $2.4 million for the three months ended March 31, 2014 and 2013, respectively, and $9.3 million, $9.4 million and $11.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Outdoor Americas has a 50% ownership interest in two joint ventures that operate transit shelters in Los Angeles and Vancouver. These joint ventures are accounted for as equity investments. These investments totaled $22.4 million as of March 31, 2014, $24.1 million as of December 31, 2013 and $11.3 million as of December 31, 2012, and are included in Other assets on the Consolidated Statements of Financial Position. Outdoor Americas provides management services to these joint ventures. Management fees earned from these joint ventures were immaterial for all periods presented.

In November 2013, Outdoor Americas sold 50% of its transit shelter operations in Los Angeles for $17.5 million. Outdoor Americas and the buyer each subsequently contributed their respective 50% interests in these operations to a 50/50 joint venture they own together. In connection with this transaction, Outdoor Americas recorded a gain of $17.5 million in 2013.

Adoption of New Accounting Standards

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

During the three months ended March 31, 2014, Outdoor Americas adopted the FASB’s guidance on the presentation of the reserve for uncertain tax positions when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires the reserve for uncertain tax positions to be presented in the financial statements as a reduction to the deferred tax asset for a tax loss or other tax carryforward that would be applied in the settlement of the uncertain tax position. This guidance did not have a material effect on Outdoor Americas’ consolidated financial statements.

Obligations Resulting from Joint and Several Liability Arrangements

During the three months ended March 31, 2014, Outdoor Americas adopted FASB guidance on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. Under this guidance, Outdoor Americas is required to measure its obligations under such arrangements as the sum of the amount it agreed to pay in the arrangement among its co-obligors and any additional amount it expects to pay on behalf of its co-obligors. Outdoor Americas is also required to disclose the nature and amount of the obligation. This guidance did not have a material effect on Outdoor Americas’ consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

During 2013, Outdoor Americas adopted the FASB guidance that requires disclosure of significant amounts reclassified out of accumulated other comprehensive income by component and their corresponding effect on the respective line items of net income. (See Note 9 to the interim consolidated financial statements and Note 8 to the annual consolidated financial statements.)

Fair Value Measurements

During 2012, Outdoor Americas adopted the FASB amended guidance which clarifies the FASB’s intent about the application of existing fair value measurement requirements and changes in certain principles and requirements for measuring fair value and for disclosing information about fair value measurements. The adoption of this guidance did not have a material effect on Outdoor Americas’ consolidated financial statements.

Recent Pronouncements

Service Concession Arrangements

In January 2014, the FASB issued guidance on the accounting for service concession arrangements with public sector entities. This guidance specifies that an operating entity should not account for a service concession arrangement as a lease and the infrastructure used in a service concession arrangement should not be recognized as property, plant and equipment. This guidance applies when the public sector entity controls the services that the operating entity must provide within the infrastructure and also controls any residual interest in the infrastructure at the end of the term of the arrangement. Outdoor Americas is currently evaluating the impact of this guidance, which is effective for reporting periods beginning after December 15, 2014, on its consolidated financial statements.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

In April 2014, the FASB issued guidance on reporting discontinued operations and disclosures of disposals of components of an entity. The new guidance changes the requirements, including additional disclosures, for reporting discontinued operations which may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This guidance is effective for interim periods and annual periods beginning after December 31, 2014. Early adoption is permitted, but only for disposals that have not been reported in financial statements previously issued or available for issuance. Outdoor Americas is currently evaluating the impact of this guidance on its consolidated financial statements.

BUSINESS OF OUTDOOR AMERICAS

Outdoor Americas is one of the largest lessors of advertising space on out-of-home advertising structures and sites across the United States, Canada and Latin America. The majority of Outdoor Americas’ inventory is billboard displays, which are primarily located on the most heavily traveled highways and roadways in the top Nielsen Media Research’s Designated Marketing Areas; Outdoor Americas also operates a transit advertising display network with exclusive multi-year contracts with municipalities in large cities across the United States. In total, Outdoor Americas has displays in all of the 25 largest markets in the United States and over 180 markets in the United States, Canada and Latin America. Outdoor Americas’ top market, high profile location focused portfolio includes sites such as the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles, and both Grand Central Station and Times Square in New York. With newly deployed metrics (“TAB Out of Home Ratings”), Outdoor Americas is able to provide advertisers with the actual audience, in terms of audience size and demographic composition, that is exposed to individual signs. The combination of location and audience delivery is a selling proposition unique to the out-of-home industry. The breadth and depth of Outdoor Americas’ portfolio provides its customers with a multitude of options to address a wide range of marketing objectives from national, brand-building campaigns to hyper local businesses who want to drive customers to their retail location “one mile down the road.”

Outdoor Americas believes that out-of-home advertising is an attractive form of advertising as its displays are ALWAYS ON™ and cannot be turned off, skipped or fast-forwarded, and that it provides customers with a differentiated advertising solution at an attractive price point relative to other forms of advertising. In addition to leasing displays, Outdoor Americas provides other value-added services to its customers, such as pre-campaign category research, creative design support and post-campaign tracking and analytics. Outdoor Americas uses a real-time mobile operations reporting system that enables proof of performance to customers. Outdoor Americas has a diversified base of customers across various industries. During the three months ended March 31, 2014, Outdoor Americas’ largest categories of advertisers were retail, television and professional services, which represented 9%, 8% and 7% of its total United States revenues, respectively.

As of March 31, 2014, Outdoor Americas had 411 digital billboard displays in the United States. The majority of Outdoor Americas’ digital billboard displays have been converted from traditional static billboard displays. Increasing the number of digital billboard displays in Outdoor Americas’ most heavily trafficked locations is an important element of its organic growth strategy. Digital billboard displays have the potential to attract additional business from both new and existing customers. Outdoor Americas believes that digital billboard displays are attractive to its customers because they allow for the development of richer and more visually engaging messages and provide its customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns. In addition, digital billboard displays enable it to run multiple advertisements on each display (up to eight per minute). As a result, digital billboard displays generate approximately three to four times more revenue per display on average than traditional static billboard displays, and digital billboard displays generate higher profits and cash flows than traditional static billboard displays. As the costs to convert traditional static billboard displays to digital billboard displays have declined, Outdoor Americas has accelerated its conversion efforts, adding approximately 70 digital billboard displays in 2011 and 110 digital billboard displays in each of 2012 and 2013, and approximately 40 digital billboard displays during the three months ended March 31, 2014, for a total investment of $76.4 million.

Outdoor Americas generally (i) owns the physical billboard structures on which it displays advertising copy for its customers, (ii) holds the legal permits to display advertising thereon and (iii) leases the underlying sites. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. Outdoor Americas estimates that approximately 75% of its billboard structures in the United States are “legal nonconforming” billboards, meaning they were legally constructed under laws in effect at the time they were built, but could not be constructed under current laws. These structures are often located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of Outdoor

Americas’ portfolio. Outdoor Americas has a highly diversified portfolio of advertising sites. As of March 31, 2014, Outdoor Americas had approximately 23,000 lease agreements with approximately 18,500 different landlords. A substantial number of these lease agreements allow Outdoor Americas to abate rent and/or terminate the lease agreement in certain circumstances, which may include where the structure is obstructed, where there is a change in traffic flow and/or where the advertising value of the sign structure is otherwise impaired, providing Outdoor Americas with flexibility in renegotiating the terms of its leases with landlords.

Outdoor Americas manages its business through the following two segments:

United States. As of March 31, 2014, Outdoor Americas had the largest number of advertising displays of any out-of-home advertising company operating in the 25 largest markets in the United States. For both the three months ended March 31, 2014 and the year ended December 31, 2013, Outdoor Americas’ United States segment generated 20% of its revenues in the New York City metropolitan area and 12% of its revenues in the Los Angeles metropolitan area. For the three months ended March 31, 2014, Outdoor Americas’ United States segment generated $255.0 million of revenues and $80.3 million of Adjusted OIBDA. For the year ended December 31, 2013, Outdoor Americas’ United States segment generated $1.13 billion of revenues and $406.4 million of Adjusted OIBDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas—Segment Results of Operations.” for a reconciliation of Adjusted OIBDA to operating income by segment.

International. Outdoor Americas’ International segment includes its operations in Canada and Latin America, including Mexico, Argentina, Brazil, Chile and Uruguay. For the three months ended March 31, 2014 Outdoor Americas’ International segment generated $32.9 million of revenues and $1.1 million of Adjusted OIBDA. For the year ended December 31, 2013, Outdoor Americas’ International segment generated $163.9 million of revenues and $29.1 million of Adjusted OIBDA.

Initial Public Offering

On March 27, 2014, the registration statement on Form S-11 related to Outdoor Americas’ initial public offering of its common stock was declared effective by the SEC. On April 2, 2014, Outdoor Americas completed the initial public offering of its common stock, through which it sold 23,000,000 shares of its common stock, including 3,000,000 shares of its common stock sold pursuant to the underwriters’ option to purchase additional shares, at a price of $28.00 per share for total net proceeds, after underwriting discounts and commissions, of $615.0 million. Of the total net proceeds, $515.0 million was transferred to a wholly owned subsidiary of CBS as partial consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment to Outdoor Americas. The remaining $100.0 million was retained by Outdoor Americas and will be used to pay the cash portion of the Purging Distribution(s) (i.e., the distribution to its stockholders of historical earnings and profits, which will be required in connection with Outdoor Americas’ election to be taxed as a REIT after the completion of the split-off). Following the final payment of this required Purging Distribution(s), Outdoor Americas will pay to CBS, or CBS will pay to Outdoor Americas, as applicable, the difference between the actual cash portion of the Purging Distribution(s) and the $100.0 million retained by Outdoor Americas.

After the completion of Outdoor Americas’ initial public offering, CBS indirectly owns approximately 81% of the outstanding shares of Outdoor Americas common stock.

Tax Status

Outdoor Americas is, and, until CBS ceases to own at least 80% of its outstanding common stock, including by way of the exchange offer, will remain, a member of CBS’s consolidated tax group and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes. Pursuant to the tax matters agreement that Outdoor Americas entered into with CBS, Outdoor Americas is liable to pay CBS for any taxes imposed on or relating to Outdoor Americas while it is a member of the CBS consolidated tax group.

Following the separation, which may be effected by the exchange offer, Outdoor Americas intends to elect and qualify to be taxed as a REIT, and Outdoor Americas, together with one or more of its subsidiaries, will jointly elect to treat such subsidiaries as taxable REIT subsidiaries. Outdoor Americas expects the separation to be consummated in 2014 and to make the REIT election for Outdoor Americas’ taxable year beginning the day after the effective date of the separation and ending December 31, 2014. However, Outdoor Americas may cease to be a member of the CBS consolidated tax group prior to the effective date of the separation. In such circumstance, Outdoor Americas may make the REIT election (and the TRS election) effective as of the day after it ceases to be a member of the CBS consolidated tax group. On April 16, 2014, CBS received a private letter ruling from the IRS, subject to the terms and conditions contained therein, with respect to certain issues relevant to Outdoor Americas’ qualification to be taxed as a REIT.

To maintain REIT status, Outdoor Americas must meet a number of organizational and operational requirements, including a requirement that it annually distributes to its stockholders at least 90% of its REIT taxable income, determined without regards to the dividends-paid deduction and excluding any net capital gains. See “Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock.”

History

Outdoor Americas traces its roots to companies that helped to pioneer the growth of out-of-home advertising in the United States, such as Outdoor Systems, Inc., 3M National, Gannett Outdoor and TDI Worldwide Inc. In 1996, a predecessor of CBS acquired TDI Worldwide Inc., which specialized in transit advertising. Three years later, a predecessor of CBS acquired Outdoor Systems, Inc., which represented the consolidation of the outdoor advertising assets of large national operators such as 3M National, Gannett Outdoor (and its Canadian assets held in the name Mediacom) and Vendor (a Mexican outdoor advertising company) and many local operators in the United States, Canada and Mexico. In 2008, a subsidiary of CBS expanded Outdoor Americas’ business into South America through the acquisition of International Outdoor Advertising Holdings Co., which operated in Argentina, Brazil, Chile and Uruguay. The company that Outdoor Americas is today represents the hard-to-replicate combination of the assets of all of these businesses, as well as other acquisitions and internally developed assets. In April 2014, Outdoor Americas completed its initial public offering.

Business Strengths

Large-Scale Out-of-Home Advertising Platform. Outdoor Americas believes its large-scale portfolio of advertising structures and sites provides a compelling value proposition to its customers because of Outdoor Americas’ national footprint, large market presence and strategically placed assets in high-traffic locations. A number of Outdoor Americas’ displays are located in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of its portfolio. The size of Outdoor Americas’ portfolio provides it with economies of scale that allow it to operate, invest and grow its business in an efficient manner. For example, it allows Outdoor Americas to cost-effectively roll out new technologies, such as digital billboard displays, and to efficiently service its customers’ campaigns through enhanced audience delivery, measurement and reporting capabilities.

Out-of-Home Advertising Is an Impactful and Cost-Effective Medium. Unlike other types of media, such as television, radio and the internet, out-of-home advertising is ALWAYS ON™. It cannot be turned off, skipped or fast-forwarded. Outdoor Americas believes that this helps its customers to better reach their target audiences. In addition, using out-of-home advertising can be a cost-effective way for advertisers to reach an audience relative to other forms of media; outdoor advertising has an average cost per thousand impressions or “CPM” of $5.22 (i.e., on average, advertisers pay $5.22 for every thousand views of their advertisements on out-of-home advertising structures and sites), as compared with $14.98 for television and $35.50 for newspapers, according to a 2013 SNL Kagan report on Economics of Outdoor & Out-of-Home Advertising.

Significant Presence in Large Metropolitan Markets. Outdoor Americas’ portfolio includes advertising structures and sites in all of the 25 largest markets in the United States, covering 50% of the United States population. Outdoor Americas believes that its positions in major metropolitan markets, such as New York City, Los Angeles, Chicago, Washington, D.C. and San Francisco, are desirable to customers wishing to reach large audiences. It believes that its strong positions in these markets provides Outdoor Americas with an advantage in attracting national advertising campaigns and enables it to take advantage of increased urbanization within the United States. Outdoor Americas’ large-scale portfolio allows its customers to reach a national audience and also provides the flexibility to tailor campaigns to specific regions or markets. For the twelve months ended March 31, 2014, Outdoor Americas generated approximately 40% of its revenues from national advertising campaigns. Many of its advertising displays are located in strategic locations with limited supply, including the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles, and both Grand Central Station and Times Square in New York City.

Diverse and Long-Standing Customer Base. Outdoor Americas’ revenues are derived from a broad, diverse set of national, regional and local customers across a range of industries. During the twelve months ended March 31, 2014, in the United States, Outdoor Americas served approximately 20,300 customers and no single customer contributed more than 1.6% of its revenues. Outdoor Americas’ broad customer base includes companies in the entertainment, retail, healthcare, telecom, restaurant, financial services, travel and leisure and automotive industries. For the twelve months ended March 31, 2014, in the United States, no single industry contributed more than 9% of its revenues. Many of Outdoor Americas’ customers have utilized out-of-home advertising for decades and have been its customers for many years.

Strong Profitability and Significant Cash Flow Generation. Outdoor Americas’ business has been highly profitable and has generated significant cash flows. In 2013, its Adjusted OIBDA margin was 31.5%. Outdoor Americas also benefits from significant operating leverage due to its high proportion of fixed costs, which allows it to generate significant OIBDA and cash flows from incremental revenues. In 2013, Outdoor Americas generated cash flows from operating activities of $278.4 million. In addition, most of its capital expenditures are directed towards new revenue-generating projects, such as the conversion of traditional static billboard displays to digital billboard displays.

Experienced Management. Members of Outdoor Americas’ management team has served as ambassadors for the promotion of out-of-home advertising as a preferred advertising medium, and Outdoor Americas believes that they have been instrumental in the development of industry-wide initiatives to improve audience measurement and targeting capabilities. Outdoor Americas’ management team includes members of the board and committees of the Outdoor Advertising Association of America and other personnel who are closely involved in advocacy for constituents of the out-of-home advertising industry, including advertisers, consumers and communities.

Growth Strategy

Continued Conversion to Digital Billboard Displays. Increasing the number of digital billboard displays in its most heavily trafficked locations is an important element of Outdoor Americas’ organic growth strategy, as digital billboard displays have the potential to attract additional business from both new and existing customers. Digital billboard displays generate approximately three to four times more revenue per display on average than traditional static billboard displays, and digital billboard displays generate higher profits and cash flows than traditional static billboard displays. In addition, digital billboard displays are attractive to Outdoor Americas’ customers because they allow for the development of richer and more visually engaging messages and provide Outdoor Americas’ customers with the flexibility both to target audiences by time of day and to quickly launch new advertising campaigns. As of March 31, 2014, Outdoor Americas had 411 digital billboard displays in the United States, representing only approximately 1% of its total billboard displays in the United States. As the costs to convert traditional static billboard displays to digital billboard displays have declined, Outdoor Americas has accelerated its conversion efforts, adding approximately 70 digital billboard displays in 2011 and 110 digital billboard displays in each of 2012 and 2013, and approximately 40 digital billboard displays during the three months ended March 31, 2014. Outdoor Americas intends to spend a significant portion of its capital expenditures in the coming years to continue to increase the number of digital billboard displays in its portfolio.

Increased Use of Social Media and Mobile Technology Engagement. Outdoor Americas believes there is potential for growth in the reach and effectiveness of out-of-home advertising through increased use of social media and mobile technology engagement. In the coming years, Outdoor Americas intends to pursue these opportunities, including through possible strategic alliances and partnerships with social media and mobile technology companies.

Consider Selected Acquisition Opportunities. Outdoor Americas’ national footprint in the United States and significant presence in Canada and the countries in which it operates in Latin America provides Outdoor Americas with an attractive platform on which to add additional advertising structures and sites. Its scale gives Outdoor Americas advantages in driving additional revenues and reducing operating costs from acquired billboards. Outdoor Americas believes that there is significant opportunity for additional industry consolidation, and it will evaluate opportunities to acquire additional advertising businesses and structures and sites on a case-by-case basis.

Encourage Adoption of New Audience Measurement Systems. Outdoor Americas believes that the accelerated adoption of the out-of-home advertising industry’s audience measurement system, the TAB Out-of- Home Ratings, will enhance the value of out-of-home advertising media by providing its customers with improved audience measurement and the ability to target by gender, age, ethnicity and income. Outdoor Americas believes that by providing a consistent and reliable audience measurement metric comparable to those used by other media formats, the TAB Out-of-Home Ratings encourages the incorporation of out-of-home advertising media by independent marketing specialists and advertising agencies that increasingly rely on analytical models to design marketing campaigns.

Drive Enhanced Revenue Management. Outdoor Americas focuses heavily on inventory management and advertising rate pricing systems to improve revenue yield over time across its portfolio of advertising structures and sites. By carefully managing its pricing on a market-by-market and display-by-display basis, Outdoor Americas aims to improve profitability by ensuring pricing discipline. It believes that closely monitoring pricing and improving pricing discipline will provide strong potential revenue enhancement.

Properties

Outdoor Americas’ principal executive offices, which it leases, are located at 405 Lexington Avenue, 17th Floor, New York, NY 10174. Outdoor Americas and its subsidiaries also own and lease office and warehouse space throughout the United States, Canada and several other foreign countries. Outdoor Americas considers its properties adequate for its present needs.

Each of Outdoor Americas’ United States and International segments primarily leases its outdoor advertising sites, but, in a few cases, it owns or holds permanent easements on its outdoor advertising sites. These lease agreements have terms varying between one month and multiple years, and usually provide renewal options. There is no significant concentration of outdoor advertising sites under any one lease or with any one landlord. An important part of Outdoor Americas’ business activity is to manage its lease portfolio and negotiate suitable lease renewals and extensions.

Outdoor Americas’ Portfolio of Outdoor Advertising Structures and Sites

Investment Diversification

Diversification by Customer

For the year ended December 31, 2013 no individual customer represented greater than 1.7% of Outdoor Americas revenues and for the three months ended March 31, 2014 no individual customer represented greater than 1.8% of Outdoor Americas revenues. Therefore, Outdoor Americas does not consider detailed information by individual customer to be meaningful.

Diversification by Industry

The following table sets forth information regarding the diversification of revenues earned in the United States among different industries for the year ended December 31, 2013.

Industry	Percentage of Total United States Revenues for the Year Ended December 31, 2013
Retail	10%
Television	8%
Entertainment	7%
Healthcare/Pharmaceuticals	7%
Restaurants/Fast Food	7%
Professional Services	7%
Telephone/Utilities	6%
Automotive	5%
Financial Services	5%
Casinos/Lottery	5%
Beer/Liquor	5%
Education	4%
Movies	4%
Travel/Leisure	4%
Computers/Internet	3%
Food/Non-Alcoholic Beverages	3%
Real Estate Brokerage	1%
Other(1)	9%

Total	100%

(1)	No single industry in “Other” individually represents more than 2% of total revenues.

Diversification by Geography

Outdoor Americas’ advertising structures and sites are geographically diversified across 39 states and seven countries, as well as Puerto Rico. The following table sets forth information regarding the geographic diversification of its advertising structures and sites, which are listed in order of contributions to total revenue.

	Percentage of Revenues for the Year Ended December 31, 2013				Number of Displays as of December 31, 2013
Location (Metropolitan Area)	Static Billboard Displays	Digital Billboard Displays	Transit and Other Displays	Total Displays	Static Billboard Displays	Digital Billboard Displays	Transit and Other Displays	Total	Percentage of Total Displays
New York, NY	3%	9%	52%	17%	164	6	168,435	168,605	47%
Los Angeles, CA	11%	5%	13%	11%	3,829	6	41,268	45,103	13%
State of New Jersey	5%	11%	<1%	4%	4,102	19	—	4,121	1%
Miami, FL	4%	3%	2%	3%	1,038	13	12,801	13,852	4%
Houston, TX	5%	2%	<1%	3%	1,205	8	—	1,213	<1%
Detroit, MI	4%	8%	1%	3%	2,353	22	13,483	15,858	4%
Washington, D.C.	<1%	—	10%	3%	11	—	19,761	19,772	6%
San Francisco, CA	3%	9%	1%	3%	1,442	13	545	2,000	1%
Atlanta, GA	2%	7%	3%	3%	2,418	35	16,361	18,814	5%
Chicago, IL	3%	2%	<1%	3%	956	7	—	963	<1%
Dallas, TX	3%	5%	1%	3%	723	18	294	1,035	<1%
Tampa, FL	3%	5%	<1%	2%	1,678	25	—	1,703	<1%
Phoenix, AZ	2%	6%	1%	2%	1,831	47	3,120	4,998	1%
Orlando, FL	2%	3%	<1%	2%	1,548	15	—	1,563	<1%
St. Louis, MO	2%	2%	<1%	1%	1,455	11	—	1,466	<1%
All Other United States and Puerto Rico	32%	22%	5%	24%	19,968	128	8,851	28,947	8%

Total United States	85%	99%	91%	87%	44,721	373	284,919	330,013	93%

Canada	7%	1%	5%	7%	6,036	18	8,327	14,381	4%
Mexico	5%	—	1%	3%	4,656	1	87	4,744	1%
South America	3%	—	3%	3%	2,402	—	4,648	7,050	2%

Total International	15%	1%	9%	13%	13,094	19	13,062	26,175	7%

Total	100%	100%	100%	100%	57,815	392	297,981	356,188	100%

Total revenues (in millions)	$852.5	$73.2	$368.3	$1,294.0

Renovation, Improvement and Development

Most of Outdoor Americas’ non-maintenance capital expenditures are directed towards new revenue-generating projects, such as the conversion of traditional static billboard displays to digital. As the costs to convert a traditional static billboard display to a digital billboard display have declined, Outdoor Americas has accelerated its conversion efforts, adding approximately 70 digital billboard displays in 2011 and approximately 110 digital billboard displays in each of 2012 and 2013, and approximately 40 digital billboard displays during the three months ended March 31, 2014. The industry average initial investment required for a digital billboard display is approximately $250,000, according to SNL Kagan. Digital billboard displays generate approximately three to four times more revenue per display on average than traditional static billboard displays. Digital billboard displays also incur, on average, approximately two to three times more operating costs, including higher variable costs associated with the increase in revenue, than traditional static billboard displays. As a result, digital billboard displays generate higher profits and cash flows than traditional static billboard displays. As of

March 31, 2014, Outdoor Americas had 411 digital billboard displays in the United States, representing only approximately 1% of its total billboard displays in the United States. Outdoor Americas intends to spend a significant portion of its capital expenditures in the coming years to continue increasing the number of digital billboard displays in its portfolio.

Outdoor Americas routinely invests capital in the maintenance and repair of its billboard and transit structures. This includes safety initiatives and replaced displays, as well as new billboard components such as panels, sections, catwalks, lighting and ladders. Outdoor Americas’ maintenance capital expenditures for the years ended December 31, 2013, 2012 and 2011 were $23.5 million, $16.0 million and $15.3 million, respectively.

Contract Expirations

Outdoor Americas derives revenues primarily from providing advertising space to customers on its advertising structures and sites. Its contracts with customers generally cover periods ranging from four weeks to one year and are generally billed every four weeks. Since contract terms are short-term in nature, revenues by year of contract expiration are not considered meaningful.

Outdoor Americas’ Recent Acquisition Activity

Outdoor Americas has historically pursued opportunities to acquire billboards, including the related permits and leasehold agreements. Outdoor Americas completed $11.5 million of such acquisitions during the year ended December 31, 2013 and acquisitions during the three months ended March 31, 2013 were minimal.

Insurance

As a subsidiary of CBS, the advertising structures and sites in Outdoor Americas’ portfolio have been covered under CBS’s blanket policy for commercial general liability, fire, extended coverage, earthquake, business interruption and rental loss insurance. Outdoor Americas has also been covered by other CBS policies, including errors and omissions, terrorism, director’s and officer’s liability, fiduciary liability, employment practices liability, professional liability and workers’ compensation insurance. As of the date hereof, Outdoor Americas is covered by its own policies under a stand-alone insurance program with policy specifications and insured limits based on Outdoor Americas’ assessment of its business and the risks it faces as a stand-alone company, which may differ from the policy specifications and insured limits under CBS’s plans. In the opinion of Outdoor Americas’ management, its properties are adequately covered by insurance.

Competition

The outdoor advertising industry is fragmented, consisting of several large companies operating on a national basis, such as Outdoor Americas, Clear Channel Outdoor Holdings, Inc., JCDecaux S.A. and Lamar Advertising Company, as well as hundreds of smaller regional and local companies operating a limited number of displays in a single or a few local markets. Outdoor Americas competes with these companies for both customers and structure and display locations.

Outdoor Americas also competes with other media, including broadcast and cable television, radio, print media, the internet and direct mail marketers, within their respective markets. In addition, Outdoor Americas competes with a wide variety of out-of-home media, including advertising in shopping centers, airports, movie theaters, supermarkets and taxis. Advertisers compare relative costs of available media, including CPMs, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, the outdoor advertising industry relies on its relative cost efficiency and its ability to reach specific markets, geographic areas and/or demographics.

Employees

As of March 31, 2014, Outdoor Americas had approximately 2,390 employees, of which 315 were local account executives in its United States segment, 50 were national account executives in its United States segment and 96 were account executives in its International segment. As of March 31, 2014, approximately 2,360 of Outdoor Americas’ employees were full-time employees and approximately 30 were part-time employees. Some of these employees are represented by labor unions and are subject to collective bargaining agreements.

Legal Proceedings

On an ongoing basis, Outdoor Americas is engaged in lawsuits and governmental proceedings and responds to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, “litigation”). Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in Outdoor Americas’ opinion, none of its current litigation is expected to have a material adverse effect on its results of operations, financial position or cash flows.

INDUSTRY OF OUTDOOR AMERICAS

Advertisers utilize out-of-home media to reach national, regional and local audiences in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes, as well as throughout municipal transit systems. In 2012, out-of-home advertising spending in the United States totaled $7.6 billion, or 4.7% of the $161.2 billion that was spent across all United States major media categories, according to a 2013 Zenith Optimedia study on Advertising Expenditure Forecasts. Based on this study, since 1990, out-of-home advertising spending in the United States has increased at a 5.0% compound annual growth rate, has increased as a percentage of total media spending from 1.6% to 4.7% and is projected to continue gaining market share. According to the report, out-of-home advertising spending in the United States is expected to grow at a compound annual growth rate of 4.8% from 2012 through 2015, and growth is expected to be 9.6% over the same time period for Latin America.

Out-of-home advertising is conducted through the following types of advertising structures and sites:

Billboards. Out-of-home advertising companies generally own billboards, which are located on sites leased through agreements with property owners. Billboard displays can be either static or digital and can come in a variety of forms, including on freestanding billboards and on the exterior and roofs of buildings. Billboards are generally classified by size as bulletins, posters or junior posters:

•	Bulletins vary in size and are most typically 14 feet high and 48 feet wide. Located along primary commuting routes, including major expressways and main intersections, bulletins garner high monthly rental rates because of their size and impact in highly trafficked areas.

•	Posters vary in size and are most typically 10 feet 5 inches high and 22 feet 8 inches wide, while junior posters are most typically 5 feet high and 11 feet wide. Located in commercial areas and near point-of-purchase locations, posters and junior posters are highly visible to vehicular traffic and are often placed in local neighborhoods where bulletins are not permitted under zoning laws.

Digital billboard displays represent approximately 1% of the current out-of-home billboard market with 4,900 displays, according to the Outdoor Advertising Association of America. The digital billboard display market is a targeted growth opportunity for many of the out-of-home advertising industry’s major participants. Digital billboard displays eliminate the need to physically change advertisement material, thereby resulting in reduced production costs. Digital billboard displays have also been met with high demand from advertisers due to the increased consumer engagement they allow in comparison to traditional out-of-home advertising mediums.

Transit and Other. Advertising displays are also placed on the interior and exterior of rail and subway cars and buses, as well as on benches, trains, trams, transit shelters, urban panels (i.e., smaller-sized billboards located at transit entrances), street kiosks and transit platforms. Out-of-home advertising companies generally hold multiyear contracts with municipalities and transit operators for the exclusive right to display advertising copy on their properties.

REGULATION

The outdoor advertising industry is subject to governmental regulation and enforcement at the federal, state and local levels in the United States and to national, regional and local restrictions in foreign countries. These regulations have a significant impact on the outdoor advertising industry and Outdoor Americas’ business. The descriptions that follow are summaries and should be read in conjunction with the texts of the regulations described herein, which are subject to change. The descriptions do not purport to describe all present and proposed regulations affecting Outdoor Americas’ businesses.

In the United States, the federal Highway Beautification Act of 1965 establishes a framework for the regulation of outdoor advertising on primary and interstate highways built with federal financial assistance. As a condition to federal highway assistance, the Highway Beautification Act of 1965 requires states to restrict billboards on such highways to commercial and industrial areas, and imposes certain size, spacing and other requirements associated with the installation and operation of billboards. The Highway Beautification Act of 1965 requires the development of state standards, promotes the expeditious removal of illegal signs and requires just compensation for takings, on affected roadways.

Municipal and county governments generally also have sign controls as part of their zoning laws and building codes, and many have adopted standards more restrictive than the federal requirements. Some state and local government regulations prohibit construction of new billboards and some allow new construction only to replace existing structures. Other regulations prohibit the relocation or modification of existing billboards, limit the ability to rebuild, replace, repair, maintain and upgrade “legal nonconforming” structures (billboards which conformed with applicable zoning regulations when built but which no longer conform to current zoning regulations), and impose restrictions on the construction, repair, maintenance, lighting, operation, upgrading, height, size, spacing and location of outdoor structures, and the use of new technologies such as digital signs. In addition, from time to time, third parties or local governments commence proceedings in which they assert that Outdoor Americas owns or operates structures that are not properly permitted or otherwise in strict compliance with applicable law.

Governmental regulation of advertising displays also limits Outdoor Americas’ installation of additional advertising displays, restricts advertising displays to governmentally controlled sites or permits the installation of advertising displays in a manner that benefits its competitors disproportionately, any of which could have an adverse effect on Outdoor Americas’ business, financial condition and results of operations.

Although state and local government authorities from time to time use the power of eminent domain to remove billboards, United States law requires payment of compensation if a state or political subdivision compels the removal of a lawful billboard along a primary or interstate highway that was built with federal financial assistance. Additionally, many states require similar compensation (or relocation) with regard to compelled removals of lawful billboards in other locations. Some local governments have attempted to force removal of billboards after a period of years under a concept called amortization. Under this concept, the governmental body asserts that just compensation has been earned by continued operation of the billboard over a period of time. Thus far, Outdoor Americas has generally been able to obtain satisfactory compensation for its billboards purchased or removed as a result of governmental action, although there is no assurance that this will continue to be the case in the future.

From time to time, legislation has been introduced in both the United States and foreign jurisdictions attempting to impose taxes on revenue from outdoor advertising or for the right to use outdoor advertising assets. Several jurisdictions have already imposed such taxes based on a percentage of Outdoor Americas’ outdoor advertising revenue in that jurisdiction. In addition, some jurisdictions have taxed Outdoor Americas’ personal property and leasehold interests in outdoor advertising locations using various other valuation methodologies. Outdoor Americas expects United States and foreign jurisdictions to continue to try to impose such taxes as a way of increasing their revenue. In recent years, outdoor advertising also has become the subject of other targeted taxes and fees. These laws may affect prevailing competitive conditions in its markets in a variety of ways. Such laws may reduce Outdoor Americas’ expansion opportunities or may increase or reduce competitive pressure from other members of the outdoor advertising industry. No assurance can be given that existing or future laws or regulations, and the enforcement thereof, will not materially and adversely affect the outdoor advertising industry. However, Outdoor Americas contests laws and regulations that it believes unlawfully restrict its constitutional or other legal rights and may adversely impact the growth of its outdoor advertising business.

A number of foreign, state and local governments have implemented or initiated taxes (including taxes on revenues from outdoor advertising or for the right to use outdoor advertising assets), fees and registration requirements in an effort to decrease or restrict the number of outdoor advertising structures and sites or raise revenues, or both. Restrictions on outdoor advertising of certain products and services are or may be imposed by federal, state and local laws and regulations. For example, tobacco products have been effectively banned from outdoor advertising in all of the jurisdictions in which Outdoor Americas currently does business.

As the owner or operator of various real properties and facilities, Outdoor Americas must comply with various foreign, federal, state and local environmental, health and safety laws and regulations. Outdoor Americas and its properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and nonhazardous substances and employee health and safety. Historically, with the exception of safety upgrades, Outdoor Americas has not incurred significant expenditures to comply with these laws.

Outdoor Americas intends to expand the deployment of digital billboards that display static digital advertising copy from various advertisers that change up to several times per minute. It has encountered some existing regulations in the United States and across some international jurisdictions that restrict or prohibit these types of digital displays. However, since digital technology for changing static copy has only recently been developed and introduced into the market on a large scale, and is in the process of being introduced more broadly in Outdoor Americas’ international markets, existing regulations that currently do not apply to digital technology by their terms could be revised to impose greater restrictions. These regulations, or actions by third parties, may impose greater restrictions on digital billboards due to alleged concerns over aesthetics or driver safety.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of Outdoor Americas’ investment, financing and other policies. Outdoor Americas intends to conduct its business in a manner such that it is not treated as an “investment company” under the Investment Company Act of 1940, as amended. In addition, if Outdoor Americas elects and qualifies to be taxed as a REIT, it intends to conduct its business in a manner that is consistent with maintaining its qualification to be taxed as a REIT. These policies may be amended or revised from time to time at the discretion of Outdoor Americas’ board of directors without a vote of its stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

Outdoor Americas’ investment objective is to maximize income. It intends to achieve this objective by developing its existing advertising structures and sites, including through the digital modernization of such advertising structures and sites, and by acquiring new advertising structures and sites. Outdoor Americas currently intends to invest in advertising structures and sites located primarily in major metropolitan areas in the Americas. Future development or investment activities will not be limited to any specific percentage of its assets or to any geographic area or type of advertising structure or site. While Outdoor Americas may diversify in terms of location, size and market, it does not have any limit on the amount or percentage of its assets that may be invested in any one property or any one geographic area. In addition, Outdoor Americas may purchase or lease properties for long-term investment, improve the properties it presently owns or other acquired properties, or lease such properties, in whole or in part, when circumstances warrant.

Outdoor Americas may also enter into multi-year contracts with municipalities and transit operators for the exclusive right to display advertising copy on the interior and exterior of rail and subway cars, buses, benches, trams, trains, transit shelters, street kiosks and transit platforms. In addition, Outdoor Americas may participate with third parties in property ownership through joint ventures or other types of co-ownership. Outdoor Americas will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet its investment policies.

Investments in acquired advertising structures and sites may be subject to existing mortgage financing and other indebtedness or to new indebtedness that may be incurred in connection with acquiring or refinancing these properties. Outdoor Americas does not currently have any restrictions on the number or amount of mortgages that may be placed on any one advertising site or structure. Debt service on such financing or indebtedness will have a priority over any distributions with respect to Outdoor Americas common stock.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Outdoor Americas may in the future invest in securities of other issuers, including REITs and entities engaged in real estate activities and including for the purpose of exercising control over such entities, although it has not done so during the past three years. Such future investment activities will not be limited to any specific percentage of its assets or to any specific type(s) of securities. However, because Outdoor Americas must comply with various requirements under the Code in order to maintain its qualification to be taxed as a REIT, including restrictions on the types of assets it may hold, the sources of its income and accumulation of earnings and profits, its ability to engage in certain acquisitions, such as acquisitions of C corporations, may be limited.

Investments in Other Securities

Outdoor Americas may in the future invest in additional securities such as bonds, preferred stock and common stock. Outdoor Americas has no present intention to make any such investments, except for investments in cash equivalents in the ordinary course of business. Future investment activities in additional securities will not be limited to any specific percentage of Outdoor Americas’ assets or to any specific type of securities or industry group.

Dispositions

From time to time in the ordinary course of business, Outdoor Americas has both acquired and disposed of advertising structures and sites in order to optimize its portfolio, and it intends to continue to do so in the future.

Investments in Real Estate Mortgages

Outdoor Americas has not invested in, nor does it have any present intention to invest in, real estate mortgages, although it is not prohibited from doing so.

Financing and Leverage Policy

Outdoor Americas intends, when appropriate, to employ leverage and to use debt as a means to provide additional funds to distribute to stockholders, to acquire assets, to refinance existing debt or for corporate purposes. Outdoor Americas has not borrowed any money from third parties during the past three years, except in connection with its formation transactions. Outdoor Americas’ charter and bylaws do not limit the amount or percentage of indebtedness that it may incur, nor has Outdoor Americas adopted any policies addressing this. Outdoor Americas’ existing debt agreements contain, and its future debt agreements may contain, covenants that place restrictions on Outdoor Americas and its subsidiaries. These covenants may restrict, among other things, Outdoor Americas’ and its subsidiaries’ ability to:

•	incur additional indebtedness, guarantee indebtedness or issue disqualified stock;

•	pay dividends on, repurchase or make distributions in respect of Outdoor Americas’ or certain of its subsidiaries’ capital stock or make other restricted payments;

•	make certain investments;

•	sell, transfer or otherwise convey certain assets;

•	create liens;

•	enter into sale/leaseback transactions;

•	enter into agreements restricting certain subsidiaries’ ability to pay dividends or make other intercompany transfers;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of Outdoor Americas’ or its subsidiaries’ assets;

•	enter into transactions with affiliates;

•	prepay certain kinds of indebtedness; and

•	issue or sell stock of Outdoor Americas’ subsidiaries.

Outdoor Americas’ board of directors may limit its debt incurrence to be more restrictive than its debt covenants allow and from time to time may modify these restrictions in light of then-current economic conditions, relative costs of debt and equity capital, market values of its properties, general conditions in the market for debt and equity securities, fluctuations in the market price of its common stock, growth and acquisition opportunities and other factors. If these restrictions are relaxed, Outdoor Americas could become more highly leveraged, resulting in an increased risk of default on its obligations and a related increase in debt service requirements.

Lending Policies

Outdoor Americas does not intend to engage in significant lending activities, although it does not have a policy limiting its ability to make loans to third parties. Outdoor Americas may consider offering purchase money financing in connection with the sale of properties. Other than loans to joint ventures in which it participates and loans to its employees, subject to applicable laws, which Outdoor Americas has made, and may continue to make, it has not made any loans to third parties in the past three years.

Policies With Respect to Other Activities

Outdoor Americas may issue debt securities, including senior securities, offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise reacquire Outdoor Americas common stock or other securities in the open market or otherwise, and it may engage in such activities in the future. Except in connection with Outdoor Americas’ initial public offering and formation borrowings, in the past three years, Outdoor Americas has not issued debt securities, common stock, preferred stock, options to purchase stock or any other securities in exchange for property or any other purpose, and its board of directors has no present intention of doing so. Outdoor Americas’ board of directors has the authority, without further stockholder approval, to amend its charter to increase the number of authorized shares of common stock or preferred stock and to authorize Outdoor Americas to issue additional shares of Outdoor Americas common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration it deems appropriate, subject to applicable laws and regulations. Outdoor Americas has not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and does not intend to do so.

Conflict of Interest Policies

Policies Applicable to All Directors and Officers

In connection with its initial public offering, Outdoor Americas’ board of directors established a code of business conduct and ethics that is designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between its employees, officers and directors and Outdoor Americas. However, there can be no assurance that these policies or provisions of law will always be successful in eliminating the influence of such conflicts.

Corporate Opportunities

Outdoor Americas’ charter contains provisions related to certain corporate opportunities that may be of interest to both Outdoor Americas and CBS. These provisions provide that in the event that a director or officer of Outdoor Americas who is also a director or officer of CBS acquires knowledge of a potential corporate transaction or matter that may be a corporate opportunity for both Outdoor Americas and CBS (excluding any corporate opportunity that was presented or became known to such person solely in his or her capacity as a director or officer of Outdoor Americas, as reasonably determined by such director or officer, unless Outdoor Americas notifies such person that Outdoor Americas does not intend to pursue such corporate opportunity):

•	Outdoor Americas has renounced any interest in or expectancy with respect to such corporate opportunity if such director or officer (a) presents such opportunity to CBS or (b) does not communicate information regarding such opportunity to Outdoor Americas because that person has directed or intends to direct the opportunity to CBS; and

•	such director or officer may present such corporate opportunity to either Outdoor Americas or CBS or to both, as such director or officer deems appropriate under the circumstances in such person’s sole discretion, and by doing so such director or officer (a) will have fully satisfied and fulfilled such person’s duties to Outdoor Americas and its stockholders with respect to such corporate opportunity, (b) will not be liable to Outdoor Americas or its stockholders for breach of any statutory or common law duties and (c) will be deemed to have acted in accordance with the standard of care set forth in Section 2-405.1 of the MGCL, or any successor statute, or otherwise applicable to directors and officers of a Maryland corporation.

In addition, Outdoor Americas’ charter provides that, except as otherwise agreed to in writing by Outdoor Americas and CBS:

•	neither Outdoor Americas nor CBS will have any duty to refrain from engaging, directly or indirectly, in the same or similar activities or lines of business as the other company, doing business with any potential or actual customer or supplier of the other company, or employing or engaging or soliciting for employment any director, officer or employee of the other company; and

•	no director or officer of Outdoor Americas or CBS will be liable to the other company or to the stockholders of either for breach of any duty by reason of any such activities of Outdoor Americas or CBS, as applicable, or for the presentation or direction to Outdoor Americas or CBS of, or participation in, any such activities, by a director or officer of Outdoor Americas or CBS, as applicable.

Outdoor Americas’ charter provides that the foregoing will not be deemed exclusive of any other waiver of a corporate opportunity by Outdoor Americas or its board of directors. The corporate opportunity provisions in Outdoor Americas’ charter will cease to apply and have no further force and effect from and after the date that both (1) CBS ceases to own shares of its common stock representing at least 20% of the total voting power of Outdoor Americas common stock and (2) no person who is a director or officer of Outdoor Americas is also a director or officer of CBS. Accordingly, the corporate opportunity provisions in Outdoor Americas’ charter will no longer apply if the exchange offer is fully subscribed and completed.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between Outdoor Americas and any of its directors or between Outdoor Americas and any other corporation or other entity in which any of its directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting of the board of directors or committee of the board of directors at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof provided that:

•	the fact of the common directorship or interest is disclosed or known to Outdoor Americas’ board of directors or a committee of the board, and the board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to Outdoor Americas’ stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to Outdoor Americas.

Reporting Policies

Outdoor Americas intends to make available to its stockholders its Annual Reports on Form 10-K, including its audited financial statements, when due. Outdoor Americas is subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, Outdoor Americas is required to file annual and other periodic reports, current reports, proxy statements and other information, including audited financial statements, with the SEC.

MANAGEMENT OF OUTDOOR AMERICAS

Executive Officers

The following table sets forth information as of June 10, 2014 regarding the individuals who serve as Outdoor Americas’ executive officers.

Name	Age	Position
Jeremy J. Male	56	Chief Executive Officer and Director
Wally Kelly	57	President and Chief Operating Officer
Donald R. Shassian	58	Executive Vice President and Chief Financial Officer
Raymond Nowak	61	Executive Vice President, Chief Administrative Officer and U.S. Chief Financial Officer
Richard H. Sauer	56	Executive Vice President, General Counsel and Secretary
Jodi Senese	55	Executive Vice President and Chief Marketing Officer

None of Outdoor Americas’ executive officers is related to each other or any director by blood, marriage or adoption.

Jeremy J. Male has served as Chief Executive Officer of the CBS Outdoor business since September 2013. Prior to that, he served as the Chief Executive Officer, UK, Northern Europe and Australia for JCDecaux SA since 2000. He also served as a Member of the Executive Board at JCDecaux SA from October 2000 to September 2013. Prior to that, he served as Chief Executive Officer, Europe, of TDI Worldwide Inc. (later acquired by the CBS Outdoor business).

Wally Kelly has served as President and Chief Operating Officer of the CBS Outdoor business since September 2013. Prior to that, he served as President and Chief Executive Officer of the CBS Outdoor business since 2003, and prior to that, he served in Executive Vice President and Senior Vice President roles since 1984.

Donald R. Shassian has served as Executive Vice President and Chief Financial Officer of the CBS Outdoor business since November 2013. Prior to that, he served as the Executive Vice President and Chief Financial Officer of Frontier Communications Corporation from 2006 to 2013. Before that, he served as an M&A consultant for communications companies pursuing the acquisition and divestiture of local exchange businesses. Previously, he served as Executive Vice President/Chief Financial Officer and later Chief Operating Officer of RSL Communications, Ltd. and Senior Vice President and Chief Financial Officer of Southern New England Telecommunications Corporation and was a partner with Arthur Andersen. He currently serves on the board of directors and is chairman of the audit committee of UIL Holdings Corporation.

Raymond Nowak has served as Executive Vice President, Chief Administrative Officer and U.S. Chief Financial Officer of the CBS Outdoor business since November 2013. Prior to that, he served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of the CBS Outdoor business since 2002. Previously, he was the Senior Vice President and Controller of the Warner Music Group from 1993 to 2002. Prior to that, from 1979 to 1993, Mr. Nowak served in various financial posts and reporting positions at Paramount Communications, a former subsidiary of CBS (when it was known as Viacom Inc.), where he last served as both Executive Vice President, Chief Financial Officer of Madison Square Garden and Vice President of Accounting, Systems and Benefits at Corporate.

Richard H. Sauer has served as Executive Vice President and General Counsel of the CBS Outdoor business since December 2006. Beginning in March 2014, he also began serving as Secretary of Outdoor Americas. Prior to that, he was a partner at the law firm Duane Morris LLP and, before that, a partner at the law firm Jones Day.

Jodi Senese has served as Executive Vice President and Chief Marketing Officer of the CBS Outdoor business since April 2013. Prior to that, she served as Executive Vice President, Marketing at CBS Outdoor overseeing all aspects of marketing, research and creative services as well as the development of new business strategies for the CBS Outdoor business since 2001. Previously, she served as Executive Vice President, Marketing at TDI Worldwide Inc. (later acquired by the CBS Outdoor business) since 1991. Before that, she served as Vice President, Marketing at Gannett Outdoor (later acquired by the CBS Outdoor business) from 1987 to 1991. Ms. Senese began her career as Director of Sales Promotion at New York Subways Advertising Company (later acquired by the CBS Outdoor business) in 1981. She served as Chairwoman of the Outdoor Advertising Association of America Marketing Committee from 2009 through 2013.

Board of Directors

Outdoor Americas’ business and affairs are managed under the direction of its board of directors. Outdoor Americas’ charter provides that the number of directors on its board of directors is fixed exclusively by the board of directors pursuant to Outdoor Americas’ bylaws, but may not be fewer than the minimum required by Maryland law, which is currently one. Outdoor Americas’ bylaws provide that the board of directors will consist of not less than one and not more than 15 directors.

Outdoor Americas’ board of directors currently consists of seven directors. The following table sets forth information as of June 10, 2014 regarding individuals who serve as members of Outdoor Americas’ board of directors. Following completion of the exchange offer, if the exchange offer is fully subscribed, Outdoor Americas expects that Messrs. Moonves, Ambrosio, Ianniello and Tu will resign from the Outdoor Americas’ board of directors following the identification of suitable candidates to fill the vacant board seats created thereby.

Name	Age	Position
Anthony G. Ambrosio	53	Director
Joseph R. Ianniello	46	Director
Jeremy J. Male	56	Chief Executive Officer and Director
Peter Mathes	61	Director
Leslie Moonves	64	Director, Chairman
Lawrence P. Tu	59	Director
Joseph H. Wender	69	Director

None of Outdoor Americas’ directors is related to each other or any executive officer by blood, marriage or adoption.

Anthony G. Ambrosio has served on Outdoor Americas’ board of directors since March 2014. Mr. Ambrosio has also been Senior Executive Vice President, Chief Administrative Officer and Chief Human Resources Officer of CBS since July 2013. Prior to that, he served as the Executive Vice President, Human Resources and Administration, of CBS since January 1, 2006. Previously, he served as Co-Executive Vice President, Human Resources of former Viacom Inc. since September 2005 and, before that, he held various human resources positions at CBS, Infinity and Viacom Outdoor businesses since 1985. Mr. Ambrosio’s significant expertise in leading CBS’s global human resources and administration functions provides Outdoor Americas’ board with an experienced advisor with respect to the recruitment and retention of top executive talent and the management of administrative costs.

Joseph R. Ianniello has served on Outdoor Americas’ board of directors since Outdoor Americas’ formation. Since June 2013, he has served as the Chief Operating Officer of CBS, and, prior to that, its Executive Vice President and Chief Financial Officer since August 2009. Previously, Mr. Ianniello served as Deputy Chief Financial Officer of CBS since November 2008, and prior to that, various executive and finance positions at CBS since 2000. With his experience in increasingly complex roles at CBS, Mr. Ianniello brings to Outdoor Americas’ board important business and financial expertise in matters of strategy development and execution and financial management.

Jeremy J. Male has served on Outdoor Americas’ board of directors since March 2014. He was named Chief Executive Officer of the CBS Outdoor business in September 2013. Prior to that, he served as the Chief

Executive Officer, UK, Northern Europe and Australia for JCDecaux SA since 2000. He also served as a Member of the Executive Board at JCDecaux SA from October 2000 to September 2013. As a director, with his long and successful career in senior management positions at a number of highly regarded global outdoor companies and his service both as Chairman of the Outdoor Media Centre in the UK and President of FEPE International, an association of outdoor advertising companies worldwide, Mr. Male brings to Outdoor Americas unparalleled global expertise in the outdoor advertising industry and is well positioned to lead Outdoor Americas, through his executive and director roles, as it becomes an independent public company.

Peter Mathes has served on Outdoor Americas’ board of directors since March 2014. Mr. Mathes served as the Chairman and Chief Executive Officer of AsianMedia Group LLC from 2004 to September 2011. Prior to that, he served in various managerial roles, beginning in 1982 at Chris Craft/United Television Group, where he served as Executive Vice President from 1998 to 2001. In January 2012, AsianMedia Group LLC filed for reorganization under bankruptcy laws as a result of a significant decline in U.S. television spot advertising demand beginning in 2008, and, after selling its television stations, filed to liquidate its remaining assets. The case closed in July 2013. With over 30 years of combined experience in developing, acquiring and overseeing television stations and managing local and national advertising sales, Mr. Mathes brings to Outdoor Americas’ board expertise in local and national advertising strategy and development.

Leslie Moonves has served on Outdoor Americas’ board of directors since Outdoor Americas’ formation, and beginning in March 2014, serves as the Non-Executive Chairman of the board. Since January 1, 2006, he has been President and Chief Executive Officer and a Director of CBS. Previously, Mr. Moonves served as Co-President and Co-Chief Operating Officer of former Viacom Inc. since June 2004. Prior to that, he served as Chairman and Chief Executive Officer of CBS since 2003 and as its President and Chief Executive Officer since 1998. Mr. Moonves joined former CBS Corporation in 1995 as President, CBS Entertainment. Prior to that, Mr. Moonves was President of Warner Bros. Television since July 1993. With his experience in all aspects of CBS’s global businesses, Mr. Moonves provides an experienced perspective on the strategic direction of Outdoor Americas. Mr. Moonves is widely recognized as one of the most influential leaders in the entertainment industry and is also an experienced director, with his service on boards of multiple industry associations and his prior service on other public company boards. During the past five years, he was also a director of KB Home (2004-2012).

Lawrence P. Tu has served on Outdoor Americas’ board of directors since March 2014. He has also been Senior Executive Vice President and Chief Legal Officer of CBS since January 1, 2014. Previously, Mr. Tu served as Senior Vice President, General Counsel and Secretary of Dell Inc. since July 2004. Prior to that, Mr. Tu served as Executive Vice President and General Counsel of NBC Universal since 2001. He was previously a partner with the law firm O’Melveny & Myers LLP, and also served five years as managing partner of the firm’s Hong Kong office. Mr. Tu’s prior experience also includes serving as General Counsel Asia-Pacific for Goldman Sachs, attorney for the U.S. State Department and law clerk for U.S. Supreme Court Justice Thurgood Marshall. Mr. Tu holds Juris Doctor and Bachelor of Arts degrees from Harvard University, as well as a Master’s degree from Oxford University, where he was a Rhodes Scholar. Mr. Tu is an accomplished executive whose breadth of leadership and legal experience, including with respect to public companies in various industries, provides Outdoor Americas’ board with an invaluable legal and strategic advisor, as it transitions to becoming a separate public company.

Joseph H. Wender has served on Outdoor Americas’ board of directors since March 2014. He has also been a Senior Consultant to Goldman Sachs & Co. since January 2008. He began with Goldman, Sachs & Co. in 1971 and became General Partner of the firm in 1982, at which time he headed the Financial Institutions Group for over a decade. Mr. Wender also currently serves as a director of Isis Pharmaceuticals and Grandpoint Capital, a bank holding company, and is an Independent Trustee of the Schwab Family of Funds. With over 35 years of investment banking experience and his service on other boards, Mr. Wender brings to Outdoor Americas’ board a broad and deep understanding of public company financial reporting, corporate finance and strategic transactions.

Election and Classification of Directors

In accordance with the terms of Outdoor Americas’ charter, Outdoor Americas’ board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, and is divided as follows:

•	the Class I directors are Messrs. Ambrosio, Mathes and Tu, and their term will expire at the annual meeting of stockholders expected to be held in 2015;

•	the Class II directors are Messrs. Ianniello and Moonves, and their term will expire at the annual meeting of stockholders expected to be held in 2016; and

•	the Class III directors are Messrs. Male and Wender, and their term will expire at the annual meeting of stockholders expected to be held in 2017.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualifies, in accordance with Outdoor Americas’ bylaws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Director Independence and the “Controlled Company” Exemptions

As CBS indirectly owns more than 50% of Outdoor Americas’ outstanding stock entitled to vote generally in the election of directors, Outdoor Americas is a “controlled company” under the NYSE corporate governance standards. As a controlled company, Outdoor Americas relies on certain exemptions from the NYSE corporate governance standards, and as a result, Outdoor Americas’ stockholders currently do not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. Outdoor Americas remains subject to the requirement that it have an audit committee, and it will, by the dates required by the transition provisions of the NYSE corporate governance standards, have the requisite number of audit committee members meeting the independence requirements applicable to audit committee members under those standards. As permitted under the NYSE corporate governance standards, currently less than a majority of Outdoor Americas’ board of directors consists of independent directors, and Outdoor Americas does not have a compensation committee or a nominating and governance committee.

Following completion of the exchange offer, if the exchange offer is fully subscribed, Outdoor Americas will no longer qualify as a “controlled company” within the meaning of the NYSE corporate governance standards, and it will be required, in accordance with the transition provisions of these standards, to have both a compensation committee and a nominating and governance committee and a board of directors comprised of a majority of independent directors. Outdoor Americas’ board of directors has determined that two of its current directors, Messrs. Mathes and Wender, are “independent directors” under the NYSE corporate governance standards. By the dates required by the transition provisions of the NYSE corporate governance standards, Outdoor Americas expects to have the requisite number of independent directors on its board of directors and on each of these committees.

Committees of the Board of Directors

In connection with its initial public offering, the Outdoor Americas’ board of directors appointed an audit committee. A more detailed description of the purpose, composition and duties of the audit committee is contained in the committee’s charter, which is available on Outdoor Americas’ website at www.cbsoutdoor.com. The Outdoor Americas’ board of directors currently performs the functions of a nominating and governance committee and a compensation committee, except with respect to certain matters related to compliance with Section 162(m) of the Code, which are performed by Outdoor Americas’ independent directors who are also “outside directors” as defined by Section 162(m) of the Code, and for which such directors currently receive a per meeting fee. Upon completion of the exchange offer, Outdoor Americas expects that its board of directors will establish a compensation committee and a nominating and governance committee. A more detailed description of the purpose, composition and duties of the compensation committee and the nominating and governance committee will be contained in each committee’s respective charter, both of which will be available on Outdoor Americas’ website at www.cbsoutdoor.com upon completion of the exchange offer.

Audit Committee

The audit committee assists Outdoor Americas’ board of directors in fulfilling its responsibility to oversee, among other matters, the integrity of Outdoor Americas’ financial statements, its compliance with legal and regulatory requirements, its independent auditor’s qualifications and independence, and the performance of its internal audit function and independent auditors.

The members of Outdoor Americas’ audit committee are Messrs. Ianniello, Mathes and Wender. Outdoor Americas’ board of directors has determined that all of them are financially literate under the NYSE corporate governance standards and that two members of the audit committee, including Mr. Wender (chair), qualify as “audit committee financial experts” as defined under the applicable SEC rules. Outdoor Americas’ board has also determined that Messrs. Mathes and Wender meet the independence requirements applicable to audit committee members under the NYSE corporate governance standards and the applicable SEC rules. By the dates required by the transition provisions of the NYSE corporate governance standards and the applicable SEC rules, Outdoor Americas will have the requisite number of audit committee members meeting the independence requirements applicable to audit committee members under these standards and rules and the financial literacy requirements.

Compensation Committee

Following completion of the exchange offer, the Outdoor Americas’ board of directors will appoint a compensation committee. The compensation committee will have responsibility for, among other things, reviewing and approving corporate goals and objectives relevant to chief executive officer compensation, evaluating the chief executive officer’s performance in light of those goals and objectives, determining and approving compensation for the chief executive officer and other executive officers and evaluating and making recommendations to the board of directors regarding equity-based and incentive compensation plans. Upon completion of the exchange offer, Outdoor Americas expects its board of directors to appoint members to the compensation committee who meet, in accordance with the transition provisions of the NYSE corporate governance standards, the independence requirements applicable to compensation committee members under those standards.

Nominating and Governance Committee

Following completion of the exchange offer, the Outdoor Americas board of directors will appoint a nominating and governance committee. The nominating and governance committee will have responsibility for, among other things, identifying and recommending to the board of directors individuals qualified to become board members, developing and recommending to the board of directors corporate governance guidelines and overseeing the evaluation of the board of directors and management. Upon completion of the exchange offer, Outdoor Americas expects its board of directors to appoint members to the nominating and governance committee who meet, in accordance with the transition provisions of the NYSE corporate governance standards, the independence requirements applicable to nominating and governance committee members under those standards.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2013, Outdoor Americas did not have a compensation committee or any other board committee performing an equivalent function. Decisions regarding the compensation of Outdoor Americas executive officers were made by CBS.

Compensation of Directors

The Outdoor Americas board of directors has approved a compensation program for Outdoor Americas directors who are not employees of Outdoor Americas or CBS (the “Outside Directors”), as described below.

Cash Compensation

Each Outside Director is entitled to receive the following cash compensation as determined by the board:

•	a $60,000 annual board retainer, payable in equal installments quarterly in advance;

•	a $10,000 annual committee chair retainer for the chair of the audit committee, payable in equal installments quarterly in advance; and

•	a per meeting attendance fee of $1,000 to committee members for each meeting of the audit committee (or any other ad hoc committee appointed by the board of directors).

Upon the appointment of a compensation committee and a nominating and governance committee, Outdoor Americas expects that its board of directors will approve an annual committee chair retainer and per meeting attendance fee similar in amount to those of the audit committee.

Equity Compensation

Each Outside Director is entitled to receive the following awards under Outdoor Americas’ long-term incentive plan, the CBS Outdoor Americas Inc. Omnibus Stock Incentive Plan (the “Outdoor Americas Omnibus SIP”):

•	an automatic annual grant of RSUs with a value of $60,000 based on the closing price of shares of Outdoor Americas common stock on the NYSE on the date of grant, which RSUs will vest one year from the date of grant, with dividend equivalents accruing on such RSUs in the amounts equal to the regular cash dividends paid on Outdoor Americas’ common stock and such accrued dividend equivalents shall convert to shares of Outdoor Americas’ common stock on the date of vesting; provided that the first annual grant was awarded on the date of the initial public offering, with the number of shares for the initial grant determined based on the initial public offering price; and

•	a prorated RSU grant if he or she joins Outdoor Americas’ board of directors following the date of the annual RSU grant, but during the calendar year of the grant.

Expenses

Members of Outdoor Americas’ board of directors are reimbursed for expenses incurred in attending board, committee and stockholder meetings (including travel and lodging).

Stock Ownership Guidelines

Outdoor Americas has adopted corporate governance guidelines which provide that non-employee directors are expected to own shares of Outdoor Americas common stock having a market value of at least three times their annual cash retainer, within three years of becoming a director, in accordance with the guidelines. This stock ownership expectation helps to align the interests of Outdoor Americas’ directors with those of its stockholders.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Outdoor Americas’ charter contains a provision that eliminates the liability of its directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires Outdoor Americas (unless its charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits Outdoor Americas to indemnify any present or former director or officer, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any proceeding to which he or she may be made or threatened to be made a party by reason of his or her service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, Outdoor Americas may not indemnify a director or officer in a suit by Outdoor Americas or in its right in which the director or officer was adjudged liable to Outdoor Americas or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that a personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by Outdoor Americas or in its right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits Outdoor Americas to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by Outdoor Americas; and

•	a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by Outdoor Americas if it is ultimately determined that the director or officer did not meet the standard of conduct.

Outdoor Americas’ charter authorizes it, and its bylaws obligate it, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of the final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; and

•	any individual who, while a director or officer of Outdoor Americas and at its request, serves or has served as a director, officer, trustee or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Outdoor Americas’ charter and bylaws also permit Outdoor Americas to indemnify and advance expenses to any person who served a predecessor of Outdoor Americas in any of the capacities described above and to any employee of Outdoor Americas or a predecessor of Outdoor Americas.

The indemnification and payment or reimbursement of expenses provided by the indemnification provisions of Outdoor Americas’ charter and bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any statute, bylaw, resolution, insurance, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, Outdoor Americas has entered into separate indemnification agreements with each of its directors in the form filed as Exhibit 10.5 to the Registration Statement of which this prospectus forms a part. Each indemnification agreement provides, among other things, indemnification as provided in the agreement and otherwise to the fullest extent permitted by law and Outdoor Americas’ charter and bylaws against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees. The indemnification agreements provide for the advancement or payment of expenses to the indemnitee and for reimbursement to Outdoor Americas if it is found that such indemnitee is not entitled to such advancement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Outdoor Americas pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Prior to the completion of its initial public offering, Outdoor Americas was an indirect wholly owned subsidiary of CBS. As a result, the compensation of Outdoor Americas’ employees, including Outdoor Americas’ named executive officers (as defined below), was determined by CBS senior management and/or the CBS Compensation Committee (as defined below). The following Compensation Discussion and Analysis discusses the compensation philosophy of CBS and the compensation committee of CBS’s board of directors (the “CBS Compensation Committee”) applicable to the compensation arrangements for fiscal year 2013 for Outdoor Americas’ executive officers whose compensation is individually disclosed in the tables that appear on subsequent pages (the “named executive officers”).

The Outdoor Americas’ board of directors currently performs the functions of a compensation committee, except with respect to certain matters related to compliance with Section 162(m) of the Code, which are performed by Outdoor Americas’ independent directors who are also “outside directors” as defined by Section 162(m) of the Code. Following the separation, Outdoor Americas’ named executive officer compensation decisions will be made by the compensation committee of the board of directors of Outdoor Americas. While Outdoor Americas’ executive compensation programs following completion of the exchange offer may differ from CBS’s programs, Outdoor Americas’ programs are based on a philosophy that is substantially similar to CBS’s as described below and that promotes the core objectives of paying competitive performance-based compensation, which allows directors and executive officers to make decisions based on business needs and ultimately aligns executive and stockholder interests.

Overview of Compensation Objectives

CBS’s compensation programs are designed to motivate and reward business success and to increase stockholder value. CBS’s compensation programs are based on the following core objectives:

•	Stockholder Value Focused: Align executives’ interests with stockholders’ interests, with particular emphasis on creating incentives that reward executives for consistently increasing the value of CBS.

•	Market-based: Take into account the profile of compensation and benefits programs found in peer companies in order to attract and retain the talent needed to drive sustainable competitive advantage and deliver value to stockholders.

•	Performance-based: Ensure plans provide reward levels that reflect variances between actual and desired performance results.

•	Flexible: Enable management and the board of directors to make decisions based on the needs of the business and to recognize different levels of individual contribution and value creation.

Evaluating Executive Compensation

In reviewing Outdoor Americas’ named executive officers’ executive compensation in 2013, CBS considered competitive market data for executive talent, including reliable market data for base salary, target annual incentive opportunities (as such data is available), actual annual incentive earned, annualized expected value of long-term incentives, and the resulting total actual and target compensation. None of these reviews targeted total compensation amounts to a specific benchmark. With respect to the execution of new or amended employment agreements for the applicable named executive officers, CBS reviewed competitive market data for industry peer companies (i.e., Clear Channel and Lamar Advertising) and for public companies with similar revenues.

Elements of Executive Compensation

CBS’s compensation arrangements with Outdoor Americas’ named executive officers consist of the following elements:

•	Base Salary

•	Performance-Based Compensation Programs

•	Annual Bonus Awards

•	Long-Term Incentives

•	Retirement and Deferred Compensation Plans

•	Other Compensation (Perquisites and Other Personal Benefits)

CBS considers these elements in determining an executive’s compensation package in order to reward for both the long- and short-term performance of the executive and CBS. CBS does not use rigid guidelines in determining the mix of compensation elements (i.e., long-term versus currently paid out compensation and cash versus non-cash compensation) for executives. However, CBS does consider the level of base salary of executives as it relates to the allocation of guaranteed versus performance-based compensation.

Base Salary

CBS has provided Outdoor Americas’ named executive officers with a base salary that is sufficiently competitive to attract and retain talented individuals and provides a secure base of guaranteed cash to compensate them for services rendered during the fiscal year. In reviewing base salary during 2013 for Messrs. Kelly, Nowak and Sauer, including in connection with amended employment agreements, as applicable, CBS considered appropriate compensation data for their positions in Outdoor Americas’ industry, individual performance, the base salary level for the executive in relation to his total compensation package, the level of the annual merit increase budget across CBS as a whole, any existing contractual obligations, and the level of base salary as it relates to the allocation of guaranteed versus variable, at-risk compensation. As a result, the salaries of Messrs. Kelly, Nowak and Sauer for 2013 remained at the same level as the prior year.

In determining an appropriate base salary for Messrs. Male and Shassian under their new employment agreements with Outdoor Americas, as set forth in “—Employment Agreements” CBS considered appropriate compensation for their positions in Outdoor Americas’ industry, their base salary at their prior place of employment, their base salary level in relation to their total compensation package and the level of their base salary as it related to the allocation of guaranteed versus variable, at-risk compensation.

Effective February 17, 2014, Outdoor Americas amended its employment arrangement with Mr. Sauer in order to secure his continued services as Executive Vice President, General Counsel. His new employment agreement provides for an increase in his base salary, as well as an adjustment to other compensation terms, and includes restrictive covenants. See “—Employment Agreements—Richard H. Sauer.”

Performance-Based Compensation Programs

CBS’s performance-based compensation programs provide for the opportunity to reward executives for contributing to annual financial and operational performance (through annual bonus programs) and for realizing stock price appreciation (through long-term equity incentives).

Annual Bonus Awards

Early in 2013, CBS provided to Messrs. Kelly, Nowak and Sauer an opportunity for annual bonus awards under CBS’s short-term incentive program. The purpose of CBS’s short-term incentive program is to benefit and advance the interests of CBS by granting annual bonus awards to executives as “pay for performance”—a reward for their individual contributions to CBS’s annual financial and operational success. For 2013, Mr. Male’s employment agreement provides for a payment in respect of compensation he forfeited when he left his former employer. See “—Employment Agreements—Jeremy J. Male.” Mr. Shassian did not participate in CBS’s short-term incentive program with respect to calendar year 2013.

At the beginning of each fiscal year, the CBS Compensation Committee approves funding levels that can be earned for that year for CBS’s short-term incentive program. These funding levels are based on financial performance goals set by the CBS Compensation Committee that are derived from budget determinations for the relevant year that take into account expected financial performance of CBS’s industry peers for that year, as well as on expected performance of CBS management against key strategic objectives.

In January 2014, the CBS Compensation Committee evaluated CBS’s actual performance relative to the funding levels in order to determine the aggregate amount available for payouts under CBS’s short-term incentive program. CBS’s determinations regarding the amount of the annual bonus awards to be paid to the applicable named executive officers took into account all of the factors it deemed appropriate, with no predetermined emphasis on any individual item, and utilized discretion to award an appropriate bonus. In determining the bonus amounts for 2013 to the applicable named executive officers, as set forth in the Summary Compensation Table for Fiscal Year 2013, CBS considered individual performance factors, historical bonus payouts and the financial performance of the business, including, with respect to Mr. Kelly, his leadership in driving revenue growth, managing operating expenses, and expanding Outdoor Americas’ digital billboard presence in the United States; with respect to Mr. Nowak, his successful management of the financial operations of Outdoor Americas’ business and his role in the execution of the initial public offering and Outdoor Americas’ intended REIT conversion; and, with respect to Mr. Sauer, his role in managing the legal affairs of the business, including in connection with the initial public offering and Outdoor Americas’ intended REIT conversion. With respect to Messrs. Male and Shassian, CBS also considered provisions of their employment agreements, which, for Mr. Male, provided for a payment in respect of compensation he forfeited when he left his former employer, and for Mr. Shassian, provided that he would not be eligible to participate in CBS’s short-term incentive program with respect to calendar year 2013. CBS also considered the respective target bonus amounts for the applicable named executive officers, which amounts are based on competitive practice. See “—Employment Agreements” for a discussion of these target bonus amounts and compensation arrangements. The differences in the target bonus amounts set forth in the named executive officer employment arrangements reflect the level of relative impact of each of their positions on Outdoor Americas’ performance. The determination of the amounts for 2013 to Mr. Kelly were made by the CBS Compensation Committee, in connection with the Committee’s review of compensation for certain CBS senior executives identified at the beginning of the fiscal year (“CBS senior executives”), and to the remaining applicable named executive officers were made by CBS senior management.

As part of CBS’s short-term incentive program, certain CBS executive officers participate in CBS’s Senior Executive Short-Term Incentive Plan. CBS’s Senior Executive Short-Term Incentive Plan is designed to provide for deductibility of amounts paid pursuant to the plan under Section 162(m) of the Code. Prior to the completion of the initial public offering, Outdoor Americas adopted a short-term incentive plan for a similar purpose, the CBS Outdoor Americas Inc. Executive Bonus Plan, which is more fully described below.

Long-Term Incentive Programs

CBS maintains a Long-Term Management Incentive Program, which is designed as a “pay for performance” vehicle to encourage executives to make decisions which will create and sustain long-term value for stockholders. It is also a vehicle used to retain talent and build executive ownership in the stock of CBS. Eligibility to participate in the Long-Term Management Incentive Program is generally limited to executives who have management responsibility.

The type and mix of equity-based vehicles used to deliver value varies primarily by an executive’s level in the organization and CBS’s business needs. The CBS Compensation Committee considers the following objectives in determining the appropriate type and mix of equity-based vehicles:

•	Increased alignment with stockholder interests (Stock Options): Provide the opportunity to acquire an equity interest in CBS and share in the appreciation of the value of the stock.

•	Increased accountability for executive (Performance-Based Stock Awards): Motivate executives to focus on CBS performance through the achievement of predetermined financial goals over a designated period. Performance goals for performance-based stock awards are set based on financial and operational goals for the relevant fiscal year.

•	Retention of talent in both up and down markets (Time-Based Stock Awards): Provide real value in awards that are earned over a specified vesting period.

In determining the target value to be delivered through these equity vehicles, CBS reviews competitive market data, CBS’s retention needs, potential stockholder dilution, the expense to be incurred by CBS and prior equity grant practices. In determining the value, mix and type of awards, CBS takes into consideration the objectives to allocating award types noted above and the competitive assessment of total compensation as discussed in “—Evaluating Executive Compensation” above. For 2013, Messrs. Kelly, Nowak and Sauer each received an annual Long-Term Management Incentive Program award, based on their respective current target values, which reflect the relative impact of the executive’s position on CBS performance. The value of Mr. Kelly’s award was delivered 40% in stock options, 30% in performance-based RSUs (“PRSUs”), and 30% in time-based RSUs (“TRSUs”). The value of Mr. Nowak’s award was delivered 30% in stock options, 30% in PRSUs, and 40% in TRSUs. The value of Mr. Sauer’s award was delivered 100% in TRSUs. In connection with the execution of Mr. Male’s employment agreement, he was awarded a Long-Term Management Incentive Program equity grant package delivered 40% in stock options, 30% in PRSUs and 30% in TRSUs. He also received, in connection with the execution of his new employment agreement, a separate award of vested RSUs subject to holding period restrictions. In connection with the execution of Mr. Shassian’s employment agreement, he was awarded an equity grant package delivered 100% in TRSUs. See the Grants of Plan-Based Awards During 2013 table for the values of these awards.

Performance Goals for PRSUs

The performance goals for PRSUs are set based on financial and operational goals for the relevant fiscal year, which take into account expected performance of CBS’s industry peers for that year as determined by media industry analysts. At the beginning of each year, the CBS Compensation Committee reviews performance goals and considers which metrics offer the best measure of CBS performance. In setting the performance goals for 2013, the CBS Compensation Committee took into account the performance goals from the previous year and sought to establish performance goals that were meaningful and challenging and designed to motivate performance, without encouraging executives to engage in risky business activities in order to achieve unattainable goals.

The vesting of the PRSUs awarded to the named executive officers in 2013 is subject to the CBS Compensation Committee’s determination of the level of achievement against the predetermined performance goal. The number of shares earned upon vesting of the PRSUs is determined in accordance with the following schedule:

•	if CBS achieves less than 80% of the predetermined performance goal, the award will be forfeited;

•	if CBS achieves 80% of the predetermined performance goal, 80% of the target shares will be earned;

•	if CBS achieves 100% of the predetermined performance goal, 100% of the target shares will be earned; and

•	if CBS achieves 120% or greater of the pre-determined performance goal, 120% of the target shares will be earned.

For achievement at intermediate points between 80% and 100% and between 100% and 120%, the number of shares to be delivered will be linearly interpolated. Dividend equivalents accrue on the target number of shares and equal the value of regular cash dividends paid on the shares of the CBS Class B Common Stock. Dividend equivalents are paid in cash, less applicable withholdings, when the PRSUs vest, but only up to the amount payable with respect to the target number of shares. If the PRSUs do not vest, then the dividend equivalents accrued on those PRSUs are forfeited.

For 2013, the performance goal for the PRSUs granted to Messrs. Male and Kelly was CBS’s achievement during 2013 of an 80% or greater level of the weighted average performance of (i) the percentage of an OIBDA Metric Target (as defined below) of $3.610 billion actually achieved (75% weighting) and (ii) the percentage of an FCF Metric Target (as defined below) of $1.684 billion actually achieved (25% weighting). The performance goal for Mr. Nowak’s PRSU grant was CBS’s achievement during 2013 of an FCF Metric Target of $1.684 billion. In setting the 2013 performance goals, the CBS Compensation Committee selected two metrics: (i) OIBDA (i.e., operating income before depreciation and amortization) (the “OIBDA metric”) and (ii) free cash flow (i.e., operating income before depreciation and amortization, less cash interest, taxes paid, working capital requirements and capital expenditures) (the “FCF metric”). The “OIBDA Metric Target” is calculated by starting with CBS’s budget for 2013 for the OIBDA metric and then taking into account items approved by the Committee that may otherwise distort the calculation of the performance goal, and the “FCF Metric Target” is calculated by starting with CBS’s budget for 2013 for the FCF metric and then taking into account the same items. The OIBDA metric was selected because it is an important indicator of CBS’s operational strength and performance of its businesses, as it provides a link between profitability and operating cash flow. The FCF metric was selected because it gives a clear view of CBS’s ability to generate cash (and thus profits), which allows it to pursue opportunities that enhance stockholder value.

In February 2014, the CBS Compensation Committee reviewed and discussed CBS’s performance versus the 2013 performance goals. The Committee then certified that the 2013 performance goals had been exceeded. Actual performance with respect to the OIBDA metric was $3.715 billion and with respect to the FCF metric was $1.774 billion. Thus 120% and 105.3% of the target number of shares underlying the PRSUs granted in 2013 to Messrs. Male and Kelly and to Mr. Nowak, respectively, will vest in accordance with their respective schedules.

Prior to the completion of the initial public offering, Outdoor Americas adopted a long-term incentive plan, the Outdoor Americas Omnibus SIP, which is more fully described below. For a description of the terms of the grants made under this plan in connection with Outdoor Americas’ initial public offering, see “—Outdoor Americas Omnibus SIP Equity Awards in 2014 Following the Outdoor Americas Initial Public Offering.”

Grant Date of Awards—The grant date for equity awards is the date on which the CBS Compensation Committee approves awards under the Long-Term Management Incentive Program or, if so determined by the Committee, a future grant date, or a date specified in an employment agreement. The CBS Compensation Committee may approve an award that will have a future grant date, with the exercise price of any stock option not to be less than the closing price of a share of the CBS Class B Common Stock on the NYSE on the date of grant. CBS does not set grant dates intentionally to precede the release of material non-public information. Communications regarding individual grant awards, including the terms and conditions, are provided to recipients as soon as administratively feasible. The grant date with respect to the annual management grants made in 2013 to Messrs. Kelly, Nowak and Sauer is the same date as the date on which the CBS Compensation Committee approved the awards, the grant date with respect to the equity grants awarded to Mr. Male in connection with the execution of his employment agreement is the same date on which the agreement was executed, and the grant date with respect to the equity grant awarded to Mr. Shassian in connection with the execution of his employment agreement is the first trading day of the month following the month in which the award was approved.

Other Terms for RSUs/Stock Options—For a description of certain other material terms of the RSU and stock option grants, see “—Grants of Plan-Based Awards During 2013—Description of Plan-Based Awards.”

Fund-the-Future Program—The objective of CBS’s Fund-the-Future Program is to provide additional income to eligible CBS employees, excluding those actively participating in certain CBS pension plans and employees otherwise subject to a collectively bargained agreement which does not provide for their participation in the Fund-the-Future Program. For 2013, the CBS Compensation Committee determined to award a number of RSUs to all participants in the Fund-the-Future Program based on the employee’s annual base pay (capped at $550,000) or benefit base on the date of grant multiplied by 2.5%, and then divided by the closing price of one share of CBS Class B Common Stock on date of grant. During 2013, Messrs. Kelly and Sauer received Fund-the-Future Program grants. Outdoor Americas adopted a similar Fund-the-Future Program in connection with the initial public offering.

Stock Ownership Guidelines

During 2013, Mr. Kelly, as a member of the CBS senior executive group, was subject to stock ownership guidelines providing that he was expected to acquire and establish holdings in CBS stock equal in value to two times his cash base. The remaining named executive officers were not subject to stock ownership guidelines for 2013. At this time, Outdoor Americas does not intend to adopt stock ownership guidelines for Outdoor Americas’ executives.

Retirement and Deferred Compensation Plans; Other Compensation

CBS provides eligible employees with the opportunity to build financial resources for retirement. During 2013, certain of Outdoor Americas’ named executive officers participated, along with other eligible CBS employees, in CBS’s broad-based tax-qualified defined contribution plans and nonqualified deferred compensation plans. In addition, Mr. Nowak participated, along with other eligible CBS employees, in a CBS tax-qualified and a nonqualified defined benefit plan, which is closed to new participants. Following the separation, Mr. Nowak will continue to have accumulated benefits under these plans, but will no longer accrue benefits. Information regarding participation in these retirement and deferred compensation plans is set forth in the Pension Benefits in 2013 and Nonqualified Deferred Compensation in 2013 tables and the narratives following these tables. During 2013, CBS provided the participating named executive officers with CBS-matching contributions in the CBS 401(k) Plan and 401(k) excess plans and CBS-paid life insurance. During 2013, Outdoor Americas’ board of directors adopted a broad-based tax-qualified defined contribution plan (the Outdoor 401(k) Plan) and a nonqualified deferred compensation plan (the Outdoor Excess 401(k) Plan), which became effective January 1, 2014, at which time the account balances as of December 31, 2013 of the participating named executive officers under (i) the CBS 401(k) Plan were transferred to the Outdoor 401(k) Plan, and (ii) the CBS Excess 401(k) Plan and the CBS Bonus Deferral Plan were transferred to the Outdoor Excess 401(k) Plan. In 2013, Outdoor Americas provided to Mr. Male a tax reimbursement on imputed income associated with relocation assistance provided to him in connection with the start of his employment with Outdoor Americas, pursuant to the terms of his employment agreement.

Post-Termination Arrangements

Post-termination payments and benefits with respect to Outdoor Americas’ named executive officers are set forth in each of their respective employment arrangements and are described under “—Potential Payments Upon Termination.” The objective of these payments and benefits is to recruit and retain talent in a competitive market and, as applicable, compensate executives for restrictive covenants and other obligations following a termination without cause or a resignation for good reason.

Compensation Deductibility Policy

Similar to CBS’s senior executive short-term incentive plan and CBS’s long-term incentive plan, each of the CBS Outdoor Americas Inc. Executive Bonus Plan and Outdoor Americas Omnibus SIP is designed to permit awards that are intended to comply with the Section 162(m) exception for performance-based compensation. Section 162(m) of the Code generally limits to $1 million the federal tax deductibility of some forms of compensation paid in one year to the chief executive officer and the three most highly compensated executive officers (other than the chief financial officer) employed by CBS at the end of the year (i.e., “covered employees”). However, Outdoor Americas reserves the right to pay compensation that does not meet the Section 162(m) deductibility requirements, and it is possible that Section 162(m) of the Code may disallow compensation deductions for some compensation paid under these plans.

Employment Contracts

All of the named executive officers are employed under employment contracts, as CBS has considered it to be in its best interest and as the best means to secure the employment of each of these executives. The terms and provisions of these employment arrangements are more fully described in the narrative section following the Summary Compensation Table for Fiscal Year 2013.

Incentive Plan Information

Prior to the completion of the initial public offering, Outdoor Americas adopted the Outdoor Americas Omnibus SIP and the CBS Outdoor Americas Inc. Executive Bonus Plan. The purpose of these incentive plans is to attract and reward key individuals upon whose judgment and contributions Outdoor Americas depends for success.

The principal features of Outdoor Americas’ incentive plans are summarized below. This summary is qualified in its entirety by reference to the complete texts of the Outdoor Americas Omnibus SIP and the CBS Outdoor Americas Inc. Executive Bonus Plan, in the forms filed as Exhibits 10.7 and 10.8, respectively, to the registration statement of which this prospectus forms a part.

Outdoor Americas Omnibus SIP

Eligibility

All of Outdoor Americas’ employees and non-employee directors and employees of its subsidiaries are eligible to receive awards under the Outdoor Americas Omnibus SIP. In addition, consultants and advisors who perform services for Outdoor Americas and its subsidiaries may, under certain conditions, receive grants under the Outdoor Americas Omnibus SIP.

Administration

Outdoor Americas’ board of directors or a committee appointed by its board of directors (collectively, the “Committee”) will administer the Outdoor Americas Omnibus SIP. The Committee will select the participants who receive awards under the Outdoor Americas Omnibus SIP, and determine the type of awards to be granted, the number of shares of Outdoor Americas common stock subject to awards or the cash amount payable in connection with an award and the terms and conditions of these awards in accordance with the terms of the Outdoor Americas Omnibus SIP. In addition, the Committee may determine a participant’s rights to awards upon a termination of service. The Committee has full authority to interpret the Outdoor Americas Omnibus SIP and to establish rules for its administration. Subject to certain limitations, the Committee may delegate its authority under the Outdoor Americas Omnibus SIP to one or more members of the Committee and/or one or more of Outdoor Americas’ officers.

With respect to awards to Outdoor Americas’ directors, any awards or formula for granting awards under the Outdoor Americas Omnibus SIP will be approved by Outdoor Americas’ board of directors or such other committee to which its board may delegate such authority.

Types of Awards

The Outdoor Americas Omnibus SIP provides for awards of options to purchase shares of Outdoor Americas common stock, stock appreciation rights, restricted and unrestricted stock, RSUs, dividend equivalents, performance awards (including performance share units) and other equity-related awards and cash payments, which are described in more detail below. The Outdoor Americas Omnibus SIP also provides for awards granted in substitution for awards previously granted by a company that Outdoor Americas acquires (“substitute awards”).

Awards under the Outdoor Americas Omnibus SIP may be structured to be “qualified performance-based compensation” pursuant to Section 162(m) of the Code; however, Outdoor Americas reserves the right to pay compensation that does not meet the Section 162(m) deductibility requirements, and it is possible that Section 162(m) of the Code may disallow compensation deductions for some compensation paid under the Outdoor Americas Omnibus SIP. Compensation paid and stock options, stock appreciation rights and restricted shares granted after the first regularly scheduled stockholders’ meeting that occurs more than 12 months after Outdoor Americas’ initial public offering will meet the requirements of “qualified performance-based compensation” under Section 162(m) of the Code only if paid or granted, as applicable, after stockholder approval of the Outdoor Americas Omnibus SIP.

The Outdoor Americas Omnibus SIP provides for the treatment of awards held by Outdoor Americas’ employees that were originally granted under various CBS stock plans (“adjusted awards”), which Outdoor Americas will assume and convert into awards in respect of its common stock. See “—Treatment of Outstanding CBS Equity Awards Held By Outdoor Americas’ Employees” below.

Share and Other Limits

Subject to adjustment (as described below), the number of shares of Outdoor Americas common stock that may be delivered under the Outdoor Americas Omnibus SIP is 8.0 million shares. No director may be granted awards in his or her capacity as a member of Outdoor Americas’ board of directors in any calendar year covering, in the aggregate, in excess of 50,000 shares of Outdoor Americas common stock, subject to adjustment. Shares of common stock subject to awards under the Outdoor Americas Omnibus SIP will be made available from authorized but unissued shares.

Shares subject to awards under the Outdoor Americas Omnibus SIP will again be available for future awards upon the occurrence of specified events that result in fewer than the total number of shares subject to the award being delivered to the participants. Shares of Outdoor Americas common stock that will be added back to the plan limit and will again be available for awards are those shares (1) subject to an award that expires or is cancelled, forfeited or terminated without having been exercised or paid, as applicable, or (2) subject to an award that is settled in cash. Upon exercise of a stock option or stock-settled stock appreciation right, the number of shares subject to the award (or portion thereof) being exercised shall be counted against the plan limit, regardless of the actual number of shares delivered to settle the stock option or stock-settled stock appreciation right upon exercise. Any shares exchanged by a participant or withheld from a participant as full or partial payment of the exercise price or the tax withholding upon exercise or settlement of an award will not be returned to the number of shares available for delivery under the Outdoor Americas Omnibus SIP. Shares underlying substitute awards will not be counted against the plan limit. Shares underlying adjusted awards will be counted against the plan limit.

In addition to the above limits on shares, the Outdoor Americas Omnibus SIP also contains the following limits with respect to Section 162(m) of the Code:

•	For awards granted in the form of stock options and stock appreciation rights, the maximum aggregate number of shares of Outdoor Americas common stock that may be granted to any participant during any calendar year (regardless of whether stock appreciation rights are settled in cash, in shares of Outdoor Americas common stock or in other securities) is 5,000,000 (subject to adjustment).

•	For awards (other than those awards described above) intended to satisfy the exception for “qualified performance-based compensation” under Section 162(m) of the Code, the maximum amount that may be granted to any participant during any calendar year is $25 million for awards denominated in cash and 4,000,000 shares for awards denominated in common stock (subject to adjustment).

Shares of common stock delivered upon settlement or exercise of substitute awards and adjusted awards will not count against either of the above limits with respect to Section 162(m) of the Code.

Adjustments

In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disposition for consideration of Outdoor Americas’ direct or indirect ownership of a subsidiary or affiliate, or similar event affecting Outdoor Americas or any of its subsidiaries (a “Corporate Transaction”), the Committee may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares of Outdoor Americas common stock or other securities reserved for issuance and delivery under the Outdoor Americas Omnibus SIP, (ii) the various maximum share limits described above, (iii) the number and kind of shares of Outdoor Americas common stock or other securities subject to outstanding awards, and (iv) the exercise price of outstanding awards.

In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting Outdoor Americas’ capital structure, or a disaffiliation, separation or spin-off, in each case without consideration, or other extraordinary dividend of cash or other property to Outdoor Americas’ stockholders, the Committee shall make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares of Outdoor Americas common stock or other securities reserved for issuance and delivery under the Outdoor Americas Omnibus SIP, (ii) the various maximum share limits described above, (iii) the number and kind of shares of Outdoor Americas common stock or other securities subject to outstanding awards, and (iv) the exercise price of outstanding awards.

In the case of a Corporate Transaction, such adjustments may include, without limitation, (i) the cancellation of outstanding awards in exchange for payments of cash, property or a combination thereof having an equivalent value, (ii) the substitution of cash or other property for the shares of Outdoor Americas common stock subject to outstanding awards, and (iii) in connection with any disaffiliation, arranging for the assumption of awards, or replacement of awards with new awards based on other property or other securities by the affected subsidiary, affiliate, or division or by the entity that controls such subsidiary, affiliate, or division following such disaffiliation.

Any adjustments made to awards that are considered “deferred compensation” within the meaning of Section 409A of the Code will be made in compliance with the requirements of Section 409A of the Code, and any adjustments made to awards that are not considered “deferred compensation” within the meaning of Section 409A of the Code will be made in such a manner as to ensure that after such adjustments, either the awards, as adjusted, remain exempt from the application of Section 409A of the Code or will not result in the imposition of any penalty taxes under Section 409A of the Code in respect of such awards.

Term of the Outdoor Americas Omnibus SIP

The Outdoor Americas Omnibus SIP will expire at midnight on the day prior to the tenth anniversary of its effective date.

Awards Generally

Stock Options. Stock options will be either non-qualified stock options or “incentive stock options” within the meaning of Section 422 of the Code, as determined by the Committee.

The Outdoor Americas Omnibus SIP will not permit the Committee to “reprice” (as defined in the Outdoor Americas Omnibus SIP) any stock option without stockholder approval. No stock option may be granted with a per share exercise price of less than 100% of the fair market value of a share of common stock on the date of grant. No stock option can be exercised after the tenth anniversary of the date of grant. The exercise price of a stock option will be paid in full on or before the settlement date for the shares of Outdoor Americas common stock issued upon the exercise of the stock options in cash or, at the discretion of the Committee, in shares of Outdoor Americas common stock (or other securities designated by the Committee) or in a combination of cash and shares of Outdoor Americas common stock (or such other securities) or with any other form of valid consideration that is acceptable to the Committee. The Committee may also allow a participant to pay all or a portion of the exercise price using a net share-settlement procedure, through the withholding of shares of Outdoor Americas common stock or through a cashless exercise procedure.

Stock Appreciation Rights. The Committee may grant stock appreciation rights under the Outdoor Americas Omnibus SIP alone or in tandem with stock options. No stock appreciation right that is granted alone may be granted with a per share exercise price of less than 100% of the fair market value of a share of common stock on the date of grant. Stock appreciation rights will be subject to the terms and conditions established by the Committee as set forth in the applicable award agreement. The Committee may not “reprice” (as defined in the Outdoor Americas Omnibus SIP) any stock appreciation right without stockholder approval.

Restricted Shares, Unrestricted Shares and RSUs. The Committee may grant restricted or unrestricted shares and RSUs under the Outdoor Americas Omnibus SIP. A restricted share is a share granted to the participant, which is subject to restrictions as determined by the Committee. An RSU is a contractual right to receive, at the discretion of the Committee, a share of common stock (or other securities designated by the Committee), a cash payment equal to the fair market value of a share of common stock or a combination of cash and shares of Outdoor Americas common stock (or such other securities), subject to terms and conditions as determined by the Committee.

Restricted shares and RSUs will be subject to a vesting schedule or other restrictions, as the Committee shall determine. For restricted share awards, the participant will have all rights as a holder of shares of Outdoor Americas common stock, except that the participant will not be entitled to be registered on Outdoor Americas’ books and records until the shares of Outdoor Americas common stock represented thereby have vested, and the restricted shares cannot be sold, transferred, assigned, pledged or otherwise encumbered or disposed of until such shares have vested or unless otherwise determined by the Committee.

Performance Awards. The Committee may grant performance awards, which are defined as awards for which the granting, vesting, exercisability, payment and/or settlement is conditioned in whole or in part on the achievement of one or more performance goals during a performance period selected by the Committee. The terms and conditions of performance awards will be determined by the Committee, and, depending on the type of award, shall be payable in cash, in shares of Outdoor Americas common stock (or other securities designated by the Committee) or in a combination of cash and shares of Outdoor Americas common stock (or such other securities), as determined by the Committee.

Any performance awards that are intended to comply with the exception for “qualified performance-based compensation” under Section 162(m) of the Code will be subject to performance goals based on one or more, or any combination, of the following performance metrics, as selected by the Committee in its discretion: operating income before depreciation and amortization, operating income, free cash flow, net earnings, net earnings from continuing operations, earnings per share, earnings before income taxes, depreciation and amortization, revenue, net revenue, funds from operations, adjusted funds from operations, total stockholder return, stock price, return on equity, return in excess of cost of capital, profit in excess of cost of capital, return on assets, return on invested capital, net operating profit after tax, operating margin and profit margin. For performance awards that are not intended to meet such exception under Section 162(m) of the Code, the Committee may establish performance goals based on other performance metrics, which may be subjective, as it deems appropriate. The performance goals may be based on objectives related to individual performance, company performance, or the performance of a subsidiary, division, department, region, function or business unit. The performance goals may be determined on an absolute or cumulative basis or on a percentage of improvement over time. In addition, a performance goal may be measured in terms of company performance (or of the performance of a subsidiary, division, department, region, function or business unit) or measured relative to selected reference companies or a market index.

With respect to awards that are intended to comply with the exception for “qualified performance-based compensation” under Section 162(m) of the Code, the Committee shall specify whether the calculation of the performance goals applicable to such performance award shall be adjusted or modified in order to reflect any recapitalization, reorganization, stock split or dividend, merger, acquisition, divestiture, consolidation, spin-off, split-off, split-up, combination, liquidation, dissolution, sale of assets or other similar corporate transaction or event occurring during the relevant performance period, to exclude the effect of “extraordinary items” under GAAP, including, without limitation, changes in accounting standards, and/or to reflect any other item or event determined by the Committee in its discretion.

The Committee retains the right to reduce any award such that the amount of the award is less than the maximum amount that could be paid based on the degree to which the performance goals related to such award were attained. However, the Committee may not increase the amount of any award that is intended to be deductible under Section 162(m) of the Code above the maximum amount that could be paid based on the attainment of performance goals.

Dividend Equivalents and Other Awards. The Committee may, in its sole discretion, allow any recipient of an award, other than stock options and stock appreciation rights, under the Outdoor Americas Omnibus SIP to receive, currently or on a deferred basis, interest, dividends or dividend equivalent payments, with respect to the number of shares of Outdoor Americas common stock covered by an award. The Committee may also provide for the amount of such interest, dividend or dividend equivalent to be reinvested and/or subject to the same terms and conditions (including vesting and forfeiture provisions) as the related award.

The Committee will have the authority to grant other equity-related awards or cash payments, which payments may be based on one or more criteria determined by the Committee, under the Outdoor Americas Omnibus SIP that are consistent with the purpose of the Outdoor Americas Omnibus SIP and Outdoor Americas’ interests.

Deferral of Awards

At the discretion of the Committee, a participant may elect to defer the payment or settlement of awards upon such terms and conditions as the Committee may prescribe.

Amendment and Termination of the Outdoor Americas Omnibus SIP

Outdoor Americas’ board of directors may at any time alter, amend, suspend or terminate the Outdoor Americas Omnibus SIP, in whole or in part, except that no alteration or amendment will be effective without stockholder approval if such approval is required by law or under the rules of the principal stock exchange on which Outdoor Americas common stock is listed, and no alteration, amendment, suspension or termination may materially adversely affect the terms of any then-outstanding awards without the consent of the affected participant.

Notwithstanding the above paragraph, the Committee will have broad authority to amend the Outdoor Americas Omnibus SIP or outstanding awards under the Outdoor Americas Omnibus SIP without the approval of participants if the Committee deems the amendment necessary or appropriate to comply with, or take into account changes in, applicable laws, rules or regulations or to avoid adverse tax consequences to any person under Section 409A of the Code, even if such amendment would otherwise be detrimental to such person.

CBS Outdoor Americas Inc. Executive Bonus Plan

Eligibility

For each performance period, the Committee will select the executives who are eligible for participation in the CBS Outdoor Americas Inc. Executive Bonus Plan. The performance period is Outdoor Americas’ fiscal year unless otherwise established by the Committee. Generally, all of Outdoor Americas’ executive officers and other of its key executives who are designated by the Committee are eligible to participate in the CBS Outdoor Americas Inc. Executive Bonus Plan. The Committee will select eligible participants no later than 90 days after the beginning of the performance period (or, if the performance period is shorter than 12 months, before 25% of the performance period has elapsed).

Administration

The CBS Outdoor Americas Inc. Executive Bonus Plan will be administered by the Committee. To the extent consistent with Section 162(m) of the Code, the Committee may delegate its responsibilities for administering this Plan to one or more of Outdoor Americas’ officers or directors or to one or more officers or directors of its affiliates (including, prior to the date of the initial public offering, the directors of CBS) as it deems necessary or appropriate for the proper administration of the plan. The Committee will select the participants, determine the time when awards will be granted, set the performance goals and other terms and conditions of awards, certify the degree to which the performance goals for earning awards have been met, and determine whether an award should be reduced or eliminated.

Compensation payable under the CBS Outdoor Americas Inc. Executive Bonus Plan is expected to be deductible under Section 162(m) of the Code; however, Outdoor Americas reserve the right to pay compensation that does not meet the Section 162(m) deductibility requirements, and it is possible that Section 162(m) of the Code may disallow compensation deductions for some compensation paid under the CBS Outdoor Americas Inc. Executive Bonus Plan. Compensation paid after the first regularly scheduled stockholders’ meeting that occurs more than 12 months after Outdoor Americas’ initial public offering will be eligible to satisfy the requirements of “qualified performance-based compensation” under Section 162(m) of the Code only if paid after stockholder approval of the CBS Outdoor Americas Inc. Executive Bonus Plan.

Performance Goals

The Committee will set performance goals based on one or more, or any combination, of the following performance metrics: operating income before depreciation and amortization, operating income, free cash flow, net earnings, net earnings from continuing operations, earnings per share, earnings before income taxes, depreciation and amortization, revenue, net revenue, funds from operations, adjusted funds from operations, total stockholder return, stock price, return on equity, return in excess of cost of capital, profit in excess of cost of capital, return on assets, return on invested capital, net operating profit after tax, operating margin and profit margin. Performance goals may be described in terms of objectives that are related to the individual participant or objectives that are company-wide or related to a subsidiary, affiliate, division, department, region, function or business unit and may be measured on an absolute or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of company performance (or performance of the applicable subsidiary, affiliate, division, department, region, function or business unit) or measured in terms of performance relative to selected peer companies or a market index.

With respect to awards that are intended to comply with the exception for “qualified performance-based compensation” under Section 162(m) of the Code, the Committee shall specify whether the calculation of the performance goals applicable to such award shall be adjusted or modified in order to reflect any recapitalization, reorganization, stock split or dividend, merger, acquisition, divestiture, consolidation, spin-off, split-off, split-up, combination, liquidation, dissolution, sale of assets or other similar corporate transaction or event occurring during the relevant performance period, to exclude the effect of “extraordinary items” under GAAP, including, without limitation, changes in accounting standards, and/or to reflect any other item or event determined by the Committee in its discretion.

Determination of Awards

Following the conclusion of the performance period, the Committee will review actual performance and certify the degree to which the performance goals applicable to the awards have been met. Notwithstanding attainment of performance goals, the Committee will have the discretion to reduce, but not increase, some or all of an award that would otherwise be paid.

Payment of Awards

Awards will be paid in cash or cash equivalents, however, the Committee has the discretion to pay all or a portion of the awards in equity-based awards under the Outdoor Americas Omnibus SIP (or a successor plan thereto). Awards will be payable as soon as practicable following the conclusion of the performance period and the Committee’s certification with respect to the performance goals. The Committee may permit or require the deferral of award amounts and may also subject the payout of awards to vesting conditions.

Maximum Award

No participant may be paid awards in respect of any fiscal year having a maximum aggregate value in excess of the lesser of $25 million or eight times his or her base salary in effect at the beginning of the performance period.

Amendment and Termination

The Committee may amend or terminate the CBS Outdoor Americas Inc. Executive Bonus Plan so long as such action does not adversely affect any rights or obligations with respect to awards already made under the CBS Outdoor Americas Inc. Executive Bonus Plan. Stockholder approval is required for any amendment that (i) increases the maximum amount per year which can be paid to any one participant under the CBS Outdoor Americas Inc. Executive Bonus Plan, (ii) changes the performance metrics on which the performance goals may be based, or (iii) modifies the class of persons eligible for participation in the CBS Outdoor Americas Inc. Executive Bonus Plan. The CBS Outdoor Americas Inc. Executive Bonus Plan will continue to be in effect until terminated by the Committee.

Treatment of Outstanding CBS Equity Awards Held by Outdoor Americas’ Employees

In connection with the initial public offering, approximately 256,172 RSUs for CBS Class B Common Stock held by Outdoor Americas’ employees at that time, which were originally granted under the CBS Corporation 2009 Long-Term Incentive Plan, were converted into RSUs for shares of Outdoor Americas common stock with substantially equivalent terms, except that the number of shares of Outdoor Americas common stock subject to each converted RSU award was adjusted in order to preserve the fair value of the award at the time of conversion. In connection with the separation, approximately 240,000 stock options in respect of CBS Class B Common Stock held by Outdoor Americas’ employees, which were originally granted under various CBS stock plans, will be converted into stock options in respect of Outdoor Americas common stock with substantially equivalent terms, except that the number of shares of its common stock subject to each converted stock option award and the exercise price of each converted stock option award will be adjusted in order to preserve the intrinsic value of the award at the time of conversion. In connection with the execution of his new employment agreement, Mr. Male received an award of vested RSUs subject to holding period restrictions, which are not subject to any conversion provisions and will be settled in shares of CBS stock.

Outdoor Americas Omnibus SIP Equity Awards in 2014 Following the Outdoor Americas Initial Public Offering

Long-Term Incentive Awards

On March 31, 2014, as part of Outdoor Americas’ long-term management incentive program, each of the named executive officers was granted long-term incentive awards under the Omnibus SIP, with 60% of the grant awarded in the form of PRSUs and 40% awarded in the form of TRSUs. The named executive officers received grants with respect to the following number of shares of Outdoor Americas common stock:

Named Executive Officer	Target PRSUs	TRSUs
Jeremy J. Male	42,857	28,571
Wally Kelly	21,428	14,285
Donald R. Shassian	28,928	19,285
Raymond Nowak	12,321	8,214
Richard H. Sauer	5,892	3,928

The number of shares actually payable upon vesting of the PRSUs will be based on Outdoor Americas’ performance relative to a performance goal relating to the 2014 calendar year, 75% of which is based on budgeted OIBDA and 25% of which is based on budgeted free cash flow. The certification of the attainment of the goal will be determined by a committee of outside directors of Outdoor Americas’ board of directors. The number of shares earned upon vesting of the PRSUs is determined in accordance with the following schedule:

•	if Outdoor Americas achieves less than 80% of the performance goal, the award will be forfeited;

•	if Outdoor Americas achieves 80% of the performance goal, 60% of the target shares will be earned;

•	if Outdoor Americas achieves 100% of the performance goal, 100% of the target shares will be earned; and

•	if Outdoor Americas achieves 110% or greater of the performance goal, 120% of the target shares will be earned.

For achievement at intermediate points between 80% and 100% and between 100% and 110%, the number of shares earned will be linearly interpolated. The TRSUs and any earned PRSUs will vest in equal installments on each of the first four anniversaries of March 28, 2014, subject to the named executive officers’ continued employment through the applicable vesting date and the terms of their employment agreements. If Outdoor Americas pays regular cash dividends with respect to its common stock, the holders of TRSUs and PRSUs will be eligible for dividend equivalent payments in shares of Outdoor Americas common stock when the related TRSUs or PRSUs vest and are settled.

Fund-the-Future Grants

RSUs were also granted pursuant to the Fund-the-Future Program, which was adopted by Outdoor Americas under the Omnibus SIP to eligible employees of Outdoor Americas, including certain of the Outdoor Americas named executive officers. These RSUs vest in equal installments on each of the first three anniversaries of their date of grant, subject to the named executive officers’ continued employment through the applicable vesting date and the terms of their employment agreements. If a named executive officer’s employment terminates due to death or disability, his RSUs will immediately vest. If Outdoor Americas pays regular cash dividends on its common stock, the holders of the RSUs will be eligible for cash dividend equivalent payments at the time that the related RSUs vest and are settled. Pursuant to the Fund-the-Future program, the following named executive officers received RSUs with respect to the following number of shares of Outdoor Americas common stock: Mr. Male: 491 shares; Mr. Kelly: 491 shares; Mr. Shassian: 491 shares; and Mr. Sauer: 402 shares.

One-Time Initial Public Offering Grants

In connection with the initial public offering of Outdoor Americas common stock, the eligible employees of Outdoor Americas, including the Outdoor Americas named executive officers, received RSUs pursuant to one-time grants. The terms and conditions of these one-time grants (including vesting) are substantially the same as the Fund-the-Future grants described above. The named executive officers received RSUs with respect to the following number of shares of Outdoor Americas common stock: Mr. Male: 491 shares; Mr. Kelly: 491 shares; Mr. Shassian: 491 shares; Mr. Nowak: 491 shares; and Mr. Sauer: 402 shares.

Matching Share Grants

In accordance with the terms of their employment agreements, Messrs. Male and Shassian, received, for each share of Outdoor Americas common stock they purchased in connection with the initial public offering, matching grants of 0.625 RSUs and 0.5 RSUs, respectively, denominated in shares of Outdoor Americas common stock under the Omnibus SIP. In respect of the 100,000 shares purchased by Mr. Male and 71,420 shares purchased by Mr. Shassian, Outdoor Americas granted to them 62,500 and 35,710 RSUs, respectively. The terms of the matching RSUs are substantially the same as the terms of the TRSU grants made in connection with the long-term incentive awards described above.

Summary Compensation Table for Fiscal Year 2013

The following table sets forth information concerning total compensation paid by CBS to Outdoor Americas’ named executive officers for fiscal year 2013.

Name and Principal Position(a)(1)	Year(b)	Salary ($)(c)(2)	Bonus ($)(d)(2)(3)	Stock Awards ($)(e)(4)	Option Awards ($)(f)(5)	Change in Pension Value and NQDC Earnings ($)(g)(6)	All Other Compensation ($)(h)(7)	Total ($)(i)
Jeremy J. Male Chief Executive Officer	2013	389,423	1,279,000	2,199,910	799,997	—	4,077	4,672,407

Wally Kelly President and Chief Operating Officer	2013	803,077	600,000	613,695	399,997	—	9,988	2,426,757

Donald R. Shassian Executive Vice President, Chief Financial Officer	2013	67,500	—	499,974	—	—	168	567,642

Raymond Nowak Executive Vice President, Chief Administrative Officer and U.S. Chief Financial Officer	2013	577,211	287,500	402,458	172,498	—	21,789	1,461,456

Richard H. Sauer Executive Vice President, General Counsel	2013	397,375	197,926	109,868	—	—	9,538	714,707

(1)	Mr. Male joined Outdoor Americas in September 2013. Prior to that time, Mr. Kelly served as President and Chief Executive Officer. Mr. Shassian joined Outdoor Americas in November 2013. Prior to that time, Mr. Nowak served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer.
(2)	Salary and Bonus includes amounts deferred under qualified and nonqualified arrangements.
(3)	Bonus payments reflect cash payments made in early 2014 for fiscal year 2013 performance. See “—Employment Agreements—Jeremy J. Male” for a description of Mr. Male’s payment. Mr. Shassian was not eligible for a bonus with respect to fiscal year 2013 performance.
(4)	These amounts reflect the aggregate grant date fair values determined in accordance with FASB ASC Topic 718 of grants of CBS RSUs. For the PRSUs granted by CBS in 2013 to Messrs. Male, Kelly and Nowak (representing $599,970, $299,964 and $172,494, respectively, of the aggregate grant date values included in column (e)), the maximum grant date value, determined in accordance with FASB ASC Topic 718, would be $720,010, $359,983 and $207,019, respectively. See “RSUs and PSUs” in Note 11 to the audited 2013 consolidated financial statements on pages II-63-II-64 in the CBS Corporation Form 10-K for the fiscal year ended December 31, 2013 for a discussion of the assumptions made in calculating the grant date fair value amounts for 2013.
(5)	These amounts reflect the aggregate grant date fair values determined in accordance with FASB ASC Topic 718 of CBS stock option grants. See “Stock Options and Equivalents” in Note 11 to the audited 2013 consolidated financial statements on pages II-64-II-66 in the CBS Corporation Form 10-K for the fiscal year ended December 31, 2013 for a discussion of the assumptions made in calculating the grant date fair value amounts for 2013.
(6)	None of the CBS nonqualified deferred compensation plans in which the named executive officers participated in 2013 provided for above-market interest or preferential earnings. For Mr. Nowak, the change in actuarial present value of the accumulated pension benefit at December 31, 2013 was ($27,889).

(7)	The following table and footnotes describe each component of the “All Other Compensation” column for 2013:

Named Executive Officer	Company Contribution to 401(k) Plan ($)	Company Contribution to 401(k) Excess Plan ($)	Company- Paid Life Insurance ($)	Tax Reimbursement ($)(a)	Total ($)
Jeremy J. Male	1,111	—	464	2,502	4,077
Wally Kelly	8,750	—	1,238	—	9,988
Donald R. Shassian	—	—	168	—	168
Raymond Nowak	4,083	16,816	890	—	21,789
Richard H. Sauer	8,925	—	613	—	9,538

(a)	For Mr. Male, the amount shown reflects tax reimbursement on imputed income associated with his relocation.

Employment Agreements

All of the named executive officers have employment arrangements that set forth the terms and conditions of their employment with Outdoor Americas. The material terms of each of these agreements necessary to an understanding of the information provided in the Summary Compensation Table for Fiscal Year 2013 and the Grants of Plan-Based Awards During 2013 table are provided below. For the vesting terms of long-term compensation awards granted to the named executive officers from CBS during 2013, see “—Grants of Plan-Based Awards During 2013—Description of Plan-Based Awards.” See “—Potential Payments Upon Termination” for a description of the payments and benefits that would be provided to the named executive officers in connection with a termination of their employment.

Jeremy J. Male

Effective September 18, 2013, Outdoor Americas entered into an employment agreement with Mr. Male, which provides for his employment as Outdoor Americas’ Chief Executive Officer through September 17, 2016. The agreement provides for an annual base salary of $1.35 million, which is subject to review and increase at the discretion of the CBS Compensation Committee or Outdoor Americas’ board of directors (or a committee established for such purpose), as applicable (the “Committee”), and an annual target bonus equal to 85% of his annual salary as in effect on November 1st of the calendar year to which the annual bonus relates (with a maximum bonus opportunity equal to 200% of his annual salary). Mr. Male’s target and maximum bonus opportunities are subject to review and increase at the discretion of the Committee. For calendar year 2013, Mr. Male’s agreement provides for a payment of no less than $1.279 million in respect of forfeited compensation with his former employer. Mr. Male is entitled to participate in arrangements for benefits, business expenses and perquisites generally available to other senior executives of Outdoor Americas.

Under the terms of the new agreement, Mr. Male received on September 18, 2013 an award of stock options to purchase a number of shares of CBS Class B Common Stock with a grant date value of $800,000, an award of PRSUs with a grant date value of $600,000, an award of TRSUs with a grant date value of $600,000, and an award of vested RSUs having a grant date value of $1 million. Mr. Male is eligible to receive annual grants of long-term incentive compensation, as determined by the Committee, based on a target value of $2 million, commencing in 2014. Subject to his continuing employment and the conditions of the underwriters, in connection with the initial public offering, Mr. Male was afforded the opportunity to purchase shares of Outdoor Americas common stock at the public offering price having an aggregate value of up to $4 million. For each share of Outdoor Americas common stock purchased, Mr. Male received 0.625 RSUs payable in shares of Outdoor Americas common stock under the Outdoor Americas Omnibus SIP. For a description of the terms of these RSUs received, see “—Outdoor Americas Omnibus SIP Equity Awards in 2014 Following the Outdoor Americas Initial Public Offering—Matching Share Grants,” above.

The agreement also contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment.

Wally Kelly

During 2013 through September 17, 2013, Mr. Kelly served as President and Chief Executive Officer of Outdoor Americas pursuant to an employment agreement dated October 25, 2006, as amended. The agreement provided for an annual base salary of $800,000 and a target annual bonus equal to 75% of his salary. Mr. Kelly was also eligible to receive annual grants of long-term compensation, as determined by the Committee, based on a target value of $1 million. Effective August 21, 2013, Outdoor Americas entered into a new agreement with Mr. Kelly, which superseded his prior employment agreement with the CBS Outdoor business and provides for his employment as Outdoor Americas’ President and Chief Operating Officer through September 30, 2015. The agreement entered into with Mr. Kelly in 2013 continues to provide for an annual base salary of $800,000, which may be reviewed and increased, an annual target bonus equal to 75% of his salary as in effect on November 1 of such year, and annual eligibility for grants of long-term compensation, as determined by the Committee, based on a target value of $1 million. Mr. Kelly is also entitled to participate in arrangements for benefits, business expenses and perquisites generally available to other senior executives.

The agreement entered into with Mr. Kelly in 2013 also contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment.

Donald R. Shassian

Effective November 25, 2013, Outdoor Americas entered into an employment agreement with Mr. Shassian, which provides for his employment as Outdoor Americas’ Executive Vice President and Chief Financial Officer through December 31, 2016. The agreement provides for an annual base salary of $650,000, which may be reviewed and increased, and an annual target bonus equal to 75% of his annual salary as in effect on November 1 of the calendar year to which the annual bonus relates. Mr. Shassian is entitled to participate in arrangements for benefits, business expenses and perquisites generally available to other senior executives of Outdoor Americas.

Under the terms of the new agreement, Mr. Shassian received on December 2, 2013 an award of TRSUs with a grant date value of $500,000. Mr. Shassian is eligible to receive annual grants of long-term incentive compensation based on a target value of $1.35 million, commencing in 2014.

Subject to his continuing employment and the conditions of the underwriters, in connection with the initial public offering Mr. Shassian was afforded the opportunity to purchase shares of Outdoor Americas common stock at the public offering price having an aggregate value of up to $2 million. For each two shares of Outdoor Americas common stock purchased, Mr. Shassian received one RSU payable in shares of Outdoor Americas common stock under the Outdoor Americas Omnibus SIP. For a description of the terms of these RSUs received, see “—Outdoor Americas Omnibus SIP Equity Awards in 2014 Following the Outdoor Americas Initial Public Offering—Matching Share Grants,” above.

The agreement also contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment.

Raymond Nowak

Pursuant to an employment agreement with a subsidiary of Outdoor Americas, dated August 1, 2008, as amended, Mr. Nowak served as Executive Vice President, Chief Administrative Officer and Chief Financial Officer. The agreement provided for an annual base salary of $575,000 and a target annual bonus equal to 50% of his salary. Mr. Nowak was also eligible to receive annual grants of long-term compensation, as determined by the Committee, based on a target value of $575,000. Effective November 25, 2013, Outdoor Americas entered into a new agreement with Mr. Nowak, which superseded his prior employment agreement and provides for his employment as Outdoor Americas’ Executive Vice President, Chief Administrative Officer and U.S. Chief Financial Officer through July 31, 2016 (subject to Outdoor Americas’ option to extend for an additional year through July 31, 2017). The 2013 agreement continues to provide for an annual base salary of $575,000, which may be reviewed and increased, an annual target bonus equal to 50% of his salary as in effect on November 1 of such year, and annual eligibility for grants of long-term compensation, as determined by the Committee, based on a target value of $575,000. Mr. Nowak is also entitled to participate in arrangements for benefits, business expenses and perquisites generally available to other senior executives.

Mr. Nowak’s 2013 agreement also contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment.

Richard H. Sauer

Effective November 30, 2006, CBS’s Outdoor Americas business entered into an employment letter with Mr. Sauer, which provides for his employment as Outdoor Americas’ Executive Vice President, General Counsel. His base salary for 2013 was $395,852, and his annual target bonus was 50% of his base salary. Mr. Sauer is also eligible to receive annual grants of long-term compensation. Mr. Sauer is entitled to participate in arrangements for benefits, business expenses and perquisites generally available to other senior executives.

Outdoor Americas entered into a new employment agreement with Mr. Sauer effective February 17, 2014, which supersedes his 2006 employment letter. Pursuant to the 2014 agreement, Mr. Sauer will continue to provide services as Outdoor Americas’ Executive Vice President, General Counsel for a one-year term (through February 28, 2015), with an option by Outdoor Americas to extend for a two-year renewal. The terms of the new agreement provide for an annual base salary of $450,000 for the first year of the term (and $475,000 for each of the second and third years of the term, if Outdoor Americas exercises its option), a target annual bonus equal to 50% of his salary, and eligibility for grants of long-term compensation, as determined by the Committee, based on a target value of $275,000 for 2014 (and $350,000 during each of 2015 and 2016, if Outdoor Americas exercises its option). Mr. Sauer is also entitled to participate in arrangements for benefits, business expenses and perquisites generally available to other senior executives.

Mr. Sauer’s 2014 agreement also contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment.

Grants of Plan-Based Awards During 2013

The following table sets forth information concerning grants of equity awards with respect to the CBS Class B Common Stock under the CBS incentive programs to Outdoor Americas’ named executive officers in fiscal year 2013.

Name	Grant Date	Committee Action Date(1)	Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Option Awards ($)(3)
			Threshold (#)	Target (#)	Maximum (#)
Jeremy J. Male	9/18/13	8/21/13	—	—	—	—	48,019	56.81	799,997
	9/18/13	8/21/13	8,449	10,561	12,674	—	—	—	599,970
	9/18/13	8/21/13	—	—	—	10,561	—	—	599,970
	9/18/13	8/21/13	—	—	—	17,602	—	—	999,970

Wally Kelly	2/12/13	2/12/13	—	—	—	—	34,217	43.21	399,997
	2/12/13	2/12/13	5,554	6,942	8,331	—	—	—	299,964
	2/12/13	2/12/13	—	—	—	6,942	—	—	299,964
	4/1/13	2/12/13	—	—	—	301	—	—	13,768

Donald R. Shassian	12/2/13	11/22/13	—	—	—	8,516	—	—	499,974

Raymond Nowak	2/12/13	2/12/13	—	—	—	—	14,756	43.21	172,498
	2/12/13	2/12/13	3,194	3,992	4,791	—	—	—	172,494
	2/12/13	2/12/13	—	—	—	5,322	—	—	229,964

Richard H. Sauer	2/12/13	2/12/13	—	—	—	2,314	—	—	99,988
	4/1/13	2/12/13	—	—	—	216	—	—	9,880

(1)	The “Committee Action Date” refers to the date on which the CBS Compensation Committee, including through Committee delegates, approved the grant. See “—Compensation Discussion and Analysis—Long-Term Incentive Programs.”
(2)	The exercise price of the options is the closing price of CBS Class B Common Stock on the date of grant.
(3)	Amounts reflect the fair value on the date of grant, calculated in accordance with FASB ASC Topic 718, of the awards reported in the table.

Description of Plan-Based Awards

Equity awards reported in the “Grants of Plan-Based Awards During 2013” table were granted to the applicable named executive officers under CBS’s long-term incentive programs.

RSUs—The number of RSUs awarded is determined by dividing the value to be delivered by the closing price of a share of CBS Class B Common Stock on the NYSE on the date of grant. Except with respect to an award of CBS RSUs that Mr. Male received in connection with the execution of his new employment agreement, which were vested at grant but subject to settlement over a two-year period, vesting for RSUs occurs in equal annual installments over four years. Some RSU awards are subject to performance conditions, as described under “—Compensation Discussion and Analysis—Performance Goals for PRSUs.”

Stock Options—The number of stock options awarded is determined by using a Black-Scholes valuation methodology in accordance with FASB ASC Topic 718, employing the same methodologies and assumptions that are applied for purposes of CBS’s financial accounting statements (as reviewed by the CBS Compensation Committee’s independent consultant). Stock options have an exercise price not less than the closing price of a share of CBS Class B Common Stock on the NYSE on the grant date and expire on the eighth anniversary of the date of grant. Vesting for stock options occurs in equal annual installments over four years.

Fund-the-Future Program—The number of RSUs awarded under the Fund-the-Future Program during 2013 equaled the quotient derived by dividing (i) 2.5% of an individual’s eligible compensation (benefits base rate of pay in effect on the grant date, limited to a maximum of $550,000) by (ii) the closing price of a share of CBS Class B Common Stock on the NYSE on the grant date, rounded up or down to the nearest whole number. The RSUs vest ratably over three years from the grant date.

For other terms of these awards relating to performance goals and grant dates, see “—Compensation Discussion and Analysis—Performance Goals for PRSUs” and “Compensation Discussion and Analysis—Grant Date of Awards.”

Outstanding Equity Awards at Fiscal Year-End 2013

The following table sets forth for the named executive officers information concerning the outstanding equity awards at December 31, 2013, which included unexercised and vested stock options, unexercised and unvested stock options, unvested RSUs and vested RSUs, in the case of Mr. Male, all of which were granted under the CBS long-term incentive programs. The market values in this table were calculated using the closing price of a share of CBS Class B Common Stock on December 31, 2013, which was $63.74.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: # of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeremy J. Male	9/18/2013	—	48,019	56.81	9/18/2021	—	—	—	—
	9/18/2013	—	—	—	—	40,837	2,602,950	—	—

Wally Kelly	3/1/2010	—	15,121	13.43	3/1/2018	—	—	—	—
	3/1/2011	—	19,763	23.19	3/1/2019	—	—	—	—
	2/23/2012	—	33,975	29.44	2/23/2020	—	—	—	—
	2/12/2013	—	34,217	43.21	2/12/2021	—	—	—	—
	2/23/2010	—	—	—	—	14,595	930,285	—	—
	2/23/2011	—	—	—	—	17,463	1,113,092	—	—
	4/1/2011	—	—	—	—	185	11,792	—	—
	2/23/2012	—	—	—	—	16,815	1,071,788	—	—
	4/2/2012	—	—	—	—	272	17,337	—	—
	2/12/2013	—	—	—	—	15,273	973,501	—	—
	4/1/2013	—	—	—	—	301	19,186	—	—

Donald R. Shassian	12/2/2013	—	—	—	—	8,516	542,810	—	—

Raymond Nowak	2/24/2009	22,977	—	5.20	2/24/2017	—	—	—	—
	3/1/2010	8,014	8,014	13.43	3/1/2018	—	—	—	—
	3/1/2011	5,682	11,364	23.19	3/1/2019	—	—	—	—
	2/23/2012	4,883	14,652	29.44	2/23/2020	—	—	—	—
	2/12/2013	—	14,756	43.21	2/12/2021	—	—	—	—
	2/23/2010	—	—	—	—	7,735	493,029	—	—
	2/23/2011	—	—	—	—	10,042	640,077	—	—
	2/23/2012	—	—	—	—	10,611	676,345	—	—
	2/12/2013	—	—	—	—	9,526	607,187	—	—

Richard H. Sauer	2/23/2010	—	—	—	—	1,920	122,381	—	—
	2/23/2011	—	—	—	—	2,298	146,475	—	—
	4/1/2011	—	—	—	—	133	8,477	—	—
	2/23/2012	—	—	—	—	2,547	162,346	—	—
	4/2/2012	—	—	—	—	196	12,493	—	—
	2/12/2013	—	—	—	—	2,314	147,494	—	—
	4/1/2013	—	—	—	—	216	13,768	—	—

(1)	Each option grant identified in the above table vests ratably on each of the first four anniversaries of the date of grant.

(2)	Each grant of RSUs identified in the above table vests ratably on each of the first four anniversaries of the date of grant, except for (i) the Fund-the-Future Program grants, each of which vests ratably on each of the first three anniversaries of the date of grant, and (ii) an award of CBS RSUs that Mr. Male received in connection with the execution of his new employment agreement, which were vested at grant but subject to settlement over a two-year period.
(3)	For RSUs granted to Messrs. Male, Kelly, and Nowak on September 18, 2013, February 12, 2013 and February 12, 2013, respectively, amounts in these columns, with respect to the portion of each award that is subject to performance conditions, reflect actual achievement of the applicable performance conditions for 2013.

Option Exercises and Stock Vested During 2013

The following table sets forth information concerning each exercise of stock options and the vesting of stock awards during 2013 for the named executive officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Jeremy J. Male	0	0	0	0

Wally Kelly	130,693	4,682,307	56,496	2,451,729

Donald R. Shassian	0	0	0	0

Raymond Nowak	0	0	34,126	1,480,045

Richard H. Sauer	0	0	9,189	399,602

(1)	Represents RSUs that vested during 2013. An award of CBS RSUs that Mr. Male received in 2013 in connection with the execution of his new employment agreement, which were vested at grant but subject to settlement over a two-year period, is not included in the above table.
(2)	Represents the number of shares underlying RSUs that vested during 2013, multiplied by the closing price of CBS Class B Common Stock on the NYSE on the applicable vesting date.

Pension Benefits in 2013

The following table sets forth information concerning each qualified and nonqualified defined benefit pension plan that provides payments in connection with retirement with respect to the applicable named executive officers. Only Mr. Nowak participated in these plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Jeremy J. Male	—	—	—	—
Wally Kelly	—	—	—	—
Donald R. Shassian	—	—	—	—
Raymond Nowak(2)	Qualified—CBS Retirement Plan
	Component of CCPP Nonqualified—CBS Retirement	26.1	1,015,475	—
	Excess Pension Plan	26.1	2,262,350	—
Richard H. Sauer	—	—	—	—

(1)	The present value of the named executive officer’s accumulated benefit at December 31, 2013 in these plans was calculated assuming commencement of benefits at age 65 using a discount rate of 4.95% and mortality rates in accordance with the RP-2000 sex distinct table with a 14-year projection using the Scale AA sex distinct table.

(2)	Mr. Nowak is eligible for early retirement, since he is at least 55 years of age and has provided at least 10 years of eligibility service, but has not yet reached 65, the normal retirement age. See the description of the CBS Retirement Plan Component of CCPP (“CRP Component”) below for information about the effect of early retirement.

Description of Pension Benefits

CBS Retirement Plan Component of the CBS Combined Pension Plan (CRP Component)

Mr. Nowak participates in the CRP Component, a tax-qualified defined benefit plan, which is a component of the CBS Combined Pension Plan that has been closed to new participants since July 2010. For existing participants, participation in the CRP Component began on the later of the date an eligible employee attained age 21 or completed one year of eligibility service. Employees are fully vested in their accrued benefit upon completion of five full years of vesting service. CBS pays the entire cost of the benefits provided by the CRP Component. Eligible compensation for purposes of qualified plans is limited by federal law; for 2013, the annual limit was $255,000.

For each year of credited service up to a maximum of 30 years, the benefit formula for calculating an age 65 accrued benefit under the CRP Component is 1.25% of the participant’s final average compensation up to the Social Security covered compensation amount, plus 1.75% of the participant’s final average compensation above the Social Security covered compensation amount. Final average compensation includes eligible salary, commissions, overtime and short-term incentive awards. If an employee who participates in the CRP Component reaches age 55 with 10 years of eligibility service, he or she is considered eligible for an early retirement benefit. The reductions for retiring early are 6% per year for each year that the benefit begins between ages 65 and 60, plus 4% per year for each year that the benefit begins between ages 60 and 55. The normal forms of payment for a married or single participant are a 50% joint and survivor annuity or single life annuity, respectively. All optional forms of payment under the CRP Component are actuarially equivalent to the normal forms of payment.

CBS Retirement Excess Pension Plan

Mr. Nowak also participates in the CBS Retirement Excess Pension Plan, an unfunded nonqualified defined benefit plan maintained by CBS, to provide benefits to employees who are participants in the CRP Component and whose annual base salary and commissions have exceeded the federal annual limit. The benefits under the CBS Retirement Excess Pension Plan are calculated by determining the excess, if any, of (i) the benefits that would be payable under the CRP Component if it were not subject to the federal annual limit, over (ii) the benefits actually payable under the CRP Component. Early retirement reduction factors are identical to those of the CRP Component. The maximum amount of total annual compensation that may be taken into account under the CRP Component and the CBS Retirement Excess Pension Plan together is $750,000. Employees are fully vested in their accrued CBS Retirement Excess Pension Plan benefit upon completion of five full years of vesting service. The normal forms of payment for a married or single participant are a 50% joint and survivor annuity or single life annuity, respectively. All optional forms of payment under the CBS Retirement Excess Pension Plan are actuarially equivalent to the normal form of payment.

Nonqualified Deferred Compensation in 2013

The following table sets forth information concerning nonqualified deferred compensation.

Name	Plan Name	Executive Contributions in Last FY ($)(1)	Company Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Jeremy J. Male	Deferred salary plans	—	—	—	—	—
	Deferred bonus plans	—	—	—	—	—

Wally Kelly	Deferred salary plans	—	—	147,088	—	1,060,501
	Deferred bonus plans	—	—	—	—	—

Donald R. Shassian	Deferred salary plans	—	—	—	—	—
	Deferred bonus plans	—	—	—	—	—

Raymond Nowak	Deferred salary plans	72,067	16,816	438,742	—	1,524,700
	Deferred bonus plans	43,125	—	72,307	—	271,042

Richard H. Sauer	Deferred salary plans	—	—	—	—	—
	Deferred bonus plans	—	—	—	—	—

(1)	Executive contributions pursuant to deferred salary and bonus plans are included in the “Salary” and “Bonus” columns, respectively, in the Summary Compensation Table for Fiscal Year 2013.
(2)	Amounts reported are included in the “All Other Compensation” column of the Summary Compensation Table for Fiscal Year 2013.
(3)	Amounts reflect earnings or losses on all amounts deferred in 2013 and prior years in nonqualified plans, net of deductions for fees. No portion of these amounts is included in the Summary Compensation Table for Fiscal Year 2013, as none of these plans or arrangements provide for above market or preferential earnings.

Description of Nonqualified Deferred Compensation

Set forth below is information with respect to each plan under which deferrals of compensation are reflected in the table above.

CBS Excess 401(k) Plan

The CBS Excess 401(k) Plan is an unfunded nonqualified deferred compensation plan intended to provide benefits to employees who are eligible to participate in the CBS 401(k) Plan and whose annual base salary exceeds the federal annual limit. A participant can defer between 1% and 15% of his or her eligible compensation through payroll deductions on a pre-tax basis. Eligible compensation generally includes base pay or salary, including pre-tax contributions to the CBS 401(k) Plan and CBS’s group health and welfare plans, flexible spending accounts and contributions to the commuter reimbursement account plan, plus overtime, commissions, hazard pay and shift differential pay. For 2013, CBS matched CBS Excess 401(k) Plan contributions based on the rate of matching contributions under the CBS 401(k) Plan (70% of the first 5% of eligible compensation deferred on a pre-tax basis). CBS contributions are fully vested after five years of service. Matching contributions made by CBS to the CBS 401(k) Plan and the CBS Excess 401(k) Plan together are not made with respect to compensation in excess of $750,000.

Deferred amounts are reflected in phantom notional accounts and are credited with earnings and/or losses as if the deferred amounts were actually invested in accordance with the participant’s investment elections under the CBS 401(k) Plan. CBS’s matching contributions are also reflected in phantom notional accounts, which are credited with earnings and/or losses as if the matching contributions were actually invested in the CBS 401(k) Plan’s CBS Class B Company Stock Fund. The CBS 401(k) Plan offers 20 investment options in which CBS Excess 401(k) Plan balances may be notionally invested, and participants may change or reallocate investment directions on any business day on which the NYSE is open. The vested portion of a participant’s CBS Excess 401(k) Plan account is distributed in cash after termination of employment in accordance with the participant’s distribution election, either in a lump sum payment or in installment payments.

CBS Bonus Deferral Plan

CBS maintains bonus deferral plans, including the CBS Bonus Deferral Plan, an unfunded nonqualified deferred compensation plan intended to provide benefits to employees who are eligible to participate in the CBS 401(k) Plan and whose annual base salary exceeds the federal annual limit. Participants can defer between 1% and 15% of their short-term incentive plan bonus to the CBS Bonus Deferral Plan on a pre-tax basis. Deferred amounts are reflected in phantom notional accounts and are credited with earnings and/or losses as if the deferred amounts were actually invested in accordance with the participant’s investment elections under the CBS 401(k) Plan. Amounts deferred under the CBS Bonus Deferral Plan are distributed in cash after termination of employment in accordance with the participant’s distribution election, either in a lump sum payment or installment payments.

Outdoor Excess 401(k) Plan

During 2013, Outdoor Americas’ board of directors adopted the Outdoor Excess 401(k) Plan. Effective January 1, 2014, the account balances of the participating named executive officers under the CBS Excess 401(k) Plan and the CBS Bonus Deferral Plan as of December 31, 2013 were transferred to Outdoor Americas’ Outdoor Excess 401(k) Plan. A copy of the Outdoor Excess 401(k) Plan is filed as Exhibit 10.9 to the registration statement of which this prospectus forms a part.

Outdoor Deferred Compensation Arrangement

Following the “separation” (as defined in Mr. Nowak’s employment agreement), $25,000 will be notionally credited to a deferred compensation account for Mr. Nowak each month that he remains employed under his employment agreement, subject to a minimum credit of $300,000 in the aggregate. The balance in the deferred compensation account is not credited with earnings and/or losses, and the arrangement is not funded. Distribution will be made upon Mr. Nowak’s termination of employment in accordance with his employment agreement.

Potential Payments upon Termination

During 2013, the named executive officers had employment arrangements providing for separation payments upon certain types of termination of employment. The tables below set forth estimated potential payments that would be made to the applicable named executive officer if his employment had terminated as of December 31, 2013. In determining the benefits payable upon certain terminations of employment, Outdoor Americas assumed in all cases that the executive has complied and continues to comply with, as applicable, all of the restrictive and other covenants included in his employment agreement and has not become employed by a new employer in those cases where the employment agreement requires mitigation by the executive.

The following tables reflect incremental payments and benefits that would have been owed by CBS to the executive beyond what the named executive officer had earned and which were no longer subject to vesting conditions, as of December 31, 2013, and do not reflect benefits that are provided pursuant to plans or arrangements that do not discriminate in favor of executive officers and are available generally to all salaried employees, such as amounts accrued under the CBS 401(k) Plan and 401(k) excess plans, accumulated and vested benefits under CBS pension plans, disability benefits and accrued vacation pay. Payments made to a named executive officer would be made subject to any applicable requirements of Section 409A of the Code. Receipt of the payments and benefits shown below upon a termination without Cause or for Good Reason would have been conditioned on the named executive officer’s execution of a release in favor of CBS.

	Continuation of Salary and Other Cash Compensation ($)(1)	Annual Bonus Continuation ($)(2)	Incremental Pension Benefit ($)	Continuation of Medical, Dental and Life Insurance ($)(3)	Vesting of Equity Awards ($)(4)(5)
Jeremy J. Male
• Termination for Cause	0	0	0	0	0
• Voluntary termination without Good Reason	0	0	0	0	0
• Without Cause or Good Reason termination	1,350,000	1,147,500	0	24,749	453,390
• Death or Disability	0	0	0	0	1,813,771

Wally Kelly
• Termination for Cause	0	0	0	0	0
• Voluntary termination without Good Reason	0	0	0	0	0
• Without Cause or Good Reason termination	1,200,000	900,000	0	39,458	5,976,684
• Death or Disability	0	0	0	0	7,566,926

Donald R. Shassian
• Termination for Cause	0	0	0	0	0
• Voluntary termination	0	0	0	0	0
• Without Cause termination	650,000	0	0	16,499	135,702
• Death or Disability	0	0	0	0	542,810

Raymond Nowak
• Termination for Cause	0	0	0	0	0
• Voluntary termination	0	0	0	0	0
• Without Cause termination	575,000	0	0	18,977	0
• Death or Disability	0	0	0	0	4,086,137

Richard H. Sauer
• Termination for Cause	0	0	0	0	0
• Voluntary termination	0	0	0	0	0
• Without Cause termination	395,852	0	0	0	0
• Death or Disability	0	0	0	0	613,434

(1)	Amounts reflect, for each of Messrs. Male, Shassian, Nowak and Sauer, the continuation of his base salary for a period of 12 months, in this instance, January 1, 2014 through December 31, 2014; for Mr. Kelly, the continuation of his base salary for a period of 18 months, in this instance, January 1, 2014 through June 30, 2015.
(2)

For terminations without “Cause” (or, as applicable, for “Good Reason”), amounts reflect the payment of 12 months’ worth of Mr. Male’s target bonus and 18 months’ worth of Mr. Kelly’s target bonus. With respect to a December 31, 2013 termination date, bonuses, if any, for Messrs. Male, Kelly, Nowak and Sauer for the period January 1, 2013 through December 31, 2013 (as determined by the CBS Compensation Committee, which would have been earned by the applicable named executive officers as set forth in the Summary Compensation Table) are not included as “Annual Bonus Continuation.” Target bonus amounts for the named executive officers were as follows for 2013: Mr. Male, $1,147,500; Mr. Kelly, $600,000; Mr. Shassian, $487,500; Mr. Nowak, $287,500; and Mr. Sauer, $197,926.
(3)	For Messrs. Male and Shassian, the amounts shown reflect Outdoor Americas’ cost of providing continued health insurance benefits as provided in their employment agreements. For Messrs. Kelly and Nowak, the amounts shown reflect Outdoor Americas’ cost of providing continued health insurance benefits and life insurance coverage as provided in their employment agreements.
(4)	The calculation of the value associated with the acceleration or continuation (as the case may be) of the vesting of equity grants, (i) in the case of stock awards, was based on the closing price of shares of CBS Class B Common Stock on December 31, 2013, which was $63.74, with the inclusion of the PRSUs awarded during 2013 reflecting actual achievement of the applicable performance conditions; and (ii) in the case of options, was based on the difference between such closing price and the exercise price of the option. See the Outstanding Equity Awards at Fiscal Year-End 2013 table and accompanying footnotes for more information about the equity awards included in the above calculation. Following a termination of employment, without Cause, provided Mr. Nowak remains ready, willing and able to render exclusive services to Outdoor Americas through July 31, 2017, he shall continue to vest toward any outstanding equity awards.
(5)	In September 2011, the CBS Compensation Committee provided for accelerated vesting of equity awards then outstanding upon an employee’s termination of employment due to death or permanent disability, and CBS included a similar provision in the terms and conditions of equity awards granted thereafter. Accordingly, the amounts shown for Messrs. Kelly, Nowak, Shassian and Sauer with respect to a termination of employment due to “Death” or “Disability” reflect the accelerated vesting of outstanding equity awards in accordance with the provisions of this program. Amounts included with respect to Mr. Male reflect the accelerated vesting of outstanding equity awards in accordance with the provisions of his employment agreement.

None of the named executive officers’ employment arrangements provide for post-termination payments and benefits solely in the event of a change-in-control or “gross-ups” in the event any payment or benefit owed to him under his respective arrangement is subject to the excise tax imposed by Section 4999 of the Code.

Mr. Nowak is entitled to receive a minimum payment of deferred compensation upon his termination of employment, as set forth in the “Nonqualified Deferred Compensation in 2013—Description of Nonqualified Deferred Compensation—Outdoor Deferred Compensation Arrangement.”

Termination for Cause or Voluntary Termination Without Good Reason

Each named executive officer’s employment arrangement includes a definition of “Cause” (as discussed below) for which the executive’s employment may be terminated. The named executive officers will receive no incremental payments and benefits under their respective employment arrangements in the event of a termination by Outdoor Americas for “Cause” or a named executive officer’s voluntary termination without “Good Reason” (also discussed below).

Termination Without “Cause” by Outdoor Americas or for “Good Reason” by the Named Executive Officer

Each named executive officer will receive termination payments and benefits if Outdoor Americas terminates his employment without “Cause,” and each of Messrs. Male and Kelly will also receive termination payments and benefits if he resigns for “Good Reason” pursuant to his employment agreement. If a termination without “Cause” or for “Good Reason” had occurred as of December 31, 2013, then, in addition to compensation the applicable named executive officer would have earned as of the termination date and benefits generally available to all salaried employees (such as amounts accrued under the CBS 401(k) plans, accumulated and vested benefits under CBS’s nonqualified deferred compensation and pension plans, disability benefits and accrued vacation pay):

•	Mr. Male would have received (i) a cash severance amount equal to the sum of 12 months of his annual salary and his target bonus, (ii) company-paid medical and dental benefits for up to 12 months, (iii) accelerated vesting of all unvested stock options, RSUs and other equity awards that would have vested during the 12-month period following his termination of employment and (iv) payment of expenses associated with his repatriation back to the United Kingdom.

•	Mr. Kelly would have received (i) a cash severance amount equal to 18 months of his annual salary; (ii) a cash severance amount equal to 18 months of his target bonus; (iii) company-paid medical and dental benefits for up to 18 months; (iv) company-paid life insurance until the end of the employment term; and (v) accelerated vesting of all unvested stock options, RSUs and other equity awards that would have vested during the 18-month period following his termination of employment.

•	Mr. Shassian would have received (i) a cash severance amount equal to 12 months of his annual salary; (ii) company-paid medical and dental benefits for up to 18 months; and (iii) accelerated vesting of certain RSU awards that would have vested during the 12-month period following his termination of employment.

•	Mr. Nowak would have received (i) a cash severance amount equal to 12 months of his annual salary; (ii) company-paid medical and dental benefits for up to 12 months; and (iii) company-paid life insurance until the end of the employment term. Following a termination of employment without Cause, provided Mr. Nowak remains ready, willing and able to render exclusive services to Outdoor Americas through July 31, 2017, he would also continue to vest toward any outstanding equity awards.

•	Mr. Sauer would have received a cash severance amount equal to 12 months of his annual salary.

The employment arrangements for Messrs. Male, Kelly, Shassian, Nowak and Sauer require that salary continuation and, in the case of Messrs. Male and Kelly, bonus continuation be paid over the applicable severance period. If the employment of any named executive officer was terminated without “Cause,” or if Mr. Male or Mr. Kelly terminated his employment for “Good Reason,” each of them would be required to execute and deliver a general release and would be subject to certain restrictive covenants relating to non-competition, solicitation of Outdoor Americas employees, protection of Outdoor Americas’ confidential information and its ownership of work product and cooperation in litigation. Messrs. Kelly, Nowak and Sauer would be subject to mitigation obligations under the terms of their employment arrangements.

If a public offering of Outdoor Americas’ common stock had not been completed by the second anniversary of the effective date of Mr. Male’s employment term (i.e., September 18, 2015) or, if sooner, CBS had materially ceased its efforts to complete the initial public offering, Mr. Male could have voluntarily resigned his employment with notice during the 30-day period following such second anniversary and received (i) a cash severance amount equal to the sum of his 18 months of his annual salary and 1.5 times his target bonus, (ii) company-paid medical and dental benefits for up to 18 months, (iii) accelerated vesting of all unvested stock options, RSUs and other equity awards, and (iv) payment of expenses associated with his and his family’s repatriation back to the United Kingdom.

Definition of Termination for “Cause”: Outdoor Americas would be entitled to terminate the employment of each of Messrs. Kelly, Nowak and Sauer for “Cause” upon the following events: dishonesty, embezzlement, fraud or other conduct which would constitute a felony or a misdemeanor involving fraud or perjury; willful unauthorized disclosure of confidential information; failure to obey a material lawful directive that is appropriate to his position from an executive in his reporting line; failure to comply with Outdoor Americas’ written policies, including the Business Conduct Statement; material breach of his employment arrangement; failure (except in the event of disability) or refusal to substantially perform the material obligations under his employment arrangement; willful failure to cooperate with a bona fide internal investigation or investigation by regulatory or law enforcement authorities or the destruction or failure to preserve documents or other material reasonably likely to be relevant to such an investigation, or the inducement of others to fail to cooperate or to destroy or fail to produce documents or other material; or conduct which is considered an offense involving moral turpitude under federal, state or local laws, or which might bring him to public disrepute, scandal or ridicule or reflect unfavorably upon any of Outdoor Americas’ businesses or those who conduct business with Outdoor Americas, CBS or its affiliated entities. In the case of Mr. Kelly, his voluntary resignation without “Good Reason” during the term other than due to his death or disability would also be considered “Cause.” In the case of Mr. Nowak, his voluntary resignation during the term other than due to his death or disability would also be considered “Cause.”

Outdoor Americas would be entitled to terminate the employment of Mr. Male for “Cause” upon the following events: embezzlement, fraud or other conduct which would constitute a felony or a misdemeanor involving fraud or perjury; willful unauthorized disclosure of confidential information; failure to obey a material lawful directive that is appropriate to his position from an executive having authority to give such directive; failure to comply with Outdoor Americas’ written policies, including the Business Conduct Statement; material breach of his employment agreement; resignation without Good Reason other than due to his death or disability or in certain other circumstances; willful failure or refusal after being given written notice (except in the event of disability) to substantially perform his material duties and responsibilities under the employment agreement; willful failure to cooperate with a bona fide internal investigation or investigation by regulatory or law enforcement authorities or the destruction or failure to preserve documents or other material reasonably likely to be relevant to such an investigation, or the inducement of others to fail to cooperate or to destroy or fail to produce documents or other material; conduct which is considered an offense involving moral turpitude under federal, state or local laws; or willful misconduct which brings him to public disrepute or scandal that does or is likely to do significant harm to Outdoor Americas’ businesses or those who conduct business with Outdoor Americas, CBS and Outdoor Americas’ affiliated companies.

Outdoor Americas would be entitled to terminate the employment of Mr. Shassian for “Cause” upon the following events: fraud, misappropriation or embezzlement; conviction of a felony or a misdemeanor involving fraud, perjury or moral turpitude; his repeated willful failure to perform services under the agreement; his material breach of certain provisions in his agreement; or his terminating his employment during the term other than due to his death or disability.

Definition of “Good Reason” Termination: A “Good Reason” termination for Mr. Male would be triggered by the following: (i) a reduction in his annual salary, bonus or long-term incentive compensation opportunity; (ii) a material reduction in his positions, titles, authorities, duties or responsibilities or, upon consummation of an initial public offering of Outdoor Americas common stock, the failure to give him the authorities, duties or responsibilities customarily given to a CEO of a public company; (iii) the assignment of duties or responsibilities that are materially inconsistent with his current authorities, duties and responsibilities or which materially impair his ability to function as Chief Executive Officer of Outdoor Americas (provided that assignment of authorities, duties or responsibilities relating to operations of a public company or which are consistent with those of a public company CEO would not trigger “Good Reason”); (iv) material breach by Outdoor Americas of any of its obligations under the agreement; (v) the requirement that he relocate outside the New York metropolitan area; or (vi) if prior to an initial public offering of Outdoor Americas common stock, the sale or other disposition by CBS of substantially all of Outdoor Americas’ stock or assets.

A “Good Reason” termination for Mr. Kelly would be triggered by the following: (i) the requirement that he report to an executive at a lower level than the level of the executive to whom he currently reports; (ii) the material breach by Outdoor Americas of any of its obligations under the agreement, including a material reduction in the scope of his responsibilities, title, or base compensation; or (iii) the relocation of his position outside of the metropolitan area he is currently employed in. Messrs. Shassian, Nowak and Sauer do not have a “Good Reason” provision in their employment arrangements.

Termination Due to Disability

If Messrs. Kelly, Shassian and Nowak were to be terminated during the employment term as a result of disability, they would receive salary earned through the date of termination, a prorated bonus for the calendar year in which the disability occurs, a prorated target bonus for the period during which they receive short-term disability benefits under Outdoor Americas’ short-term disability program, and accelerated vesting of their outstanding equity awards. If Mr. Male were to be terminated during the employment term as a result of disability, he would receive the above payments and benefits, plus payment of expenses associated with his and his family’s repatriation back to the United Kingdom. If Mr. Sauer were to be terminated during the employment term as a result of disability, he would receive salary earned through the date of termination and accelerated vesting of certain of his outstanding RSU awards.

Termination Due to Death

If Messrs. Male, Kelly, Shassian and Nowak were to die during the employment term, their beneficiaries or estates would receive salary earned through the date of death, a prorated bonus for the calendar year in which death occurs (which the executive would have earned) and accelerated vesting of their outstanding equity awards. No additional payments or benefits would be due under their respective contracts. If Mr. Sauer were to die during the employment term, his beneficiaries or estate would receive salary earned through the date of death, and accelerated vesting of his outstanding RSU awards.

AGREEMENTS BETWEEN CBS

AND OUTDOOR AMERICAS AND OTHER RELATED PARTY TRANSACTIONS

Agreements Between CBS and Outdoor Americas Relating to the Exchange Offer or the Separation

Agreement and Plan of Reorganization

On January 15, 2014, Outdoor Americas entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with CBS and a wholly owned subsidiary of CBS, pursuant to which, among other things, Outdoor Americas paid a substantial portion of the proceeds of the formation borrowings and initial public offering to such wholly owned subsidiary of CBS (together with shares of Outdoor Americas common stock) in consideration for the contribution of the entities comprising CBS’s Outdoor Americas operating segment to Outdoor Americas pursuant to the reorganization transactions. Pursuant to the Reorganization Agreement, following the final payment of the Purging Distribution(s) declared in Outdoor Americas’ first REIT taxable year, if any, Outdoor Americas will pay to CBS, or CBS will pay to Outdoor Americas, as applicable, the difference between the actual cash portion of such Purging Distribution(s) and $100 million, the estimated cash portion of such Purging Distribution(s) that was retained by Outdoor Americas.

Master Separation Agreement

In connection with its initial public offering, Outdoor Americas entered into a master separation agreement with CBS, providing for, among other things, Outdoor Americas’ responsibility for liabilities relating to its business and the responsibility of CBS for liabilities unrelated to Outdoor Americas’ business as well as indemnification obligations and ongoing commitments of each of Outdoor Americas and CBS.

The master separation agreement also contains provisions allocating between Outdoor Americas and CBS liabilities relating to the employment of current and former employees of the Outdoor Americas business and the compensation and benefit plans and programs in which such employees participate. In general, Outdoor Americas will assume or retain liabilities relating to the employment, compensation and benefits of current and former employees of the Outdoor Americas business; however, CBS will retain liabilities related to current and former employees of the Outdoor Americas business under certain defined benefit pension plans sponsored by CBS.

Transition Services Agreement

Prior to the initial public offering of Outdoor Americas, CBS performed or supported many important corporate functions for Outdoor Americas. Outdoor Americas’ financial statements reflect charges for these services on an allocation basis. In connection with its initial public offering, Outdoor Americas entered into a transition services agreement with CBS, pursuant to which CBS is providing Outdoor Americas with certain services, and Outdoor Americas is providing CBS with certain limited services, in each case, on an interim basis for a limited period until the other party no longer requires such services to be performed by the other party. The services to be provided to Outdoor Americas by CBS include legal, finance, information technology, insurance, tax and employment functions. The agreed-upon charges for such services are generally on a cost-plus-margin basis and each party has agreed to reimburse the other for its out-of-pocket costs in connection therewith. The liability of each party under the transition services agreement for the services it provides is generally limited. Outdoor Americas anticipates that Outdoor Americas will generally be in a position to complete the transition from all services provided by CBS on or before 12 months following the completion of the separation. Outdoor Americas and CBS intend to enter into certain amendments to the transition services agreement in connection with the completion of the exchange offer.

Tax Matters Agreement

In connection with its initial public offering, Outdoor Americas entered into a tax matters agreement with CBS, which governs the respective rights, responsibilities and obligations of CBS and Outdoor Americas with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes for the periods during which Outdoor Americas is a member of the CBS consolidated tax group. The tax matters agreement also separately allocates among the parties any tax liability arising as a result of any failure of the split-off to qualify as a tax-free transaction. Outdoor Americas could be liable to CBS for consolidated group losses used by Outdoor Americas even if Outdoor Americas does not owe any amount to a governmental authority.

License Agreement

In connection with its initial public offering, Outdoor Americas entered into a license agreement with a wholly owned subsidiary of CBS, pursuant to which Outdoor Americas will have the right to use “CBS” in the corporate names of Outdoor Americas and its subsidiaries for up to 90 days following the separation. Pursuant to the license agreement, Outdoor Americas will also have the right to use the “CBS” mark and the “CBS” logo on Outdoor Americas’ outdoor advertising billboards for up to 18 months following the separation. Outdoor Americas and CBS intend to enter into certain amendments to the license agreement in connection with the completion of the exchange offer.

Registration Rights Agreement

In connection with its initial public offering, Outdoor Americas entered into a registration rights agreement with CBS, which provides CBS and its affiliated entities with certain registration rights for shares of Outdoor Americas common stock owned by them, as follows:

Demand Registration Rights. CBS and its affiliated entities are entitled to certain demand registration rights. At any time after the completion of its initial public offering, and subject to the “lock-up” period described under “Shares Eligible For Future Sale” such holders may, on not more than five occasions, request that Outdoor Americas register all or a portion of their shares, subject to customary limitations.

Piggyback Registration Rights. In the event that Outdoor Americas proposes to register any of Outdoor Americas’ equity securities or securities convertible into or exchangeable for Outdoor Americas’ equity securities under the Securities Act, either for Outdoor Americas’ own account or for the account of other security holders, CBS and its affiliated entities are entitled to certain “piggyback” registration rights allowing them to include Outdoor Americas’ shares that they own in such registration, subject to customary limitations. As a result, whenever Outdoor Americas proposes to file a registration statement under the Securities Act, other than with respect to a registration statement on Form S-4 or S-8 or certain other exceptions, CBS and its affiliated entities are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Review, Approval or Ratification of Transactions with Related Persons

In connection with the completion of its initial public offering, Outdoor Americas adopted a written policy regarding the review and approval, ratification or other action to be taken with respect to transactions with related persons. Pursuant to this policy, the Outdoor Americas’ board of directors will review and approve, ratify or take other actions it deems appropriate with respect to a related person transaction that, under the rules of the SEC, is required to be disclosed in Outdoor Americas’ proxy statement or Annual Report on Form 10-K. In its review, the board will consider the related person’s interest in the transaction; the material terms of the transaction, including the dollar amount involved; the importance of the transaction to the related person and Outdoor Americas; whether the transaction would impair the judgment of the related person; and any other information the board deems appropriate. Any member of the board who is a related person with respect to a transaction under review may not participate in the review or vote respecting the transaction; however, that person may be counted in determining the presence of the quorum at a meeting of the board that considers the transaction. Under the policy, Outdoor Americas’ legal staff is primarily responsible for determining whether a related person has a direct or indirect material interest in a transaction with Outdoor Americas that is required to be disclosed. The determination will be made after a review of the information obtained from the related person and information available from Outdoor Americas’ records. The staff is responsible for establishing and maintaining policies and procedures to obtain relevant information to allow it to make the determination. Each of the agreements and/or transactions set forth in this section “Agreements between CBS and Outdoor Americas and Other Related Party Transactions” was entered into prior to the completion of Outdoor Americas’ initial public offering and was not subject to Outdoor Americas’ related person transaction policy.

Other Related-Person Transactions

CBS. Prior to its initial public offering, Outdoor Americas was an indirect wholly owned subsidiary of CBS. As such, CBS provided Outdoor Americas with certain services, such as insurance and support for technology systems. Effective January 1, 2014, Outdoor Americas’ employees began participating in employee benefit plans maintained by Outdoor Americas, although certain of Outdoor Americas’ employees may continue to be entitled to benefits under certain CBS defined benefit pension plans. For more information on the allocation of the charges for services and benefits provided to Outdoor Americas by CBS, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Americas—Related Parties.” In connection with its initial public offering, Outdoor Americas entered into the agreements above to govern Outdoor Americas’ relationship with CBS during the period between the completion of the initial public offering and the effective date of the separation and to complete the separation of Outdoor Americas’ business from CBS.

For advertising spending placed by CBS and its subsidiaries, Outdoor Americas recognized total revenues of $1.9 million and $2.5 million for the three months ended March 31, 2014 and 2013, respectively, and $14.9 million for the year ended December 31, 2013, $16.6 million for the year ended December 31, 2012 and $20.1 million for the year ended December 31, 2011.

Other Related Persons. Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. Revenues recognized for advertising spending placed by various subsidiaries of Viacom Inc. were $1.6 million and $2.4 million for the three months ended March 31, 2014 and 2013, respectively, and $9.3 million, $9.4 million and $11.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF CBS AND OUTDOOR AMERICAS

Outdoor Americas

The following table sets forth, as of May 26, 2014, information with respect to the beneficial ownership of shares of Outdoor Americas by (i) each person who is the beneficial owner of more than 5% of the outstanding Outdoor Americas common stock, (ii) each of the Outdoor Americas’ directors and named executive officers and (iii) the Outdoor Americas directors and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within, or RSUs that will vest on or within, 60 days of May 26, 2014. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act. Except as indicated by the footnotes below, Outdoor Americas believes, based on the information furnished to Outdoor Americas, that the persons named in the table below have sole voting and investment power with respect to all shares of Outdoor Americas common stock shown that they beneficially own, subject to community property laws, where applicable. As of May 26, 2014, there were 120,000,000 shares of Outdoor Americas common stock outstanding. Unless otherwise indicated, the address of each named person is c/o CBS Outdoor Americas Inc., 405 Lexington Avenue, 17th Floor, New York, New York 10174.

	Shares of Outdoor Americas Common Stock Beneficially Owned(1)
Name of Beneficial Owner	Number of Shares	Percent of Shares
5% Beneficial Owner:
CBS Corporation(1)	97,000,000	81%
Sumner M. Redstone/National Amusements/NAI Entertainment Holdings LLC (“NAI EH”)(2)	97,000,000	81%
Directors and Named Executive Officers:
Anthony G. Ambrosio	26,780	*
Joseph R. Ianniello	35,710	*
Wally Kelly	5,000	*
Jeremy J. Male	100,000	*
Peter Mathes	7,500	*
Leslie Moonves	35,710	*
Raymond Nowak	17,850	*
Richard H. Sauer	5,600	*
Donald R. Shassian	71,420	*
Lawrence P. Tu	10,000	*
Joseph H. Wender	—	*
All directors and executive officers as a group (12 persons)	321,170	*

*	Less than one percent.
(1)	The address of CBS Corporation is 51 West 52nd Street, New York, NY 10019. All of the shares of Outdoor Americas common stock beneficially owned by CBS are held by CBS Radio Media Corporation. CBS Radio Media Corporation is a direct wholly owned subsidiary of CBS Radio Inc., which is a direct wholly owned subsidiary of CBS Broadcasting Inc., which is a direct wholly owned subsidiary of Westinghouse CBS Holding Company, Inc., which is a direct wholly owned subsidiary of CBS. Prior to the expiration of the exchange offer, all of the shares of Outdoor Americas common stock beneficially owned by CBS will be held directly by CBS.
(2)

Mr. Redstone, National Amusements and NAI EH beneficially own a controlling interest in CBS as disclosed in Amendment 19 to the Schedule 13G they filed on February 11, 2014 and, accordingly, may be deemed to beneficially own all of the Outdoor Americas’ shares held by CBS. As of May 26, 2014, National

Amusements beneficially owned, directly and indirectly through its wholly owned subsidiary, NAI EH, approximately 79.7% of CBS’s outstanding Class A common stock and approximately 7.0% of CBS’s outstanding Class A common stock and Class B common stock on a combined basis. Sumner M. Redstone is the controlling stockholder of National Amusements. The address of each of Mr. Redstone, National Amusements and NAI EH is 846 University Avenue, Norwood, MA 02062.

The following table sets forth, as of May 26, 2014, information with respect to the beneficial ownership of shares of CBS Class B common stock by (i) each of the Outdoor Americas’ directors and named executive officers and (ii) the Outdoor Americas directors and executive officers as a group. Except as indicated by the footnotes below, Outdoor Americas believes, based on the information furnished to Outdoor Americas, that the persons named in the table below have sole voting and investment power with respect to all shares of CBS Class B common stock shown that they beneficially own, subject to community property laws, where applicable. As of May 26, 2014, there were 531,584,501 shares of CBS Class B common stock outstanding. Unless otherwise indicated, the address of each named person is c/o CBS Outdoor Americas Inc., 405 Lexington Avenue, 17th Floor, New York, New York 10174.

	Shares of CBS Class B Common Stock Beneficially Owned(1)
Name of Beneficial Owner	Number of Shares		Percent of Shares
Directors and Named Executive Officers:
Anthony G. Ambrosio	552,684	(2)(3)(4)	*
Joseph R. Ianniello	528,868	(2)(3)(4)	*
Wally Kelly	4,050	(3)	*
Jeremy J. Male	18	(3)	*
Peter Mathes	—		*
Leslie Moonves	10,414,191	(2)(3)(4)	1.9%
Raymond Nowak	56,396	(2)(3)	*
Richard H. Sauer	3,390	(2)(3)	*
Donald R. Shassian	—		*
Lawrence P. Tu	124	(3)	*
Joseph H. Wender	—		*
All directors and executive officers as a group (12 persons)	11,566,626	(5)	2.2%

*	Less than one percent.
(1)	The authorized common stock of CBS consists of voting Class A common stock and non-voting Class B common stock. None of Outdoor Americas’ directors or executive officers beneficially own any shares of CBS Class A common stock.
(2)	Includes the following shares of CBS Class B common stock (a) which the indicated director or named executive officer had the right to acquire on or within 60 days from May 26, 2014, through the exercise of stock options: Ambrosio, 385,061; Ianniello, 341,560; Moonves, 8,556,971; and Nowak, 26,666; and (b) underlying RSUs which will vest within 60 days from May 26, 2014 held by the indicated director or named executive officer: Ianniello, 7,635.
(3)	Includes shares held in the CBS 401(k) Plan or CBS Outdoor 401(k) Plan, as applicable.
(4)	Includes the following number of shares of CBS Class B common stock (a) owned by family members but as to which the indicated director disclaims beneficial ownership: Ianniello, 2,302; and Moonves, 4,615; (b) held by trusts, as to which Moonves has shared voting and investment power: 238,163; and (c) held by family trusts, as to which the indicated director has sole voting and investment power: Ambrosio, 73,499; and Moonves, 350,006 and (d) held in family trusts, as to which the indicated executive officer’s spouse has sole voting and investment power: Ambrosio, 24,001.
(5)	Includes 9,317,893 shares of CBS Class B common stock which the directors and executive officers as a group had the right to acquire on or within 60 days from May 26, 2014, through the exercise of stock options or through the vesting of RSUs.

CBS

The following table sets forth as of May 26, 2014, unless otherwise indicated, information concerning the beneficial ownership of the CBS Class A common stock and CBS Class B common stock by (i) each CBS director, (ii) each CBS executive officer and (iii) the CBS directors and executive officers as a group. Also set forth below is information concerning the beneficial ownership by each person, or group of affiliated persons, who is known by CBS to beneficially own 5% or more of the CBS Class A common stock. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within, or RSUs that will vest on or within, 60 days of May 26, 2014. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act. Except as indicated by the footnotes below, CBS believes, based on the information furnished to CBS, that the persons named in the table below have sole voting and investment power with respect to all shares of CBS common stock shown that they beneficially own, subject to community property laws, where applicable. As of May 26, 2014, there were 39,050,902 shares of CBS Class A common stock outstanding and 531,584,501 shares of CBS Class B common stock outstanding. Unless otherwise indicated, the address of each named person is c/o CBS Corporation, 51 West 52nd Street, New York, New York 10019.

	Shares of CBS Common Stock Beneficially Owned
Name of Beneficial Owner	Class of Shares	Number of Shares		Percent of Class
Anthony G. Ambrosio	Class A Common	0		*
	Class B Common	552,684	(1)(2)(3)	*

David R. Andelman	Class A Common	23,662	(4)	*
	Class B Common	107,754	(1)(4)	*

Joseph A. Califano, Jr.	Class A Common	2,965	(4)	*
	Class B Common	84,809	(1)(3)(4)	*

William S. Cohen	Class A Common	27,621	(4)	*
	Class B Common	77,786	(1)(4)	*

Gary L. Countryman	Class A Common	6,388	(4)	*
	Class B Common	82,036	(1)(4)	*

Charles K. Gifford	Class A Common	0		*
	Class B Common	94,585	(1)(4)	*

Leonard Goldberg	Class A Common	0		*
	Class B Common	49,772	(1)(3)	*

Bruce S. Gordon	Class A Common	0		*
	Class B Common	88,758	(1)(4)	*

Linda M. Griego	Class A Common	0		*
	Class B Common	57,711	(1)(3)(4)	*

Joseph R. Ianniello	Class A Common	0		*
	Class B Common	528,868	(1)(2)(3)	*

Richard M. Jones	Class A Common	0		*
	Class B Common	135,251	(1)(2)	*

Arnold Kopelson	Class A Common	3,499	(4)	*
	Class B Common	79,344	(1)(4)	*

Lawrence Liding	Class A Common	0		*
	Class B Common	20,408	(1)(2)	*

	Shares of CBS Common Stock Beneficially Owned
Name of Beneficial Owner	Class of Shares	Number of Shares		Percent of Class
Leslie Moonves	Class A Common	0		*
	Class B Common	10,414,191	(1)(2)(3)	1.9%

Doug Morris	Class A Common	19,907	(4)	*
	Class B Common	60,697	(1)(4)	*

Shari Redstone	Class A Common	10,713	(4)(5)	*
	Class B Common	93,644	(1)(3)(4)(5)	*

Sumner M. Redstone	Class A Common	31,110,939	(6)	79.7%
	Class B Common	8,829,693	(6)	1.7%

Frederic V. Salerno	Class A Common	24,717	(4)	*
	Class B Common	67,218	(1)(4)	*

Gil Schwartz	Class A Common	0		*
	Class B Common	297,382	(1)(2)	*

Angeline C. Straka	Class A Common	0		*
	Class B Common	78,222	(1)(2)	*

Lawrence P. Tu	Class A Common	0		*
	Class B Common	124	(2)	*

Current directors and executive officers as a group, other than the interests of Mr. Redstone (20 persons)	Class A Common	119,472	(4)	*
	Class B Common	12,971,244	(1)(2)(3)(4)	2.4%

National Amusements/NAI EH	Class A Common	31,110,899	(7)	79.7%
846 University Avenue Norwood, MA 02062	Class B Common	8,627,200	(7)	1.6%

Mario J. Gabelli et al.(8) GAMCO Investors, Inc. One Corporate Center Rye, NY 10580-1435	Class A Common	4,411,381		11.3%

*	Represents less than 1% of the outstanding shares of the class.
(1)	Includes the following shares of CBS Class B common stock (a) which the indicated director or executive officer had the right to acquire on or within 60 days from May 26, 2014, through the exercise of stock options: Ambrosio, 385,061; Andelman, 35,651; Califano, 30,558; Cohen, 1,698; Countryman, 33,106; Gifford, 43,292; Goldberg, 1,698; Gordon, 43,292; Griego, 20,372; Ianniello, 341,560; Jones, 62,708; Kopelson, 33,106; Liding, 10,277; Moonves, 8,556,971; Shari Redstone, 35,444; Salerno, 1,698; Schwartz, 234,720; and Straka, 43,681 and (b) underlying RSUs which will vest within 60 days from May 26, 2014 held by the indicated executive officer: Ianniello, 7,635.
(2)	Includes shares held through the CBS 401(k) Plan.
(3)	Includes the following number of shares of the CBS Class B common stock (a) owned by family members but as to which, except in the case of Ms. Griego, the indicated director or executive officer disclaims beneficial ownership: Califano, 927; Griego, 6,000; Ianniello, 2,302; and Moonves, 4,615; (b) held by trusts, as to which the indicated director has shared voting and investment power: Goldberg, 5,000; Moonves, 238,163; and Shari Redstone, 1,500; (c) held by family trusts, as to which the indicated executive officer has sole voting and investment power: Ambrosio, 73,499; and Moonves: 350,006; and (d) held in family trusts, as to which the indicated executive officer’s spouse has sole voting and investment power: Ambrosio, 24,001.
(4)

Includes (a) the following CBS Class A common stock phantom units and Class B common stock phantom units credited pursuant to CBS’s deferred compensation plans for Outside Directors: Andelman, 23,662 Class A and 23,773 Class B; Califano, 2,965 Class A and 2,982 Class B; Cohen, 27,621 Class A and 27,758 Class B; Countryman, 6,388 Class A and 6,390 Class B; Kopelson, 3,499 Class A and 3,496 Class B; Morris, 19,907 Class A and 20,003 Class B; Shari Redstone, 10,713 Class A and 10,756 Class B; and

Salerno, 24,717 Class A and 24,819 Class B (including 7,918 Class A and 7,946 Class B, which amounts were deferred prior to December 31, 2005, and are held in an account in Mr. Salerno’s name at Viacom Inc.); and (b) the following shares of CBS’s Class B common stock underlying vested restricted share units (“RSUs”) for which settlement has been deferred: Andelman, 48,330; Califano, 48,330; Cohen, 48,330; Countryman, 40,694; Gifford, 45,793; Gordon, 42,989; Griego, 25,663; Kopelson, 3,736; Morris, 40,694; Shari Redstone, 28,190; and Salerno, 36,856. Pursuant to the governing plans, the phantom common stock units are payable in cash and the RSUs are payable in shares of CBS’s Class B common stock following termination of service as a director.
(5)	Ms. Redstone is a stockholder of National Amusements and has a significant indirect beneficial interest in the CBS shares owned by National Amusements/NAI EH.
(6)	Includes 31,110,899 shares of CBS’s Class A common stock and 8,627,200 shares of CBS’s Class B common stock that are owned by National Amusements and NAI EH, a wholly owned direct subsidiary of National Amusements. Mr. Redstone is the beneficial owner of the controlling interest in National Amusements and, accordingly, beneficially owns all such shares. Based on information received from National Amusements, the shares of CBS’s Class A common stock and Class B common stock owned by NAI EH are pledged to NAI EH’s lenders. National Amusements holds more than 50% of CBS’s Class A common stock directly, and these shares are not pledged.
(7)	Mr. Redstone is the beneficial owner of the controlling interest in National Amusements and, accordingly, beneficially owns all the Company’s shares held by National Amusements and NAI EH. Based on information received from National Amusements, the shares of CBS’s Class A common stock and Class B common stock owned by NAI EH are pledged to NAI EH’s lenders. National Amusements holds more than 50% of CBS’s Class A common stock directly, and these shares are not pledged.
(8)	The number of shares identified is based on a Schedule 13D dated February 25, 2011 and filed with the SEC by Gamco Investors, Inc. et al. on March 15, 2011. The Schedule 13D reported that the Gabelli entities have investment discretion and/or voting power with respect to substantially all of such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPLIT-OFF

The following is a summary of the material U.S. federal income tax consequences of the split-off, including the exchange offer, to U.S. holders (as defined below) of CBS Class B common stock that exchange shares of CBS Class B common stock for shares of Outdoor Americas common stock pursuant to the exchange offer. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to CBS stockholders in light of their particular circumstances, nor does it address the consequences to CBS stockholders subject to special treatment under the U.S. federal income tax laws (such as holders other than U.S. Holders (as defined below), insurance companies, dealers or brokers in securities or currencies, persons who hold Outdoor Americas stock on behalf of other persons as nominees, tax-exempt organizations, persons that have a functional currency other than the U.S. dollar, financial institutions, mutual funds, individual retirement and other tax-deferred accounts, pass-through entities and investors in such entities, REITs, regulated investment companies, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those CBS stockholders who do not hold their CBS Class B common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences.

HOLDERS OF CBS CLASS B COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SPLIT-OFF, INCLUDING THE EXCHANGE OFFER, TO THEM. IN ADDITION, HOLDERS OF CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX TO A CONVERSION OF THEIR SECURITIES.

For purposes of this discussion, a U.S. holder is a beneficial owner of CBS Class B common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds CBS Class B common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding CBS Class B common stock should consult their own tax advisors regarding the tax consequences of the split-off, including the exchange offer.

Split-Off (Including the Exchange Offer)

CBS has received the IRS Split-Off Ruling substantially to the effect that the split-off, including the exchange offer, together with certain related transactions, will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Code.

Assuming the split-off so qualifies, in general, for U.S. federal income tax purposes: (i) the split-off, including the exchange offer, will not result in any taxable income, gain or loss to CBS, except for taxable income or gain possibly arising as a result of certain intercompany transactions; (ii) no gain or loss will be recognized by (and no amount will be included in the income of) U.S. Holders of CBS Class B common stock upon their receipt of shares of Outdoor Americas common stock in the exchange offer; (iii) the tax basis of the Outdoor Americas common stock, including any fractional share deemed received, in the hands of a holder of CBS Class B common stock who exchanges CBS Class B common stock for Outdoor Americas common stock in the exchange offer will be, immediately after the exchange offer, the same as the tax basis of the shares of CBS Class B common stock exchanged therefor; (iv) each CBS stockholder’s holding period in the Outdoor Americas common stock received in the exchange offer will include the holding period of the CBS Class B common stock exchanged therefor; and (v) a holder of CBS Class B common stock who receives cash in lieu of a fractional shares of Outdoor Americas common stock in the exchange offer will recognize capital gain or loss measured by the difference between the tax basis of the fractional share deemed to be received, as determined above, and the amount of cash received.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, Outdoor Americas will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the IRS Split-Off Ruling is based upon representations by CBS that these conditions have been or will be satisfied, and any material inaccuracy in such representations could invalidate the rulings. In addition to obtaining the IRS Split-Off Ruling, CBS expects to obtain opinions of Wachtell, Lipton, Rosen & Katz and Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that, with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, such requirements will be satisfied. The opinions will rely on the ruling as to matters covered by the ruling. In addition, the opinions will be based on, among other things, certain assumptions and representations made by CBS and Outdoor Americas, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached in the opinions. The opinions will not be binding on the IRS or the courts.

Notwithstanding receipt by CBS of the IRS Split-Off Ruling and the opinions, the IRS could assert that the split-off, including the exchange offer, does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, CBS stockholders participating in the exchange offer and CBS could be subject to significant U.S. federal income tax liability. In general, each CBS stockholder who receives shares of Outdoor Americas common stock in the exchange offer would be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Outdoor Americas common stock received by the stockholder and its tax basis in the shares of CBS Class B common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Outdoor Americas common stock received by the stockholder. In addition, CBS would generally recognize gains with respect to the transfer of Outdoor Americas common stock in the exchange offer, the initial public offering and certain related transactions, as well as with respect to the receipt of certain Outdoor Americas debt and cash in connection with the initial public offering.

In addition, even if the split-off, including the exchange offer, was otherwise to qualify under Section 355 of the Code, it may be taxable to CBS (but not to CBS stockholders) under Section 355(e) of the Code, if the split-off were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50 percent or greater interest (by vote or value) in CBS or Outdoor Americas. For this purpose, any acquisitions of CBS stock or Outdoor Americas stock within the period beginning two years before the split-off and ending two years after the split-off are presumed to be part of such plan, although Outdoor Americas or CBS may be able to rebut that presumption.

Undersubscription of the Exchange Offer and Non-Completion of the Split-Off

If more than the minimum amount of shares of CBS Class B common stock are tendered, but not enough shares of CBS Class B common stock are tendered to allow CBS to exchange all of the shares of Outdoor Americas common stock that CBS owns, and if CBS chooses not to complete the separation by means of the split-off, it will not be able to rely on the IRS private letter ruling with respect to the qualification of the exchange offer as a tax-free distribution under Section 355 of the Code.

If the exchange offer were to not qualify for non-recognition of gain and loss under Section 355 of the Code, each CBS stockholder who receives shares of Outdoor Americas common stock in the exchange offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Outdoor Americas common stock received by the stockholder and its tax basis in the shares of CBS Class B common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Outdoor Americas common stock received by the stockholder, any such gain or loss will be subject to U.S. federal income tax and, with regard to certain U.S. stockholders, a 3.8% Medicare tax on dividends and certain other investment income.

Cash in Lieu of Fractional Shares

No fractional shares of Outdoor Americas common stock will be distributed to tendering CBS stockholders in connection with the exchange offer. All such fractional shares resulting from the exchange offer will be aggregated and sold by the exchange agent, and the proceeds, if any, less any brokerage commissions or other fees, will be distributed to tendering CBS stockholders in accordance with their fractional interest in the aggregate number of shares sold. A holder that receives cash in lieu of a fractional share of Outdoor Americas common stock as part of the exchange offer will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s tax basis in the fractional share determined as described under “—Split-Off (Including the Exchange Offer),” above. Any such capital gain or loss will be long-term capital gain or loss if a tendering CBS stockholder held such stock for more than one year at the time of the exchange offer. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to significant limitations.

Information Reporting and Backup Withholding

Payments of cash in lieu of a fractional share of Outdoor Americas common stock made in connection with the exchange offer may, under certain circumstances, be subject to “backup withholding,” unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and non-U.S. holders will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Current Treasury regulations require certain U.S. holders who are “significant distributees” and who receive Outdoor Americas common stock pursuant to the exchange offer to attach their U.S. federal income tax returns for the year in which the exchange offer occurs a statement setting forth certain information with respect to the transaction. CBS will provide holders of CBS Class B common stock with the information necessary to comply with this requirement. Holders should consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPLIT-OFF (INCLUDING THE EXCHANGE OFFER) UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO

ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURSIDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH CBS STOCKHOLDER SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPLIT-OFF (INCLUDING THE EXCHANGE OFFER) TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

DESCRIPTION OF CAPITAL STOCK OF OUTDOOR AMERICAS

The following summary of the terms of the stock of Outdoor Americas does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL, its charter and its bylaws. Copies of Outdoor Americas’ charter and bylaws are filed as exhibits to the registration statement of which this prospectus forms a part. See “Incorporation by Reference—Where You Can Find More Information about CBS and Outdoor Americas.”

General

Outdoor Americas’ charter provides that it may issue up to 450,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. Immediately before the commencement of the exchange offer, 120,000,000 shares of Outdoor Americas common stock and no shares of its preferred stock have been issued and are outstanding. Immediately before the commencement of the exchange offer, CBS owned 97,000,000 shares of Outdoor Americas common stock representing approximately 81% of Outdoor Americas’ outstanding common stock. Under Maryland law, Outdoor Americas stockholders generally are not liable for its debts or obligations solely as a result of their status as stockholders.

Shares of Common Stock

All of the shares of Outdoor Americas common stock distributed to CBS stockholders pursuant to the exchange offer are duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of Outdoor Americas’ stock and to the provisions of its charter relating to the restrictions on ownership and transfer of shares of Outdoor Americas stock, holders of Outdoor Americas common stock are entitled to receive distributions when authorized by its board of directors and declared by Outdoor Americas out of assets legally available for distribution to its stockholders and are entitled to share ratably in its assets legally available for distribution to its stockholders in the event of Outdoor Americas’ liquidation, dissolution or winding-up, after payment of or adequate provision for all of Outdoor Americas’ known debts and liabilities.

Subject to the provisions of Outdoor Americas’ charter regarding the restrictions on ownership and transfer of shares of its stock and except as is otherwise specified in the terms of any class or series of Outdoor Americas’ stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of Outdoor Americas’ stock, the holders of shares of Outdoor Americas common stock possess the exclusive voting power. Directors are elected by a plurality of all of the votes cast in the election of directors. There is no cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of Outdoor Americas common stock can elect all of the directors then standing for election, and the holders of the remaining shares may cast their votes but will be unable to influence the election of directors.

Holders of shares of Outdoor Americas common stock have no appraisal, preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any securities of Outdoor Americas. Subject to the provisions of Outdoor Americas’ charter regarding the restrictions on ownership and transfer of shares of Outdoor Americas’ stock, shares of its common stock have equal distribution, liquidation and other rights.

Power to Increase or Decrease Authorized Shares of Stock, Reclassify Unissued Shares of Stock and Issue Additional Shares of Common and Preferred Stock

Outdoor Americas’ charter authorizes its board of directors, with the approval of a majority of the entire board and without stockholder approval, to amend its charter to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock that it is authorized to issue. Outdoor Americas’ charter authorizes its board of directors to authorize the issuance from time to time of shares of its common and preferred stock.

Outdoor Americas’ charter authorizes its board of directors to classify and reclassify any unissued shares of its common or preferred stock into other classes or series of stock, including one or more classes or series of stock that may have preferences over its common stock with respect to distributions or upon liquidation, and to authorize Outdoor Americas to issue the newly classified shares. Prior to the issuance of shares of each new class or series, Outdoor Americas’ board of directors is required by Maryland law and by its charter to set, subject to the provisions of its charter regarding the restrictions on ownership and transfer of shares of its stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, although Outdoor Americas’ board of directors does not currently have any plans to do so, it could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of its common stock or otherwise be in the best interests of its stockholders. No shares of preferred stock are presently outstanding, and Outdoor Americas has no present plans to issue any shares of preferred stock.

Outdoor Americas believes that the power of its board of directors to approve amendments to its charter to increase or decrease the number of authorized shares of stock, to authorize Outdoor Americas to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize Outdoor Americas to issue such classified or reclassified shares of stock will provide Outdoor Americas with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Restrictions on Ownership and Transfer

In order for Outdoor Americas to qualify to be taxed as a REIT under the Code, shares of its stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to qualify to be taxed as a REIT has been made). Also, not more than 50% of the value of the outstanding shares of its stock (after taking into account options to acquire shares of stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify to be taxed as a REIT, Outdoor Americas must satisfy other requirements as well. See “ Material U.S. Federal Income Tax Consequences of an Investment in Outdoor Americas Common Stock—Taxation of Outdoor Americas—Requirements for Qualification—General.”

Outdoor Americas’ charter contains restrictions on the ownership and transfer of shares of its stock that are intended to assist it in complying with these requirements, among other purposes. The relevant sections of its charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of Outdoor Americas common stock (the “common stock ownership limit”) or 9.8% in value of the aggregate outstanding shares of all classes or series of Outdoor Americas’ stock (the “aggregate stock ownership limit”). Outdoor Americas refers to the common stock ownership limit and the aggregate stock ownership limit collectively as the “ownership limits.” Outdoor Americas refers to the person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of shares of its stock as described below, would beneficially own or constructively own shares of its stock in violation of such limits or restrictions and, if appropriate in the context, a person or entity that would have been the record owner of such shares of its stock as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of Outdoor Americas common stock, or less than 9.8% in value of the aggregate outstanding shares of all classes and series of its stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of its stock), could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of Outdoor Americas’ stock in excess of the ownership limits.

Outdoor Americas’ board of directors, in its sole discretion, may exempt, prospectively or retroactively, a particular stockholder from the ownership limits or establish a different limit on ownership (the “excepted holder limit”) if it obtains such representations and undertakings from such stockholders as are reasonably necessary for the board of directors to determine that:

•	no individual’s beneficial or constructive ownership of Outdoor Americas’ stock will result in its being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT; and

•	such stockholder does not and will not own, actually or constructively, an interest in a customer (i.e., a lessee of real property for purposes of the REIT requirements) of Outdoor Americas’ (or a customer of any entity owned or controlled by Outdoor Americas) that would cause Outdoor Americas to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such customer (or Outdoor Americas’ board of directors determines that revenue derived from such customer will not, individually or in the aggregate with other revenues of Outdoor Americas, affect its ability to qualify to be taxed as a REIT).

Any violation or attempted violation of any such representations or undertakings will result in such stockholder’s shares of stock being automatically transferred to a charitable trust. As a condition of granting the waiver or establishing the excepted holder limit, Outdoor Americas’ board of directors may require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to its board of directors, in its sole discretion, in order to determine or ensure its status as a REIT. Outdoor Americas’ board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an excepted holder limit. Outdoor Americas’ board of directors has granted CBS and certain of its affiliates exemptions from the ownership limits applicable to other holders of its common stock, subject to certain conditions designed to protect its status as a REIT.

In connection with granting a waiver of the ownership limits or creating an excepted holder limit or at any other time, Outdoor Americas’ board of directors may from time to time increase or decrease the common stock ownership limit, the aggregate stock ownership limit or both, for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of Outdoor Americas’ outstanding stock or it would otherwise fail to qualify to be taxed as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of Outdoor Americas common stock or its stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of its common stock or its stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of its common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit.

Outdoor Americas’ charter further prohibits:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of Outdoor Americas’ stock that would result in its being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause Outdoor Americas to fail to qualify to be taxed as a REIT;

•	any person from transferring shares of Outdoor Americas’ stock if the transfer would result in shares of its stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code); and

•	any person from beneficially or constructively owning shares of Outdoor Americas’ stock to the extent such ownership would result in its failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of Outdoor Americas’ stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of shares of its stock described above, or who would have owned shares of its stock transferred to the trust as described below, must immediately give notice to Outdoor Americas of such event or, in the case of an attempted or proposed transaction, give Outdoor Americas at least 15 days’ prior written notice and provide Outdoor Americas with such other information as Outdoor Americas may request in order to determine the effect of such transfer on its status as a REIT. The foregoing restrictions on ownership and transfer of shares of Outdoor Americas’ stock will not apply if its board of directors determines that it is no longer in Outdoor Americas’ best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance with the restrictions and limits on ownership and transfer of shares of its stock described above is no longer required.

If any transfer of shares of Outdoor Americas’ stock would result in shares of its stock being beneficially owned by fewer than 100 persons, the transfer will be null and void and the intended transferee will acquire no rights in the shares. In addition, if any purported transfer of shares of Outdoor Americas’ stock or any other event would otherwise result in any person violating the ownership limits or an excepted holder limit established by its board of directors, or in its being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT or as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code, then that number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by Outdoor Americas, and the intended transferee or other prohibited owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable ownership limits or Outdoor Americas’ being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or its otherwise failing to qualify to be taxed as a REIT or as a “domestically controlled qualified investment entity,” then Outdoor Americas’ charter provides that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.

Shares of Outdoor Americas’ stock held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares of Outdoor Americas’ stock held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares of stock of Outdoor Americas held in the trust. The trustee of the trust will exercise all voting rights and receive all distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any distribution made before Outdoor Americas discovers that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by Outdoor Americas. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority (at the trustee’s sole discretion) to rescind as void any vote cast by a prohibited owner before Outdoor Americas’ discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if Outdoor Americas has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Shares of Outdoor Americas’ stock transferred to the trustee are deemed offered for sale to Outdoor Americas, or its designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date Outdoor Americas, or its designee, accepts such offer. Outdoor Americas may reduce the amount payable to the prohibited owner by the amount of any distributions that it made to the prohibited owner before it discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and Outdoor Americas may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. Outdoor Americas has the right to accept such offer until the trustee has sold the shares of its stock held in the trust as discussed below. Upon a sale to Outdoor Americas, the interest of the charitable beneficiary in the shares sold terminates, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.

If Outdoor Americas does not buy the shares, the trustee must, within 20 days of receiving notice from Outdoor Americas of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of shares of Outdoor Americas’ stock. After the sale of the shares, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust) and (ii) the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any distribution that Outdoor Americas paid to the prohibited owner before it discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to the discovery by Outdoor Americas that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand.

In addition, if Outdoor Americas’ board of directors at any time determines that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of shares of its stock described above or that a person intends to acquire shares that would cause such person to violate the restrictions on ownership and transfer of shares described above, Outdoor Americas’ board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing Outdoor Americas to redeem shares of its stock, refusing to give effect to the transfer on its books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of Outdoor Americas’ stock, within 30 days after the end of each taxable year, must give Outdoor Americas written notice stating the stockholder’s name and address, the number of shares of each class and series of its stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to Outdoor Americas such additional information as it may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on Outdoor Americas’ status as a REIT and to ensure compliance with the ownership limits. In addition, any person or entity that is a beneficial owner or constructive owner of shares of Outdoor Americas’ stock and any person or entity (including the stockholder of record) who is holding shares of its stock for a beneficial owner or constructive owner must, on request, provide to Outdoor Americas such information as it may request in order to determine its status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits. These restrictions on ownership and transfer of shares of Outdoor Americas’ stock took effect upon completion of Outdoor Americas’ initial public offering and will not apply if its board of directors determines that it is no longer in Outdoor Americas’ best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance is no longer required.

The restrictions on ownership and transfer of shares of Outdoor Americas’ stock described above could delay, defer or prevent a transaction or a change in control, including one that might involve a premium price for its common stock or otherwise be in the best interests of its stockholders.

Outdoor Americas’ Board of Directors

Outdoor Americas’ board of directors currently consists of seven directors. In accordance with the terms of Outdoor Americas’ charter, its board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Outdoor Americas’ charter provides that the number of directors on its board of directors is fixed exclusively by its board of directors pursuant to its bylaws, but may not be fewer than the minimum required by the MGCL, which is one. Outdoor Americas’ bylaws provides that its board of directors consists of not less than one and not more than 15 directors.

Election of Directors; Removals; Vacancies

Outdoor Americas’ bylaws provide that directors are elected by a plurality of all of the votes cast in the election of directors.

Outdoor Americas’ charter provides that, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, at or after the time when CBS and its affiliates together no longer beneficially own a majority or more of shares of Outdoor Americas’ outstanding stock entitled to vote generally in the election of directors (the “trigger date”), Outdoor Americas’ directors may be removed at any time, but only for cause, as defined in its charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Prior to the trigger date, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, Outdoor Americas’ directors may be removed at any time with or without cause by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors.

Outdoor Americas’ charter provides that vacancies on its board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, subject to the rights, if any, of holders of any class or series of preferred stock to fill vacancies; provided that until such time as Outdoor Americas is able to make a Subtitle 8 election, stockholders may fill a vacancy on Outdoor Americas’ board of directors that is caused by the removal of a director. See “—Subtitle 8.” Any director elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Meetings of Stockholders

Outdoor Americas’ bylaws provide that a meeting of its stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by its board of directors. Outdoor Americas’ chairman, its chief executive officer, its president or its board of directors may call a special meeting of its stockholders. Subject to the provisions of Outdoor Americas’ bylaws, a special meeting of its stockholders to act on any matter that may properly be brought before a meeting of its stockholders must also be called by its secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by its bylaws. Outdoor Americas’ secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including Outdoor Americas’ proxy materials), and the requesting stockholder must pay such estimated cost before its secretary is required to prepare and deliver the notice of the special meeting.

Stockholder Actions by Written Consent

Under the MGCL, stockholder action may be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting unless the charter provides for a lesser percentage. Outdoor Americas’ charter permits stockholder action by consent in lieu of a meeting to the extent permitted by its bylaws. Outdoor Americas’ bylaws provide that, at any time prior to the trigger date, stockholder action may be taken without a meeting if a consent, setting forth the action so taken, is given by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders. Prior to the trigger date, CBS’s consent will be required for any amendment to this provision of Outdoor Americas’ bylaws.

Advance Notice of Director Nominations and New Business

Outdoor Americas’ bylaws provide that, with respect to an annual meeting of its stockholders, nominations of individuals for election to Outdoor Americas’ board of directors and the proposal of other business to be considered by its stockholders may be made only (i) pursuant to Outdoor Americas’ notice of the meeting, (ii) by or at the direction of Outdoor Americas’ board of directors or (iii) by any stockholder who was a stockholder of record both at the time of giving the notice required by Outdoor Americas’ bylaws and at the time of the meeting, who is entitled to vote at the meeting on such business or in the election of such nominee and who has provided notice to Outdoor Americas within the time period and containing the information and other materials specified in the advance notice provisions of its bylaws.

With respect to special meetings of stockholders, only the business specified in Outdoor Americas’ notice of meeting may be brought before the meeting. Nominations of individuals for election to Outdoor Americas’ board of directors may be made only (i) by or at the direction of Outdoor Americas’ board of directors or (ii) if the meeting has been called for the purpose of electing directors, by any stockholder who was a stockholder of record both at the time of giving the notice required by Outdoor Americas’ bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each such nominee and who has provided notice to Outdoor Americas within the time period and containing the information and other materials specified in the advance notice provisions of its bylaws.

The advance notice procedures of Outdoor Americas’ bylaws provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to Outdoor Americas’ corporate secretary at Outdoor Americas’ principal executive office not earlier than the 120th day nor later than 5:00 p.m., Eastern Time, on the 90th day prior to the first anniversary of the immediately preceding annual meeting. In connection with Outdoor Americas’ first annual meeting or in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 120th day prior to the date of such annual meeting nor later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Outdoor Americas’ bylaws provide that as long as CBS beneficially owns 30% or more of the combined voting power of Outdoor Americas’ outstanding stock, CBS is exempt from the foregoing advance notice provisions.

Amendment of Charter and Bylaws

Under the MGCL, a Maryland corporation generally may not amend its charter unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Outdoor Americas’ charter provides that Outdoor Americas generally may amend its charter if such action is declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, except for amendments to certain provisions of its charter related to the removal of directors.

Subject to a consent right of CBS with respect to bylaw provisions regarding stockholder actions by written consent and with respect to CBS’s exemption from Outdoor Americas’ advance notice provisions, Outdoor Americas’ bylaws provide that its board of directors has the exclusive power to adopt, alter or repeal any provision of its bylaws and to make new bylaws.

Transactions Outside the Ordinary Course of Business

Under the MGCL, a Maryland corporation generally may not dissolve, merge or consolidate with, or convert into, another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Outdoor Americas’ charter provides that Outdoor Americas generally may not dissolve, merge or consolidate with, or convert into, another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange and, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time the interested stockholder becomes an interested stockholder. The Outdoor Americas board of directors has by resolution exempted from the provisions of the Maryland business combination act all business combinations (i) between CBS or its affiliates and Outdoor Americas and (ii) between Outdoor Americas and any other person, provided that such business combination is first approved by Outdoor Americas’ board of directors (including a majority of Outdoor Americas’ directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between Outdoor Americas and CBS or its affiliates or to a business combination between Outdoor Americas and any other person if its board of directors has first approved the combination. As a result, any person described in the preceding sentence may be able to enter into business combinations with Outdoor Americas that may not be in the best interests of its stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. Outdoor Americas cannot assure you that its board of directors will not amend or repeal this resolution in the future.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise voting power in the election of directors within one of three increasing ranges) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of issued and outstanding “control shares,” subject to certain exceptions) have no voting rights with respect to such shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. The control share statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the Maryland corporation. Shares owned by the acquirer, officers of the corporation or employees of the corporation who are directors of the corporation are excluded from shares entitled to vote on the matter.

Outdoor Americas’ bylaws contain a provision opting out of the control share acquisition statute. This provision may be amended or eliminated at any time in the future by Outdoor Americas’ board of directors.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL that provide for:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

•	a requirement that a vacancy on the board be filled only by a vote of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Outdoor Americas’ charter provides that, effective at such time as Outdoor Americas is able to make a Subtitle 8 election, vacancies on its board may be filled only by the remaining directors and that directors elected by the board to fill vacancies will serve for the remainder of the full term of the class of directors in which the vacancy occurred. Through provisions in Outdoor Americas’ charter and bylaws unrelated to Subtitle 8, Outdoor Americas (i) has a classified board, (ii) requires, on or after the trigger date, the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter for the removal of any director from the board, which removal will be allowed only for cause, (iii) vests in the board the exclusive power to fix the number of directorships and (iv) requires, unless called by Outdoor Americas’ chairman, its chief executive officer, its president or its board of directors, the written request of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast at such a meeting to call a special meeting.

Forum Selection Clause

Outdoor Americas’ bylaws provide that, unless Outdoor Americas consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on Outdoor

Americas’ behalf, (b) any action asserting a claim of breach of any duty owed by Outdoor Americas or by any of its directors or officers or other employees to Outdoor Americas or to its stockholders, (c) any action asserting a claim against Outdoor Americas or any of its directors or officers or other employees arising pursuant to any provision of the MGCL or its charter or bylaws or (d) any action asserting a claim against Outdoor Americas or any of its directors or officers or other employees that is governed by the internal affairs doctrine shall be, in each case, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.

REIT Qualification

Outdoor Americas’ charter provides that its board of directors may authorize Outdoor Americas to revoke or otherwise terminate its REIT election, once made, without approval of its stockholders, if it determines that it is no longer in Outdoor Americas’ best interests to continue to qualify to be taxed as a REIT.

Effects of Certain Provisions of Maryland Law and of Outdoor Americas’ Charter and Bylaws

The MGCL contains, and Outdoor Americas’ charter and bylaws contain, provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of its common stock or otherwise be in the best interests of Outdoor Americas’ stockholders, including supermajority vote requirements, a classified board, cause requirements for removal of directors, as applicable, and advance notice requirements for director nominations and other stockholder proposals. Likewise, if the provision in Outdoor Americas’ bylaws opting out of the control share acquisition provisions of the MGCL or the resolution exempting certain business combinations from the business combination provisions of the MGCL were repealed or rescinded, these provisions of the MGCL could have similar antitakeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Outdoor Americas’ charter contains a provision that eliminates the liability of its directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires Outdoor Americas (unless its charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits Outdoor Americas to indemnify any present or former director or officer, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any proceeding to which he or she may be made or threatened to be made a party by reason of his or her service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, Outdoor Americas may not indemnify a director or officer in a suit by Outdoor Americas or in its right in which the director or officer was adjudged liable to Outdoor Americas or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that a personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by Outdoor Americas or in its right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits Outdoor Americas to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification by Outdoor Americas; and

•	a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by Outdoor Americas if it is ultimately determined that the director or officer did not meet the standard of conduct.

Outdoor Americas’ charter authorizes it, and its bylaws obligate it, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; and

•	any individual who, while a director or officer of Outdoor Americas and at its request, serves or has served as a director, officer, trustee or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Outdoor Americas’ charter and bylaws also permit Outdoor Americas to indemnify and advance expenses to any person who served a predecessor of Outdoor Americas in any of the capacities described above and to any employee of Outdoor Americas or a predecessor of Outdoor Americas.

The indemnification and payment or reimbursement of expenses provided by the indemnification provisions of Outdoor Americas’ charter and bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any statute, bylaw, resolution, insurance, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, Outdoor Americas has entered into separate indemnification agreements with each of its directors in the form filed as Exhibit 10.5 to the registration statement of which this prospectus forms a part. Each indemnification agreement provides, among other things, for indemnification as provided in the agreement and otherwise to the fullest extent permitted by law and Outdoor Americas’ charter and bylaws against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees. The indemnification agreements provide for the advancement or payment of expenses to the indemnitee and for reimbursement to Outdoor Americas if it is found that such indemnitee is not entitled to such advancement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Outdoor Americas pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for Outdoor Americas common stock is Wells Fargo Bank, National Association.

COMPARISON OF STOCKHOLDER RIGHTS

Upon completion of the exchange offer, CBS stockholders who exchange their shares of CBS Class B common stock for shares of Outdoor Americas common stock will become stockholders of Outdoor Americas. The rights of Outdoor Americas stockholders are governed by and subject to the provisions of Maryland law, and the charter and bylaws of Outdoor Americas, rather than the provisions of Delaware law and the certificate of incorporation and bylaws of CBS.

The following is a summary of certain important differences between the rights of holders of Outdoor Americas common stock and the rights of holders of CBS’s common stock, but does not purport to be a complete description of those differences. In addition, this summary assumes, unless the context otherwise requires or unless expressly indicated, that the exchange offer is fully subscribed and that all shares of Outdoor Americas common stock held by CBS are distributed through the exchange offer.

This summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to CBS’s and Outdoor Americas’ constitutive documents, which you should read. Copies of these documents have been filed with the SEC. To find out where you can get copies of these documents, see “Incorporation by Reference.”

Authorized Capital Structure and Liquidation Rights of Outdoor Americas and CBS

The following table is presented as of May 26, 2014:

Class of Security	Authorized Shares	Issued and Outstanding Shares	Liquidation Preference
Outdoor Americas:
Outdoor Americas common stock, par value $0.01 per share	450,000,000	120,000,000	None
Outdoor Americas preferred stock, par value $0.01 per share	50,000,000	0	Not applicable

CBS:
CBS Class A common stock, par value $0.001 per share	375,000,000	39,050,902	None
CBS Class B common stock, par value $0.001 per share	5,000,000,000	531,584,501	None
CBS preferred stock, par value $0.001 per share	25,000,000	0	Not applicable

Stockholders’ Rights

	Outdoor Americas	CBS
Dividend Policy

Outdoor Americas has no legal or contractual obligation to pay dividends. However, federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income.

Outdoor Americas’ board of directors may generally authorize dividends and other distributions if, after the distribution (a) the corporation will be able to pay its debts as they become due in the usual course and (b) its assets are greater than its liabilities.

CBS has no legal or contractual obligation to pay dividends. CBS’s board of directors may declare dividends out of the corporation’s capital surplus.

Voting, Generally

Outdoor Americas common stock:

•       one vote per share.

•       directors are elected by a plurality of all votes cast in the election of directors. There is no cumulative voting in the election of directors.

•       a majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present is sufficient to approve any other matter which may properly come before a meeting, unless more than a majority of votes cast is required by statute or the charter of Outdoor Americas.

•       a charter amendment, merger, consolidation, conversion, sale of all or substantially all assets, a statutory share exchange or a dissolution generally requires approval by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast in the matter.

CBS Class A common stock: • one vote per share. • majority vote for the election of directors and most other matters. CBS Class B common stock: • no voting rights, except as required by Delaware law.

	Outdoor Americas	CBS

Stockholder Action by Written Consent

Under § 2-205 the MGCL, stockholder action may be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting unless the charter provides for a lesser percentage.

Outdoor Americas’ bylaws provide that after the date and time at or after which CBS and its affiliates together no longer beneficially own a majority of Outdoor Americas’ outstanding shares of stock entitled to vote generally in the election of directors, any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of the proceedings of the stockholders.

CBS’s amended and restated bylaws provide that any action required to be taken at any annual or special meeting of the CBS stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by stockholders representing not less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered and dated as required by law.

Number of Directors and Size of Board	Outdoor Americas’ charter provides that the number of directors on the board of directors will be fixed exclusively by the board of directors pursuant to Outdoor Americas’ bylaws, but may not be fewer than the minimum required by Maryland law, which is one. Outdoor Americas’ bylaws provide that the board of directors will consist of not less than one and not more than 15 directors. Outdoor Americas’ board of directors has currently set the number of directors at 7.	CBS’s amended and restated certificate of incorporation provides that the number of directors shall be fixed from time to time by resolution of the board of directors but shall not be less than three nor more than 20. CBS’s board of directors has currently set the number of directors at 14.

Term of Directors	In accordance with the terms of Outdoor Americas’ charter, its board of directors is divided into three classes, Class I, Class II and Class III, of nearly equal number as possible, with each class serving staggered three-year terms.	In accordance with the terms of CBS’s amended and restated certificate of incorporation, directors are elected to hold office until the next annual meeting or until their successors are elected and qualify.

Removal of Directors	Outdoor Americas’ charter provides that, after the date and time at or after which CBS and its affiliates together no longer beneficially own a majority of Outdoor Americas’ outstanding shares of stock entitled to vote generally in the election of directors, and subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more	CBS’s amended and restated bylaws provide that directors may be removed from office at any time prior to the expiration of his or her term of office, with or without cause, only by the affirmative vote of the holders of record of outstanding shares representing at least a majority of all the aggregate voting power of outstanding shares of CBS capital stock voting together

	Outdoor Americas	CBS

	directors, Outdoor Americas’ directors may be removed only for “cause,” as such term is defined in the charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.	as a single class at a special meeting of stockholders called expressly for that purpose; provided that, any director may be removed from office by the affirmative vote of a majority of the board of directors, at any time prior to the expiration of his or her term of office, as provided by law, in the event a director is in breach of any agreement between such director and CBS relating to such director’s service as a director or employee of CBS.

Vacancies

Subtitle 8 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject to a provision of the MGCL that provides that a vacancy on the board may be filled only by a vote of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred.

Outdoor Americas’ charter provides that vacancies on the board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, subject to the rights, if any, of holders of any class or series of preferred stock to fill vacancies; provided that until Outdoor Americas is able to make a Subtitle 8 election, stockholders may fill a vacancy on the board of directors that is caused by the removal of a director. Any director elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor is duly elected and qualifies.

CBS’s amended and restated bylaws provide that vacancies in the board of directors for any reason, including by reason of an increase in the authorized number of directors, shall be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual meeting of CBS stockholders or until their successors are duly elected and qualify. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

Advance Notice Procedures for a Stockholder Proposal

Outdoor Americas’ bylaws provide that, in general, a stockholder wishing to nominate a director or raise another proposal must notify Outdoor Americas in writing no less than 90 nor more than 120 days prior to the date of the first anniversary of the previous year’s annual meeting of stockholders.

This notice must contain specific information concerning the person being nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal, among other things.

CBS’s amended and restated bylaws provide that, in general, a stockholder wishing to nominate a director or raise another proposal at an annual meeting must notify CBS in writing no less than 90 nor more than 120 days prior to the date of the first anniversary of the previous year’s annual meeting of stockholders.

This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal.

	Outdoor Americas	CBS

Calling Special Meeting of Stockholders	Outdoor Americas’ bylaws provide that special meetings of Outdoor Americas’ stockholders may only be called by the chairman of the board of directors, the chief executive officer, the president or the board of directors. Subject to Outdoor Americas’ bylaws, a special meeting must also be called by Outdoor Americas’ secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting.	CBS’s amended and restated bylaws provide that special meetings of CBS’s stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the amended and restated certificate of incorporation, may be called by the affirmative vote of a majority of the board of directors, the chairman of the board, the chief executive officer or the vice chair of the board and shall be called by the chairman of the board, the chief executive officer, the vice chair of the board or secretary at the request in writing of the holders of record of at least 50.1% of the aggregate voting power of all outstanding shares of CBS capital stock entitled to vote generally in the election of directors, acting together as a single class.

Amendment

Under § 2-604 of the MGCL, a Maryland corporation generally may not amend its charter unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter.

Outdoor Americas’ charter provides that it may be amended if such action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, except for amendments to certain provisions of the charter related to the removal of directors. Outdoor Americas’ charter also permits the board of directors of Outdoor Americas, with the approval of a majority of the entire board and without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series that Outdoor Americas is authorized to issue.

Under § 242 of the Delaware General Corporation Law (“DGCL”), a corporation’s certificate of incorporation may be amended only if the proposed amendment is approved by the board of directors and, unless the amendment adversely affects a class of non-voting shares, the holders of a majority of the outstanding stock entitled to vote.

Amendments to provisions of CBS’s amended and restated certificate of incorporation generally require a resolution of the board of directors and the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock entitled to vote.

	Outdoor Americas’ bylaws generally provide that the board of directors has the exclusive power to adopt, alter or repeal	CBS’s board of directors may adopt, amend, alter, change or repeal CBS’s bylaws, provided that any bylaws adopted,

	Outdoor Americas	CBS

	any provision of Outdoor Americas’ bylaws and to make new bylaws.	amended, altered, changed or repealed by the board of directors or by CBS’s stockholders may be amended, altered, changed or repealed by the stockholders. The affirmative vote of not less than a majority of the aggregate voting power of all outstanding shares of capital stock of CBS, voting together as a single class, is required for stockholders to amend, alter, change, repeal or adopt any bylaws.

Business Combinations with Interested Parties

The Maryland Business Combination Act prohibits business combinations between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock) or an affiliate of such an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

As permitted by the statute, Outdoor Americas has, by resolution of its board of

§ 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” (as defined under Delaware law) with a person owning 15% or more of the corporation’s voting stock for three years following the time that a person becomes a 15% stockholder, with certain exceptions.

CBS has not opted out of § 203 of the DGCL and is therefore governed by the default terms of this provision.

	Outdoor Americas	CBS

directors, opted out of the Maryland business combination statute, provided that any business combination between Outdoor Americas and any person other than CBS or its affiliates is first approved by Outdoor Americas board of directors (including a majority of Outdoor Americas’ directors who are not affiliates or associates of such person).

Restrictions on Ownership and Transfer	To assist Outdoor Americas in qualifying and maintaining its status as a REIT, among other purposes, its charter contains certain restrictions relating to the ownership and transfer of shares of Outdoor Americas common stock, including a provision restricting stockholders from owning more than 9.8% in value or number of shares, whichever is more restrictive, of outstanding shares of Outdoor Americas common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of Outdoor Americas stock without the prior consent of the board of directors of Outdoor Americas.	CBS may prohibit the ownership or the proposed ownership of, or redeem, shares of its capital stock in order to ensure compliance with, or prevent the applicability of limitations imposed by, the requirements of applicable federal communications laws.

The discussion in the table assumes full subscription of the exchange offer. In the event the exchange offer is not fully subscribed, the rights of holders of Outdoor Americas common stock will vary from the rights represented above as follows: (i) until the first date on which CBS and its affiliates no longer beneficially own a majority or more of shares of Outdoor Americas outstanding stock entitled to vote generally in the election of directors, directors may be removed with or without cause by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election; (ii) until CBS and its affiliates no longer beneficially own a majority or more of shares of Outdoor Americas outstanding stock entitled to vote generally in the election of directors, stockholder action may be taken without a meeting if a consent, setting forth the action so taken, is given by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders, and CBS’s consent will be required for any amendment to this provision of Outdoor Americas’ bylaws; (iii) as long as CBS beneficially owns 30% or more of the combined voting power of its outstanding stock, CBS is exempt from the previously described advance notice provisions and CBS’s consent will be required for any amendment to this provision of Outdoor Americas’ bylaws.

SHARES ELIGIBLE FOR FUTURE SALE

Shares of Outdoor Americas common stock distributed to CBS stockholders pursuant to the exchange offer will be freely transferable, except for shares of Outdoor Americas common stock received by persons who may be deemed to be “affiliates” of Outdoor Americas under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Outdoor Americas. The directors and executive officers of Outdoor Americas, as well as any significant stockholders of Outdoor Americas, will be affiliates. Affiliates of Outdoor Americas may sell their shares of Outdoor Americas common stock only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act.

Lock-Up Agreements

In addition to the limits placed on the sale of shares of Outdoor Americas common stock by the provisions of the Securities Act, for a period of 180 days after the date of Outdoor Americas’ initial public offering prospectus (the “lock-up period”) (i) Outdoor Americas’ officers and directors have agreed that they will not, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, subject to certain limited exceptions, offer, pledge, sell, contract to sell or otherwise transfer or dispose of, directly or indirectly, any shares of Outdoor Americas common stock or securities convertible into or exercisable or exchangeable for shares of Outdoor Americas common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of Outdoor Americas common stock or securities convertible into or exchangeable or exercisable for any shares of Outdoor Americas common stock, or make a demand for or exercise any right with respect to the registration of any shares of Outdoor Americas common stock or securities convertible into or exchangeable or exercisable for any shares of Outdoor Americas common stock, (ii) CBS has agreed that it will not, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, subject to certain limited exceptions, offer, pledge, sell, contract to sell or otherwise transfer or dispose of, directly or indirectly, any shares of Outdoor Americas common stock or securities convertible into or exercisable or exchangeable for shares of Outdoor Americas common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition (in each case that is inconsistent with CBS’s or Outdoor Americas’ prior public disclosure with regards thereto), enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of Outdoor Americas common stock or securities convertible into or exchangeable or exercisable for any shares of Outdoor Americas common stock, or make a demand for or exercise any right with respect to the registration of any shares of Outdoor Americas common stock or securities convertible into or exchangeable or exercisable for any shares of Outdoor Americas common stock, and (iii) Outdoor Americas has agreed that it will not, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, subject to certain limited exceptions, offer, pledge, sell, contract to sell or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of Outdoor Americas common stock or securities convertible into or exercisable or exchangeable for shares of Outdoor Americas common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing (in each case that is inconsistent with CBS’s or Outdoor Americas’ prior public disclosure with regards thereto), or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of Outdoor Americas common stock or securities convertible into or exchangeable or exercisable for any shares of Outdoor Americas common stock.

Notwithstanding the foregoing, if (1) during the last 17 days of the lock-up period, Outdoor Americas issues an earnings release or material news or a material event relating to Outdoor Americas occurs; or (2) prior to the expiration of the lock-up period, Outdoor Americas announces that they will release earning results during the 15-day period following the last day of the lock-up period, the restrictions imposed by the lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In connection with the exchange offer, on June 11, 2014, CBS and Outdoor Americas obtained a waiver of the lock-up, permitting CBS and Outdoor Americas to take any actions contemplated by the exchange offer and any subsequent distribution.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN OUTDOOR AMERICAS COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of an investment in Outdoor Americas common stock. For purposes of this section, references to “customers” are to persons who are treated as lessees of real property for purposes of the REIT requirements. This summary is based upon the Code, the regulations promulgated by the Treasury, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that Outdoor Americas and its subsidiaries and affiliated entities will operate in accordance with its and their applicable organizational documents. This summary is for general information only and is not tax advice. It does not discuss any state, local or non-U.S. tax consequences or any U.S. federal tax consequences other than those pertaining to the income tax, in each case, relevant to Outdoor Americas or an investment in Outdoor Americas common stock, and it does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules (such as holders other than U.S. Holders (as defined below) (except to the extent discussed below), insurance companies, dealers or brokers in securities or currencies, persons who hold Outdoor Americas stock on behalf of other persons as nominees, tax-exempt organizations (except to the extent discussed below), persons that have a functional currency other than the U.S. dollar, financial institutions, mutual funds, individual retirement and other tax-deferred accounts, pass-through entities and investors in such entities, REITs, regulated investment companies, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation).

This summary assumes that investors will hold their common stock as a capital asset, which generally means property held for investment.

The U.S. federal income tax treatment of holders of Outdoor Americas common stock depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding Outdoor Americas common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of Outdoor Americas common stock.

Taxation of Outdoor Americas

Outdoor Americas is, and, until CBS ceases to own at least 80% of outstanding Outdoor Americas common stock, will remain, a member of CBS’s consolidated tax group for U.S. federal income tax purposes and will be taxable as a regular domestic C corporation for U.S. federal income tax purposes (i.e., Outdoor Americas will be subject to taxation at regular corporate rates, including any applicable alternative minimum tax), and dividends paid to Outdoor Americas stockholders will not be deductible by Outdoor Americas in computing its taxable income. Pursuant to the tax matters agreement that Outdoor Americas has entered into with CBS, Outdoor Americas is liable to pay CBS in respect of any taxes imposed on or with respect to Outdoor Americas while it is a member of the CBS consolidated tax group. Outdoor Americas could be liable to CBS for consolidated group losses used by Outdoor Americas even if Outdoor Americas does not owe any amount to a governmental authority.

Following the separation, Outdoor Americas intends to elect and qualify to be taxed as a REIT, and Outdoor Americas, together with one or more of its subsidiaries, will jointly elect to treat such subsidiaries as TRSs.

Assuming the completion of the exchange offer and that it is fully subscribed, Outdoor Americas expects to make the REIT election (and the TRS election) for its taxable year beginning the day after the effective date of the separation and ending December 31, 2014. However, there can be no assurance that the separation will be consummated within such time frame. If the exchange offer is not fully subscribed, Outdoor Americas may cease to be a member of the CBS consolidated tax group prior to the effective date of the separation. In such circumstance, Outdoor Americas may make its REIT election effective as of the day after it ceases to be a member of the CBS consolidated tax group. However, there can be no assurance that Outdoor Americas would satisfy the requirements for taxation as a REIT prior to the consummation of the separation, particularly with respect to its receipt of rent payable by CBS or its affiliates during such time. Thus, if the consummation of the separation is delayed beyond the end of the taxable year in which Outdoor Americas ceases to be a member of the CBS consolidated tax group, Outdoor Americas may not make an election to be taxed as a REIT for such taxable year and may remain a taxable C corporation until such taxable year as the separation is consummated.

The determination of whether and when to proceed with the separation is entirely within the discretion of CBS. There can be no assurance that the separation will occur and thus there can be no assurance that Outdoor Americas will make an election and qualify to be taxed as a REIT.

The law firm of Skadden, Arps, Slate, Meagher & Flom LLP has acted as REIT Tax Counsel in connection with Outdoor Americas’ intended election to be taxed as a REIT. Outdoor Americas intends to operate in a manner that will allow it to qualify to be taxed as a REIT for U.S. federal income tax purposes, and Outdoor Americas has received an opinion of REIT Tax Counsel with respect to Outdoor Americas’ qualification to be taxed as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of REIT Tax Counsel represents only the view of REIT Tax Counsel, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by CBS and Outdoor Americas, including representations relating to the values of Outdoor Americas’ assets and the sources of its income. The opinion is expressed as of the date issued. REIT Tax Counsel has no obligation to advise CBS, Outdoor Americas or the holders of Outdoor Americas common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of REIT Tax Counsel and Outdoor Americas’ qualification to be taxed as a REIT will depend on Outdoor Americas’ satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by REIT Tax Counsel. Outdoor Americas’ ability to satisfy the asset tests depends upon its analysis of the characterization and fair market values of its assets, some of which are not susceptible to a precise determination, and for which Outdoor Americas will not obtain independent appraisals.

CBS has received a private letter ruling from the IRS with respect to certain issues relevant to Outdoor Americas’ qualification to be taxed as a REIT. In general, the ruling provides, subject to the terms and conditions contained therein, that Outdoor Americas’ lease revenues from certain advertising structures and sites and certain services that Outdoor Americas, an independent contractor or a TRS may provide, directly or through subsidiaries, to its customers, will enable it to qualify to be taxed as a REIT. Although Outdoor Americas may generally rely upon the ruling, no assurance can be given that the IRS will not challenge its qualification to be taxed as a REIT on the basis of other issues or facts outside the scope of the ruling.

Taxation of REITs in General

As indicated above, Outdoor Americas’ qualification and taxation as a REIT depend upon its ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While Outdoor Americas intends to operate so that it qualifies to be taxed as a REIT, no assurance can be given that the IRS will not challenge its qualification or that it will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that Outdoor Americas qualifies to be taxed as a REIT, generally it will be entitled to a deduction for dividends that it pays and therefore will not be subject to U.S. federal corporate income tax on its net taxable income that is currently distributed to its stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that Outdoor Americas generates is taxed only at the stockholder level upon a distribution of dividends to its stockholders.

Beginning in 2013, most U.S. stockholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 20% (the same as long-term capital gains). With limited exceptions, however, dividends from Outdoor Americas or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. Commencing in 2013, the highest marginal noncorporate U.S. federal income tax rate applicable to ordinary income is 39.6%. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to Outdoor Americas stockholders, subject to special rules for certain items such as the capital gains that Outdoor Americas recognizes. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If Outdoor Americas qualifies to be taxed as a REIT, it will nonetheless be subject to U.S. federal tax in the following circumstances:

•	Outdoor Americas will be taxed at regular corporate income tax rates on any undistributed net REIT taxable income, including undistributed net capital gains.

•	Outdoor Americas may be subject to the “alternative minimum tax” on its items of tax preference, including any deductions of net operating losses.

•	If Outdoor Americas has net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property.”

•	If Outdoor Americas elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” it may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If Outdoor Americas fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintains its qualification to be taxed as a REIT because it satisfies other requirements, it will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with its gross income.

•	If Outdoor Americas violates the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintains its qualification to be taxed as a REIT because there is reasonable cause for the failure and other applicable requirements are met, it may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If Outdoor Americas fails to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, it will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that it actually distributed and (b) the amounts it retained and upon which it paid income tax at the corporate level.

•	Outdoor Americas may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet recordkeeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between Outdoor Americas and a TRS that do not reflect arm’s-length terms.

•	If Outdoor Americas acquires appreciated assets, in addition to the appreciated assets acquired from CBS, from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in Outdoor Americas’ hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, Outdoor Americas may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if it subsequently recognizes gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	The earnings of Outdoor Americas’ TRSs will generally be subject to U.S. federal corporate income tax.

In addition, Outdoor Americas and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on its assets and operations. Outdoor Americas could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities);

(7)	that meets other tests described below, including with respect to the nature of its income and assets; and

(8)	that makes an election to be subject to tax as a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT. Outdoor Americas’ charter provides restrictions regarding the ownership and transfers of shares of Outdoor Americas stock, which are intended to assist Outdoor Americas in satisfying the stock ownership requirements described in conditions (5) and (6) above, among other purposes. These restrictions, however, may not ensure that Outdoor Americas will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If Outdoor Americas fails to satisfy these share ownership requirements, except as provided in the next sentence, its status as a REIT will terminate. If, however, Outdoor Americas complies with the rules contained in applicable Treasury regulations that require it to ascertain the actual ownership of its shares and it does not know, or would not have known through the exercise of reasonable diligence, that it failed to meet the requirement described in condition (6) above, Outdoor Americas will be treated as having met this requirement.

To monitor compliance with the stock ownership requirements, Outdoor Americas generally is required to maintain records regarding the actual ownership of its stock. To do so, Outdoor Americas must demand written statements each year from the record holders of significant percentages of its stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include Outdoor Americas’ dividends in their gross income). Outdoor Americas must maintain a list of those persons failing or refusing to comply with this demand as part of its records. Outdoor Americas could be subject to monetary penalties if it fails to comply with these recordkeeping requirements. If such record holder fails or refuses to comply with the demands, such record holder will be required by Treasury regulations to submit a statement with such record holder’s tax return disclosing such record holder’s actual ownership of Outdoor Americas stock and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. Outdoor Americas intends to adopt December 31 as its year-end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests. If Outdoor Americas is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that it is deemed to own its proportionate share of the partnership’s assets, and to earn its proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Outdoor Americas’ proportionate share of a partnership’s assets and income is based on its capital interest in the partnership (except that for purposes of the 10% value test, described below, its proportionate share of the partnership’s assets is based on its proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in Outdoor Americas’ hands. Thus, Outdoor Americas’ proportionate share of the assets and items of income of any of its subsidiary partnerships will be treated as its assets and items of income for purposes of applying the REIT requirements.

If Outdoor Americas becomes a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize its status as a REIT or require it to pay tax, it may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause Outdoor Americas to fail a gross income or asset test, and that Outdoor Americas would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, Outdoor Americas could fail to qualify to be taxed as a REIT unless it were entitled to relief, as described below under “—Income Tests—Failure to Satisfy the Gross Income Tests” and “—Asset Tests.”

Disregarded Subsidiaries. If Outdoor Americas owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as Outdoor Americas’ assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by Outdoor Americas, including single-member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which Outdoor Americas holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of Outdoor Americas ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than Outdoor Americas or another disregarded subsidiary of Outdoor Americas —the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect Outdoor Americas’ ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries. In general, Outdoor Americas may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. Outdoor Americas generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless Outdoor Americas and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flows that Outdoor Americas and its subsidiaries generate in the aggregate, and may reduce Outdoor Americas’ ability to make distributions to its stockholders.

Outdoor Americas is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to Outdoor Americas is an asset in Outdoor Americas’ hands, and Outdoor Americas treats the dividends paid to Outdoor Americas from such taxable subsidiary corporation, if any, as income. This treatment can affect Outdoor Americas’ income and asset test calculations, as described below. Because Outdoor Americas does not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining its compliance with the REIT requirements, Outdoor Americas may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries. For example, Outdoor Americas may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by Outdoor Americas directly, would be treated in Outdoor Americas’ hands as prohibited transactions.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s customers that are not conducted on an arm’s-length basis. Outdoor Americas intends that all of its transactions with its TRSs, if any, will be conducted on an arm’s-length basis.

Income Tests

In order to qualify to be taxed as a REIT, Outdoor Americas must satisfy two gross income requirements on an annual basis. First, at least 75% of Outdoor Americas’ gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, generally must be derived from “rents from real property,” gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs and specified income from temporary investments. Second, at least 95% of Outdoor Americas’ gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property. Rents Outdoor Americas receives from a customer will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

•	The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount Outdoor Americas receives or accrues generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•	Neither Outdoor Americas nor an actual or constructive owner of 10% or more of Outdoor Americas stock actually or constructively owns 10% or more of the interests in the assets or net profits of a noncorporate customer, or, if the customer is a corporation (but excluding any TRS), 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the customer. Rents Outdoor Americas receives from such a customer that is a TRS of Outdoor Americas, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by Outdoor Americas’ other customers for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other customers is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

•	Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•	Outdoor Americas generally does not operate or manage the property or furnish or render services to its customers, subject to a 1% de minimis allowance and except as provided below. Outdoor Americas is permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat or other utilities, trash removal and general maintenance of common areas. In addition, Outdoor Americas is permitted to employ an independent contractor from whom it derives no revenues, or a TRS, which may be wholly or partially owned by Outdoor Americas, to provide non-customary services to Outdoor Americas’ customers without causing the rent that it receives from those customers to fail to qualify as “rents from real property.”

The value of Outdoor Americas’ assets is primarily attributable to its outdoor advertising structure and sites. Billboards are generally located on sites leased through agreements with landowners. Billboard displays can be either static or digital and can come in a variety of forms, including freestanding billboard displays and displays on the exterior and roofs of buildings. Advertising displays may also be placed on the interior and exterior of rail and subway cars and buses, as well as on benches, trams, trains, transit shelters, urban panels (i.e., smaller-sized billboards located at transit entrances), street kiosks and transit platforms. Outdoor Americas generally owns the physical billboard structures on which its customers display advertising copy, hold the legal permits to display advertising thereon and lease the underlying sites. Outdoor Americas estimates that approximately 75% of its billboard structures in the United States are “legal nonconforming” billboards, meaning they were legally constructed under laws in effect at the time they were built, but could not be constructed under current laws. These structures are often in areas where it is difficult or not permitted to build additional billboards under current laws, which enhances the value of Outdoor Americas’ portfolio. Outdoor Americas also holds exclusive multi-year contracts with municipalities and transit operators in many large cities, including Los Angeles, Washington, D.C. and New York City, to operate advertising structures and sites within their transit systems. Outdoor Americas will lease and sublease displays on its advertising structures and sites pursuant to advertising agreements. Further, Outdoor Americas or its affiliates will provide certain services to customers of its advertising structures and sites. Outdoor Americas expects that certain of its outdoor advertising assets described above will be treated as real property for purposes of the REIT gross income tests, and therefore expects that the rent payments received pursuant to the advertising agreements with respect to such assets will be treated as rents from real property for purposes of the REIT gross income tests. Outdoor Americas intends to structure its provision of services to its customers in a manner that does not prevent its rental income from qualifying as “rents from real property.” CBS has received a private letter ruling from the IRS with respect to certain issues relevant to Outdoor Americas’ qualification to be taxed as a REIT. In general, the ruling provides, subject to the terms and conditions contained therein, that amounts received by Outdoor Americas pursuant to certain of its advertising agreements, including for certain services that Outdoor Americas, independent contractors or TRSs may provide, directly or through subsidiaries, to Outdoor Americas’ customers, will enable Outdoor Americas to qualify to be taxed as a REIT. Although Outdoor Americas may generally rely upon the ruling, no assurance can be given that the IRS will not challenge Outdoor Americas’ qualification to be taxed as a REIT on the basis of other issues or facts outside the scope of the ruling.

As described above, CBS indirectly owns approximately 81% of the voting power of outstanding Outdoor Americas stock. Outdoor Americas’ board of directors has granted CBS and certain of its affiliates a waiver of the ownership restrictions contained in Outdoor Americas’ charter, subject to certain initial and ongoing conditions designed to protect Outdoor Americas’ status as a REIT. Notwithstanding the satisfaction of such conditions, certain rents Outdoor Americas receives could be treated as non-qualifying income for purposes of the REIT requirements. Even if Outdoor Americas has reasonable cause for a failure to meet the REIT income tests as a result of receiving non-qualifying rental income, it would nonetheless be required to pay a penalty tax in order to retain its REIT status.

Outdoor Americas intends to cause any services that are not “usually or customarily rendered,” or that are for the benefit of a particular customer in connection with the rental of real property, to be provided through a TRS or through an “independent contractor.” However, no assurance can be given that the IRS will concur with Outdoor Americas’ determination as to whether a particular service is usual or customary, or otherwise in this regard.

Interest Income. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If Outdoor Americas receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that Outdoor Americas acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and Outdoor Americas’ income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Dividend Income. Outdoor Americas may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that Outdoor Americas receives from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Fee Income. Any fee income that Outdoor Americas earns will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of Outdoor Americas’ gross income tests.

Hedging Transactions. Any income or gain that Outdoor Americas or its pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of Outdoor Americas’ business, the instrument hedges risks associated with indebtedness issued by Outdoor Americas or its pass-through subsidiary that is incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

Failure to Satisfy the Gross Income Tests. If Outdoor Americas fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, including as a result of rents received by Outdoor Americas from CBS failing to qualify as “rents from real property,” Outdoor Americas may still qualify to be taxed as a REIT for such year if it is entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (i) Outdoor Americas’ failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following Outdoor Americas’ identification of the failure to meet the 75% or 95% gross income test for any taxable year, Outdoor Americas files a schedule with the IRS setting forth each item of its gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether Outdoor Americas would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, Outdoor Americas will not qualify to be taxed as a REIT. Even if these relief provisions apply, and Outdoor Americas retains Outdoor Americas’ status as a REIT, the Code imposes a tax based upon the amount by which Outdoor Americas fails to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, Outdoor Americas must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of Outdoor Americas’ total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property and stock of other corporations that qualify as REITs, as well as some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that Outdoor Americas owns may not exceed 5% of the value of its total assets.

Third, Outdoor Americas may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries, and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of Outdoor Americas’ interest in the assets of a partnership or limited liability company in which it owns an interest will be based on Outdoor Americas’ proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, the aggregate value of all securities of TRSs that Outdoor Americas holds, together with other non-qualified assets (such as furniture and equipment or other tangible personal property, or non-real estate securities) may not, in the aggregate, exceed 25% of the value of Outdoor Americas’ total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests Outdoor Americas is treated as owning its proportionate share of the underlying assets of a subsidiary partnership, if Outdoor Americas hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a nongovernmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals have been obtained to support Outdoor Americas’ conclusions as to the value of its total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that Outdoor Americas’ interests in its subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if Outdoor Americas should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause Outdoor Americas to lose its REIT qualification if (i) Outdoor Americas satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of its assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of its assets. If the condition described in (ii) was not satisfied, Outdoor Americas still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if Outdoor Americas did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

In order to qualify to be taxed as a REIT, Outdoor Americas is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

(i) the sum of

(a) 90% of its REIT taxable income, computed without regard to its net capital gains and the deduction for dividends paid; and

(b) 90% of its after tax net income, if any, from foreclosure property (as described below); minus

(ii) the excess of the sum of specified items of non-cash income over 5% of its REIT taxable income, computed without regard to its net capital gain and the deduction for dividends paid.

Outdoor Americas generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before Outdoor Americas timely files its tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by Outdoor Americas’ stockholders in the year in which paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide Outdoor Americas with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro rata among all outstanding shares of stock within a particular class and (ii) in accordance with any preferences among different classes of stock as set forth in Outdoor Americas’ organizational documents.

To the extent that Outdoor Americas distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, Outdoor Americas will be subject to tax at ordinary corporate tax rates on the retained portion. Outdoor Americas may elect to retain, rather than distribute, some or all of its net long-term capital gains and pay tax on such gains. In this case, Outdoor Americas could elect for its stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that Outdoor Americas paid. Outdoor Americas’ stockholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that Outdoor Americas designated and that they include in their taxable income, minus (ii) the tax that Outdoor Americas paid on their behalf with respect to that income.

To the extent that in the future Outdoor Americas may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that Outdoor Americas must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to Outdoor Americas’ stockholders of any distributions that are actually made. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If Outdoor Americas fails to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, Outdoor Americas will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income Outdoor Americas retained and on which it has paid corporate income tax.

Outdoor Americas expects that its REIT taxable income will be less than its cash flows because of depreciation and other noncash charges included in computing REIT taxable income. Accordingly, Outdoor Americas anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. However, from time to time, Outdoor Americas may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining its taxable income. In addition, Outdoor Americas may decide to retain its cash, rather than distribute it, in order to repay debt, acquire assets, or for other reasons. If these timing differences occur, Outdoor Americas may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of Outdoor Americas common stock) in order to meet the distribution requirements, while preserving its cash. Alternatively, Outdoor Americas may declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of Outdoor Americas’ current and accumulated earnings and profits.

If Outdoor Americas’ taxable income for a particular year is subsequently determined to have been understated, Outdoor Americas may be able to rectify a resultant failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. In this case, Outdoor Americas may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. Outdoor Americas will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

For purposes of the 90% distribution requirement and excise tax described above, any dividend that Outdoor Americas declares in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by Outdoor Americas and received by the stockholder on December 31 of such year, provided that Outdoor Americas actually pays the dividend before January 31 of the following calendar year.

Earnings and Profits Distribution Requirement. In connection with the split-off, CBS will allocate its earnings and profits between CBS and Outdoor Americas in accordance with provisions of the Code. A REIT must, before the end of any taxable year in which it has accumulated earnings and profits attributable to a non-REIT year, distribute such earnings and profits.

In order to comply with this requirement, Outdoor Americas will make the Purging Distribution(s) by declaring a dividend to Outdoor Americas stockholders to distribute Outdoor Americas’ accumulated earnings and profits attributable to a non-REIT year, including any earnings and profits allocated to Outdoor Americas by CBS in connection with the split-off. Outdoor Americas expects to pay the Purging Distribution(s) in a combination of cash and Outdoor Americas common stock, a substantial portion of which will be in stock, as described in “Summary—The Separation.” CBS has received a private letter ruling from the IRS with respect to certain issues relevant to Outdoor Americas’ payment of the Purging Distribution(s) in a combination of cash and Outdoor Americas common stock. In general, the ruling provides, subject to the terms and conditions contained therein, that (1) a Purging Distribution will be treated as a dividend that will first reduce Outdoor Americas’ earnings and profits attributable to non-REIT years and (2) the amount of Outdoor Americas common stock received by any of Outdoor Americas’ stockholders as part of a Purging Distribution will be considered to equal the amount of cash that could have been received instead. A stockholder of Outdoor Americas common stock will be required to report dividend income as a result of the Purging Distribution(s) even if such stockholder received no cash or only nominal amounts of cash in the distribution. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Prohibited Transactions

Net income that Outdoor Americas derives from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. Outdoor Americas intends to conduct its operations so that no asset that it owns (or is treated as owning) will be treated as, or as having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of Outdoor Americas’ business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that Outdoor Americas sells will not be treated as inventory or property held for sale to customers, or that Outdoor Americas can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. Outdoor Americas intends to structure its activities to avoid prohibited transaction characterization.

Like-Kind Exchanges

Outdoor Americas may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require Outdoor Americas to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Derivatives and Hedging Transactions

Outdoor Americas may enter into hedging transactions, including with respect to foreign currency exchange rate and interest rate exposure on one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as swap contracts, cap or floor contracts, futures or forward contracts and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction Outdoor Americas enters into (i) in the normal course of its business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction and (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests, which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that Outdoor Americas enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. Outdoor Americas intends to structure any hedging transactions in a manner that does not jeopardize its qualification to be taxed as a REIT. Outdoor Americas may conduct some or all of its hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that Outdoor Americas’ hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that its hedging activities will not adversely affect its ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that Outdoor Americas acquires as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by Outdoor Americas and secured by the property, (ii) for which Outdoor Americas acquired the related loan or lease at a time when default was not imminent or anticipated and (iii) with respect to which Outdoor Americas made a proper election to treat the property as foreclosure property. Outdoor Americas generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. Outdoor Americas does not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest Outdoor Americas generates will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of Outdoor Americas’ customers by a TRS, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to Outdoor Americas that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents that Outdoor Americas receives will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

From time to time, Outdoor Americas’ TRS may provide services to Outdoor Americas’ customers. Outdoor Americas intends to set the fees paid to its TRS for such services at arm’s-length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, Outdoor Americas would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for customer services over the amount actually paid.

Failure to Qualify

If Outdoor Americas fails to satisfy one or more requirements for REIT qualification other than the income or asset tests, it could avoid disqualification as a REIT if its failure is due to reasonable cause and not to willful neglect and Outdoor Americas pays a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If Outdoor Americas fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, it will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Outdoor Americas cannot deduct distributions to stockholders in any year in which it is not a REIT, nor would it be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to stockholders will be taxable as regular corporate dividends. Such dividends paid to U.S. stockholders that are individuals, trusts or estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless Outdoor Americas is entitled to relief under specific statutory provisions, it will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which it loses its qualification. It is not possible to state whether, in all circumstances, Outdoor Americas will be entitled to this statutory relief.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of Outdoor Americas common stock applicable to taxable U.S. stockholders. A “U.S. stockholder” is any holder of Outdoor Americas common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust or (b) that trust has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds Outdoor Americas common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of Outdoor Americas common stock.

Distributions.

Distributions Prior to the Effective Date of the REIT Election. Until the effective date of the REIT election, the distributions that Outdoor Americas makes to taxable U.S. stockholders out of current or accumulated earnings and profits will generally be treated as dividends. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends Outdoor Americas pays to a noncorporate U.S. stockholder generally will constitute “qualified dividends” that will generally be subject to tax at the maximum tax rate accorded to long-term capital gains (currently 20% for noncorporate taxpayers). Dividends Outdoor Americas pays to a corporation that is a taxable U.S. stockholder generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Distributions in excess of Outdoor Americas’ current or accumulated earnings and profits will constitute a return of capital that will be applied against and reduce the stockholder’s adjusted basis in Outdoor Americas common stock (but not below zero). Any amount distributed that is in excess of both Outdoor Americas’ current and accumulated earnings and profits and the stockholder’s basis in its Outdoor Americas common stock will be treated as gain realized on the sale or other disposition of the stockholder’s Outdoor Americas common stock. Gain or loss a taxable U.S. stockholder realizes on the sale or other disposition of its Outdoor Americas common stock will be capital gain or loss. The amount of a stockholder’s gain or loss will be equal to the difference between the stockholder’s tax basis in the common stock disposed of and the amount realized on the disposition. The deductibility of capital losses is subject to limitations. Any capital gain or loss a taxable U.S. stockholder realizes on a sale or other disposition of its Outdoor Americas common stock will generally be long-term capital gain or loss if the stockholder’s holding period for the common stock is more than one year. Long-term capital gain realized by a noncorporate U.S. stockholder generally will be subject to a maximum rate of 20%).

Distributions From and After the Effective Date of the REIT Election. For such time as Outdoor Americas qualifies to be taxed as a REIT, the distributions that Outdoor Americas makes to its taxable U.S. stockholders out of current or accumulated earnings and profits that it does not designate as capital gain dividends will generally be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, Outdoor Americas’ dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends received by most U.S. stockholders that are individuals, trusts or estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax) (i.e., the Purging Distribution(s));

•	dividends received by the REIT from other REITs (if designated by these REITs as qualified dividends), TRSs or other taxable C corporations; or

•	income in the prior taxable year from sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Outdoor Americas expects to pay the Purging Distribution(s) in a combination of cash and Outdoor Americas common stock, a substantial portion of which will be in stock, as described in “Summary—The Separation.” CBS has received a private letter ruling from the IRS with respect to certain issues relevant to the payment of the Purging Distribution(s) in a combination of cash and Outdoor Americas common stock. In general, the ruling provides, subject to the terms and conditions contained therein, that (1) a Purging Distribution will be treated as a dividend that will first reduce Outdoor Americas’ earnings and profits attributable to non-REIT years and (2) the amount of Outdoor Americas common stock received by any of Outdoor Americas’ stockholders as part of a Purging Distribution will be considered to equal the amount of cash that could have been received instead. A taxable U.S. stockholder will be required to report dividend income as a result of a Purging Distribution even if such stockholder received no cash or only nominal amounts of cash in the distribution. Similarly, if in the future Outdoor Americas declares a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of Outdoor Americas’ current and accumulated earnings and profits.

Distributions that Outdoor Americas designates as capital gain dividends will generally be taxed to Outdoor Americas’ U.S. stockholders as long-term capital gains, to the extent that such distributions do not exceed Outdoor Americas’ actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. Outdoor Americas may elect to retain and pay taxes on some or all of its net long-term capital gains, in which case it may elect to apply provisions of the Code that treat its U.S. stockholders as having received, solely for tax purposes, its undistributed capital gains, and the stockholders as receiving a corresponding credit for taxes that Outdoor Americas paid on such undistributed capital gains. See “—Taxation of Outdoor Americas—Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. stockholders that are individuals, trusts or estates, and 35% in the case of U.S. stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of Outdoor Americas’ current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that Outdoor Americas declares in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by Outdoor Americas and received by the stockholder on December 31 of such year, provided that Outdoor Americas actually pays the dividend before January 31 of the following calendar year.

To the extent that Outdoor Americas has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that Outdoor Americas must make in order to comply with the REIT distribution requirements. See “—Taxation of Outdoor Americas—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that Outdoor Americas makes, which are generally subject to tax in the hands of stockholders to the extent that Outdoor Americas has current or accumulated earnings and profits.

Dispositions of Outdoor Americas Stock. If a U.S. stockholder sells or disposes of shares of Outdoor Americas common stock, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the stockholder’s adjusted tax basis in the shares of stock. In general, capital gains recognized by individuals, trusts or estates upon the sale or disposition of Outdoor Americas common stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of Outdoor Americas common stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of Outdoor Americas common stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that Outdoor Americas makes that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of Outdoor Americas common stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of Outdoor Americas common stock or securities or transactions that Outdoor Americas might undertake directly or indirectly. Moreover, you should be aware that Outdoor Americas and other participants in the transactions in which Outdoor Americas is involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations. Distributions that Outdoor Americas makes and gains arising from the sale or exchange by a U.S. stockholder of Outdoor Americas common stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to Outdoor Americas common stock. To the extent that distributions Outdoor Americas makes do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Non-U.S. Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of Outdoor Americas common stock applicable to non-U.S. stockholders. A “non-U.S. stockholder” is any holder of Outdoor Americas common stock other than a partnership or U.S. stockholder.

Taxation of Non-U.S. Stockholders Prior to the Effective Date of the REIT Election.

Dividends. Until the effective date of the REIT election, the portion of dividends received by non-U.S. stockholders that (i) is payable out of Outdoor Americas’ earnings and profits and (ii) is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Outdoor Americas common stock. In cases where the dividend income from a non-U.S. stockholder’s investment in Outdoor Americas common stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions. Unless Outdoor Americas common stock constitutes a U.S. real property interest (“USRPI”), distributions that Outdoor Americas makes which are not dividends out of Outdoor Americas’ earnings and profits will not be subject to U.S. income tax. If Outdoor Americas cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of Outdoor Americas’ current and accumulated earnings and profits. If Outdoor Americas common stock constitutes a USRPI, as described below, distributions that Outdoor Americas makes in excess of the sum of (i) the stockholder’s proportionate share of Outdoor Americas’ earnings and profits, plus (ii) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of Outdoor Americas’ earnings and profits.

Gain on Sale or Other Disposition of Outdoor Americas Common Stock. In general, a non-U.S. stockholder will not be subject to U.S. federal income or, subject to the discussion below under the heading “—Information Reporting and Backup Withholding,” withholding tax on any gain realized upon the sale or other disposition of Outdoor Americas common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. stockholder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•	Outdoor Americas is or has been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. stockholder’s holding period and certain other conditions are satisfied. If Outdoor Americas is a USRPHC for U.S. federal income tax purposes, generally, Outdoor Americas common stock will constitute a USRPI. Subject to certain exceptions discussed below, Outdoor Americas will be a USRPHC for U.S. federal income tax purposes (and Outdoor Americas common stock will be treated as a USRPI) if 50% or more of its assets throughout the prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. Outdoor Americas expects that 50% or more of its assets will consist of USRPIs, and thus it expects to be a USRPHC.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. stockholder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. stockholder who is subject to U.S. federal income tax because the non-U.S. stockholder was present in the United States for 183 days or more during the year of sale or other disposition of Outdoor Americas common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

If gain on the sale of Outdoor Americas common stock is subject to taxation under FIRPTA because Outdoor Americas common stock constitutes a USRPI, the non-U.S. stockholder will be required to file a U.S. federal income tax return and will be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS. However, if Outdoor Americas common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. stockholder’s sale of Outdoor Americas common stock would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. stockholder held 5% or less of outstanding Outdoor Americas common stock at all times during a prescribed testing period. Outdoor Americas expects that Outdoor Americas common stock will be regularly traded on an established securities market.

Information Reporting and Backup Withholding. Outdoor Americas must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. stockholder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. stockholder generally will be exempt from backup withholding if the non-U.S. stockholder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of Outdoor Americas common stock by a non-U.S. stockholder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. stockholder or otherwise establishes an exemption. The payment of proceeds from the disposition of Outdoor Americas common stock by a non-U.S. stockholder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Outdoor Americas common stock by a non-U.S. stockholder effected at a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

•	information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. stockholder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. stockholder can be refunded or credited against the non-U.S. stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Taxation of Non-U.S. Stockholders From and After the Effective Date of the REIT Election.

Ordinary Dividends. The portion of dividends received by non-U.S. stockholders that (i) is payable out of Outdoor Americas’ earnings and profits (including the Purging Distribution(s)), (ii) is not attributable to capital gains that Outdoor Americas recognizes and (iii) is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Outdoor Americas common stock. In cases where the dividend income from a non-U.S. stockholder’s investment in Outdoor Americas common stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions. Unless Outdoor Americas common stock constitutes a USRPI, distributions that Outdoor Americas makes which are not dividends out of its earnings and profits will not be subject to U.S. income tax. If Outdoor Americas cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of Outdoor Americas’ current and accumulated earnings and profits. If Outdoor Americas common stock constitutes a USRPI, as described below, distributions that Outdoor Americas makes in excess of the sum of (i) the stockholder’s proportionate share of Outdoor Americas’ earnings and profits, plus (ii) the stockholder’s basis in its stock, will be taxed under FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of Outdoor Americas’ earnings and profits.

Capital Gain Dividends. Under FIRPTA, a distribution that Outdoor Americas makes to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs that Outdoor Americas held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether Outdoor Americas designates the distribution as a capital gain dividend. See “—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, Outdoor Americas will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. stockholder that is a corporation.

A distribution is not attributable to USRPI capital gain if Outdoor Americas held an interest in the underlying asset solely as a creditor or if the underlying asset is not a USRPI. Capital gain dividends received by a non-U.S. stockholder that are attributable to dispositions of Outdoor Americas’ assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (i) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains. Outdoor Americas expects that a significant portion of its assets will be USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as an ordinary dividend (see “—Ordinary Dividends”), if (i) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (ii) the recipient non-U.S. stockholder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. Outdoor Americas anticipates that Outdoor Americas common stock will be “regularly traded” on an established securities exchange.

Dispositions of Outdoor Americas Stock. Unless Outdoor Americas common stock constitutes a USRPI, a sale of Outdoor Americas common stock by a non-U.S. stockholder generally will not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, Outdoor Americas common stock will be treated as a USRPI if 50% or more of Outdoor Americas’ assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. Outdoor Americas expects that 50% or more of its assets will consist of USRPIs.

Even if the foregoing 50% test is met, however, Outdoor Americas common stock will not constitute a USRPI if Outdoor Americas is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. stockholders at all times during a specified testing period. As described above, Outdoor Americas’ charter contains restrictions designed to protect its status as a “domestically controlled qualified investment entity,” and Outdoor Americas believes that it will be and will remain a domestically controlled qualified investment entity, and that a sale of Outdoor Americas common stock should not be subject to taxation under FIRPTA. However, no assurance can be given that Outdoor Americas will be or will remain a domestically controlled qualified investment entity.

In the event that Outdoor Americas is not a domestically controlled qualified investment entity, but Outdoor Americas common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. stockholder’s sale of Outdoor Americas common stock nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. stockholder held 5% or less of outstanding Outdoor Americas common stock at any time during a prescribed testing period. Outdoor Americas expects that Outdoor Americas common stock will be regularly traded on an established securities market.

If gain on the sale of Outdoor Americas common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of Outdoor Americas common stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (i) if the non-U.S. stockholder’s investment in Outdoor Americas common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by treaty) or (ii) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if Outdoor Americas is a domestically controlled qualified investment entity, upon disposition of Outdoor Americas common stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-U.S. stockholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. stockholder (a) disposes of Outdoor Americas common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other shares of Outdoor Americas common stock within 30 days after such ex-dividend date.

Non-U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning Outdoor Americas common stock.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt stockholder has not held Outdoor Americas common stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (ii) Outdoor Americas common stock is not otherwise used in an unrelated trade or business, distributions that Outdoor Americas makes and income from the sale of Outdoor Americas common stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that Outdoor Americas makes as UBTI.

In certain circumstances, a pension trust that owns more than 10% of Outdoor Americas common stock could be required to treat a percentage of any dividends received from Outdoor Americas as UBTI if Outdoor Americas is a “pension-held REIT.” Outdoor Americas will not be a pension-held REIT unless (i) it is required to “look through” one or more of its pension trust stockholders in order to satisfy the REIT “closely held” test and (ii) either (a) one pension trust owns more than 25% of the value of Outdoor Americas common stock or (b) one or more pension trusts, each individually holding more than 10% of the value of Outdoor Americas common stock, collectively own more than 50% of the value of Outdoor Americas common stock. Certain restrictions on ownership and transfer of shares of Outdoor Americas common stock generally should prevent a tax-exempt entity from owning more than 10% of the value of Outdoor Americas common stock and generally should prevent Outdoor Americas from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning Outdoor Americas common stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, which review may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in Outdoor Americas common stock.

Medicare 3.8% Tax on Investment Income

For taxable years beginning after December 31, 2012, certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of Outdoor Americas common stock.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 and existing guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, Outdoor Americas common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance may modify these requirements. Accordingly, the entity through which Outdoor Americas common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, Outdoor Americas common stock held by an investor that is a nonfinancial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to Outdoor Americas that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which Outdoor Americas will in turn provide to the IRS. Outdoor Americas will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in Outdoor Americas common stock.

State, Local and Foreign Taxes

Outdoor Americas and its subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which it or they transact business, own property or reside. Outdoor Americas’ state, local or foreign tax treatment and that of Outdoor Americas common stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that Outdoor Americas incurs do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in Outdoor Americas common stock.

LEGAL MATTERS

Certain legal matters will be passed upon for Outdoor Americas by Wachtell, Lipton, Rosen & Katz. Venable LLP will issue an opinion to Outdoor Americas regarding the validity of the shares of Outdoor Americas common stock offered hereby. Wachtell, Lipton, Rosen & Katz and Skadden, Arps, Slate, Meagher & Flom LLP will issue opinions to CBS regarding certain tax matters. Certain legal matters in connection with this exchange offer will be passed upon for the dealer managers by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

The combined consolidated financial statements and the financial statement schedules of CBS Outdoor Americas Inc. as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of CBS Corporation for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CBS OUTDOOR AMERICAS

CBS OUTDOOR AMERICAS INC.

Consolidated Statements of Financial Position

(Unaudited)

	As of
(in millions)	March 31, 2014	December 31, 2013
Assets:
Current assets:
Cash and cash equivalents	$113.9	$29.8
Receivables, less allowance ($15.0 in 2014 and $15.7 in 2013)	155.2	178.8
Deferred income tax assets, net	24.6	24.5
Prepaid lease and transit franchise costs	113.0	62.7
Other prepaid expenses	19.6	15.5
Other current assets	11.5	5.9

Total current assets	437.8	317.2
Property and equipment, net (Note 4)	733.6	755.4
Goodwill	1,863.2	1,865.7
Intangible assets (Note 5)	349.5	364.4
Other assets	74.3	52.8

Total assets	$3,458.4	$3,355.5

Liabilities:
Current liabilities:
Accounts payable	$59.2	$80.0
Accrued compensation	13.2	28.2
Accrued lease costs	14.1	17.7
Other accrued expenses	49.6	37.8
Deferred revenues	30.0	22.9
Other current liabilities	31.5	25.6

Total current liabilities	197.6	212.2
Long-term debt (Note 8)	1,598.0	—
Deferred income tax liabilities, net	279.5	288.5
Asset retirement obligation (Note 6)	31.9	31.7
Other liabilities	65.9	68.7

Total liabilities	2,172.9	601.1

Commitments and contingencies (Note 14)

Stockholders’ equity/invested equity (Note 10):
Common stock (2014—450.0 shares authorized, and 97.0 shares issued and outstanding; 2013—no shares authorized, issued or outstanding)	1.0	—
Additional paid-in capital	1,350.3	—
Retained earnings	7.3	—
Invested capital	—	2,829.5
Accumulated other comprehensive loss	(73.1)	(75.1)

Total stockholders’ equity	1,285.5	—
Total invested equity	—	2,754.4

Total liabilities and stockholders’ equity/invested equity	$3,458.4	$3,355.5

See accompanying notes to unaudited consolidated financial statements.

CBS OUTDOOR AMERICAS INC.

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended March 31,
(in millions, except per share amounts)	2014	2013
Revenues:
Billboard	$207.7	$205.3
Transit and other	80.2	73.9

Total revenues	287.9	279.2
Expenses:
Operating	163.5	162.2
Selling, general and administrative	50.6	43.2
Net gain on dispositions	(0.9)	(9.8)
Depreciation	26.1	26.0
Amortization	21.9	22.9

Total expenses	261.2	244.5

Operating income	26.7	34.7
Interest expense	(12.5)	(0.1)
Other expense, net	(0.5)	(0.1)

Income before provision for income taxes and equity in earnings of investee companies	13.7	34.5
Provision for income taxes	(5.9)	(14.9)
Equity in earnings of investee companies, net of tax	0.6	0.3

Net income	$8.4	$19.9

Net income per common share:
Basic	$0.09	$0.21

Diluted	$0.09	$0.21

Weighted average shares outstanding:
Basic	97.0	97.0

Diluted	97.0	97.0

See accompanying notes to unaudited consolidated financial statements.

CBS OUTDOOR AMERICAS INC.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended March 31,
(in millions)	2014	2013
Net income	$8.4	$19.9
Other comprehensive income (loss), net of tax:
Cumulative translation adjustments	1.8	(2.3)
Amortization of net actuarial loss	0.2	0.2

Total other comprehensive income (loss), net of tax	2.0	(2.1)

Total comprehensive income	$10.4	$17.8

See accompanying notes to unaudited consolidated financial statements.

CBS OUTDOOR AMERICAS INC.

Consolidated Statements of Invested Equity/Stockholders’ Equity

(Unaudited)

(in millions, except per share amounts)	Shares of Common Stock	Common Stock ($0.01 per share par value)	Additional Paid-In Capital	Retained Earnings	Invested Capital	Accumulated Other Comprehensive Loss	Total Invested Equity/ Stockholders’ Equity
Balance as of December 31, 2012	—	$—	$—	$—	$2,909.9	$(66.0)	$2,843.9
Net income	—	—	—	—	19.9	—	19.9
Net distribution to CBS	—	—	—	—	(2.5)	—	(2.5)
Other comprehensive loss	—	—	—	—	—	(2.1)	(2.1)

Balance as of March 31, 2013	—	$—	$—	$—	$2,927.3	$(68.1)	$2,859.2

Balance as of December 31, 2013	—	$—	$—	$—	$2,829.5	$(75.1)	$2,754.4
Net income	—	—	—	7.3	1.1	—	8.4
Other comprehensive income	—	—	—	—	—	2.0	2.0
Conversion to stockholders’ equity (Note 10)	97.0	1.0	2,829.6	—	(2,830.6)	—	—
Distribution of debt proceeds to CBS ($15.71 per share)	—	—	(1,523.8)	—	—	—	(1,523.8)
Net contribution from CBS	—	—	44.5	—	—	—	44.5

Balance as of March 31, 2014	97.0	$1.0	$1,350.3	$7.3	$—	$(73.1)	$1,285.5

See accompanying notes to unaudited consolidated financial statements.

CBS OUTDOOR AMERICAS INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
(in millions)	2014	2013
Operating activities:
Net income	$8.4	$19.9
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation and amortization	48.0	48.9
Deferred tax benefit	(6.8)	(3.7)
Stock-based compensation	1.8	1.6
Provision for doubtful accounts	0.7	(1.1)
Net gain on dispositions	(0.9)	(9.8)
Equity in earnings of investee companies, net of tax	(0.6)	(0.3)
Distributions from investee companies	3.0	1.0
Amortization of deferred financing costs	0.7	—
Change in assets and liabilities, net of investing and financing activities	(54.0)	(46.7)

Net cash flow provided by operating activities	0.3	9.8

Investing activities:
Capital expenditures	(8.2)	(6.0)
Acquisitions	—	(7.8)
Proceeds from dispositions	0.5	10.9

Net cash flow used for investing activities	(7.7)	(2.9)

Financing activities:
Proceeds from long-term debt borrowings	1,598.0	—
Deferred financing fees	(24.3)	—
Excess tax benefit from stock-based compensation	—	3.6
Distribution of net debt proceeds to CBS	(1,523.8)	—
Net cash contribution from (distribution to) CBS	42.2	(8.4)
Other	(0.1)	—

Net cash flow provided by (used for) financing activities	92.0	(4.8)

Effect of exchange rate changes on cash and cash equivalents	(0.5)	0.3

Net increase in cash and cash equivalents	84.1	2.4
Cash and cash equivalents at beginning of period	29.8	20.2

Cash and cash equivalents at end of period	$113.9	$22.6

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$4.8	$1.4

See accompanying notes to unaudited consolidated financial statements.

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

Note 1. Description of Business and Basis of Presentation

Description of Business

CBS Outdoor Americas Inc. (the “Company”) and its subsidiaries (collectively, “we,” “us” or “our”) was formed as an indirect wholly owned subsidiary of CBS Corporation (“CBS”). We provide advertising space (“displays”) on out-of-home advertising structures and sites in the U.S., Canada and Latin America. Our portfolio includes billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. We also have a number of exclusive multi-year contracts to operate advertising displays in municipal transit systems. We have displays in all of the 25 largest markets in the U.S. and over 180 markets across the U.S., Canada and Latin America. We manage our business through two segments—United States (“U.S.”) and International. As of March 31, 2014, we were an indirect wholly owned subsidiary of CBS.

On April 2, 2014, we completed an initial public offering (the “IPO”) of 23,000,000 shares of our common stock, including 3,000,000 shares of our common stock sold pursuant to the underwriters’ option to purchase additional shares. (See Note 2. Initial Public Offering.) As of April 2, 2014, CBS indirectly owned approximately 81% of the outstanding shares of our common stock. CBS has advised us that it currently intends to dispose of all of the shares of our common stock that it indirectly owns through a tax-free split-off (the “split-off”) in 2014, pursuant to which CBS will offer its stockholders the option to exchange their shares of CBS common stock for shares of our common stock in an exchange offer. If CBS does not proceed with the split-off, it could elect to dispose of our common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of our shares to CBS’ stockholders or a combination of these transactions. All of these actions are subject to customary approvals, and there are no assurances that such transactions will be completed.

On April 16, 2014, CBS received a favorable private letter ruling from the Internal Revenue Service (“IRS”) with respect to our plan to convert to a real estate investment trust (“REIT”). After completion of the split-off, we intend to elect to be taxed as a REIT for U.S. federal income tax purposes. However, depending on how CBS elects to proceed with the split-off, we may cease to be a member of the CBS consolidated tax group prior to the effective date of the split-off. In such circumstance, we may make our REIT election effective as of the day after we cease to be a member of the CBS consolidated tax group.

On April 28, 2014, we announced that our board of directors approved a quarterly dividend of $0.37 per share. The dividend is payable on June 30, 2014, to stockholders of record of our common stock on June 9, 2014.

Basis of Presentation and Use of Estimates

The accompanying unaudited consolidated financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission (the “SEC”). In the opinion of our management, the accompanying unaudited financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of our financial position, results of operations and cash flows for the periods presented. Certain previously reported amounts have been reclassified to conform with the current presentation. These financial statements should be read in conjunction with the more detailed financial statements and notes thereto, included in our prospectus, filed on March 28, 2014.

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

the financial statements, and the reported amount of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our prior period financial statements were presented on a “carve-out” basis from CBS’s consolidated financial statements based on the historical results of operations, cash flows, assets and liabilities attributable to its Outdoor Americas operating segment. Management believes that the assumptions and estimates used in the preparation of the underlying consolidated financial statements are reasonable. However, the consolidated financial statements herein do not necessarily reflect what our financial position, results of operations or cash flows would have been if we had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of our future results of operations, financial position or cash flows.

Note 2. Initial Public Offering

On March 27, 2014, our registration statement on Form S-11 related to our IPO of our common stock was declared effective by the SEC and on March 28, 2014, our common stock began trading on the New York Stock Exchange under the symbol “CBSO.” On April 2, 2014, we completed an IPO of 23,000,000 shares of our common stock, including 3,000,000 shares of our common stock sold pursuant to the underwriters’ option to purchase additional shares, at a price of $28.00 per share for total net proceeds, after underwriting discounts and commissions, of $615.0 million. Of the total net proceeds, $515.0 million was transferred to a wholly owned subsidiary of CBS as partial consideration for the contribution of the entities comprising CBS’ Outdoor Americas operating segment to us. The remaining $100.0 million was retained by us and will be used to pay the cash portion of the distribution to our stockholders of historical earnings and profits, which will be required when we elect to be taxed as a REIT after the completion of the split-off. Following the final payment of this required earnings and profits distribution, we will pay to CBS, or CBS will pay to us, as applicable, the difference between the actual cash portion of the distribution and the $100.0 million retained by us.

As the IPO was completed in April 2014, this transaction is not reflected in the consolidated financial statements as of March 31, 2014.

Note 3. New Accounting Standards

Adoption of New Accounting Standards

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

During the three months ended March 31, 2014, we adopted the Financial Accounting Standards Board’s (the “FASB’s”) guidance on the presentation of the reserve for uncertain tax positions when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires the reserve for uncertain tax positions to be presented in the financial statements as a reduction to the deferred tax asset for a tax loss or other tax carryforward that would be applied in the settlement of the uncertain tax position. This guidance did not have a material effect on our consolidated financial statements.

Obligations Resulting from Joint and Several Liability Arrangements

During the three months ended March 31, 2014, we adopted FASB guidance on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

the obligation is fixed at the reporting date. Under this guidance, we are required to measure our obligations under such arrangements as the sum of the amount we agreed to pay in the arrangement among our co-obligors and any additional amount we expect to pay on behalf of our co-obligors. We are also required to disclose the nature and amount of the obligation. This guidance did not have a material effect on our consolidated financial statements.

Recent Pronouncements

Service Concession Arrangements

In January 2014, the FASB issued guidance on the accounting for service concession arrangements with public sector entities. This guidance specifies that an operating entity should not account for a service concession arrangement as a lease and the infrastructure used in a service concession arrangement should not be recognized as property, plant and equipment. This guidance applies when the public sector entity controls the services that the operating entity must provide within the infrastructure and also controls any residual interest in the infrastructure at the end of the term of the arrangement. We are currently evaluating the impact of this guidance, which is effective for reporting periods beginning after December 15, 2014, on our consolidated financial statements.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

In April 2014, the FASB issued guidance on reporting discontinued operations and disclosures of disposals of components of an entity. The new guidance changes the requirements, including additional disclosures, for reporting discontinued operations which may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This guidance is effective for interim periods and annual periods beginning after December 31, 2014. Early adoption is permitted, but only for disposals that have not been reported in financial statements previously issued or available for issuance. We are currently evaluating the impact of this guidance on our consolidated financial statements.

Note 4. Property and Equipment

The table below presents the balances of major classes of assets and accumulated depreciation.

	Estimated Useful Lives	As of
(in millions)		March 31, 2014	December 31, 2013
Land		$88.5	$88.6
Building and improvements	20 to 40 years	45.4	45.0
Advertising structures	5 to 20 years	1,658.7	1,662.3
Furniture, equipment and other	3 to 10 years	78.5	77.2
Construction in progress		12.0	18.9

		1,883.1	1,892.0
Less: accumulated depreciation		1,149.5	1,136.6

Property and equipment, net		$733.6	$755.4

Depreciation expense was $26.1 million for the three months ended March 31, 2014, and $26.0 million for the three months ended March 31, 2013.

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

Note 5. Intangible Assets

Our identifiable intangible assets primarily consist of acquired permits and leasehold agreements and franchise agreements which grant us the right to operate out-of-home structures in specified locations and the right to provide advertising space on railroad and municipal transit properties. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is the respective life of the agreement that in some cases includes historical experience of renewals.

Our identifiable intangible assets consist of the following:

(in millions)	Gross	Accumulated Amortization	Net
As of March 31, 2014:
Permits and leasehold agreements	$880.7	$(667.9)	$212.8
Franchise agreements	461.9	(326.2)	135.7
Other intangible assets	2.1	(1.1)	1.0

Total intangible assets	$1,344.7	$(995.2)	$349.5

As of December 31, 2013:
Permits and leasehold agreements	$880.6	$(659.0)	$221.6
Franchise agreements	462.4	(320.7)	141.7
Other intangible assets	2.1	(1.0)	1.1

Total intangible assets	$1,345.1	$(980.7)	$364.4

All of our intangible assets, except goodwill, are subject to amortization. Amortization expense was $21.9 million for the three months ended March 31, 2014, and $22.9 million for the three months ended March 31, 2013, which includes the amortization of direct lease acquisition costs of $7.0 million for the three months ended March 31, 2014, and $7.8 million for the three months ended March 31, 2013. Direct lease acquisition costs are amortized on a straight-line basis over the related customer lease term, which generally ranges from four weeks to one year.

Note 6. Asset Retirement Obligation

The following table sets forth the change in the asset retirement obligations associated with our advertising structures located on leased properties. The obligation is calculated based on the assumption that all of our advertising structures will be removed within the next 50 years. The estimated annual costs to dismantle and remove the structures upon the termination or non-renewal of our leases are consistent with our historical experience.

(in millions)
As of December 31, 2013	$31.7
Accretion expense	0.5
Additions	0.2
Liabilities settled	(0.2)
Foreign currency translation adjustments	(0.3)

As of March 31, 2014	$31.9

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

Note 7. Related Party Transactions

CBS Corporation

These financial statements include charges from CBS for services, such as tax, internal audit, cash management, insurance, technology systems and other services. In addition, prior to 2014, CBS provided benefits to our employees, including certain post-employment benefits, medical, dental, life and disability insurance and participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the consolidated financial statements based on the specific identification of costs, assets and liabilities or based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to us, and the number of CBS operating entities benefiting from such services. Charges for these services and benefits have been included in Selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and totaled $6.4 million in the three months ended March 31, 2014, and $17.7 million in the same prior-year period. Also included in these charges are professional fees associated with our planned election to be taxed as a REIT. Our expenses as a stand-alone company may be different from those reflected in the Consolidated Statements of Operations prior to the IPO. Effective January 1, 2014, our employees began participating in employee benefit plans maintained by us. As a result, there were no benefits provided by CBS in the three months ended March 31, 2014. In addition, during 2014, certain other services previously provided by CBS have been transitioned to us.

As of March 31, 2014, receivables from CBS were $0.4 million and payables to CBS were $2.5 million, which were included in Other current assets and Other current liabilities, respectively, on our Consolidated Statement of Financial Position. As of December 31, 2013, there were no receivables or payables from CBS on our Consolidated Statement of Financial Position.

On April 2, 2014, we entered into a transition services agreement with CBS, pursuant to which CBS will temporarily provide us with certain services (including legal, finance, information technology, insurance, tax and employment functions), and we will provide certain limited services to CBS. Also on April 2, 2014, we entered into a license agreement with a wholly owned subsidiary of CBS, pursuant to which we have the right to use “CBS” in the corporate names of the Company and our subsidiaries for up to 90 days after the split-off and have the right to use the “CBS” mark and logo on our advertising billboards for up to 18 months after the split-off.

Prior to the incurrence of indebtedness on January 31, 2014, intercompany transactions between CBS and us were considered to be effectively settled in cash in the financial statements. The net effect of the settlement of these intercompany transactions, in addition to cash transfers to and from CBS, are reflected in Net cash contribution from (distribution to) CBS on the Condensed Consolidated Statements of Cash Flows and Net contribution from (distribution to) CBS on the Consolidated Statements of Invested Equity/Stockholders’ Equity. The amounts on these financial statement line items differ due to non-cash transactions, such as stock-based compensation expense.

For advertising spending placed by CBS and its subsidiaries, we recognized total revenues of $1.9 million for the three months ended March 31, 2014, and $2.5 million for the three months ended March 31, 2013.

Other Related Parties

Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. Revenues recognized for advertising spending placed by various subsidiaries of Viacom Inc. were $1.6 million for the three months ended March 31, 2014, and $2.4 million for the three months ended March 31, 2013.

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

We have a 50% ownership interest in two joint ventures that operate transit shelters in Los Angeles and Vancouver. These ventures are accounted for as equity investments. These investments totaled $22.4 million as of March 31, 2014, and $24.1 million as of December 31, 2013, and are included in Other assets on the Consolidated Statements of Financial Position. We provide management services to these joint ventures. Management fees earned from these joint ventures were immaterial for all periods presented.

Note 8. Long-Term Debt

Long-term debt consists of the following:

	As of
(in millions, except percentages)	March 31, 2014	December 31, 2013
Term loan, due 2021	$798.0	$—

Senior unsecured notes:
5.250% senior unsecured notes, due 2022	400.0	—
5.625% senior unsecured notes, due 2024	400.0	—

Total senior unsecured notes	800.0	—

Total long-term debt	$1,598.0	$—

Weighted average cost of debt	4.2%	—%

Term Loan

On January 31, 2014, two of our wholly owned subsidiaries, CBS Outdoor Americas Capital LLC (“Capital LLC”) and CBS Outdoor Americas Capital Corporation (“Finance Corp,” and together with Capital LLC, the “Borrowers”), borrowed $800.0 million under a term loan due in 2021 (the “Term Loan,” together with the Revolving Credit Facility (as defined below), the “Senior Credit Facilities”). The Senior Credit Facilities are governed by a credit agreement, dated as of January 31, 2014, (the “Credit Agreement”). The Term Loan is unconditionally guaranteed by us and our material existing and future direct and indirect wholly owned domestic subsidiaries (except the Borrowers), subject to certain exceptions. The Term Loan is secured, subject to certain exceptions, by substantially all of the assets of the Borrowers and the guarantors, including a first-priority pledge of all the capital stock of our subsidiaries directly held by the Borrowers and the guarantors under the Term Loan.

The Term Loan bears interest at a rate per annum equal to 2.25% plus the greater of the London Interbank Offered Rate (“LIBOR”) or 0.75%. The interest rate on the Term Loan was 3.00% per annum as of March 31, 2014. Interest on the term loan is payable at the end of each LIBOR period, but in no event less frequently than quarterly. The Term Loan was issued at a discount of $2.0 million, which we are amortizing through Interest expense on the Consolidated Statement of Operations over the life of the Term Loan.

Senior Unsecured Notes

Also on January 31, 2014, the Borrowers issued $400.0 million aggregate principal amount of 5.250% Senior Unsecured Notes due 2022 and $400.0 million aggregate principal amount of 5.625% Senior Unsecured Notes due 2024 (together, the “Senior Notes”) in a private placement. The Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Company and each of its direct and indirect wholly owned domestic subsidiaries that guarantee the Senior Credit Facilities. Interest on the Senior Notes is payable on May 15 and November 15 of each year, beginning on May 15, 2014.

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

On or after February 15, 2017, the Borrowers may redeem at any time, or from time to time, some or all of the 5.250% Senior Unsecured Notes due 2022, and on or after February 15, 2019, the Borrowers may also redeem at any time, or from time to time, some or all of the 5.625% Senior Unsecured Notes due 2024. Prior to such dates, the Borrowers may redeem some or all of the Senior Notes subject to a customary make-whole premium. In addition, prior to February 15, 2017, the Borrowers may redeem up to 35% of the aggregate principal amount of each series of Senior Notes with the proceeds of certain equity offerings.

Pursuant to a registration rights agreement dated January 31, 2014, we and the Borrowers have agreed to use commercially reasonable efforts to cause a registration statement to become effective with the SEC relating to an offer to exchange the Senior Notes for registered Senior Notes having substantially identical terms, or, in certain cases, to register the Senior Notes for resale. If we and the Borrowers do not register or exchange the Senior Notes per the terms of the registration rights agreement, the Borrowers will be required to pay additional interest to the holders of the Senior Notes under certain circumstances.

Revolving Credit Facility

On January 31, 2014, the Borrowers also entered into a $425.0 million Revolving Credit Facility, which matures in 2019 (the “Revolving Credit Facility”). Borrowing rates under the Revolving Credit Facility are based on LIBOR plus a margin based on our Consolidated Net Secured Leverage Ratio, which is the ratio of (i) our consolidated secured debt (less up to $150.0 million of unrestricted cash) to (ii) our Consolidated EBITDA (as defined in the Credit Agreement) for the trailing four consecutive quarters. Interest on the Revolving Credit Facility is payable at the end of each LIBOR period, but in no event less frequently than quarterly. The commitment fee based on the amount of unused commitments under the Revolving Credit Facility for the three months ended March 31, 2014, was immaterial. As of March 31, 2014, there were no outstanding borrowings under the Revolving Credit Facility. The Revolving Credit Facility is unconditionally guaranteed by us and our material existing and future direct and indirect wholly owned domestic subsidiaries (except the Borrowers), subject to certain exceptions. The Revolving Credit Facility is secured, subject to certain exceptions, by substantially all of the assets of the Borrowers and the guarantors, including a first-priority pledge of all the capital stock of our subsidiaries directly held by the Borrowers and the guarantors under the Revolving Credit Facility.

The Credit Agreement contains certain customary affirmative and negative covenants. The terms of the Revolving Credit Facility require that we maintain a Maximum Consolidated Net Secured Leverage Ratio of no greater than 3.5 to 1.0. If we elect to be taxed as a REIT, the Maximum Consolidated Net Secured Leverage Ratio will increase to 4.0 to 1.0. As of March 31, 2014, our Maximum Consolidated Net Secured Leverage Ratio was 1.6 to 1.0. The Credit Agreement requires, in connection with the incurrence of certain indebtedness, that we maintain a Consolidated Total Leverage Ratio, which is the ratio of our consolidated total debt to our Consolidated EBITDA for the trailing four consecutive quarters, of no greater than 6.0 to 1.0. As of March 31, 2014, our Consolidated Total Leverage Ratio was 3.8 to 1.0.

Letter of Credit Facility

On January 31, 2014, the Borrowers also entered into a letter of credit facility, pursuant to which we may obtain letters of credit from time to time in an aggregate outstanding face amount of up to $80.0 million. After the first year, the letter of credit facility will automatically extend for successive one-year periods unless either the Borrowers or the issuing bank under it elect not to extend it. The letter of credit facility is unconditionally guaranteed by us and our material existing and future direct and indirect wholly owned domestic subsidiaries (except the Borrowers), subject to certain exceptions, and is secured on an equal and ratable basis by the same collateral that secures the Senior Credit Facilities. The fee under the letter of credit facility for the three months ended March 31, 2014, was immaterial.

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

Deferred Financing Costs

We deferred $29.1 million in fees and expenses associated with the Senior Credit Facilities, Senior Notes and letter of credit facility. We are amortizing the deferred fees through Interest expense on the Consolidated Statement of Operations over the term of each debt facility.

Use of Proceeds

On January 31, 2014, we transferred approximately $1.5 billion of the combined proceeds from the Term Loan and the Senior Notes to a wholly owned subsidiary of CBS, which is an amount equal to the net proceeds from the total indebtedness less $50.0 million, which remained with us for general corporate purposes.

Fair Value

Under the fair value hierarchy, observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities are defined as Level 1; observable inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability are defined as Level 2; and unobservable inputs for the asset or liability are defined as Level 3. The aggregate fair value of our debt, which is estimated based on quoted market prices of similar liabilities, was approximately $1.6 billion as of March 31, 2014. The fair value of our debt is classified as Level 2.

Note 9. Accumulated Other Comprehensive Income

(in millions)	Cumulative Translation Adjustments	Net Actuarial Gain (Loss)	Accumulated Other Comprehensive Income (Loss)
As of December 31, 2013	$(69.2)	$(5.9)	$(75.1)
Other comprehensive income before reclassifications	1.8	—	1.8
Amortization of actuarial losses reclassified to net income	—	0.2	0.2

Other comprehensive income, net of tax	1.8	0.2	2.0

As of March 31, 2014	$(67.4)	$(5.7)	$(73.1)

As of December 31, 2012	$(54.3)	$(11.7)	$(66.0)
Other comprehensive income before reclassifications	(2.3)	—	(2.3)
Amortization of actuarial losses reclassified to net income	—	0.2	0.2

Other comprehensive income (loss), net of tax	(2.3)	0.2	(2.1)

As of March 31, 2013	$(56.6)	$(11.5)	$(68.1)

Note 10. Equity

On January 15, 2014, 100 shares of our common stock were issued to CBS. On March 14, 2014, our board of directors declared a 970,000 to 1 stock split. As a result of the stock split, the 100 shares of our common stock then outstanding were converted into 97,000,000 shares of our common stock. The effects of the stock split have been applied retroactively. For purposes of calculating earnings per share, 97,000,000 shares were considered outstanding for all periods presented.

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

On March 27, 2014, our registration statement on Form S-11 related to our IPO of our common stock was declared effective by the SEC. On April 2, 2014, we completed an IPO of 23,000,000 shares of our common stock, including 3,000,000 shares of our common stock sold pursuant to the underwriters’ option to purchase additional shares, at a price of $28.00 per share. Our total shares issued and outstanding upon completion of the IPO was 120,000,000. (See Note 2. Initial Public Offering.)

As of March 31, 2014, 450,000,000 shares of our common stock, par value $0.01 per share, were authorized; 97,000,000 shares were issued and outstanding; and 50,000,000 shares of our preferred stock, par value $0.01 per share, were authorized with no shares issued and outstanding.

As of April 2, 2014, CBS owns approximately 81% of the outstanding shares of our common stock.

On March 25, 2014, our board of directors granted CBS and certain of its affiliates a waiver of the ownership restrictions contained in our charter, subject to certain initial and ongoing conditions designed to protect our status as a REIT.

Note 11. Stock-Based Compensation

On March 18, 2014, our board of directors approved the Omnibus Stock Incentive Plan (the “Stock Plan”) and reserved 8,000,000 shares of our common stock for stock-based awards. Under the Stock Plan, the board of directors is authorized to grant awards of options to purchase shares of our common stock, stock appreciation rights, restricted and unrestricted stock, restricted share units (“RSUs”), dividend equivalents, performance awards, including performance-based restricted share units (“PRSUs”), and other equity-related awards and cash payments to all of our employees and non-employee directors and employees of our subsidiaries. In addition, consultants and advisors who perform services for us and our subsidiaries may, under certain conditions, receive grants under our Stock Plan.

The Stock Plan also provides for the treatment of awards held by our employees that were originally granted under various CBS stock plans. Prior to our IPO, certain of our employees were granted awards of RSUs, PRSUs and stock options for CBS Class B common stock under the CBS equity incentive plans. At the time of the IPO, substantially all outstanding RSUs and PRSUs for CBS Class B common stock (the “CBS RSUs”) were converted into RSUs and PRSUs for our common stock (the “Outdoor RSUs”) under the Stock Plan.

Compensation expense for RSUs is determined based upon the market price of the shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a three- to four-year service period. For PRSU awards, the number of shares an employee earns may range from 0% to 120% based on the outcome of a one year performance condition. Compensation expense is recorded based on the probable outcome of the performance condition. On an annual basis, the board of directors will review actual performance and certify the degree to which performance goals applicable to the award have been met. Forfeitures of RSUs are estimated on the date of grant based on historical forfeiture rates. On an annual basis, adjustments are made to compensation expense based on actual forfeiture and the forfeiture rates are revised as necessary.

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

The following table summarizes our stock-based compensation expense for the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31,
(in millions)	2014	2013
RSUs and PRSUs	$1.6	$1.5
Stock options	0.2	0.1

Stock-based compensation expense, before income taxes	1.8	1.6
Tax benefit	(0.8)	(0.7)

Stock-based compensation expense, net of tax	$1.0	$0.9

As of March 31, 2014, total unrecognized compensation cost related to non-vested RSUs and PRSUs was $22.5 million, which is expected to be recognized over a weighted average period of 2.8 years, and total unrecognized compensation cost related to non-vested stock options was $1.6 million, which is expected to be recognized over a weighted average period of 2.8 years.

RSUs and PRSUs

On March 27, 2014, 256,172 non-vested CBS RSUs held by our employees were converted into 561,021 non-vested Outdoor RSUs. The number of RSUs was converted at a ratio of approximately 2.2 to 1.0 in order to preserve the fair value of the awards both before and after conversion.

The following table summarizes the activity of the RSUs and PRSUs issued to our employees.

	CBS RSUs		Outdoor RSUs
	Activity	Weighted Average Per Share Grant Date Fair Market Value	Activity	Weighted Average Per Share Grant Date Fair Market Value
Non-vested as of December 31, 2013	472,490	$32.09
Employee transfers and grants	11,875	34.66
Vested	(157,723)	22.51
Forfeited	(2,909)	37.67

Non-vested before conversion	323,733	36.80
CBS RSUs converted to Outdoor RSUs	(256,172)	37.77
Non-vested Outdoor RSUs converted from CBS RSUs			561,021	$17.24

Non-vested CBS RSUs not being converted to Outdoor RSUs(a)	67,561	33.16
Granted:
RSUs			361,861	28.26
PRSUs			151,270	28.95

Non-vested as of March 31, 2014	67,561	33.16	1,074,152	22.60

(a)	Reflects RSUs which vested in April 2014.

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

Stock Options

CBS’ stock options held by our employees will remain outstanding until the split-off. At the time of the split-off, each CBS option held by our employees will be converted into an option under the Stock Plan to purchase our common stock with substantially equivalent terms, except that the number of shares of our common stock subject to each converted stock option award and the exercise price of each converted stock option award will be adjusted in order to preserve the intrinsic value of the award at the time of conversion. The following table summarizes the activity of CBS’ stock options issued to our employees.

	Stock Options	Weighted Average Grant Date Fair Market Value
Outstanding as of December 31, 2013	399,581	$29.30
Exercised	(103,176)	24.68
Forfeited	(38,064)	30.79

Outstanding as of March 31, 2014	258,341	30.92

Exercisable as of March 31, 2014	117,308	17.70

Note 12. Retirement Benefits

The following table presents the components of net periodic pension cost and amounts recognized in other comprehensive income (loss) for our pension plans:

	Three Months Ended March 31,
(in millions)	2014	2013
Components of net periodic pension cost:
Service cost	$0.3	$0.4
Interest cost	0.6	0.5
Expected return on plan assets	(0.7)	(0.6)
Amortization of actuarial losses(a)	0.2	0.3

Net periodic pension cost	$0.4	$0.6

(a)	Reflects amounts reclassified from accumulated other comprehensive income (loss) to net income.

In the three months ended March 31, 2014, we contributed $0.3 million to our pension plans. In 2014, we expect to contribute approximately $2.0 million to our pension plans.

Note 13. Income Taxes

Our U.S. operating results have been included in consolidated federal, and certain state and local income tax returns filed by CBS. The income tax expense reflected in the Consolidated Statements of Operations, deferred tax assets and liabilities included in the Consolidated Statements of Financial Position and income tax payments reflected in the Condensed Consolidated Statements of Cash Flows have been prepared as if these amounts were calculated on a separate tax return basis for us. We believe that the assumptions and estimates used to determine these tax amounts are reasonable. However, the consolidated financial statements herein may not necessarily reflect our income tax expense or tax payments in the future, or what our tax amounts would have been if we had been a stand-alone company during the periods presented.

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

On April 2, 2014, we entered into a tax matters agreement, which governs the respective rights, responsibilities and obligations of CBS and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes for the periods during which we are a member of the CBS consolidated tax group.

Our effective income tax rate represents a combined annual effective tax rate for federal, state, local and foreign taxes applied to interim operating results.

The effective income tax rate was 43.1% for the three months ended March 31, 2014, and 43.2% for the three months ended March 31, 2013.

Note 14. Commitments and Contingencies

Off-Balance Sheet Commitments

Our off-balance sheet commitments primarily consist of operating lease arrangements and guaranteed minimum franchise payments. These arrangements result from our normal course of business and represent obligations that are payable over several years.

We have long-term operating leases for office space, billboard sites and equipment, which expire at various dates. Certain leases contain renewal and escalation clauses.

We have agreements with municipalities and transit operators which entitle us to operate advertising displays within their transit systems, including on the interior and exterior of rail and subway cars and buses, as well as on benches, transit shelters, street kiosks, and transit platforms. Under most of these franchise agreements, the franchisor is entitled to receive the greater of a percentage of the relevant revenues, net of agency fees, or a specified guaranteed minimum annual payment.

Letters of Credit

We have indemnification obligations with respect to letters of credit and surety bonds primarily used as security against non-performance in the normal course of business. The outstanding letters of credit and surety bonds approximated $81.3 million as of March 31, 2014, of which $1.2 million was indemnified by CBS, and $78.3 million as of December 31, 2013, all of which was indemnified by CBS, and were not recorded on the Consolidated Statements of Financial Position. Upon the renewal of our lease and franchise agreements, and upon the entry into new arrangements with respect to our letters of credit and surety bonds, our letters of credit and surety bonds will no longer be indemnified by CBS.

Legal Matters

On an ongoing basis, we are engaged in lawsuits and governmental proceedings and respond to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, “litigation”). Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in our opinion, none of our current litigation is expected to have a material adverse effect on our results of operations, financial position or cash flows.

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

Note 15. Segment Information

The following tables set forth our financial performance by segment. We manage our operations through two segments—U.S. and International.

	Three Months Ended March 31,
(in millions)	2014	2013
Revenues:
U.S.	$255.0	$245.2
International	32.9	34.0

Total revenues	$287.9	$279.2

We present Operating income (loss) before Depreciation, Amortization, Net gain (loss) on dispositions and Stock-based compensation expense (“Adjusted OIBDA”) as the primary measure of profit and loss for our operating segments in accordance with FASB guidance for segment reporting.

	Three Months Ended March 31,
(in millions)	2014	2013
Net income	$8.4	$19.9
Provision for income taxes	5.9	14.9
Equity in earnings of investee companies, net of tax	(0.6)	(0.3)
Interest expense	12.5	0.1
Other expense, net	0.5	0.1

Operating income	26.7	34.7
Net gain on dispositions	(0.9)	(9.8)
Depreciation and amortization	48.0	48.9
Stock-based compensation(a)	1.8	1.6

Total Adjusted OIBDA	$75.6	$75.4

Adjusted OIBDA:
U.S.	$80.3	$80.1
International	1.1	0.6
Corporate	(5.8)	(5.3)

Total Adjusted OIBDA	$75.6	$75.4

(a)	Stock-based compensation is classified as a Corporate expense.

CBS OUTDOOR AMERICAS INC.

Notes to Consolidated Financial Statements

(Unaudited)

	Three Months Ended March 31,
(in millions)	2014	2013
Operating income (loss):
U.S.	$40.0	$48.2
International	(5.7)	(6.6)
Corporate	(7.6)	(6.9)

Total operating income	$26.7	$34.7

Net (gain) loss on dispositions:
U.S.	$(0.8)	$(9.9)
International	(0.1)	0.1

Total gain on dispositions	$(0.9)	$(9.8)

Depreciation and amortization:
U.S.	$41.1	$41.8
International	6.9	7.1

Total depreciation and amortization	$48.0	$48.9

Capital expenditures:
U.S.	$7.0	$5.3
International	1.2	0.7

Total capital expenditures	$8.2	$6.0

	As of
(in millions)	March 31, 2014	December 31, 2013
Assets:
U.S.	$3,054.0	$3,027.6
International	305.4	327.9
Corporate	99.0	—

Total assets	$3,458.4	$3,355.5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of CBS Outdoor Americas Inc.

In our opinion, the accompanying combined consolidated balance sheets and the related combined consolidated statements of operations, comprehensive income, invested equity and cash flows present fairly, in all material respects, the financial position of CBS Outdoor Americas, which consists of the entities comprising CBS Corporation’s Outdoor Americas operating segment, at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the Index to the Combined Consolidated Financial Statements present fairly, in all material respects, the information set forth therein when read in conjunction with the related combined consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York

February 18, 2014, except for the effects of the stock split discussed in Note 1 to the Combined Consolidated Financial Statements, as to which the date is March 17, 2014

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

	Year Ended December 31,
	2013	2012	2011
Revenues:
Billboard	$925.7	$913.6	$894.2
Transit and other	368.3	371.0	382.9

Total revenues	1,294.0	1,284.6	1,277.1

Expenses:
Operating	686.9	700.1	689.4
Selling, general and administrative	199.8	181.8	178.4
Restructuring charges (Note 5)	—	2.5	3.0
Net (gain) loss on dispositions	(27.3)	2.2	2.0
Depreciation	104.5	105.9	109.0
Amortization	91.3	90.9	102.9

Total expenses	1,055.2	1,083.4	1,084.7

Operating income	238.8	201.2	192.4
Other income (expense), net	(1.2)	(1.0)	0.8

Income before income taxes and equity in earnings of investee companies	237.6	200.2	193.2
Provision for income taxes	(96.6)	(89.0)	(87.8)
Equity in earnings of investee companies, net of tax	2.5	2.2	1.7

Net income	$143.5	$113.4	$107.1

Net income per basic and diluted share	$1.48	$1.17	$1.10
Weighted average number of basic and diluted common shares outstanding	97.0	97.0	97.0

The accompanying notes are an integral part of these

combined consolidated financial statements.

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Year Ended December 31,
	2013	2012	2011
Net income	$143.5	$113.4	$107.1

Other comprehensive income (loss), net of tax:
Cumulative translation adjustments	(14.9)	11.0	(14.3)
Net actuarial gain (loss)	5.8	(1.4)	(3.2)

Total other comprehensive income (loss), net of tax	(9.1)	9.6	(17.5)

Total comprehensive income	$134.4	$123.0	$89.6

The accompanying notes are an integral part of these

combined consolidated financial statements.

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED BALANCE SHEETS

(In millions)

	At December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$29.8	$20.2
Receivables, less allowances of $15.7 in 2013 and $19.3 in 2012	178.8	175.1
Deferred income tax assets, net (Note 10)	24.5	26.1
Prepaid lease and transit franchise costs	62.7	65.8
Other prepaid expenses	15.5	21.8
Other current assets	5.9	6.0

Total current assets	317.2	315.0

Property and equipment, net (Note 3)	755.4	807.9
Goodwill (Note 4)	1,865.7	1,877.2
Intangible assets (Note 4)	364.4	420.0
Other assets	52.8	44.8

Total assets	$3,355.5	$3,464.9

Liabilities and Invested Equity
Current liabilities:
Accounts payable	$80.0	$77.7
Accrued compensation	28.2	30.3
Accrued lease costs	17.7	19.2
Other accrued expenses	37.8	38.2
Deferred revenues	22.9	15.9
Other current liabilities	25.6	24.3

Total current liabilities	212.2	205.6

Long-term debt	—	—
Deferred income tax liabilities, net (Note 10)	288.5	313.8
Asset retirement obligation (Note 6)	31.7	30.6
Other liabilities	68.7	71.0
Commitments and contingencies (Note 12)
Invested equity:
Invested capital	2,829.5	2,909.9
Accumulated other comprehensive loss (Note 8)	(75.1)	(66.0)

Total invested equity	2,754.4	2,843.9

Total liabilities and invested equity	$3,355.5	$3,464.9

The accompanying notes are an integral part of these

combined consolidated financial statements.

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED STATEMENTS OF INVESTED EQUITY

(In millions)

	Year Ended December 31,
	2013	2012	2011
Invested capital:
Balance, beginning of year	$2,909.9	$3,066.2	$3,221.4
Net income	143.5	113.4	107.1
Net distribution to CBS	(223.9)	(269.7)	(262.3)

Balance, end of year	2,829.5	2,909.9	3,066.2

Accumulated other comprehensive loss:
Balance, beginning of year	(66.0)	(75.6)	(58.1)
Other comprehensive income (loss)	(9.1)	9.6	(17.5)

Balance, end of year	(75.1)	(66.0)	(75.6)

Total invested equity	$2,754.4	$2,843.9	$2,990.6

The accompanying notes are an integral part of these

combined consolidated financial statements.

CBS OUTDOOR AMERICAS

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2013	2012	2011
Operating activities:
Net income	$143.5	$113.4	$107.1
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation and amortization	195.8	196.8	211.9
Deferred tax provision	(15.5)	(6.6)	32.8
Stock-based compensation	7.5	5.7	5.0
Provision for doubtful accounts	0.4	3.1	3.0
Net (gain) loss on dispositions	(27.3)	2.2	2.0
Equity in earnings of investee companies, net of tax	(2.5)	(2.2)	(1.7)
Distributions from investee companies	4.4	6.4	6.2
Change in assets and liabilities, net of investing and financing activities:
(Increase) decrease in receivables	(7.1)	7.6	7.6
Decrease in prepaid expenses and other current assets	9.5	3.9	1.2
Decrease in accounts payable and accrued expenses	(34.9)	(21.1)	(33.7)
Increase (decrease) in deferred revenues	7.1	0.9	(2.5)
(Decrease) increase in income taxes	(6.5)	(3.8)	1.8
Other, net	4.0	5.0	1.4

Net cash flow provided by operating activities	278.4	311.3	342.1

Investing activities:
Acquisitions	(11.5)	(0.4)	(7.9)
Capital expenditures	(58.2)	(53.6)	(45.6)
Proceeds from dispositions	28.7	0.5	0.8

Net cash flow used for investing activities	(41.0)	(53.5)	(52.7)

Financing activities:
Excess tax benefit from stock-based compensation	5.8	2.9	2.3
Net cash distribution to CBS	(232.6)	(279.7)	(269.4)
Other	(0.2)	(0.2)	(0.2)

Net cash flow used for financing activities	(227.0)	(277.0)	(267.3)

Effect of exchange rate changes on cash and cash equivalents	(0.8)	1.8	(3.5)

Net increase (decrease) in cash and cash equivalents	9.6	(17.4)	18.6
Cash and cash equivalents at beginning of year	20.2	37.6	19.0

Cash and cash equivalents at end of year	$29.8	$20.2	$37.6

Supplemental disclosure of cash flow information
Cash paid for income taxes (Note 10)	$112.8	$96.5	$50.9
Non-cash investing activities:
Investments in investee companies	$13.1	$—	$—

The accompanying notes are an integral part of these

combined consolidated financial statements.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollars in millions, except per share amounts)

1) DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business—CBS Outdoor Americas Inc. (the “Company”) was formed as an indirect wholly owned subsidiary of CBS Corporation (“CBS”). CBS completed a series of reorganization transactions resulting in the entities comprising CBS’s Outdoor Americas operating segment being consolidated under the Company. The Company provides advertising space (“displays”) on out-of-home advertising structures and sites in the United States, Canada and Latin America. The Company’s portfolio includes billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. The Company also has a number of exclusive multiyear contracts to operate advertising displays in municipal transit systems. The Company has displays in all of the 25 largest markets in the United States and over 180 markets across the United States, Canada and Latin America. The Company manages its business through two segments—United States and International.

The Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (“SEC”) with respect to an initial public offering of its common stock (the “Offering”). Upon completion of the Offering, CBS expects to indirectly own at least 80% of CBS Outdoor Americas Inc.’s outstanding common stock and CBS Outdoor Americas Inc. will continue to be controlled by CBS. In January 2014, in connection with this transaction, the Company incurred $1.6 billion of indebtedness (“Formation Borrowings”) (See Note 14).

On March 14, 2014, the Company’s Board of Directors declared a 970,000-for-one split of the Company’s common stock effected through a stock dividend to CBS. As a result of the stock split, the 100 shares of the Company’s common stock outstanding were converted into 97,000,000 shares, par value $0.01 per share. Accordingly, all share and per share data reflect this stock split for all periods presented. Also on March 14, 2014, the Company’s Board of Directors declared a contingent dividend to CBS, payable in an aggregate amount of 3,000,000 shares of the Company’s common stock less the total number of shares of the Company’s common stock actually purchased by the underwriters in the Offering pursuant to their option to purchase an additional 3,000,000 shares. These shares of the Company’s common stock, if any, are payable to CBS at the end of a 30-day period in which the underwriters may exercise this option.

During 2013, CBS submitted a private letter ruling request with the Internal Revenue Service (“IRS”) to qualify the Company as a real estate investment trust (“REIT”). If the ruling is granted, the Company intends to elect the status of and qualify to be taxed as a REIT under the Internal Revenue Code of 1986 (the “Code”), after the Company’s separation from CBS. CBS has been advised by the IRS that the IRS has decided to study the current legal standards it uses to define “real estate” for purposes of the REIT provisions of the Code.

CBS has advised the Company that it currently intends to dispose of all of the shares of CBS Outdoor Americas Inc. common stock that it indirectly will own upon the completion of the Offering through a tax-free split-off (the “split-off”) pursuant to which CBS will offer its stockholders the option to exchange their shares of CBS common stock for shares of CBS Outdoor Americas Inc. common stock in an exchange offer. If CBS does not proceed with the split-off, it could elect to dispose of CBS Outdoor Americas Inc. common stock in a number of different types of transactions, including open market sales, sales to one or more third parties or pro rata distributions of CBS Outdoor Americas Inc. shares to CBS’s stockholders or a combination of these transactions. All of these actions are subject to customary approvals, and there are no assurances that such transactions will be completed.

Basis of Presentation—The accompanying combined consolidated financial statements are presented on a “carve-out” basis from CBS’s consolidated financial statements based on the historical results of operations, cash

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

flows, assets and liabilities attributable to its Outdoor Americas operating segment. CBS provides the Company with certain services, such as insurance and support for technology systems, and also provides benefits to the Company’s employees, including certain postemployment benefits, medical, dental, life and disability insurance and participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the combined consolidated financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were determined based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to the Company, and the number of CBS operating entities benefiting from such services. In addition, the Company’s income tax provision and related tax accounts are presented as if these amounts were calculated on a separate tax return basis. Management believes that the assumptions and estimates used in preparation of the underlying combined consolidated financial statements are reasonable. However, the combined consolidated financial statements herein do not necessarily reflect what the Company’s financial position, results of operations or cash flows would have been if the Company had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the Company’s future results of operations, financial position or cash flows.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company’s combined consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the amounts reported in the combined consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and short-term (maturities of three months or less at the date of purchase) highly liquid investments. Prior to the Formation Borrowings (See Note 14), the Company carried minimal cash on hand as it participated in CBS’s centralized cash management system. On January 31, 2014, at the time of the Formation Borrowings, such participation ceased.

Receivables—Receivables consist primarily of trade receivables from customers, net of advertising agency commissions, and are stated net of an allowance for doubtful accounts. The provision for doubtful accounts is estimated based on historical bad debt experience, the aging of accounts receivable, industry trends and economic indicators, as well as recent payment history for specific customers.

Property and Equipment—Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Buildings and improvements	20 to 40 years
Advertising structures	5 to 20 years
Furniture, equipment and other	3 to 10 years

For advertising structures associated with a contract, the assets are depreciated over the shorter of the contract term or useful life. Maintenance and repair costs to maintain property and equipment in their original operating condition are charged to expense as incurred. Improvements or additions that extend the useful life of the assets are capitalized. When an asset is retired or otherwise disposed of, the associated cost and accumulated depreciation are removed and the resulting gain or loss is recognized.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Business Combinations and Asset Acquisitions—The Company routinely acquires out-of-home advertising assets, including advertising structures and permits and leasehold agreements. The Company determines the accounting for these transactions by first evaluating whether the assets acquired and liabilities assumed, if any, constitute a business using the guidelines in the Financial Accounting Standards Board (“FASB”) guidance for business combinations. If the assets acquired and liabilities assumed constitute a business, the purchase price is allocated to the tangible and identifiable intangible net assets acquired based on their estimated fair values with the excess of the purchase price over those estimated fair values recorded as goodwill. If the acquired assets do not constitute a business, the Company allocates the purchase price to the individual tangible and intangible assets acquired based on their relative fair values.

Impairment of Long-Lived Assets—Long-lived assets are assessed for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to the respective asset’s carrying value. The amount of impairment loss, if any, will be measured by the difference between the net carrying value and the estimated fair value of the asset and recognized as a noncash charge.

Goodwill and Intangible Assets—Goodwill is allocated to various reporting units. Each of the Company’s segments consists of two reporting units. Intangible assets, which primarily consist of acquired permits and leasehold agreements and franchise agreements, are amortized by the straight-line method over their estimated useful lives, which range from five to 40 years. Goodwill is not amortized but is tested at the reporting-unit level annually for impairment and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. If the carrying value of goodwill exceeds its fair value, an impairment loss is recognized as a noncash charge.

Revenue Recognition—The Company’s revenues are primarily derived from providing space on advertising displays for local, regional and national advertisements. Contracts with customers generally cover periods ranging from four weeks to twelve months and are generally billed every four weeks. Revenues from billboard displays are recognized as rental income on a straight-line basis over the contract term. Transit and other revenues are recognized as earned, which is typically ratably over the contract period. For space provided to advertisers through the use of an advertising agency whose commission is calculated based on a stated percentage of gross billing revenues, revenues are reported net of agency commissions.

Deferred revenues primarily consist of revenues paid in advance of being earned.

Revenues derived from a single contract that contains multiple site locations are allocated based on the relative fair value of each delivered item and recognized in accordance with the applicable revenue recognition criteria for the specific unit of accounting.

Concentration of Credit Risk—In the opinion of management, credit risk is limited due to the large number of customers and advertising agencies utilized. The Company performs credit evaluations on its customers and agencies and believes that the allowances for doubtful accounts are adequate.

Billboard Property Lease and Transit Franchise Expenses—The Company’s billboards are primarily located on leased real property. Lease agreements are negotiated for varying terms ranging from one month to multiple years, most of which provide renewal options. Lease costs consist of a fixed monthly amount and certain lease agreements also include contingent rent based on the revenues the Company generates from the leased site. Property leases are generally paid in advance for periods ranging from one to twelve months. The fixed component of lease costs is expensed evenly over the contract term, and contingent rent is expensed as it becomes probable, which is consistent with when the related revenues are recognized.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Transit franchise agreements generally provide for payment to the municipality or transit operator of the greater of a percentage of the revenues that the Company generates under the related transit contract and a specified guaranteed minimum payment. The costs which are determined based on a percentage of revenues are expensed as incurred when the related revenues are recognized, and the minimum guarantee is expensed over the contract term.

Direct Lease Acquisition Costs—Variable commissions directly associated with billboard revenues are amortized on a straight-line basis over the related customer lease term, which generally ranges from four weeks to one year. Amortization of direct lease acquisition costs is presented within amortization expense in the accompanying Combined Consolidated Statements of Operations.

Foreign Currency Translation and Transactions—The assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the balance sheet date, while results of operations are translated at average exchange rates for the respective periods. The resulting translation gains and losses are included as a component of invested equity in accumulated other comprehensive loss. Foreign currency transaction gains and losses are included in “Other income (expense), net” in the Combined Consolidated Statements of Operations.

Income Taxes—Income taxes are accounted for under the asset and liability method of accounting. Deferred income tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement carrying amounts and their respective tax basis. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company’s effective tax rate represents federal, state, local and foreign taxes, each calculated separately based on each jurisdiction’s earnings before income taxes and equity in earnings of investee companies.

The Company’s income taxes as presented herein, including the provision for income taxes, deferred tax assets and liabilities, and income tax payments are calculated on a separate tax return basis, even though the Company’s U.S. operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining the Company’s tax provision, taxes paid and related tax accounts in the combined consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that the Company would have followed as a separate stand-alone company.

Asset Retirement Obligation—An asset retirement obligation is established for the estimated future obligation, upon termination or nonrenewal of a lease, associated with removing structures from the leased property and, when required by the contract, the cost to return the leased property to its original condition. These obligations are recorded at their present value in the period in which the liability is incurred and are capitalized as part of the related assets’ carrying value. Accretion of the liability is recognized in operating expenses and the capitalized cost is depreciated over the expected useful life of the related asset.

Stock-based Compensation—CBS issued stock options and restricted stock units (“RSUs”) for CBS Class B Common Stock to certain employees of the Company under its equity incentive plans. CBS measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the vesting period during which an employee is required to provide service in exchange for the award.

Subsequent Events—The Company performed an evaluation of subsequent events through February 18, 2014, which is the date the financial statements were available to be issued.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Adoption of New Accounting Standards

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

During 2013, the Company adopted the FASB guidance that requires disclosure of significant amounts reclassified out of accumulated other comprehensive income by component and their corresponding effect on the respective line items of net income (See Note 8).

Fair Value Measurements

During 2012, the Company adopted the FASB amended guidance which clarifies the FASB’s intent about the application of existing fair value measurement requirements and changes in certain principles and requirements for measuring fair value and for disclosing information about fair value measurements. The adoption of this guidance did not have a material effect on the Company’s combined consolidated financial statements.

Recent Pronouncements

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

In July 2013, the FASB issued guidance on the presentation of the reserve for uncertain tax positions when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires the reserve for uncertain tax positions to be presented in the financial statements as a reduction to the deferred tax asset for a tax loss or other tax carryforward that would be applied in the settlement of the uncertain tax position. This guidance, which is effective for interim and annual reporting periods beginning after December 15, 2013, will not have a material effect on the Company’s combined consolidated financial statements.

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued guidance on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. Under this guidance, the Company is required to measure its obligations under such arrangements as the sum of the amount it agreed to pay in the arrangement among its co-obligors and any additional amount the Company expects to pay on behalf of its co-obligors. The Company is also required to disclose the nature and amount of the obligation. This guidance, which is effective for interim and annual reporting periods beginning after December 15, 2013, will not have a material effect on the Company’s combined consolidated financial statements.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

3) PROPERTY AND EQUIPMENT

The table below presents the balances of major classes of assets and accumulated depreciation.

At December 31,	2013	2012
Land	$88.6	$87.8
Buildings and improvements	45.0	45.7
Advertising structures	1,662.3	1,655.9
Furniture, equipment and other	77.2	76.3
Construction in progress	18.9	13.5

	1,892.0	1,879.2
Less accumulated depreciation	1,136.6	1,071.3

Property and equipment, net	$755.4	$807.9

Depreciation expense was $104.5 million, $105.9 million and $109.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

4) GOODWILL AND OTHER INTANGIBLE ASSETS

For the years ended December 31, 2013 and 2012, the changes in the book value of goodwill by segment were as follows:

	United States	International	Total
At December 31, 2011	$1,758.0	$114.3	$1,872.3
Currency translation adjustments	—	4.9	4.9

At December 31, 2012	1,758.0	119.2	1,877.2
Currency translation adjustments	—	(5.1)	(5.1)
Dispositions	(6.4)	—	(6.4)

At December 31, 2013	$1,751.6	$114.1	$1,865.7

The balance in the Company’s United States segment is net of accumulated impairments of $7.19 billion at December 31, 2013 and $7.22 billion at both December 31, 2012 and 2011, which were incurred prior to 2009.

The balance in the Company’s International segment is net of accumulated impairments of $489.2 million at December 31, 2013, 2012 and 2011, which were incurred prior to 2009.

The Company’s identifiable intangible assets primarily consist of acquired permits and leasehold agreements and franchise agreements which grant the Company the right to operate out-of-home structures in specified locations and the right to provide advertising space on railroad and municipal transit properties. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is the respective life of the agreement that in some cases includes historical experience of renewals.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The Company’s identifiable intangible assets consist of the following:

At December 31, 2013	Gross	Accumulated Amortization	Net
Permits and leasehold agreements	$880.6	$(659.0)	$221.6
Franchise agreements	462.4	(320.7)	141.7
Other intangible assets	2.1	(1.0)	1.1

Total intangible assets	$1,345.1	$(980.7)	$364.4

At December 31, 2012	Gross	Accumulated Amortization	Net
Permits and leasehold agreements	$875.7	$(625.5)	$250.2
Franchise agreements	476.9	(309.0)	167.9
Other intangible assets	15.7	(13.8)	1.9

Total intangible assets	$1,368.3	$(948.3)	$420.0

All of the Company’s intangible assets, except goodwill, are subject to amortization. Amortization expense was $91.3 million, $90.9 million and $102.9 million for the years ended December 31, 2013, 2012 and 2011, respectively, which includes the amortization of direct lease acquisition costs of $30.9 million, $31.1 million and $32.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. Direct lease acquisition costs are amortized on a straight-line basis over the related customer lease term, which generally ranges from four weeks to one year.

The Company expects its aggregate annual amortization expense for intangible assets, before considering the impact of future direct lease acquisition costs, for each of the years 2014 through 2018, to be as follows:

	2014	2015	2016	2017	2018
Amortization expense	$57.1	$55.2	$50.1	$27.9	$21.0

5) RESTRUCTURING CHARGES

During 2012 and 2011, in efforts to reduce its cost structure, the Company recorded restructuring charges of $2.5 million and $3.0 million, respectively, mainly in the United States segment. The charges principally reflected severance costs associated with the elimination of positions. At December 31, 2013, all of the restructuring reserves were fully utilized and at December 31, 2012, $1.1 million of the restructuring reserves were remaining.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

6) ASSET RETIREMENT OBLIGATION

The following table sets forth the change in the asset retirement obligations associated with the Company’s advertising structures located on leased properties. The obligation is calculated based on the assumption that all of the Company’s advertising structures will be removed within the next 50 years. The estimated annual costs to dismantle and remove the structures upon the termination or nonrenewal of its leases are consistent with the Company’s historical experience. During the last several years, the Company has primarily invested in upgrading certain of its existing structures to digital formats and therefore has not had significant additions to its portfolio of properties.

At December 31, 2011	$29.3
Accretion expense	1.8
Liabilities settled	(1.0)
Foreign currency translation adjustments	0.5

At December 31, 2012	30.6
Accretion expense	2.2
Liabilities settled	(0.9)
Foreign currency translation adjustments	(0.2)

At December 31, 2013	$31.7

7) RELATED PARTY TRANSACTIONS

CBS Corporation. The Company is indirectly wholly owned by CBS. CBS provides the Company with certain services, such as insurance and support for technology systems, and also provides benefits to the Company’s employees, including certain postemployment benefits, medical, dental, life and disability insurance and participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the combined consolidated financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were determined based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to the Company, and the number of CBS operating entities benefiting from such services. Charges for these services and benefits have been included in selling, general and administrative expenses in the accompanying Combined Consolidated Statements of Operations and totaled $60.9 million, $47.7 million and $46.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. For 2013, these charges also included professional fees associated with matters related to the Company’s election and qualification to be taxed as a REIT and costs related to the Company’s preparation to operate as a stand-alone public company. Management believes that the assumptions and estimates used to allocate these expenses are reasonable. However, the Company’s expenses as a stand-alone company may be different from those reflected in the Combined Consolidated Statements of Operations.

Prior to the Formation Borrowings in January 2014, the Company participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash the Company generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. In conjunction therewith, the intercompany transactions between the Company and CBS have been considered to be effectively settled in cash in these financial statements. The net effect of the settlement of these intercompany transactions, in addition to cash transfers to and from CBS, are reflected in “Net cash distribution to CBS” on the Combined Consolidated Statements of Cash Flows and “Net distribution to CBS” on the Combined Consolidated

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Statements of Invested Equity. The amounts on these financial statement line items differ due to noncash transactions, such as stock-based compensation expense. On January 31, 2014, at the time of the Formation Borrowings, (See Note 14) the Company’s participation in CBS’s centralized cash management system ceased.

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to the Company as none of CBS’s debt is directly attributable to the Company.

For advertising spending placed by CBS and its subsidiaries, the Company recognized total revenues of $14.9 million, $16.6 million and $20.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Other Related Parties. The Company has a 50% ownership interest in two joint ventures that operate transit shelters in Los Angeles and Vancouver. These ventures are accounted for as equity investments. At December 31, 2013 and 2012, these investments totaled $24.1 million and $11.3 million, respectively, and are included in “Other assets” on the Combined Consolidated Balance Sheets. The Company provides management services to these joint ventures. Management fees earned from these joint ventures were immaterial for all periods presented.

In 2013, the Company sold 50% of its transit shelter operations in Los Angeles for $17.5 million. The Company and the buyer each subsequently contributed their respective 50% interests in these operations to a 50/50 joint venture that the Company and buyer own together. This transaction resulted in a gain of $17.5 million in 2013.

Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. Revenues recognized for advertising spending placed by various subsidiaries of Viacom Inc. were $9.3 million, $9.4 million and $11.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

8) ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents the changes in the components of accumulated other comprehensive income (loss).

	Cumulative Translation Adjustments	Net Actuarial Gain (Loss)	Accumulated Other Comprehensive Income (Loss)
At December 31, 2010	$(51.0)	$(7.1)	$(58.1)
Other comprehensive loss	(14.3)	(3.2)	(17.5)

At December 31, 2011	(65.3)	(10.3)	(75.6)
Other comprehensive income (loss)	11.0	(1.4)	9.6

At December 31, 2012	(54.3)	(11.7)	(66.0)
Other comprehensive income (loss) before reclassifications	(14.9)	5.2	(9.7)
Amortization of actuarial losses reclassified to net income (a)	—	0.6	0.6

Other comprehensive income (loss)	(14.9)	5.8	(9.1)

At December 31, 2013	$(69.2)	$(5.9)	$(75.1)

a)	See Note 11 for additional details of items reclassified from accumulated other comprehensive income to net income.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Net actuarial gain (loss) included in other comprehensive income (loss) is net of a tax expense of $3.3 million for the year ended December 31, 2013, and net of a tax benefit of $.3 million and $2.9 million for the years ended December 31, 2012 and 2011, respectively.

9) STOCK-BASED COMPENSATION

Certain of the Company’s employees were granted awards of RSUs and stock options for CBS Class B Common Stock under the CBS equity incentive plans. These awards include an annual grant to certain management employees as well as annual grants under the CBS Fund the Future Program to substantially all of the Company’s U.S. employees. At the time of the Offering, outstanding RSUs for CBS Class B Common Stock held by the Company’s employees will be converted into RSUs for shares of the Company. The fair value of the converted RSUs will equal the fair value of the RSU awards for CBS common stock at the time of conversion.

The following table summarizes the Company’s stock-based compensation expense for the years ended December 31, 2013, 2012 and 2011.

Year Ended December 31,	2013	2012	2011
RSUs	$6.8	$5.2	$4.7
Stock options	0.7	0.5	0.3

Stock-based compensation expense, before income taxes	7.5	5.7	5.0
Tax benefit	(3.0)	(2.3)	(2.0)

Stock-based compensation expense, net of tax	$4.5	$3.4	$3.0

RSUs

Compensation expense for RSUs is determined based upon the market price of the CBS shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a three- to four-year service period. For certain RSU awards the number of shares an employee earns is based on the outcome of performance conditions. Compensation expense is recorded based on the probable outcome of the performance condition. Forfeitures for RSUs are estimated on the date of grant based on historical forfeiture rates. On an annual basis, adjustments are made to compensation expense based on actual forfeitures and the forfeiture rates are revised as necessary.

The total fair value of RSUs that vested during 2013, 2012 and 2011 was $16.4 million, $11.4 million and $10.1 million, respectively. Total unrecognized compensation cost related to non-vested RSUs at December 31, 2013 was $9.7 million, which is expected to be recognized over a weighted average period of 2.3 years.

The following table summarizes the activity of CBS’s RSUs issued to employees of the Company.

	RSUs	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2012	665,282	$19.65
Granted	190,484	$47.26
Vested	(366,273)	$17.43
Forfeited	(17,003)	$31.06

Non-vested at December 31, 2013	472,490	$32.09

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Stock Options

Stock options vest over a four-year service period and expire eight years from the date of grant. Forfeitures are estimated on the date of grant based on historical forfeiture rates. On an annual basis, adjustments are made to compensation expense based on actual forfeitures and the forfeiture rates are revised as necessary.

The weighted average fair value of stock options as of the grant date was $14.04, $8.83 and $7.59 in 2013, 2012 and 2011, respectively. Compensation expense for stock options is determined based on the grant date fair value of the award using the Black-Scholes options-pricing model with the following weighted average assumptions:

	2013	2012	2011
Expected dividend yield	1.38%	2.00%	2.00%
Expected stock price volatility	35.00%	40.20%	41.16%
Risk-free interest rate	1.20%	1.01%	2.34%
Expected term of options (years)	5.00	5.02	5.06

The expected stock price volatility is determined using a weighted average of historical volatility for CBS Class B Common Stock and implied volatility of publicly traded options to purchase CBS Class B Common Stock. Given the existence of an actively traded market for CBS options, the Company was able to derive implied volatility using publicly traded options to purchase CBS Class B Common Stock that were trading near the grant date of the employee stock options at a similar exercise price and a remaining term of greater than one year.

The risk-free interest rate is based on a U.S. Treasury rate in effect on the date of grant with a term equal to the expected life. The expected term is determined based on historical employee exercise and post-vesting termination behavior. The expected dividend yield represents the future expectation of the dividend yield based on current rates and historical patterns of dividend changes.

Total unrecognized compensation cost related to non-vested stock option awards at December 31, 2013 was $1.7 million, which is expected to be recognized over a weighted average period of 3.0 years.

The following table summarizes the Company’s stock option activity under the CBS equity incentive plans.

	Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2012	584,494	$22.01
Granted	101,611	$49.64
Exercised	(213,102)	$18.88
Forfeited or Expired	(73,422)	$29.69

Outstanding at December 31, 2013	399,581	$29.30

Exercisable at December 31, 2013	184,215	$21.41

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The following table summarizes other information relating to stock option exercises during the years ended December 31, 2013, 2012 and 2011.

Year Ended December 31,	2013	2012	2011
Cash paid to CBS by employees of the Company for stock option exercises	$4.0	$6.5	$0.8
Tax benefit of stock option exercises	$2.5	$0.8	$0.9
Intrinsic value of stock option exercises	$6.1	$1.9	$2.1

The following table summarizes information concerning outstanding and exercisable stock options to purchase CBS Class B Common Stock under the CBS equity incentive plans at December 31, 2013.

	Outstanding			Exercisable
Range of Exercise Price	Number of Options	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$5 to 9.99	47,081	3.15	$5.20	47,081	$5.20
$10 to 19.99	42,036	4.16	$13.43	16,179	$13.43
$20 to 29.99	154,985	4.22	$26.99	67,087	$27.00
$30 to 39.99	53,868	0.18	$31.03	53,868	$31.03
$40 to 49.99	53,592	7.12	$43.21	—	$—
$50 to 59.99	48,019	7.72	$56.81	—	$—

	399,581			184,215

Stock options outstanding at December 31, 2013 have a weighted average remaining contractual life of 4.35 years and the total intrinsic value for “in-the-money” options, based on the closing stock price of CBS Class B Common Stock of $63.74, was $13.8 million. Stock options exercisable at December 31, 2013 have a weighted average remaining contractual life of 2.03 years and the total intrinsic value for “in-the-money” exercisable options was $7.8 million.

10) INCOME TAXES

The Company’s U.S. operating results have been included in consolidated federal, and certain state and local income tax returns filed by CBS. The income tax expense reflected in the Combined Consolidated Statements of Operations, deferred tax assets and liabilities included in the Combined Consolidated Balance Sheets and income tax payments reflected in the Combined Consolidated Statements of Cash Flows have been prepared as if these amounts were calculated on a separate tax return basis for the Company. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, the combined consolidated financial statements herein may not necessarily reflect the Company’s income tax expense or tax payments in the future, or what its tax amounts would have been if the Company had been a stand-alone company during the periods presented.

Cash paid for income taxes was assumed to be $112.8 million, $96.5 million and $50.9 million for the years ended December 31, 2013, 2012 and 2011, respectively.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The U.S. and foreign components of income before income taxes and equity in earnings of investee companies were as follows:

Year Ended December 31,	2013	2012	2011
United States	$239.8	$201.9	$178.6
Foreign	(2.2)	(1.7)	14.6

Total	$237.6	$200.2	$193.2

The components of the provision for income taxes are as follows:

Year Ended December 31,	2013	2012	2011
Current:
Federal	$85.1	$71.8	$32.5
State and local	21.8	18.9	10.5
Foreign	5.2	4.9	12.0

	112.1	95.6	55.0
Deferred	(15.5)	(6.6)	32.8

Provision for income taxes	$96.6	$89.0	$87.8

The difference between income taxes expected at the U.S. federal statutory income tax rate of 35% and the provision for income taxes is summarized as follows:

Year Ended December 31,	2013	2012	2011
Taxes on income at U.S. statutory rate	$83.2	$70.1	$67.6
State and local taxes, net of federal tax benefit	7.6	13.4	13.1
Effect of foreign operations	4.0	2.2	3.4
Audit settlements	—	—	3.8
Other, net(a)	1.8	3.3	(0.1)

Provision for income taxes	$96.6	$89.0	$87.8

(a)	For 2012, other primarily reflects a charge related to the Company’s domestic production deduction.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The following table is a summary of the components of deferred income tax assets and liabilities.

At December 31,	2013	2012
Deferred income tax assets:
Provision for expenses and losses	$31.3	$35.4
Postretirement and other employee benefits	9.9	12.7
Tax credit and loss carryforwards	14.6	13.7
Other	0.1	1.9

Total deferred income tax assets	55.9	63.7
Valuation allowance	(10.1)	(8.0)

Deferred income tax assets, net	45.8	55.7

Deferred income tax liabilities:
Property, equipment and intangible assets	(309.3)	(340.5)
Other	(0.5)	—

Total deferred income tax liabilities	(309.8)	(340.5)

Deferred income tax liabilities, net	$(264.0)	$(284.8)

At December 31, 2012, $2.9 million of noncurrent deferred tax assets was included in “Other assets” on the Combined Consolidated Balance Sheet.

At December 31, 2013, the Company had net operating loss carryforwards for federal, state and local, and foreign jurisdictions of $47.2 million. Approximately $22.0 million of these losses may be carried forward indefinitely, subject to limitations imposed by local tax laws. The remaining net operating losses expire in various years from 2014 through 2027.

The 2013 and 2012 deferred income tax assets were reduced by a valuation allowance of $10.1 million and $8.0 million, respectively, principally relating to income tax benefits from net operating losses which are not expected to be realized.

The Company’s international operations have generated cumulative losses, and, therefore have no unremitted earnings.

The following table sets forth the change in the reserve for uncertain tax positions, excluding related accrued interest and penalties.

At January 1, 2011	$1.9
Additions for current year tax positions	3.5

At December 31, 2011	5.4
Additions for current year tax positions	3.8
Reductions for prior year tax positions	(4.3)

At December 31, 2012	4.9
Additions for current year tax positions	0.2
Reductions for prior year tax positions	(1.1)

At December 31, 2013	$4.0

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The reserve for uncertain tax positions of $4.0 million at December 31, 2013 includes $3.4 million which would affect the Company’s effective income tax rate if and when recognized in future years.

The Company recognizes interest and penalty charges related to the reserve for uncertain tax positions as part of income tax expense. These charges were not material for any of the periods presented.

11) RETIREMENT BENEFITS

The Company sponsors two defined benefit pension plans covering specific groups of employees in Canada and the United States. The benefits for the pension plan in Canada are based primarily on an employee’s years of service and average pay near retirement. Participating employees in this plan are vested after two years of service or immediately, depending on the province of their employment. The Company funds this plan in accordance with the rules and regulations of the Pension Benefits Act of the Province of Ontario, Canada. Plan assets consist principally of equity securities, corporate bonds and government related securities included in a master trust. The pension plan in the United States covers a small number of hourly employees of the Company. The investments of the pension plan in the United States consist entirely of the plan’s interest in a master trust, which invests the assets of this plan as well as several other defined benefit plans sponsored by CBS. The plan’s interest in the master trust is less than one percent. The plan is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended.

The Company uses a December 31 measurement date for all pension plans.

The following table sets forth the change in benefit obligation for the Company’s pension plans.

	2013	2012
Change in benefit obligation:
Benefit obligation, beginning of year	$52.7	$46.8
Service cost	1.7	1.5
Interest cost	2.0	2.2
Actuarial (gain) loss	(5.1)	2.7
Benefits paid	(1.6)	(2.2)
Cumulative translation adjustments	(3.7)	1.7

Benefit obligation, end of year	$46.0	$52.7

The following table sets forth the change in plan assets for the Company’s pension plans.

	2013	2012
Change in plan assets:
Fair value of plan assets, beginning of year	$40.1	$34.2
Actual return on plan assets	4.5	2.8
Employer contributions	3.8	4.1
Benefits paid	(1.6)	(2.2)
Cumulative translation adjustments	(3.1)	1.2

Fair value of plan assets, end of year	$43.7	$40.1

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The funded status of pension benefit obligations and the related amounts recognized on the Combined Consolidated Balance Sheets were as follows:

At December 31,	2013	2012
Funded status, end of year	$(2.3)	$(12.6)

Amounts recognized on Combined Consolidated Balance Sheets:
Other noncurrent liabilities	$(2.3)	$(12.6)

Net amounts recognized	$(2.3)	$(12.6)

The following amounts were recognized in accumulated other comprehensive loss on the Combined Consolidated Balance Sheets.

At December 31,	2013	2012
Net actuarial loss	$(10.2)	$(19.3)
Deferred income taxes	4.3	7.6

Net amount recognized in accumulated other comprehensive loss	$(5.9)	$(11.7)

The accumulated benefit obligation for the defined benefit pension plans was $41.6 million and $46.5 million at December 31, 2013 and 2012, respectively.

The information for the pension plans with an accumulated benefit obligation in excess of plan assets is set forth below.

At December 31,	2013	2012
Projected benefit obligation	$2.0	$52.7
Accumulated benefit obligation	$1.9	$46.5
Fair value of plan assets	$1.8	$40.1

For the Company’s pension plan in Canada, the fair value of plan assets exceeded the accumulated benefit obligation at December 31, 2013.

The following tables present the components of net periodic pension cost and amounts recognized in other comprehensive income (loss).

Year Ended December 31,	2013	2012	2011
Components of net periodic pension cost:
Service cost	$1.7	$1.5	$1.3
Interest cost	2.0	2.2	2.2
Expected return on plan assets	(2.4)	(2.1)	(2.2)
Amortization of actuarial losses	1.0	0.9	0.4

Net periodic pension cost	$2.3	$2.5	$1.7

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Year Ended December 31,	2013
Other comprehensive income (loss):
Actuarial gains	$7.2
Amortization of actuarial losses(a)	1.0
Cumulative translation adjustments	0.9

9.1
Deferred income taxes	(3.3)

Recognized in other comprehensive loss, net of tax	$5.8

(a)	Reflects amounts reclassified from accumulated other comprehensive income (loss) to net income.

Estimated net actuarial losses related to the defined benefit pension plans of approximately $.4 million, will be amortized from accumulated other comprehensive loss into net periodic pension costs in 2014.

	2013	2012
Weighted average assumptions used to determine benefit obligations at December 31:
Discount rate	5.0%	4.0%
Rate of compensation increase	3.0%	3.0%
Weighted average assumptions used to determine net periodic cost for the year ended December 31:
Discount rate	4.0%	4.5%
Expected long-term return on plan assets	6.0%	6.2%
Rate of compensation increase	3.0%	3.0%

For each pension plan, the discount rate is determined based on the yield on portfolios of high quality bonds, constructed to provide cash flows necessary to meet the expected future benefit payments, as determined for the projected benefit obligation. The expected return on plan assets assumption was derived using the current and expected asset allocation of the pension plan assets and considering historical as well as expected returns on various classes of plan assets.

Plan Assets

The Company’s plan assets are included in a master trust in Canada and a master trust in the United States, both administered by CBS. The asset allocations of these master trusts are based upon an analysis of the timing and amount of projected benefit payments, projected company contributions, the expected returns and risk of the asset classes and the correlation of those returns. At December 31, 2013, the Company invested approximately 40% in fixed income instruments, 54% in equity instruments, and the remainder in cash, cash equivalents and other investments.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The following tables set forth the Company’s pension plan assets measured at fair value on a recurring basis at December 31, 2013 and 2012. These assets have been categorized according to the three-level fair value hierarchy established by the FASB which prioritizes the inputs used in measuring fair value. Level 1 is based on quoted prices for the asset in active markets. Level 2 is based on inputs that are observable other than quoted market prices in active markets, such as quoted prices for the asset in inactive markets or quoted prices for similar assets. Level 3 is based on unobservable inputs that market participants would use in pricing the asset.

At December 31, 2013	Level 1	Level 2	Level 3	Total
Cash and cash equivalents(a)	$—	$2.6	$—	$2.6
Fixed income securities:
Government related securities	1.4	6.3	—	7.7
Corporate bonds(b)	—	9.6	—	9.6
Equity securities:(c)
U.S. equity	4.9	2.6	—	7.5
International equity	—	16.2	—	16.2
Other	—	0.1	—	0.1

Total assets	$6.3	$37.4	$—	$43.7

At December 31, 2012	Level 1	Level 2	Level 3	Total
Cash and cash equivalents(a)	$0.1	$1.9	$—	$2.0
Fixed income securities:
Government related securities	2.1	6.8	—	8.9
Corporate bonds(b)	—	9.1	—	9.1
Equity securities:(c)
U.S. equity	3.8	2.0	—	5.8
International equity	—	14.2	—	14.2
Other	—	0.1	—	0.1

Total assets	$6.0	$34.1	$—	$40.1

(a)	Assets categorized as Level 2 reflect investments in money market funds.
(b)	Securities of diverse industries, substantially all investment grade.
(c)	Assets categorized as Level 2 reflect investments in common collective funds.

Money market investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments. Investments in equity securities are reported at fair value based on quoted market prices on national security exchanges. The fair value of investments in common collective funds are determined using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. The fair value of government related securities and corporate bonds is determined based on quoted market prices on national security exchanges, when available, or using valuation models which incorporate certain other observable inputs including recent trading activity for comparable securities and broker-quoted prices.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Future Benefit Payments

The estimated future benefit payments for pension plans are as follows:

2014	2015	2016	2017	2018	2019-2023
$1.3	$1.3	$1.4	$1.5	$1.7	$13.1

The Company expects to contribute $4.1 million to its pension plans in 2014.

Multiemployer Pension and Postretirement Benefit Plans

The Company contributes to multiemployer plans that provide pension and other postretirement benefits to certain employees under collective bargaining agreements. Contributions to these plans were $1.6 million, $1.7 million and $1.8 million for the years ended December 31, 2013, 2012 and 2011, respectively. Based on the Company’s contributions to each individual multiemployer plan relative to the total contributions of all participating employers in such plan, no multiemployer plan was deemed to be individually significant to the Company.

Defined Contribution Plans

CBS sponsors defined contribution plans in which substantially all employees of the Company meeting eligibility requirements may participate. Employer contributions to such plans were $3.7 million, $3.4 million and $3.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. On January 1, 2014, the account balances for the Company’s employees were transferred to a defined contribution plan sponsored by the Company.

12) COMMITMENTS AND CONTINGENCIES

The Company’s commitments not recorded on the Combined Consolidated Balance Sheets primarily consist of operating lease arrangements and guaranteed minimum franchise payments. These arrangements result from the Company’s normal course of business and represent obligations that are payable over several years.

The Company has long-term operating leases for billboard sites, office space and equipment, which expire at various dates. Certain leases contain renewal and escalation clauses.

The Company has agreements with municipalities and transit operators which entitle it to operate advertising displays within their transit systems, including on the interior and exterior of rail and subway cars and buses, as well as on benches, transit shelters, street kiosks, and transit platforms. Under most of these franchise agreements, the franchisor is entitled to receive the greater of a percentage of the relevant revenues, net of agency fees, or a specified guaranteed minimum annual payment.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

At December 31, 2013, minimum rental payments under noncancellable operating leases with terms in excess of one year and guaranteed minimum franchise payments are as follows:

	Operating Leases	Guaranteed Minimum Franchise Payments
2014	$89.7	$150.8
2015	84.2	97.2
2016	73.0	22.7
2017	59.8	14.7
2018	51.8	7.2
2019 and thereafter	315.5	38.7

Total minimum payments	$674.0	$331.3

Rent expense was $292.0 million in 2013, $283.2 million in 2012 and $279.3 million in 2011, including contingent rent amounts of $35.7 million in 2013, $28.6 million in 2012 and $24.7 million in 2011. Rent expense is primarily reflected in operating expenses on the Combined Consolidated Statements of Operations and includes rent on cancellable leases and leases with terms under one year, as well as contingent rent, none of which are included in the operating lease commitments in the table above.

The Company uses letters of credit and surety bonds, which are indemnified by CBS, primarily as security against nonperformance in the normal course of business. At December 31, 2013, the outstanding letters of credit and surety bonds approximated $78.3 million and were not recorded on the Combined Consolidated Balance Sheet.

Legal Matters

On an ongoing basis, the Company is engaged in lawsuits and governmental proceedings and responds to various investigations, inquiries, notices and claims from national, state and local governmental and other authorities (collectively, “litigation”) as the outdoor advertising industry is subject to governmental regulation. Litigation is inherently uncertain and always difficult to predict. Although it is not possible to predict with certainty the eventual outcome of any litigation, in the Company’s opinion, none of its current litigation is expected to have a material adverse effect on the Company’s results of operations, financial position or cash flows.

13) SEGMENT INFORMATION

The following tables set forth the Company’s financial performance by segment. The Company manages its operations through two segments—United States and International.

Year Ended December 31,	2013	2012	2011
Revenues:
United States	$1,130.1	$1,098.6	$1,051.5
International	163.9	186.0	225.6

Total revenues	$1,294.0	$1,284.6	$1,277.1

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The Company presents operating income (loss) before depreciation and amortization (“OIBDA”), net gain (loss) on dispositions, stock-based compensation and restructuring charges (“Adjusted OIBDA”) as the primary measure of profit and loss for its operating segments in accordance with FASB guidance for segment reporting. The Company believes the presentation of Adjusted OIBDA is relevant and useful for users because it allows users to view segment performance in a manner similar to the primary method used by the Company’s management and enhances their ability to understand the Company’s operating performance.

Year Ended December 31,	2013	2012	2011
Adjusted OIBDA:
United States	$406.4	$385.4	$364.7
International	29.1	30.5	57.2
Corporate	(20.7)	(7.5)	(7.6)

Total Adjusted OIBDA	414.8	408.4	414.3
Restructuring charges	—	(2.5)	(3.0)
Net gain (loss) on dispositions	27.3	(2.2)	(2.0)
Depreciation	(104.5)	(105.9)	(109.0)
Amortization	(91.3)	(90.9)	(102.9)
Stock-based compensation(a)	(7.5)	(5.7)	(5.0)

Operating income	238.8	201.2	192.4
Other income (expense), net	(1.2)	(1.0)	0.8

Income before income taxes and equity in earnings of investee companies	237.6	200.2	193.2
Provision for income taxes	(96.6)	(89.0)	(87.8)
Equity in earnings of investee companies, net of tax	2.5	2.2	1.7

Net income	$143.5	$113.4	$107.1

(a)	Stock-based compensation is classified as a Corporate expense.

Year Ended December 31,	2013	2012	2011
Operating income (loss):
United States	$267.1	$216.4	$192.2
International	(0.1)	(2.0)	12.8
Corporate	(28.2)	(13.2)	(12.6)

Total operating income	$238.8	$201.2	$192.4

Year Ended December 31,	2013	2012	2011
Depreciation and amortization:
United States	$166.8	$165.6	$168.2
International	29.0	31.2	43.7

Total depreciation and amortization	$195.8	$196.8	$211.9

Year Ended December 31,	2013	2012	2011
Capital expenditures:
United States	$49.4	$47.5	$38.8
International	8.8	6.1	6.8

Total capital expenditures	$58.2	$53.6	$45.6

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

At December 31,	2013	2012
Assets:
United States	$3,027.6	$3,114.4
International	327.9	350.5

Total assets	$3,355.5	$3,464.9

Year Ended December 31,	2013	2012	2011
Revenues:(a)
United States	$1,130.1	$1,098.6	$1,051.5
Canada	84.7	99.2	138.1
Latin America	79.2	86.8	87.5

Total revenues	$1,294.0	$1,284.6	$1,277.1

(a)	Revenues classifications are based on customers’ locations.

At December 31,	2013	2012
Long-lived assets:(a)
United States	$2,768.5	$2,782.7
Canada	138.1	193.7
Latin America	107.6	159.3

Total long-lived assets	$3,014.2	$3,135.7

(a)	Reflects total assets less current assets, investments and noncurrent deferred tax assets.

14) SUBSEQUENT EVENTS

On January 31, 2014, the Company incurred long-term debt of $1.6 billion as follows:

At January 31, 2014
Term Loan, due 2021, net of discount	$798.0
5.250% Senior Notes due 2022	400.0
5.625% Senior Notes due 2024	400.0

Total long-term debt	$1,598.0

On January 31, 2014, CBS Outdoor Americas Capital LLC (“Capital LLC”) and CBS Outdoor Americas Capital Corporation (“Finance Corp.”), wholly owned subsidiaries of the Company (collectively, the “Borrowers”), entered into an $800 million Term Loan due 2021 and a $425 million Revolving Credit Facility, which matures in 2019 (the “Senior Credit Facilities”). The Senior Credit Facilities are governed by a credit agreement, dated as of January 31, 2014 (the “Credit Agreement”), among the Borrowers, the Company and the other guarantors from time to time party thereto, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto. On January 31, 2014, the Borrowers borrowed the full amount of the Term Loan and there were no outstanding borrowings under the Revolving Credit Facility at February 18, 2014.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

All obligations under the Senior Credit Facilities are unconditionally guaranteed by the Company and its material existing and future direct and indirect wholly owned domestic subsidiaries (except the Borrowers), subject to certain exceptions. All obligations under the Senior Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of the Borrowers and the guarantors under the Senior Credit Facilities.

The Term Loan bears interest at a per annum rate equal to 2.25% plus the greater of the London Interbank Offered Rate (“LIBOR”) or 0.75%. The interest rate on the Term Loan was 3.00% per annum at January 31, 2014. Borrowing rates under the Revolving Credit Facility are based on LIBOR plus a margin based on the Company’s consolidated net secured leverage ratio, which is the ratio of (i) the Company’s consolidated secured debt (less up to $150 million of unrestricted cash and cash equivalents) to (ii) the Company’s consolidated EBITDA (as defined in the Credit Agreement). Interest on the Term Loan and Revolving Credit Facility is payable at the end of each LIBOR period, but in no event less frequently than quarterly. The Borrowers pay a commitment fee based on the amount of unused commitments under the Revolving Credit Facility.

The Credit Agreement contains certain customary affirmative and negative covenants, representations and warranties and events of default. The occurrence of an event of default under the Credit Agreement could result in the termination of the commitments under the Revolving Credit Facility and the acceleration of all outstanding borrowings under the Senior Credit Facilities and could cause a cross-default that could result in the acceleration of other indebtedness, including the full principal amount of the Senior Notes. The terms of the Revolving Credit Facility require the Company to maintain a maximum consolidated net secured leverage ratio of 3.50 to 1.00, which will be increased to 4.00 to 1.00 if the Company elects to be taxed as a REIT.

The Borrowers are permitted to prepay amounts outstanding under the Senior Credit Facilities at any time. If a prepayment of the Term Loan is made on or prior to July 31, 2014 as a result of certain refinancing or repricing transactions, the Borrowers will be required to pay a fee equal to 1.00% of the principal amount of the obligations so refinanced or repriced. Subject to certain exceptions (including in certain cases, reinvestment rights), the Term Loan requires the Borrowers to prepay certain amounts outstanding thereunder with the net cash proceeds of certain asset sales, certain casualty events and certain issuances of debt.

Also on January 31, 2014, the Borrowers issued $400 million aggregate principal amount of 5.250% senior notes due 2022 and $400 million aggregate principal amount of 5.625% senior notes due 2024. The Senior Notes were issued pursuant to an indenture dated as of January 31, 2014 among Capital LLC, Finance Corp., the Company and the other guarantors party thereto from time to time and Deutsche Bank Trust Company Americas, as trustee. The indenture governing the Senior Notes contains certain customary affirmative and negative covenants and events of default. The occurrence of an event of default under the indenture governing the Senior Notes could cause a cross-default that could result in the acceleration of other indebtedness, including all outstanding borrowings under the Senior Credit Facilities. The Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Company and each of its direct and indirect subsidiaries that guarantees the Senior Credit Facilities. Interest on the Senior Notes is payable on May 15 and November 15 of each year, beginning on May 15, 2014.

The Borrowers may redeem some or all of the 5.250% senior notes due 2022 and 5.625% senior notes due 2024 at any time, or from time to time, on or after February 15, 2017 and February 15, 2019, respectively, at a premium that will decrease over time, plus accrued and unpaid interest to the date of redemption. Prior to such dates the Borrowers may redeem some or all of such notes subject to payment of a customary make-whole premium. In addition, prior to February 15, 2017, the Borrowers may redeem up to 35% of the aggregate principal amount of each series of Senior Notes with the proceeds of certain equity offerings. In connection with

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

the issuance of the Senior Notes, the Borrowers, the Company and the other guarantors of the Senior Notes entered into a registration rights agreement dated as of January 31, 2014 with the initial purchasers of the Senior Notes (the “Notes Registration Rights Agreement”). Pursuant to the Notes Registration Rights Agreement, the Company and the Borrowers have agreed to use their commercially reasonable best efforts to cause a registration statement to become effective with the SEC relating to an offer to exchange the Senior Notes for registered Senior Notes having substantially identical terms, or in certain cases, to register the Senior Notes for resale. If the Company and the Borrowers are not in timely compliance with their obligations to register or exchange the Senior Notes pursuant to the terms of the Notes Registration Rights Agreement, the Borrowers will be required to pay additional interest to the holders of the Senior Notes under certain circumstances.

As a result of the transactions described above, on January 31, 2014, the Company incurred indebtedness of $1.6 billion, from which the Company received net proceeds of approximately $1.57 billion after deducting bank fees, discounts and commissions incurred in connection therewith. Pursuant to the completion of the CBS reorganization transactions, the Company transferred approximately $1.52 billion of the proceeds to a wholly owned subsidiary of CBS, which is an amount equal to the net proceeds of this indebtedness less $50 million, which remained with the Company to use for corporate purposes and ongoing cash needs.

On January 31, 2014, the Borrowers also entered into a Letter of Credit Facility, pursuant to which the Company may obtain letters of credit from time to time in an aggregate outstanding face amount of up to $80 million. After the first year, the Letter of Credit Facility will automatically extend for successive one-year periods unless either the Borrowers or the issuing bank under it elect not to extend it. The same subsidiaries that guarantee the Senior Credit Facilities guarantee the Letter of Credit Facility, and the Letter of Credit Facility is secured on an equal and ratable basis by liens in the same collateral that secures the Senior Credit Facilities.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

15) QUARTERLY FINANCIAL DATA (unaudited):

The Company’s revenues and profits experience seasonality due to seasonal advertising patterns and influences on advertising markets. Typically, the Company’s revenues and profits are highest in the fourth quarter, during the holiday shopping season, and lowest in the first quarter, as advertisers cut back on spending following the holiday shopping season.

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues:
United States	$245.2	$285.9	$296.5	$302.5	$1,130.1
International	34.0	46.8	41.7	41.4	163.9

Total revenues	$279.2	$332.7	$338.2	$343.9	$1,294.0

Adjusted OIBDA:
United States	$80.1	$106.4	$113.7	$106.2	$406.4
International	0.6	11.6	7.8	9.1	29.1
Corporate	(5.3)	(4.9)	(5.4)	(5.1)	(20.7)

Total Adjusted OIBDA	75.4	113.1	116.1	110.2	414.8
Net gain (loss) on dispositions	9.8 (a)	(0.1)	0.1	17.5 (b)	27.3
Depreciation	(26.0)	(25.9)	(26.4)	(26.2)	(104.5)
Amortization	(22.9)	(22.7)	(22.6)	(23.1)	(91.3)
Stock-based compensation	(1.6)	(1.6)	(2.6)	(1.7)	(7.5)

Total operating income	$34.7	$62.8	$64.6	$76.7	$238.8

Operating income (loss):
United States	$48.2	$65.2	$72.0	$81.7	$267.1
International	(6.6)	4.1	0.6	1.8	(0.1)
Corporate	(6.9)	(6.5)	(8.0)	(6.8)	(28.2)

Total operating income	$34.7	$62.8	$64.6	$76.7	$238.8

Net income	$19.9	$36.4	$37.2	$50.0	$143.5

(a)	During the first quarter of 2013, the Company exchanged most of its billboards in Salt Lake City for billboards in New Jersey resulting in a gain of $9.8 million.
(b)	During the fourth quarter of 2013, the Company sold 50% of its transit shelter operations in Los Angeles, and the Company and the buyer each subsequently contributed their respective 50% interests in these operations to a 50/50 joint venture they own together. This transaction resulted in a gain of $17.5 million.

CBS OUTDOOR AMERICAS

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues:
United States	$244.6	$281.7	$284.9	$287.4	$1,098.6
International	41.3	49.7	46.6	48.4	186.0

Total revenues	$285.9	$331.4	$331.5	$335.8	$1,284.6

Adjusted OIBDA:
United States	$76.7	$101.9	$108.1	$98.7	$385.4
International	5.9	13.3	11.0	0.3	30.5
Corporate	(1.7)	(1.6)	(2.0)	(2.2)	(7.5)

Total Adjusted OIBDA	80.9	113.6	117.1	96.8	408.4
Restructuring charges	—	(0.5)	(1.9)	(0.1)	(2.5)
Net loss on dispositions	(0.8)	(0.7)	(0.3)	(0.4)	(2.2)
Depreciation	(26.5)	(26.8)	(26.7)	(25.9)	(105.9)
Amortization	(22.1)	(22.8)	(23.0)	(23.0)	(90.9)
Stock-based compensation	(1.3)	(1.5)	(1.5)	(1.4)	(5.7)

Total operating income	$30.2	$61.3	$63.7	$46.0	$201.2

Operating income (loss):
United States	$35.1	$59.3	$64.5	$57.5	$216.4
International	(1.9)	5.1	2.7	(7.9)	(2.0)
Corporate	(3.0)	(3.1)	(3.5)	(3.6)	(13.2)

Total operating income	$30.2	$61.3	$63.7	$46.0	$201.2

Net income	$18.7	$37.2	$38.7	$18.8	$113.4

CBS OUTDOOR AMERICAS

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(Dollars in millions)

Col. A	Col. B	Col. C			Col. D	Col. E
Description	Balance at Beginning of Period	Balance Acquired through Acquisitions	Charged to Costs and Expenses	Charged to Other Accounts(a)	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31, 2013	$19.3	$—	$0.4	$—	$4.0	$15.7
Year ended December 31, 2012	$22.4	$—	$3.1	$0.2	$6.4	$19.3
Year ended December 31, 2011	$29.6	$—	$3.0	$—	$10.2	$22.4

Valuation allowance on deferred tax assets:
Year ended December 31, 2013	$8.0	$—	$3.0	$—	$0.9	$10.1
Year ended December 31, 2012	$7.5	$—	$0.7	$—	$0.2	$8.0
Year ended December 31, 2011	$6.3	$—	$1.3	$—	$0.1	$7.5

(a)	Reflects increase in allowance related to foreign currency translation adjustments.

CBS OUTDOOR AMERICAS

SCHEDULE III—SCHEDULE OF REAL ESTATE AND

ACCUMULATED DEPRECIATION

AT DECEMBER 31, 2013

(Dollars in millions)

Description(1)	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Carrying Amount at December 31, 2013(3)	Accumulated Depreciation	Construction Date	Acquisition Date	Useful Lives
United States—45,094 displays	—		(2)		(2)	$1,266.6	$(768.0)	Various	Various	5 to 20 years
Canada—6,054 displays	—		(2)		(2)	348.7	(258.3)	Various	Various	5 to 20 years
Mexico—4,657 displays	—		(2)		(2)	33.1	(20.5)	Various	Various	5 to 20 years
Argentina—585 displays	—		(2)		(2)	1.9	(0.6)	Various	Various	5 to 20 years
Brazil—771 displays	—		(2)		(2)	5.7	(0.9)	Various	Various	5 to 20 years
Uruguay—156 displays	—		(2)		(2)	2.0	(1.1)	Various	Various	5 to 20 years
Chile—890 displays	—		(2)		(2)	4.3	(3.3)	Various	Various	5 to 20 years

						$1,662.3	$(1,052.7)

(1)	No single asset exceeded 5% of the total gross carrying amount at December 31, 2013.
(2)	This information is omitted as it would be impracticable to compile on a site-by-site basis.
(3)	Includes sites under construction.

The following table summarizes the activity for the Company’s real estate assets, which consist of advertising displays, and the related accumulated depreciation.

	2013	2012	2011
Gross real estate assets:
Balance at the beginning of the year	$1,655.9	$1,627.1	$1,607.3
Additions for construction of / improvements to structures	50.6	47.0	43.9
Assets sold or written-off	(14.9)	(32.3)	(8.9)
Foreign exchange	(29.3)	14.1	(15.2)

Balance at the end of the year	$1,662.3	$1,655.9	$1,627.1

Accumulated depreciation:
Balance at the beginning of the year	$990.0	$911.0	$827.1
Depreciation	97.5	98.8	101.3
Foreign exchange	(21.1)	9.9	(10.2)
Assets sold or written-off	(13.7)	(29.7)	(7.2)

Balance at the end of the year	$1,052.7	$990.0	$911.0

The Exchange Agent for the Exchange Offer is:

Wells Fargo Bank, N.A.

By Mail: Wells Fargo Bank, N.A. Shareowner Services Corporate Actions Department P.O. Box 64854 St. Paul, Minnesota 55164-0854

By Hand or Overnight Courier:

By 12:00 a.m. NYC time on Expiration Date

Wells Fargo Bank, N.A.

Shareowner Services

Corporate Actions Department

1110 Centre Pointe Curve, Suite 101

Mendota Heights, Minnesota 55120

The letter of transmittal and any other required documents should be sent or delivered by each stockholder or broker, dealer, commercial bank, trust company or other nominee to the exchange agent, Wells Fargo Bank, N.A., at one of its addresses set forth above. Notices of Guaranteed Delivery and Notices of Withdrawal may be sent to the exchange agent by facsimile transmission at (866) 734-9952.

Questions or requests for assistance may be directed to the information agent at the addresses and telephone numbers listed below. Additional copies of this prospectus and the applicable letter of transmittal and instructions thereto may be obtained from the information agent. A stockholder may also contact brokers, dealers, commercial banks, trust companies or similar institutions for assistance concerning the exchange offer.

The Information Agent for the Exchange Offer is:

GEORGESON INC.

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

1-888-624-7035 (toll-free for all stockholders in the United States) +1-781-575-3340 (all others outside the United States)

The dealer managers for the exchange offer are:

Goldman, Sachs & Co.	Morgan Stanley

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	Indemnification of Directors and Officers

The Maryland General Corporation Law (the “MGCL”) permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Outdoor Americas’ charter contains a provision that eliminates the liability of its directors and officers to the maximum extent permitted by the MGCL.

The MGCL requires Outdoor Americas (unless its charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits Outdoor Americas to indemnify any present or former director or officer, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any proceeding to which he or she may be made or threatened to be made a party by reason of his or her service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, Outdoor Americas may not indemnify a director or officer in a suit by it or in its right in which the director or officer was adjudged liable to Outdoor Americas or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that a personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by Outdoor Americas or in its right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits Outdoor Americas to advance reasonable expenses to a director or officer upon receipt of:

•	a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by Outdoor Americas if it is ultimately determined that the director or officer did not meet the standard of conduct.

Outdoor Americas charter authorizes it, and its bylaws obligate it, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; and

•	any individual who, while a director or officer of Outdoor Americas and at its request, serves or has served as a director, officer, trustee or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Outdoor Americas’ charter and bylaws also permit Outdoor Americas to indemnify and advance expenses to any person who served a predecessor of Outdoor Americas in any of the capacities described above and to any employee of Outdoor Americas or a predecessor of Outdoor Americas.

The indemnification and payment or reimbursement of expenses provided by the indemnification provisions of Outdoor Americas’ charter and bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any statute, bylaw, resolution, insurance, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, Outdoor Americas has entered into separate indemnification agreements with each of its directors in the form filed as Exhibit 10.5 to this Registration Statement. Each indemnification agreement provides, among other things, for indemnification as provided in the agreement and otherwise to the fullest extent permitted by law and Outdoor Americas’ charter and bylaws against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees. The indemnification agreements provide for the advancement or payment of expenses to the indemnitee and for reimbursement to Outdoor Americas if it is found that such indemnitee is not entitled to such advancement.

ITEM 21.	Exhibits and Financial Statements Schedules

(a) Exhibits: The list of exhibits is set forth under “Exhibit Index” at the end of the registration statement of which this prospectus forms a part and is incorporated herein by reference.

(b) Financial Statement Schedules: See Index to Combined Consolidated Financial Statements and the related notes thereto.

ITEM 22.	Undertakings

(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 11, 2014.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

CBS OUTDOOR AMERICAS INC.

By:	/s/ Donald R. Shassian
	Name: Title:	Donald R. Shassian Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jeremy M. Male	Chief Executive Officer and Director (Principal Executive Officer)	June 11, 2014

/s/ Donald R. Shassian Donald R. Shassian	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 11, 2014

* Anthony G. Ambrosio	Director	June 11, 2014

* Joseph R. Ianniello	Director	June 11, 2014

* Peter Mathes	Director	June 11, 2014

* Leslie Moonves	Director	June 11, 2014

* Lawrence P. Tu	Director	June 11, 2014

* Joseph H. Wender	Director	June 11, 2014

*By: /s/ Donald R. Shassian Donald R. Shassian Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of January 15, 2014, by and among CBS Corporation, CBS Outdoor Americas Inc. and CBS Radio Media Corporation (incorporated herein by reference to Exhibit 2.1 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on January 31, 2014).

2.2	Master Separation Agreement, dated as of April 2, 2014, by and between CBS Outdoor Americas Inc. and CBS Corporation (incorporated herein by reference to Exhibit 2.1 to CBS Outdoor Americas Inc.’s Current Report on Form 8-K, filed on April 2, 2014).

3.1	Articles of Amendment and Restatement of CBS Outdoor Americas Inc. effective March 28, 2014 (incorporated herein by reference to Exhibit 3.1 to CBS Outdoor Americas Inc.’s Current Report on Form 8-K, filed on April 2, 2014).

3.2	Amended and Restated Bylaws of CBS Outdoor Americas Inc. effective March 28, 2014 (incorporated herein by reference to Exhibit 3.2 to CBS Outdoor Americas Inc.’s Current Report on Form 8-K, filed on April 2, 2014).

4.1	Indenture, dated as of January 31, 2014, by and among CBS Outdoor Americas Capital LLC, CBS Outdoor Americas Capital Corporation, the guarantors named therein and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 4.1 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on January 31, 2014).

4.2	Registration Rights Agreement, dated as of January 31, 2014, by and among CBS Outdoor Americas Capital LLC, CBS Outdoor Americas Capital Corporation, the guarantors named therein and Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and Citigroup Global Markets Inc. (incorporated herein by reference to Exhibit 4.2 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on January 31, 2014).

5.1	Opinion of Venable LLP.

8.1	Tax Opinion of Wachtell, Lipton, Rosen & Katz.

8.2	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

8.3	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1	Tax Matters Agreement, dated as of April 2, 2014, by and between CBS Outdoor Americas Inc. and CBS Corporation (incorporated herein by reference to Exhibit 10.1 to CBS Outdoor Americas Inc.’s Current Report on Form 8-K, filed on April 2, 2014).

10.2	Transition Services Agreement, dated as of April 2, 2014, by and between CBS Outdoor Americas Inc. and CBS Corporation (incorporated herein by reference to Exhibit 10.2 to CBS Outdoor Americas Inc.’s Current Report on Form 8-K, filed on April 2, 2014).

10.3	Registration Rights Agreement, dated as of April 2, 2014, by and between CBS Outdoor Americas Inc. and CBS Corporation (incorporated herein by reference to Exhibit 10.4 to CBS Outdoor Americas Inc.’s Current Report on Form 8-K, filed on April 2, 2014).

10.4	License Agreement, dated as of April 2, 2014, by and between CBS Outdoor Americas Inc. and CBS Broadcasting Inc. (incorporated herein by reference to Exhibit 10.3 to CBS Outdoor Americas Inc.’s Current Report on Form 8-K, filed on April 2, 2014).

10.5	Form of Director Indemnification Agreement (incorporated herein by reference to Exhibit 10.5 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on February 18, 2014).

Exhibit Number	Description

10.6	Credit Agreement, dated as of January 31, 2014, by and among CBS Outdoor Americas Capital LLC, CBS Outdoor Americas Capital Corporation, the guarantors party thereto, Citibank, N.A. and the other lenders party thereto from time to time (incorporated herein by reference to Exhibit 10.6 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on January 31, 2014).

10.7	CBS Outdoor Americas Omnibus Stock Incentive Plan, effective as of March 27, 2014 (incorporated herein by reference to Exhibit 10.6 to CBS Outdoor Americas Inc.’s Current Report on Form 8-K, filed on April 2, 2014).

10.8	CBS Outdoor Americas Inc. Executive Bonus Plan, effective as of March 27, 2014 (incorporated herein by reference to Exhibit 10.7 to CBS Outdoor Americas Inc.’s Current Report on Form 8-K, filed on April 2, 2014).

10.9	Outdoor Americas Excess 401(k) Plan, effective as of January 1, 2014 (incorporated herein by reference to Exhibit 10.9 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on February 18, 2014).

10.10	Employment Agreement with Jeremy J. Male, dated as of September 6, 2013 (incorporated herein by reference to Exhibit 10.10 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on February 18, 2014).

10.11	Employment Agreement with Wally Kelly, dated as of August 21, 2013 (incorporated herein by reference to Exhibit 10.11 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on February 18, 2014).

10.12	Employment Agreement with Donald R. Shassian, dated as of November 20, 2013 (incorporated herein by reference to Exhibit 10.12 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on February 18, 2014).

10.13	Employment Agreement with Raymond Nowak, dated as of November 25, 2013 (incorporated herein by reference to Exhibit 10.13 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on February 18, 2014).

10.14	Employment Letter with Richard Sauer, dated as of October 26, 2006 (incorporated herein by reference to Exhibit 10.14 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on February 18, 2014).

10.15	Employment Agreement with Richard Sauer, dated as of February 17, 2014 (incorporated herein by reference to Exhibit 10.15 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on February 18, 2014).

10.16	Form of Certificate and Terms and Conditions for Performance-Based Restricted Share Units Awards with Time Vesting (incorporated herein by reference to Exhibit 10.11 to CBS Outdoor Americas Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014).

10.17	Form of Certificate and Terms and Conditions for Restricted Share Units Awards with Time Vesting (incorporated herein by reference to Exhibit 10.12 to CBS Outdoor Americas Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014).

10.18	Form of Certificate and Terms and Conditions for Restricted Share Units Awards with Time Vesting for Directors of CBS Outdoor Americas Inc. (incorporated herein by reference to Exhibit 10.13 to CBS Outdoor Americas Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014).

10.19	Summary of CBS Outdoor Americas Inc. Compensation for Outside Directors (incorporated herein by reference to Exhibit 10.14 to CBS Outdoor Americas Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014).

Exhibit Number	Description

10.20	CBS Corporation 2004 Long-Term Management Incentive Plan (as amended and restated through May 25, 2006) (incorporated herein by reference to Exhibit 10 to CBS Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, File No. 001-09553).

10.21	CBS Corporation 2009 Long-Term Incentive Plan (effective February 21, 2008, as amended and restated May 23, 2013) (incorporated herein by reference to Exhibit 10(c) to CBS Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, File No. 001-09553).

10.22	Form of Certificate and Terms and Conditions for Converted Stock Options (incorporated herein by reference to Exhibit 10(c)(ii) to CBS Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, File No. 001-09553).

10.23	Form of Certificate and Terms and Conditions of Converted Performance-Based Restricted Share Units with Time Vesting (incorporated herein by reference to Exhibit 10(c)(v) to CBS Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, File No. 001-09553).

10.24	Form of Certificate and Terms and Conditions of Converted Restricted Share Units with Time Vesting (incorporated herein by reference to Exhibit 10(c)(vii) to CBS Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, File No. 001-09553).

21.1	List of Subsidiaries of CBS Outdoor Americas Inc. (incorporated herein by reference to Exhibit 21.1 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-11 (File No. 333-189643), filed on January 31, 2014).

23.1	Consent of PricewaterhouseCoopers LLP (with respect to CBS Corporation).

23.2	Consent of PricewaterhouseCoopers LLP (with respect to CBS Outdoor Americas Inc.).

23.3	Consent of Venable LLP (included in Exhibit 5.1).

23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).

23.5	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibits 8.2 and 8.3).

24.1	Power of Attorney of Anthony G. Ambrosio.

24.2	Power of Attorney of Joseph R. Ianniello.

24.3	Power of Attorney of Jeremy J. Male.

24.4	Power of Attorney of Peter Mathes.

24.5	Power of Attorney of Leslie Moonves.

24.6	Power of Attorney of Lawrence P. Tu.

24.7	Power of Attorney of Joseph H. Wender.

99.1	Form of Letter of Transmittal and Instructions for Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions.

99.4	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions.

99.5	Form of Notice of Withdrawal.

99.6	Form of Notice to Participants in CBS 401(k) Plan.

Exhibit Number	Description

99.7	Form of Notice to Participants in Outdoor 401(k) Plan.

99.8	Form of Notice of Conditional Exercise.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema.

101.CAL*	XBRL Taxonomy Calculation Linkbase.

101.DEF*	XBRL Taxonomy Definition Document.

101.LAB*	XBRL Taxonomy Label Linkbase.

101.PRE*	XBRL Taxonomy Presentation Linkbase.

*	XBRL information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.